Carolyn Bishop with her daughter, Aubrey San Antonio, Texas



Pfizer

Annual Review 2007

Progress & Promise
Our Path Forward

Lloyd E. Knapp Executive Director, Pfizer Global Research & Development, Lyrica Development Team Leader



Lyrica sales were $1.8 billion in 2007, up 58 percent over 2006. This Pfizer-developed medicine is widely approved as a treatment for diabetic peripheral neuropathy, postherpetic neuralgia, and as an adjunctive therapy for epilepsy. In June 2007, Lyrica also became the first treatment approved in the U.S. for fibromyalgia, a complex and often debilitating disease characterized by chronic widespread pain, poor sleep, and excessive fatigue. Fibromyalgia affects two to five percent of the U.S. population, mostly women in early to middle adulthood, according to the American College of Rheumatology.

Lyrica builds on three decades of scientific research into how pain signals are transmitted and amplified in the body. Because it passes through the body without being metabolized, Lyrica is well-tolerated by most patients and can be used in combination with many other therapies.

For its role in meeting a huge unmet medical need, Lyrica was named as one of *TIME Magazine*'s "Top 10 Medical Breakthroughs for 2007." *TIME* said, "In studies, Lyrica not only soothed the pain of fibromyalgia, but also significantly improved patients' quality of life."

90%

Nine out of 1
fibromyalgia
patients suffer
severe fatigue
sleep disorde

A GUIDE TO THE ANNUAL REVIEW

A Pivotal Year

In 2007, Pfizer made substantial progress in positioning the company to deliver strong shareholder returns through revenue and income growth in the next decade. There are no quick fixes for a company our size, but our progress in building a foundation for solid, sustainable growth is real. So is our promise as a continued leader in meeting one of the world's most basic needs: better health care for more people.

Progress.

In 2007, we did what we said we would do.

- Executed against a broad plan to position Pfizer to deliver long-term value.
- Delivered solid operating performance, despite losing U.S. market exclusivity for Norvasc in 2007 and Zoloft in 2006.
- Advanced important programs into Phase III, which are aimed at cancer, fibromyalgia, anxiety and infections.
- Completed or announced 14 business development agreements in strategic growth areas.
- Created smaller, more focused businesses.
- Reduced our employee force by more than 11,000 people.
- Repurchased $10 billion of Pfizer common stock.
- Improved our relationships with key trade and managed-care customers.

Promise.

The trends in health care are in our favor.

- An age wave is sweeping the world.
- The global pharmaceutical business is growing.
- There is a compelling case for greater investment in prevention, wellness and early treatment.
- Biotherapeutics hold tremendous promise.
- Our pipeline of promising compounds continues to expand.
- We have a large portfolio of established products.
- We are well-positioned in both developed and developing nations.
- We have financial strength and a sophisticated global infrastructure.
- Emerging markets beckon.

Plan.

The path forward is clear.

OUR STRATEGIES:

- Refocus and optimize our patent-protected portfolio.
- Find new opportunities for established products.
- Grow in emerging markets.
- Invest in complementary businesses.
- Instill a culture of innovation and continuous improvement.
- Continue to meet our commitments to everyone with a stake in our success.

Chairman's Report to Shareholders
Our Path Forward

To Our Owners: Pfizer's performance in 2007 can be summarized in two sentences. We made and met challenging commitments. We made significant progress in building the solid foundation for a successful future. As a result, Pfizer is closer to meeting our top commitment to you: to change the ways we do business and position Pfizer to deliver strong total shareholder return through growth in revenue and income.

Pfizer had a solid year in 2007, as measured by revenues, adjusted income[1] and adjusted diluted earnings per share[1]. Our revenues in 2007 were comparable to 2006, and in line with our forecasts. Keeping revenues steady in 2007 meant that we overcame a $3.5 billion revenue deficit due to the end of exclusive U.S. marketing rights for two of our top-selling medicines, Zoloft in 2006 and Norvasc in 2007.

Our revenues benefited from favorable foreign exchange rates and from the strong performance of many new and in-line medicines. Our adjusted income[1] and adjusted diluted earnings per share[1] were both higher. We fulfilled a commitment we made in early 2007 to improve total shareholder return by repurchasing $10 billion in Pfizer common stock, and by substantially increasing our dividend. 2008 marks the 41st straight year of increased dividend payments to our owners. We achieved all this in the midst of urgent action to make fundamental changes in our company, and in a very difficult operating environment for the research-based pharmaceutical industry.

Moving With a Sense of Urgency When I became CEO in mid-2006, I said that we needed to take decisive, quick action to transform Pfizer. Making all the changes we need to make will take investment and determined action over several years, but in 2007 we made real, substantial progress.

Much of our work centered on rebuilding the foundation for our business and setting the framework for better long-term performance. This required painful decisions. One of them was to lower a cost base that was out of sync with our near-term revenue expectations. In 2007, our headcount decreased by more than 11,000. We cut layers of management, and exited operations in six manufacturing sites and two major R&D locations. We are on track to meet a commitment made early in 2007 to achieve, in 2008, an absolute reduction in our adjusted total costs[2] of at least $1.5 billion to $2 billion, when compared with 2006 and at 2006 foreign exchange rates.

In another difficult decision taken in 2007, after assessing the long-term prospects for the world's first inhalable insulin, Exubera, we decided to exit the product. We did everything we could to make Exubera's breakthrough science and manufacturing a commercial success, but a new way to deliver insulin was not accepted by patients, physicians or payers. As tough as this decision was to make, it was consistent with our pledge to deploy our owners' capital only where it will produce an appropriate return. In exiting this product, Pfizer took a pre-tax charge of $2.8 billion in 2007.

Unleashing the Entrepreneurial Spirit In 2007, we also met our commitment to create smaller, more entrepreneurial business groups within our company. I firmly believe that Pfizer can gain competitive advantage by combining the spirit of a small company with the global reach and resources that we uniquely possess in our industry. In 2007, we reorganized operations in our largest market—the U.S.—into four smaller, much more focused businesses, each devoted to a distinct group of therapies. Leaders can now deploy their resources as



Jeff Kindler
Chairman of the Board and
Chief Executive Officer

Financial Highlights

Three-Year Summary

(millions, except per common share data)	As of and for the year ended December 31			% Change	
	2007	2006	2005	07/06	06/05
Revenues	$ 48,418	$ 48,371	$ 47,405	—	2
Research & Development expenses	$ 8,089	$ 7,599	$ 7,256	6	5
Acquisition-related in-process research and development charges[a]	$ 283	$ 835	$ 1,652	(66)	(49)
Restructuring charges and acquisition-related costs[b]	$ 2,534	$ 1,323	$ 1,356	92	(2)
Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principles	$ 9,278	$ 13,028	$ 10,800	(29)	21
Net income	$ 8,144	$ 19,337	$ 8,085	(58)	139
Diluted earnings per common share	$ 1.17	$ 2.66	$ 1.09	(56)	144
Weighted average shares–diluted	6,939	7,274	7,411	(5)	(2)
Number of common shares outstanding	6,762	7,100	7,321	(5)	(3)
Working capital	$ 25,314	$ 25,559	$ 18,433	(2)	39
Goodwill & other identifiable intangible assets, net	$ 41,880	$ 45,226	$ 47,229	(7)	(4)
Total assets	$ 115,268	$ 115,546	$ 116,970	—	(1)
Total debt[c]	$ 13,139	$ 7,980	$ 17,936	65	(56)
Total shareholders' equity	$ 65,010	$ 71,358	$ 65,764	(9)	9
Shareholders' equity per common share	$ 9.65	$ 10.05	$ 8.98	(4)	12
Cash provided by continuing operating activities	$ 13,353	$ 17,594	$ 14,733	(24)	19
Property, plant and equipment additions	$ 1,880	$ 2,050	$ 2,106	(8)	(3)
Purchases of common stock	$ 9,994	$ 6,979	$ 3,797	43	84
Cash dividends paid	$ 7,975	$ 6,919	$ 5,555	15	25

(a) Acquisition-related in-process research and development charges primarily related to our acquisitions of BioRexis Pharmaceutical Corp. and Embrex, Inc. in 2007, PowderMed Ltd. and Rinat Neuroscience Corp. in 2006 and Vicuron Pharmaceuticals Inc. and Idun Pharmaceuticals Inc. in 2005.

(b) Restructuring charges and acquisition-related costs include restructuring charges related to our cost-reduction initiatives and integration costs and restructuring charges related to our acquisition of Pharmacia Corporation on April 16, 2003.

(c) Our short-term borrowings are rated P-1 by Moody's Investors Service (Moody's) and A1+ by Standard & Poor's (S&P). Our long-term debt is rated Aa1 by Moody's and AAA by S&P. Moody's and S&P are major corporate debt-rating organizations.

Detailed information on our financial and operational performance can be found in the 2007 Financial Report.

the market demands and move fast to capitalize on new opportunities, as was demonstrated in the rapid U.S. launch of Lyrica's fibromyalgia indication when it was approved by the FDA in mid-2007. We also created a dedicated U.S. customer support group to work more closely with our valued national customers.

To enhance creativity and innovation in all our biomedical research, we restructured Pfizer Global Research & Development, putting all the discovery scientists involved in a specific therapeutic category under one roof, with one leader. In 2007, we also formed the Biotherapeutics and Bioinnovation Center, to do what venture capitalists do all the time—find new ideas, fund them, and help them flourish as commercial successes. Since our last Annual Review, we completed 14 major business development transactions, along with hundreds of smaller alliances, all aimed at supercharging our pharmaceutical and biopharmaceutical pipeline.

We also took a fresh look at our global product portfolio, which includes hundreds of products that are no longer exclusive to Pfizer but have the marketing and distribution strength of our company behind them. A newly formed group, called Established Products, will drive our growth in this fast-moving market segment.

Growth in New Medicines Pfizer's revenues are largely propelled by a group of patent-protected, high-value medicines. These include Lipitor, the world's best-selling medicine, whose sales remained relatively steady in 2007 despite ferocious branded and unbranded competition.

Three of our recently introduced medicines—Lyrica for pain and epilepsy, Chantix for smoking cessation, and Sutent for certain types of cancers—are performing very well.

Lyrica revenues for 2007 were up 58 percent over 2006, and Lyrica became the first medicine ever approved by the FDA for the hard-to-treat, painful syndrome known as fibromyalgia. Revenues for Sutent—an important oncology breakthrough and the first of a series of new cancer medicines we plan to introduce over the next decade—were up 166 percent over 2006. Chantix generated $883 million in its first full year of availability to patients. Given the rapid uptake of this first new prescription smoking cessation medicine in a decade, we have been working very closely with regulatory authorities to ensure that doctors and their patients understand the benefits and risks of the medicine.

Pfizer Animal Health had a very strong year. Sales rose 14 percent and this group recently introduced six new medicines, including Slentrol, the first FDA-approved treatment for obesity in dogs.

A Resilient, Productive Workforce 2007 was a challenging year for all of Pfizer's colleagues, and their concern in the face of urgent change is understandable. What is inspiring is their continued top performance. I traveled hundreds of thousands of miles last year to visit with—and listen to—thousands of Pfizer colleagues, in groups large and small. At every turn, I heard stories of their performance that confirm my confidence in our future. Here are some of them:

- In 2007, we streamlined our sales force with no measurable loss of productivity. For example, even as they experienced significant changes, our U.S. sales force was again rated by doctors as the best in the business—the 13th straight year our outstanding professional representatives have earned this top ranking. Pfizer sales forces in many other nations are similarly rated by customers as the very best in the business.
- The Pfizer manufacturing team at Illertissen, Germany, met demand for Chantix that was far greater than our most optimistic projections. Last year, the Illertissen plant was named "Facility of the Year for Process Innovation" by an independent panel of manufacturing experts.
- Pfizer scientists in the U.S. and Europe won three 2007 Prix Galien awards—one of the most prestigious awards for medical innovation—for Sutent, Chantix and Lipitor, respectively.

Pfizer colleagues everywhere met a year of nonstop change with determination, resilience and pride in performance. I am energized by their work and honored to lead them. Our colleagues demonstrate, day after day, in all corners of the world, the values that Pfizer has held close since our founding in 1849: integrity, customer focus, respect for people, teamwork, performance, leadership, innovation, community and quality.



"Our colleagues demonstrate, day after day, in all corners of the world, the values that Pfizer has held close since our founding in 1849: integrity, customer focus, respect for people, teamwork, performance, leadership, innovation, community and quality."

Reshaping Senior Leadership By the end of my first full year as CEO, we had reshaped our senior management team—the top 100 or so global leaders of our company—to ensure that we have the right balance of new and veteran leaders, and a solid mix of executives with deep experience at Pfizer, strong records of achievement in pharmaceutical organizations outside Pfizer, and fresh perspectives from outside our industry. Our senior management team has nearly 2,000 years of experience in our industry and an average of 18 years of experience with the company—but it also includes select leaders who are bringing to us insights they gained from outside our industry. These insights are vital as our industry and our company experience significant change.

Our top leadership group, the Executive Leadership Team, gained a number of new members since my last report to you. These include two outstanding Pfizer leaders—Martin Mackay, the President of Pfizer Global Research & Development; and Nat Ricciardi, the President of Pfizer Global Manufacturing—as well as four prominent executives recruited from outside Pfizer. They are Frank D'Amelio, our Chief Financial Officer; Corey Goodman, the head of the newly formed Biotherapeutics and Bioinnovation Center; Mary McLeod, our head of human resources; and our new communications chief, Sally Susman. These leaders, fresh to Pfizer, complement other senior executives with deep and diverse Pfizer experiences. We seek out and respect each other's opinions, meet problems head on, sharpen our thinking through active debate, and come together for strong execution.

In speaking of leadership, I want to acknowledge two Pfizer leaders who retired in 2007 and were instrumental in building Pfizer into the company we are today.

David Shedlarz joined Pfizer in 1976 and was a passionate advocate for our company in all of his leadership roles, including, most recently, Vice Chairman. I am grateful for David's counsel during my first year as Pfizer's CEO.

John LaMattina joined Pfizer in 1977 as a bench scientist and retired in 2007 as President, Pfizer Global Research & Development. Thanks to John and the teams he led, Pfizer is poised to roll out a steady stream of new products in the decade ahead.

New Members of the Board of Directors In 2007, Suzanne Nora Johnson, senior director and former vice chairman of Goldman Sachs, and Jim Kilts, a founding partner of Centerview Partners and former chairman and CEO of Gillette, honored us by joining the Board. I am delighted with their confidence in Pfizer and our future, and appreciate the hard work of engaged oversight done by all the independent directors on our Board.

Our Path Forward Building on our progress last year, early in 2008, we adopted *Our Path Forward*—a wide-ranging plan for Pfizer's future. *Our Path Forward* begins with our long-standing values and our purpose of working together for a healthier world. It also sets out our new mission—*Applying innovative science to improve world health*—and our key strategies, which are to:

- **Refocus and optimize our patent-protected portfolio**
  We are investing to win in a number of disease areas, such as oncology, neuroscience, diabetes and pain, where the promise of our science matches the greatest unmet medical needs. Our newly formed global oncology team will catalyze our efforts in this very promising market. We are also determined to become an industry leader in biotherapeutics and a power in vaccines, two high-growth areas where we currently lag the competition.

- **Find new opportunities for established products**
  We are taking a new approach to managing the life cycle of our products to extract more value out of medicines that are no longer patent protected or are nearing the loss of exclusivity. Through reformulations, low-cost manufacturing, and new approaches in regional marketing, we can derive greater value from these products, and capitalize on a market that will represent more than half of the world's pharmaceutical sales by early in the next decade.

Executive Leadership Team



Jeff Kindler
Chairman of the Board and
Chief Executive Officer
Joined Pfizer in 2002





Rich Bagger
Senior Vice President,
Worldwide Public Affairs and Policy
Joined Pfizer in 1993

Frank D'Amelio
Senior Vice President and
Chief Financial Officer
Joined Pfizer in 2007





Joe Feczko
Senior Vice President and
Chief Medical Officer
Joined Pfizer in 1982

Corey Goodman
President, Biotherapeutics
and Bioinnovation Center
Joined Pfizer in 2007





Martin Mackay
President, Pfizer Global
Research & Development
Joined Pfizer in 1995

Mary McLeod
Senior Vice President,
Global Human Resources
Joined Pfizer in 2007





Ian C. Read
President, Worldwide
Pharmaceutical Operations
Joined Pfizer in 1978

Natale S. Ricciardi
Senior Vice President and
President, Pfizer Global Manufacturing
Joined Pfizer in 1972





Sally Susman
Senior Vice President and
Chief Communications Officer
Joined Pfizer in 2008

Allen Waxman
Senior Vice President and General Counsel
Joined Pfizer in 2003

- **Grow in emerging markets** India now has more people in its middle class than the United States has people. Pfizer already has a strong presence and a record of achievement in many of the world's dynamic emerging markets. Through selective investments, new alliances and partnerships, and new approaches to global sourcing and manufacturing, we can bring better health to hundreds of millions more of the world's people.
- **Invest in complementary businesses** Our main business is and will remain prescription medicines. However, we are ready to invest in other health care opportunities that build on our science, help us reach more patients, and leverage our knowledge of local markets. We will be selective here, but there are opportunities that extend our current capabilities, provide attractive financial returns, and help diversify risk.
- **Instill a culture of innovation and continuous improvement** Our performance in 2007 demonstrated that Pfizer colleagues are both ready for, and committed to, change. There is a nearly endless opportunity for them to better meet our customers' needs in all the ways we provide value, from the earliest stages of discovery to distribution and delivery. Our size and reach mean that even modest improvements in our basic processes—trimming the attrition rate of compounds entering human trials, for example—can be turned into significant gains in revenue and income. We are enabling, encouraging and empowering Pfizer colleagues closest to our customers to do things better, and more quickly.

We will report regularly to you and all our owners on our progress in executing these strategies. I invite you to both read this Annual Review and to find more details of our plans on our Internet home page, www.pfizer.com.

Progress and Promise 2007 was the first full year of a multiyear plan to make fundamental changes in the way we operate, and to position Pfizer to deliver strong shareholder returns in the years after Lipitor loses exclusivity. We can drive growth in revenues and income through innovation—both in our laboratories and throughout our businesses.

There are no quick fixes for a company our size, but also, no excuses for not following through, with a continued sense of urgency, on our plans to change Pfizer. 2007 was an important year in building a strong, vibrant company, one that will add new value for customers and investors through cutting-edge science, and one that can be the clear leader in the noblest business of all: better health for more people.

Sincerely,



Jeff Kindler
Chairman of the Board
and Chief Executive Officer

February 29, 2008

[1] "Adjusted income" and its components and "adjusted diluted earnings per share (EPS)" are defined as reported net income and its components and reported diluted EPS excluding purchase-accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Adjusted Cost of Sales, Adjusted SI&A expenses and Adjusted R&D expenses are income statement line items prepared on the same basis, and therefore, components of the overall Adjusted Income measure. A reconciliation of 2007 and 2006 adjusted income to reported net income is provided in Exhibit 13 to our 2007 Form 10-K filed on February 29, 2008, which is available on our Web site at www.pfizer.com in the "Investors—SEC Filings" section.

[2] Represents primarily the total of Adjusted Cost of Sales[1], Adjusted SI&A expenses[1] and Adjusted R&D expenses[1].

Our Path Forward Begins Here.

We are **refocusing** and **optimizing our patent-protected portfolio** to speed up the flow of **new products, invest more in areas of strength**, and **deliver greater value to customers** and **patients**.

Every medicine has a commercial life cycle. A medicine is "born" with its approval by a regulatory authority. It grows through a period of exclusive marketing rights. And its sales decline, sometimes very rapidly, when patent protection expires and generic competition emerges.

The strategies of *Our Path Forward* demand that we largely recast—and extend—this life cycle. This process begins with our patent-protected marketed medicines and compounds in development. Simply stated, we need to make choices. For patent-protected medicines already available to patients, where do we focus our investments in customer, physician and patient education? How do we maximize the benefits of in-line medicines, notably Lipitor, in a ferocious competitive environment? How do we manage the growth of our newer offerings, such as Sutent, Lyrica and Chantix? And how do we prepare the market for compounds in our pipeline—compounds that may become significant breakthroughs against illnesses such as Alzheimer's disease, cancer and diabetes—at a time when payers are demanding clear and compelling value?

Beyond the medicines we market today, we are completely changing our approach to our portfolio of compounds in development. We're channeling our investments to win in high-promise therapeutic areas where Pfizer has a clear competitive advantage. Making these "invest to win" choices means "staying the course" in other therapeutic areas, and exiting development programs where the potential is low or where Pfizer cannot emerge as a clear leader.

By refocusing our investments in research and development, we are working to speed up the flow of approved medicines meeting major unmet medical needs. We are rebuilding our Phase III portfolio and believe we can advance a number of new molecular entities and new indications for currently marketed medicines into late-stage development over the next two years. In biotherapeutics, we have built a strong foundation and adopted a unique "federation" model to establish leadership in biotherapeutics over the next several years. In addition to a new generation of biomedicines, Pfizer is working toward a best-in-class vaccine capability and actively driving business development agreements to get access to the best external science.

This next segment of our report to you focuses on the performance of our patent-protected portfolio, introduces you to our evolving R&D strategy, and brings you up to date on our compounds in development.

Millie Raburn Carrollton, Georgia



Lipitor

Now marking its 10th year of availability to patients, Lipitor is first among cholesterol-reducing medicines and backed by more than 400 ongoing and completed clinical studies, as well as over 145 million patient-years of experience. Unlike its main branded competitors, Lipitor is FDA-approved to reduce the risk of heart attack, stroke and certain kinds of heart surgery in patients with several risk factors for heart disease.

Lipitor's most serious competition comes in the form of generic cholesterol reducers that do not have Lipitor's molecular structure. Overcoming the price advantages of these generic cardiovascular medicines starts with the basic message that there is no generic form of Lipitor, and that Lipitor's benefits are worth its price. Pfizer continues to leverage the Lipitor clinical program as well as patient and physician education programs. The company is also building novel partnerships with payers to keep Lipitor accessible and demonstrating, through clinical and real world data, that Lipitor can help patients avoid more costly and invasive disease interventions.

25.8

rcentage declin
in Americans'
ge-adjusted deat
rates from heart
disease since 199

raig Dunn with his wife, Helen Hinckley, Leicestershire, UK



Sutent treats advanced renal cell carcinoma and gastrointestinal stromal umors, and works by both preventing he growth of cancer cells and denying umors the nutrients they need to grow and spread. The latter mechanism of action, called anti-angiogenesis, was conceptualized 230 years ago. Only in the 1990s, however, did researchers discover substances that could be potential cancer therapies.

On the leading edge of that research was a small California-based biotech called Sugen, which was acquired by a Pfizer legacy company, Pharmacia, in the late 1990s. When Pfizer acquired Pharmacia in 2003, the company kept the Sugen team together and provided wide access to the resources needed to move Sugen's lead compound through clinical trials. The result was Sutent—an oral formulation that is much easier to administer than competing intravenous treatments. Approved in 2006, Sutent's success has led to the expansion of Pfizer's oncology pipeline, now one of the industry's fastest growing.

5 years

Jim Pierce Washington, Pennsylvania



Smoking is the world's leading preventable cause of disease and premature death. Many smokers continue to use cigarettes not out of choice, but because they are addicted to nicotine. Most smokers want to quit; however, only a small percentage—less than five percent—achieve lasting abstinence each year without help or support. Around the world, nicotine addiction is a public health catastrophe.

Pfizer's smoking cessation medicine, Chantix (called Champix in many markets), targets the same brain receptors that nicotine does. Studies show that after 12 weeks of Chantix treatment, 44 percent of patients were able to quit smoking.

Along with Chantix, Pfizer offers the GetQuit support plan that is designed to provide each patient with personalized motivation for up to a year after starting treatment.

In October 2007, at the inaugural Prix Galien USA ceremony to recognize advances in biomedical science, the Chantix development team was awarded the medal for Best Pharmaceutical.

70%

ohn J. Duran Mayor, West Hollywood, California



Selzentry/Celsentri

Scientific debate rages as to whether or not viruses are alive, but one thing is certain about HIV. It is smart. HIV destroys its host by invading T-helper cells, part of the body's defense against infection. Taking over the T-helper cell's genetic material, HIV begins making exact copies of itself, sending out new invaders. As one scientist put it, "Imagine outlaws taking over a police station and secretly turning it into a bomb factory." HIV also mutates over time, rendering less and less effective the current therapies to curb it. For many people living with HIV, survival depends on companies like Pfizer producing new therapies faster than HIV can mutate.

Pfizer's Selzentry (called Celsentri outside of the United States) is the first of a new class of medicines known as CCR5 co-receptor antagonists. Most HIV therapies try to fight the outlaws after they are inside the police station. Selzentry blocks the station doors, keeping HIV from entering through a point called the CCR5 receptor. Used in conjunction with other HIV therapies, Selzentry is a highly valuable new addition to the fight against HIV/AIDS.

Selzentry is also a story of dogged scientific achievement. In the mid-1990s, patients were identified who had been exposed to HIV but who had never developed AIDS. These patients shared a common trait—they all lacked the receptor for a chemokine, CCR5—a mutation that may have saved their ancestors from the plague. Scientists theorized that this receptor was the gateway that HIV used to penetrate the cell. This theory suggested that a compound—a CCR5 antagonist—could be developed to "block the door."

In 1996, Pfizer scientists took on this challenge. Working day and night, by 2000, they had found a CCR5 antagonist safe enough to test in volunteers. Results were encouraging and Pfizer invested hundreds of millions of dollars to move thi

Howard B. Mayer Executive Director, Pfizer Global Research & Development, HIV Development Team Leader



compound, called maraviroc, through clinical trials in record time. Maraviroc ultimately gained fast-track approval status from the U.S. and E.U. regulatory authorities, was branded as Selzentry/Celsentri, and was approved in 2007.

Today, Pfizer's work continues on this revolutionary medicine, not only in post-launch studies, but also in ensuring wide access to this treatment, particularly for people without the means to pay for it. Through Pfizer's advocacy efforts, there is broad access to Selzentry through U.S. federal and state insurance programs. Pfizer's own assistance program in the U.S. also provides Selzentry to people who may have difficulty accessing the medicine. Pfizer also plans to implement an access program for antiretroviral-experienced patients in the countries hardest hit by the HIV/AIDS epidemic. Building on this success, Pfizer has also provided a license to the International Partnership for Microbicides to explore the use of this new treatment in the prevention of HIV.

And, of course, work goes on in Pfizer's leading-edge laboratories to expand the knowledge gained in the development of this novel medicine, and to keep humanity ahead of the world's smartest, most insidious virus.

33.2

Middle-range estimate, in millions, of people living with HIV/AIDS.

Key Pharmaceutical Medicines

LIPITOR
$12.7 BILLION -2%

Despite heavy competition from branded and generic treatments, Lipitor remains the best-selling medicine to treat elevated LDL cholesterol and triglycerides and is prescribed to prevent cardiovascular disease. Lipitor is proven to reduce the risk of a heart attack, stroke, revascularizations and angina in patients with multiple risk factors for coronary heart disease. Although Lipitor has been available to patients for 10 years, Pfizer continues to leverage the extensive Lipitor clinical program to demonstrate this medicine's clinical and economic value. In 2007, Lipitor became the first cholesterol-lowering therapy to receive FDA approval for reducing the risk of hospitalization for heart failure in patients with congestive heart disease. (See page 13 for more information on Lipitor.)

NORVASC
$3 BILLION -38%

After 17 years in the marketplace helping patients who suffer from hypertension and angina, Norvasc began to face generic competition in the U.S. in the first quarter of 2007. In response, Pfizer introduced its own generic version of Norvasc and continues to make the branded product available to patients.

CELEBREX
$2.3 BILLION +12%

Celebrex is a nonsteroidal anti-inflammatory drug (NSAID) for the management of the signs and symptoms—including pain and inflammation—of osteoarthritis, rheumatoid arthritis in adults and juveniles, acute pain in adults, menstrual pain, and ankylosing spondylitis. Celebrex is also approved for the prevention of familial adenomatous polyposis. For many people with osteoarthritis, one 200 mg dose of Celebrex provides 24-hour relief. Celebrex has been continuously on the market since it became available to patients in 1999 and is one of the most studied arthritis pain medicines on the market. In the U.S., Celebrex carries the same cardiovascular and gastrointestinal warnings as all other prescription NSAIDs. Pfizer invested considerable time and resources in 2007 to further educate patients about the risks and benefits of all prescription NSAIDs, including Celebrex. Pfizer's outreach included an extended-length television spot discussing Celebrex, in the context of all NSAIDs, in unprecedented depth.

LYRICA
$1.8 BILLION +58%

Lyrica is a powerful option for treating a variety of neurological conditions. It is widely approved for patients experiencing diabetic nerve pain and for those with postherpetic neuralgia, the pain that often follows shingles. Lyrica is also prescribed in many markets for partial onset seizures for adults who are already taking one or more antiseizure medicines. In 2007, in the U.S., Lyrica became the first medicine approved to treat fibromyalgia, a condition affecting as many as 6 million women and characterized by chronic widespread pain, poor sleep, stiffness and fatigue. In the E.U., Lyrica is approved for adults diagnosed with Generalized Anxiety Disorder, a common and chronic psychiatric disorder affecting as many as 12 million people in Europe every year. (See the cover and inside front cover for more information on Lyrica.)

VIAGRA
$1.8 BILLION +6%

One of the world's best-known pharmaceutical brands, Viagra continues to be the world's leading treatment for erectile dysfunction. Viagra is backed by far more patient experience than any competing treatment, and has been shown to work safely and effectively in men of all ages, men who have difficulty all of the time or just some of the time, and men with other health issues, such as high blood pressure, depression and diabetes.

XALATAN/XALACOM
$1.6 BILLION +10%

Xalatan is one of the world's leading branded treatments for glaucoma, the second-most-prevalent cause of blindness in the world. Xalatan's once-a-day dosing reduces pressure in the eye which may cause damage to the optic nerve if not treated. Xalacom (a combination of Xalatan and the beta-blocker timolol) offers a single daily dose that provides greater efficacy for patients with insufficient response to treatment with one agent.

ZYRTEC/ZYRTEC D
$1.5 BILLION -2%

In late December 2007, the U.S. patent for Zyrtec expired. Pfizer ceased selling the product in late January 2008, since the rights to market a nonprescription version of Zyrtec were conveyed to Johnson & Johnson in the 2006 sale of Pfizer's Consumer Healthcare division.

DETROL/DETROL LA
$1.2 BILLION +8%

Detrol is the world's leading prescription medicine for overactive bladder (OAB), a condition that affects up to 100 million people around the world. Detrol LA, the once-daily, extended-release formulation, has become the standard of care for this condition. OAB is a vastly undertreated condition, as many women believe it is a normal part of aging. In 2007, Pfizer introduced a new patient education program in the U.S. to encourage women with symptoms of OAB to discuss these symptoms with their physicians and to inquire about treatment.

CAMPTOSAR
$969 MILLION +7%

Camptosar is a foundation treatment for colorectal cancer, used when the cancer is advanced and spreading. Pfizer's U.S. basic patent for Camptosar expired in February 2008.

ZYVOX
$944 MILLION +21%

Zyvox is the world's best-selling branded medicine for serious skin or lung infections in adults and children caused by gram-positive infections, including methicillin-resistant *Staphylococcus aureus* (MRSA). MRSA is a type of drug-resistant bacteria often encountered in hospitals and more recently spreading to the community setting. Zyvox works against MRSA by a unique mechanism of action, which minimizes the potential for cross-resistance. Because it is available in both oral and intravenous forms, Zyvox offers physicians considerable flexibility in the transition of patients from IV therapy in the hospital setting to treatment at home or at another care facility.

CHANTIX/CHAMPIX
$883 MILLION +773%

Chantix (marketed outside the U.S. as Champix) is the first smoking cessation therapy approved in more than 10 years. In clinical trials, Chantix was considerably more effective at helping smokers quit than either placebo or a competitive prescription product. Chantix is offered with an individualized, self-directed patient support program. By the end of 2007, this non-nicotine-based therapy was available in 41 major markets. In the U.S. alone, Chantix has been prescribed for more than 4.5 million smokers. A branded advertising program was launched in the U.S. in 2007. (See page 15 for more information on Chantix/Champix.)

GEODON/ZELDOX
$854 MILLION +13%

Geodon (marketed outside the U.S. as Zeldox) is an atypical antipsychotic medicine approved in more than 85 markets for the treatment of schizophrenia as well as for acute mania and mixed episodes associated with bipolar disorder. Geodon offers dosing flexibility, proven efficacy and a favorable metabolic profile.

GENOTROPIN
$843 MILLION +6%

Genotropin is the world's leading human recombinant growth hormone, accounting for about one-third of the total market. Available for more than 20 years, Genotropin has been used to treat more than 62,000 children and 12,000 adults. It is approved by the FDA to treat growth failure in children with growth hormone deficiency, children born small for gestational age, children with Prader-Willi syndrome, girls with Turner syndrome, and adults with growth hormone deficiency. Pfizer provides significant support for patients using Genotropin, including access to personalized counseling, continued investment in drug and delivery-device innovation, and integrity in manufacturing, marketing and distribution.

VFEND
$632 MILLION +23%

Vfend is the best-selling systemic antifungal brand worldwide. The broad-spectrum activity of Vfend is important for treating very serious systemic fungal infections, such as invasive aspergillosis and candidemia, which are usually seen in immunocompromised patients, including people living with HIV, suffering from hematologic cancers, or recovering from organ transplants. In addition, Vfend is approved by the FDA for a number of less-frequently-seen molds, such as *Scedosporium apiosermum*, that are growing as dangerous threats to people whose immune systems have been compromised. Vfend can be administered orally or intravenously.

SUTENT
$581 MILLION +166%

Sutent is a breakthrough cancer treatment for two hard-to-treat types of cancer, metastatic renal cell carcinoma and imatinib-resistant or -intolerant gastrointestinal stromal tumor. It works by blocking two basic processes—proliferation and angiogenesis—that cause cancers to grow and spread. Sutent was approved both in the U.S. and in the E.U. in 2006 and has subsequently received earlier-than-anticipated approvals in several other countries in Asia and Latin America. In 2007, the E.U. granted Sutent full marketing authorization and an extension of its indication to first-line treatment of advanced and/or metastatic renal cell carcinoma. (See page 14 for more information on Sutent.)

CADUET
$568 MILLION +54%

Patients with both high blood pressure and high cholesterol have more than double the risk of heart attack and stroke than patients with only one of these risk factors. Caduet, a combination therapy of Lipitor and Norvasc, treats both of these risk factors with one pill, once a day, making it a powerful cardiovascular treatment option.

ZOLOFT
$531 MILLION -75%

Zoloft is approved in the U.S. for six mood and anxiety disorders, the broadest range of such disorders of any antidepressant. It is the only approved medicine for the long-term treatment of post-traumatic stress disorder and social anxiety disorder. Pfizer no longer has exclusivity in the U.S. for Zoloft. However, the company retains exclusive marketing rights in several markets, including Japan, where Zoloft was introduced as J Zoloft in mid-2006.

ZITHROMAX/ZMAX
$438 MILLION -31%

Zithromax/Zmax (azithromycin extended release), the first single-dose oral antibiotic for adults, uses innovative microsphere technology to deliver a complete course of therapy in a single two-gram dose. A single-dose treatment for bacterial infections improves compliance and minimizes the threat of emerging antibiotic resistance. Zithromax/Zmax is generally used for the treatment of bacterial respiratory infections, including sinusitis and pneumonia.

ARICEPT
$401 MILLION* +12%

The top-selling medicine in the Alzheimer's disease market, Aricept's success has been built on more than 15 years of clinical evidence supporting its efficacy and tolerability. Aricept is now the only medicine approved in the U.S. to treat mild, moderate and severe forms of Alzheimer's disease. Aricept is theorized to reduce the breakdown of acetylcholine, a chemical that helps carry messages from nerve cell to nerve cell within the brain. Pfizer co-promotes Aricept with its discoverer and developer, Eisai Co., Ltd., and is active in its continued development.

RELPAX
$315 MILLION +10%

Relpax provides relief from moderate and severe migraine pain and associated symptoms, such as nausea and sensitivity to light. Clinical data show that Relpax works fast, in as little as 30 minutes for some people, and helps most people get back to routine activities within two hours. Studies also show that, with Relpax, more people were pain free, for up to 24 hours, than those taking a competitive product.

REVATIO
$201 MILLION +112%

Revatio treats pulmonary arterial hypertension, a rare but devastating disorder that is more common among women between the ages of 20 and 40, but is found in men and women of all ages. Revatio has the same active ingredient as Viagra, and was the first oral treatment to be approved by the FDA for patients with an early stage of this progressive disease.

* Represents direct sales under license agreement with Eisai Co., Ltd.

AROMASIN
$401 MILLION +25%

Aromasin, an aromatase inhibitor, is a hormonal therapy approved for postmenopausal women who have had estrogen-receptor positive early-stage breast cancer and who have taken tamoxifen for two to three years. While tamoxifen blocks estrogen from attaching itself to breast cancer cells, Aromasin helps stop the production of estrogen in postmenopausal women, further reducing the risk of estrogen-dependent tumor growth.

ERAXIS/ECALTA
$20 MILLION +132%

Building on Pfizer's historical strength in combating infection, Eraxis (marketed in Europe as Ecalta) is an antifungal agent indicated for the treatment of yeast infections in the blood, in the stomach, and in the esophagus. In 2007, the E.U. granted marketing authorization for Ecalta. The bloodstream infection treated by Eraxis, candidemia, is one of the world's most deadly yeast infections, with more than 60,000 cases and 20,000 deaths reported annually in the U.S. alone.

SELZENTRY/CELSENTRI
LAUNCHED IN 2007

Selzentry (marketed outside the U.S. as Celsentri) is the first of a new class of oral HIV medicines to be approved in more than 10 years. It is used in combination with other antiretroviral agents for treatment-experienced adult patients who are both infected with CCR5-tropic HIV-1 and who have evidence of viral replication and HIV-1 strains resistant to multiple antiretroviral agents. Rather than fighting HIV inside white blood cells as other antiretrovirals do, Selzentry prevents HIV from entering uninfected cells by blocking the predominant route of entry, the CCR5 co-receptor. To meet the compelling need for new HIV therapies, Pfizer combined Phase IIb and Phase III trials, gained FDA fast-track review for this medicine—and made and packaged the first shipments of Selzentry in just seven days after approval. (See pages 16 and 17 for additional information on Selzentry/Celsentri.)

REBIF

Rebif is a biologic product (interferon beta-1a) used in the treatment of relapsing forms of multiple sclerosis. It offers patients proven efficacy to delay disability, with a well-established safety and tolerability profile. Pfizer co-promotes Rebif in the U.S. with its discoverer, EMD Serono, Inc., which reports its sales.

SPIRIVA

Spiriva treats chronic obstructive pulmonary disease (COPD), a respiratory disorder that includes chronic bronchitis and emphysema. Since its introduction in the U.S. in 2002, Spiriva has helped more than 7.6 million people living with COPD to breathe better. Available in more than 55 nations, Spiriva is now the most prescribed branded medication for COPD worldwide. Pfizer co-promotes Spiriva with Boehringer Ingelheim, which discovered and developed the medicine and reports its sales.

We are **focusing our R&D programs** on where **the greatest medical needs** intersect with **the best opportunities** for **Pfizer to innovate and lead**. Advances against **cancer**, **Alzheimer's disease**, **diabetes**, **pain**, **schizophrenia** and **arthritis** are among our top priorities over the next five years.

ALLERGY & RESPIRATORY

EST. MARKET IN 2012:

51 BILLION

CARDIOVASCULAR, METABOLIC & ENDOCRINE DISEASES

EST. MARKET IN 2012:

141 BILLION

INFLAMMATION

EST. MARKET IN 2012:

25 BILLION

NEUROSCIENCE

EST. MARKET IN 2012:

88 BILLION

ONCOLOGY

EST. MARKET IN 2012:

81 BILLION

Source of data: Wood Mackenzie. All amounts in U.S. dollars.



GASTROINTESTINAL & HEPATOLOGY

EST. MARKET IN 2012:

23 BILLION

GENITOURINARY

EST. MARKET IN 2012:

25 BILLION

INFECTIOUS DISEASES

EST. MARKET IN 2012:

93 BILLION

OPHTHALMOLOGY

EST. MARKET IN 2012:

12 BILLION

PAIN

EST. MARKET IN 2012:

70 BILLION

EVERY DAY BRINGS US CLOSER:

The Urgency of Pfizer Science

Martin Mackay
President, Pfizer Global Research & Development

I firmly believe that, within a century, there will be cures for many of our most feared diseases. Our challenge at Pfizer is to deliver those cures within our lifetime.

The keyword here is "urgency." To free great scientists to do great science, we have cut layers of bureaucracy, created shorter "lines of sight" from top to bottom, and given scientific managers more authority and accountability.

We have also been a leader in integrating a group of remarkable new technologies into our scientific processes. Pfizer is, in my view, uniquely positioned here. We have the resources, and the scale, to deploy technologies that other companies cannot afford, to pursue the broadest possible array of scientific theories, and, critically, to follow the science where it leads us, even if that's to a surprising new place. There are compounds in our pipeline right now whose underlying science started in one therapeutic area and ended up in others.



Pfizer's mission is to apply innovative science to improve world health. The "proof-point" of this mission is our R&D pipeline, which ranks with the largest in the pharmaceutical industry.

Pfizer invested $8.1 billion in scientific research and development in 2007, the most among pharmaceutical companies and one of the largest such investments in all of industry. But the question isn't "How much do you spend?" It's "How much do you get?" The answer will play out over the next decade and the outlook is encouraging. Pfizer's Phase II and Phase I pipelines include significant, promising, novel approaches to treating huge unmet medical needs. Pfizer's growing Phase III portfolio is largely composed of compounds with the potential to be first in class, or best in class, entering high-growth market categories. Pfizer's scientific culture is changing rapidly, and the company has the plans—and the means—to become a powerhouse in biotherapeutics.

We have also set sharply defined priorities for the more than 11,000 people who now comprise PGRD worldwide. These are to:

Aggressively deliver the late-stage portfolio
Pfizer's Phase II pipeline is filled with potentially high-value compounds. Our most important job today: move more of them, more quickly, to Phase III.

Prioritize our portfolio to deliver the most value
As large as Pfizer's R&D investment is, it is certainly not unlimited. We are aligning our investments to meet a number of large—and largely unmet—medical needs, including Alzheimer's disease, schizophrenia, inflammation, diabetes, obesity, cancer and pain.

Become a top-tier company in biotherapeutics
My colleague, Corey Goodman, discusses Pfizer's strategy for large molecule science on page 28 of this report. Bottom line: we urgently need a leadership position in these emerging biotherapeutic technologies, and we have an excellent plan to gain such a position.

Dramatically raise the bar on R&D productivity
In the past five years, we have made progress in reducing the attrition of compounds at each stage of the research process. We continue to focus on reducing the thousands of days it takes to develop and test a medicine.

Pursue important science outside Pfizer
Yes, Pfizer is big, but we do only about 2 percent of the world's biomedical research. Alliances with other leading research institutions are essential to our success and Pfizer has established a successful business model for striking and managing such alliances.

My optimism about Pfizer's ability to dramatically reshape the course of disease is rooted in the sense of urgency that Pfizer's people bring to the discovery and development of new therapies. Our efforts will lead to a steady stream of new medicines in the decade ahead, bring us far closer to extinguishing some of humanity's most fearsome diseases, and offer great new value to patients, shareholders and society.

—

Martin Mackay, who has led Worldwide Discovery, Worldwide Development, and Worldwide Research and Technology during the past decade, was named President of Pfizer Global Research & Development in October 2007.

Pfizer R&D Pipeline

(as of February 28, 2008)

Allergy & Respiratory

Diseases and conditions affecting the ability to breathe, and others caused by allergic reactions.

COMPOUND NAME	INDICATION	PHASE III	PHASE II	PHASE I
PF-610,355	Asthma		■	
UK-432,097	Chronic Obstructive Pulmonary Disease		■	
PF-3,893,787	Asthma			■
PF-4,191,834	Asthma			■
PF-3,526,299	Asthma			■
PF-489,791	Chronic Obstructive Pulmonary Disease, Pulmonary Arterial Hypertension			■

Cardiovascular, Metabolic & Endocrine Diseases

Diseases and conditions affecting the heart and blood. Medicines for bone and endocrine care, as well as muscle health and frailty.

COMPOUND NAME	INDICATION	PHASE III	PHASE II	PHASE I
CP-945,598	Obesity	■		
apixaban	Venous Thromboembolism Prevention	■		
apixaban	Atrial Fibrillation	■		
CP-866,087	Obesity		■	
PF-734,200	Diabetes Mellitus–Type II		■	
PD-348,292	Thrombosis		■	
CP-533,536	Bone Healing		■	
apixaban	Acute Coronary Syndrome, Venous Thromboembolism Treatment		■	
CE-326,597	Obesity		■	
CP-800,569	Atherosclerosis			■
PF-3,185,043	Atherosclerosis			■
PF-2,575,799	Obesity			■
PF-4,603,629	Diabetes (Biologic)			■
PF-4,325,667	Obesity (Biologic)			■

Gastrointestinal & Hepatology

Diseases and conditions affecting the gastrointestinal tract and the liver.

COMPOUND NAME	INDICATION	PHASE III	PHASE II	PHASE I
PF-885,706	Gastroesophageal Reflux Disease		■	
PF-4,548,043	Gastroesophageal Reflux Disease			■
PF-2,391,677	Gastroesophageal Reflux Disease			■
PF-4,136,309	Liver Disease			■

Genitourinary

Diseases that affect the urinary tract, gynecological conditions and sexual dysfunction.

COMPOUND NAME	INDICATION	PHASE III	PHASE II	PHASE I
UK-369,003	Lower Urinary Tract Symptoms, *Genitourinary Diseases		▭	
PF-446,687	Sexual Health			
PF-3,274,167	Incontinence			
PD-299,685	Genitourinary Diseases			

Infectious Diseases

Diseases caused by parasitic, bacterial, fungal and viral infection.

COMPOUND NAME	INDICATION	PHASE III	PHASE II	PHASE I
Zithromax/ chloroquine	Malaria	▬		
maraviroc	HIV in Treatment-Naïve Patients	▬		
Eraxis/Vfend	Aspergillosis	▬		
UK-453,061	HIV		▭	
PF-232,798	HIV		▭	
PF-868,554	Hepatitis C Virus		▭	
sulopenem oral prodrug	Bacterial Infections			
PF-4,522,625	Seasonal Flu (Biologic)			
sulopenem IV	Bacterial Infections			

Inflammation

Diseases and conditions that cause inflammatory responses in the body.

COMPOUND NAME	INDICATION	PHASE III	PHASE II	PHASE I
CP-690,550	Rheumatoid Arthritis, Transplant Rejection, Irritable Bowel Disease, *Psoriasis, Asthma		▭	
PH-797,804	Rheumatoid Arthritis, *Chronic Obstructive Pulmonary Disease, Pain		▭	
CP-195,543	Rheumatoid Arthritis		▭	
SC-84,250	Osteoarthritis		▭	
CE-224,535	Rheumatoid Arthritis, Osteoarthritis		▭	
maraviroc	Rheumatoid Arthritis		▭	
PF-755,616	Rheumatoid Arthritis			
PD-360,324	Rheumatoid Arthritis (Biologic)			
PF-251,802	Rheumatoid Arthritis			
PF-3,475,952	Rheumatoid Arthritis (Biologic)			
PF-4,171,327	Rheumatoid Arthritis			

*Additional indications in Phase I

Neuroscience

Diseases and conditions that can affect or be controlled in the brain.

COMPOUND NAME	INDICATION	PHASE III	PHASE II	PHASE I
Lyrica	Epilepsy Monotherapy	▬		
Geodon	Bipolar Relapse Prevention	▬		
PD-332,334	Generalized Anxiety Disorder	▬		
PD-200,390	Insomnia		▭	
PF-4,494,700	Alzheimer's Disease		▭	
Geodon	Adjunct Bipolar Depression		▭	
Lyrica	Restless Leg Syndrome		▭	
PF-2,545,920	Schizophrenia		▭	
PF-217,830	Schizophrenia		▭	
PF-3,084,014	Alzheimer's Disease			▭
PF-2,400,013	Schizophrenia			▭
PF-3,463,275	Schizophrenia			▭
PF-4,360,365	Alzheimer's Disease (Biologic)			▭
PF-3,654,746	Cognition in Schizophrenia			▭

Oncology

Cancers

COMPOUND NAME	INDICATION	PHASE III	PHASE II	PHASE I
CP-675,206	Melanoma (Biologic)	▬		
axitinib	Pancreatic	▬		
Sutent	Breast	▬		
Sutent	Colorectal	▬		
Sutent	Lung	▬		
PF-3,512,676	Lung (Biologic)		▭	
SU-14,813	Breast		▭	
axitinib	Lung, Gastrointestinal, Thyroid, Breast, RCC		▭	
CP-675,206	Gastrointestinal, CRC, Genitourinary, Lung (Biologic)		▭	
Sutent	Genitourinary, Prostate, Gastric		▭	
CP-751,871	Lung, Genitourinary, Breast, Gastrointestinal (Biologic)		▭	
PD-332,991	Cancer			▭
CP-870,893	Cancer (Biologic)			▭
PF-2,341,066	Cancer			▭
PF-562,271	Cancer			▭
PF-299,804	Cancer			▭
PF-3,814,735	Cancer			▭
PF-477,736	Cancer			▭
PF-4,217,903	Cancer			▭
PD-325,901	Cancer			▭
CovX 045	Cancer (Biologic)			▭
PF-3,446,962	Cancer (Biologic)			▭
PF-3,732,010	Cancer (Biologic)			▭
CovX 060	Cancer (Biologic)			▭

Ophthalmology

Diseases and conditions affecting the eye.

COMPOUND NAME	INDICATION	PHASE III	PHASE II	PHASE I
PF-3,187,207	Glaucoma		▭	
PF-4,523,655	Age-Related Macular Degeneration (Biologic)		▭	
PF-4,217,329	Glaucoma		▭	

Pain

The sensation of pain caused by a variety of conditions.

COMPOUND NAME	INDICATION	PHASE III	PHASE II	PHASE I
Lyrica	Post-Operative Pain	▬		
[S,S] reboxetine	Fibromyalgia	▬		
PF-4,383,119	Pain (Biologic)		▭	
PF-4,856,880	Pain		▭	
[S,S] reboxetine	Neuropathic Pain		▭	
PF-4,856,881	Pain			▭
PF-738,502	Fibromyalgia			▭
PF-3,557,156	Pain			▭
PF-4,136,309	Pain			▭
PF-4,480,682	Neuropathic Pain			▭
PF-2,393,296	Pain			▭

A Strong Year for Program Advancement

Pfizer has generated a steady stream of breakthroughs over the years, and our researchers continue to work around the clock—and around the world—to meet the medical needs of patients today and tomorrow. This chart shows how many compounds we have in the current development portfolio. This chart is updated twice-yearly. It can be found at www.pfizer.com/pipeline.



Discovery Projects
Phase I
47
Phase II
37
Phase III
16
In Registration
2
Recently Approved
Fesoterodine (E.U.)
Lyrica fibromyalgia (U.S.)
Selzentry/Celsentri

We continue to **expand the science** in **promising new ways**—including **a rising presence** in **oncology, biotherapeutics** and **vaccines.**



Becoming a Global Force in Biotherapeutics

Corey Goodman
President, Pfizer Biotherapeutics and Bioinnovation Center

Pfizer is committed to establish itself as a leader in biotherapeutics by building our internal capabilities and gaining access to the important technologies and a larger complement of world-class scientists. This commitment to biotherapeutics leadership means that the company must leap over a number of competitors in short order. Here's how we will do it.

First, we will build on a number of strengths. We have pockets of world-class biotech expertise and more than two dozen existing clinical and preclinical programs in areas such as oncology and immunology where huge biotherapeutic gains are being made. We also have a group of promising acquisitions, a network of alliances, and Pfizer's financial and operational strengths. That's a solid start, but it's not enough. How do we become a top-tier performer?

Our answer lies in a new business model proven in the cauldron of venture capitalism, but not in large-cap pharma. The strategy in a sentence: Place a lot of smart bets, be

Pfizer has an explicit commitment to be successful in biotherapeutics, and for good reason. There are rich growth possibilities here, in priority areas such as oncology, immunology and pain management. Pfizer's newly formed Biotherapeutics and Bioinnovation Center, organized in 2007 and based in California, is charged with translating advances in biotherapeutics into new medicines. This new group is both independent of, and interdependent with, Pfizer Global Research & Development. There are immense opportunities for collaboration and partnership between the two research groups, particularly as alliances are formed with academia, small biotechnology companies and other organizations that generate new targets for therapeutic intervention. We are leveraging Pfizer's longstanding excellence in drug discovery and development by adding to it a first-of-its-kind biotherapeutics enterprise. Together, Pfizer Global Research & Development and the Pfizer Biotherapeutics and Bioinnovation Center have the potential to "supercharge" Pfizer's pipeline, and attract more top-notch talent to the company, benefiting both patients and investors.

candid in assessing risk versus potential reward, give freedom to entrepreneurs, reward success, and accept some failure as the price for breakthroughs.

Biotherapeutic ventures often have intriguing ideas, wildly committed people, and highly productive cultures. However, at a certain stage in their growth, these ventures need help in commercializing their ideas. One solution—acquisition by, or alliance with, large-cap pharma companies—has too often been marked by disappointment. The large-cap company tends to micro-manage the smaller, force-fit its culture into an established company model, and temper the rewards for success.

We're taking a different approach. Like successful venture capitalists, we will manage a portfolio of risk. Some investments will be in technologies with a high probability of commercialization, others in high-risk/very high-reward ideas. We will make smart bets, and move quickly to invest behind our winning hands to bring forward high-value products and increase shareholder value.

We will also preserve the unique cultures of these biotherapeutic organizations. They were formed and grew out of compelling ideas backed by very committed people. Our task is to provide access to resources, strike alliance after alliance to find new targets for these companies, ensure that the right financial and operational standards are in place, and—the hard part—get out of their way.

Pfizer has an unprecedented opportunity to catalyze and accelerate innovation by searching out new technology platforms, targets and tools, and drawing on the best in academic and biotechnology research. We will manage a federation of wholly owned companies and invest in external assets that either give us access to new therapeutic targets or important new technologies. If this strategy works—and we are off to a fast start in executing it—we will substantially boost our product portfolio for the mid-to-late portion of the next decade, and emerge as an envied leader in biotherapeutics resources, alliances, products—and people.

Before joining Pfizer in 2007, Corey Goodman co-founded two biotech companies, advised many venture-capitalized firms, and was elected to the National Academy of Sciences.

Partnerships, **alliances** and **acquisitions** are accelerating our ability **to deploy cutting-edge technologies, develop new products**, and **expand our global reach.**

Pfizer's strategy for growth hinges on our ability to leverage what we can do inside our company with the capabilities of other organizations sharing common ground with us. In 2007 and early 2008, Pfizer completed 14 major business development transactions, including key acquisitions such as the biotech firms Coley Pharmaceutical and CovX. This kind of high-profile, targeted acquisition, though, is only one dimension of our drive to expand our capabilities and reach. Pfizer is also hard at work creating and executing other types of partnerships, ranging from research alliances such as the one we have with the legendary Scripps Research Institute, to agreements that open more health care access to more people, such as our role in Mobilize Against Malaria.

Our strategy in alliance development is to be thoughtful and disciplined in our approach, but when an opportunity is right, to go all out to secure it. Michael Dougherty, the CEO of Adolor, one of our newest partners, put it best. When a dozen Pfizer leaders and scientific experts showed up at his office to make a presentation on the benefits of a proposed co-development agreement, Dougherty told *BusinessWeek*: "Usually we are the ones defending our program to a potential partner. But they were intent on convincing us."

Creating Novel Partnerships


THE PFIZER
incubator
LA JOLLA

The Pfizer Incubator

An Entrepreneurial Approach to Drive Innovation

A first for the mainstream pharmaceutical industry, The Pfizer Incubator (TPI) provides funding and lab space in support of early-stage research being conducted by academics and small biotech start-ups—who, in turn, bring external innovation and leading-edge ideas to Pfizer. TPI currently has 28,000 square feet of high-tech lab space on Pfizer's La Jolla, California, campus and has plans to set up facilities nationally and even internationally, as needed by our research partners.

In total, Pfizer will invest $10 million a year to support life science start-ups based in the incubator. Funding criteria are broad, though projects must focus on one of Pfizer's therapeutic areas. And in return, Pfizer has the option of acquiring exclusive rights to develop the technology or product that might result from work done in the incubator.

Fabrus LLC was the first company to enter TPI and is currently working on a novel technology platform for identifying therapeutic antibodies. Other research partners include Wintherix LLC, which is focusing on signaling pathways in cancer cells, and RGo Bioscience LLC, which will study the role of ribonucleic acid (RNA) in disease and develop novel ways to deliver RNAs into the human body.



Pfizer and Bristol-Myers Squibb

Collaborating on Metabolic Disorder Research

Obesity and diabetes are expanding hand-in-hand at near-epidemic levels throughout the world. The need for new treatment options for patients has never been greater. To this end, Bristol-Myers Squibb and Pfizer are collaborating on the research, development and commercialization of metabolic compounds called DGAT-1 inhibitors.

Triglycerides are the principal component of fat, which is the major repository for storage of metabolic energy in the body. DGAT-1 (diacylglycerol acyl transferase-1) is an enzyme critical to the creation of triglycerides and fat storage. Obese individuals have significantly greater triglyceride levels, making them more prone to diabetes and its associated metabolic complications. In animal studies, DGAT-1 inhibitors have been shown to induce weight loss and improve glucose tolerance and lipid levels. This suggests DGAT-1 inhibitors may have the potential to treat obesity, diabetes and the lipid disorder, dyslipidemia.

This collaboration expands the relationship between Pfizer and Bristol-Myers Squibb to the development of earlier-stage treatments. In April 2007, the two companies also announced a worldwide collaboration to develop and commercialize apixaban, a late-stage, oral anticoagulant compound.

The International Association of Fire Fighters



A Vision of the First Tobacco-Free Labor Union

Pfizer and the International Association of Fire Fighters (IAFF) are collaborating on smoking cessation with the goal of making the IAFF the first tobacco-free union in North America. Together, the IAFF and Pfizer will offer educational materials on the hazards of smoking and the many ways available to help smokers quit. The IAFF will also promote smoke-free fire departments and work to encourage health plans for IAFF members and their dependents to include smoking cessation as a covered benefit.

This initiative is part of an overall strategy to find common ground with groups who share our goal of better health for more people. In the case of the IAFF, Pfizer is working with an influential labor group as a model for other labor unions and union health purchasers regarding the importance of including a full range of smoking cessation benefits in their health plans.

Taisho Pharmaceutical



New Frontiers in Managing Schizophrenia

An estimated 51 million people worldwide suffer from schizophrenia. Though it affects 1 percent of the population, schizophrenia typically accounts for a quarter of all mental health costs—$63 billion a year in treatment, societal and family costs in the United States alone. In 2007, Pfizer and Japan's Taisho Pharmaceutical entered into a partnership to advance a novel therapy that may offer schizophrenia patients a new medicine with greater efficacy and fewer side effects than currently available treatments. Through the agreement, Taisho grants Pfizer exclusive development and commercial rights outside Japan for TS-032, currently in preclinical development.

TS-032 acts on the metabotropic glutamate receptors (mGluR) in the brain. Although the characteristics of these receptors are still only partly understood, they are theorized to play a role in the performance of the central nervous system. Advances in mGluR agonists, such as TS-032, offer potential as new treatments for a range of disorders, including schizophrenia, anxiety, chronic pain and Parkinson's disease.

Mobilize Against Malaria



Closing Critical Gaps in Malaria Treatment and Education

Malaria's toll is horrific: 500 million cases, 5 million deaths yearly—mostly children under five. In its continuing efforts to combat this disease, Pfizer has launched a five-year initiative, Mobilize Against Malaria. The goal: support innovative and scalable approaches to train health care providers to improve malaria diagnosis and treatment.

Through Mobilize Against Malaria, Pfizer will provide grants, along with the technical support of Pfizer colleagues enrolled in the Pfizer Global Health Fellows Program, to bolster antimalaria initiatives in Ghana, Kenya and Senegal. Partners in Mobilize Against Malaria include the London School of Hygiene and Tropical Medicine, KEMRI-Wellcome Trust, Population Services International, Health Partners Ghana, Family Health International, and IntraHealth International.

Pfizer has a 25-year history in combating malaria and is currently involved in a number of initiatives to enhance malaria treatment and effectiveness, including the development of new antimalarials.

Building on Emerging Science Through Focused Acquisitions



CovX

The Best of Both Peptides and Antibodies

Recently acquired CovX is a biotherapeutics company that has created long-lasting biotherapeutics known as *CovX-Bodies*. CovX operates as a division of the newly formed Pfizer Biotherapeutics and Bioinnovation Center. (See page 28.)

CovX's biotherapeutic platform addresses the strengths and limitations of two important therapeutics—peptides and monoclonal antibodies. Peptides are highly potent and have great potential as medicines, but they degrade rapidly in the body, limiting their utility. Traditional monoclonal antibodies last longer in the body but have complex development challenges. CovX addresses these limitations by combining the strengths of peptides and antibodies into a new molecule, called a *CovX-Body*, allowing the peptide to target the disease while remaining in the body long enough to achieve therapeutic benefit.

CovX has generated three early-stage compounds—one diabetes and two oncology compounds—further strengthening Pfizer's pipeline.



BioRexis

A Potential New Approach to Diabetes

Pfizer strengthened its compound portfolio by acquiring BioRexis in 2007. BioRexis has both a number of diabetes treatment candidates and a novel technology platform for developing new protein drug candidates.

As a potential new treatment for type 2 diabetes, BioRexis is focusing on long-acting GLP-1 receptor agonists. The protein known as GLP-1 moderates insulin production and prevents the pancreas from releasing glucagon, a peptide that causes glucose levels in the blood to rise. Early studies with compounds discovered by BioRexis have been promising.

According to the International Diabetes Federation, nearly 250 million people worldwide have diabetes, and most of them have type 2, the adult-onset form of the disease. The cost of diabetes to society in human misery—including premature deaths, amputations, cardiovascular disease and blindness—is nearly incalculable.



Coley Pharmaceutical

Building a Vaccine Portfolio

Coley Pharmaceutical, acquired in January 2008, is a pioneer in a new class of drug candidates called *TLR Therapeutics*. These work by stimulating or blocking important immune system receptors, known as toll-like receptors. Toll-like receptors direct the immune system to fight disease and are critically involved in the body's immune response to bacterial, viral and fungal pathogens. Coley's most advanced product candidate is its vaccine adjuvant, VaxImmune, currently in more than 30 clinical trials worldwide.

Coley is a strategic fit for Pfizer, as the company's product candidates and technologies cover nearly all of Pfizer's therapeutic areas. On top of the technology and Coley's individual product candidates, Pfizer also benefits from Coley's collaborations and partnerships with other major pharmaceutical companies.

Finding New Opportunities for Established Products

David Simmons
Senior Vice President and General Manager,
Established Products

The "established" segment of the pharmaceutical market refers to medicines that have either lost their patent protection, or are close to doing so. This segment is projected to grow at a double-digit pace over the next five years, to more than $500 billion worldwide.

Country by country, market by market, Pfizer competes in this segment—and competes effectively—generating billions of dollars in revenues yearly. But until recently, established products sales were not a strategic priority for Pfizer. That changed with the announcement of *Our Path Forward* and the creation of the Established Products group. Our strengths here include a first-class reputation for quality and safety; envied global capabilities in manufacturing, distribution and marketing; and a vast product portfolio, including legendary brands such as Neurontin, Norvasc, Zithromax and Zoloft. We also have the long-proven ability to execute and win in the complex economies and emerging markets where established products are strongholds of growth.

Our job in Established Products is to drive the execution of a more strategic, integrated approach to maximizing the value of hundreds of Pfizer products in our catalog. This means segmenting the market to focus our resources for the best returns and reducing manufacturing costs through new techniques and technologies, while safeguarding our reputation for quality and safety. It means managing our medicines more effectively through what might be the most challenging period of a product's life cycle—when it crosses the threshold from exclusivity to generic competition. And it certainly means becoming a world leader in product enhancements and reformulations to give us an edge on local and regional competitors.

Established Products brings together Pfizer's Greenstone generics group, a global mature brands team, a U.S. diversified products team and other experts in dealing with the complexities of these markets. We work in close partnership with regional marketing leaders and with manufacturing teams dedicated to matching our capabilities to customer needs. Together, we are strengthening Pfizer's ability to bring more medicines within the reach of people who are ready, willing and able to purchase them.

David Simmons, formerly President of Pfizer's Central/ Southern/Eastern Europe Region, is General Manager of Established Products.



When it comes to **growing in emerging markets**, there is a confluence of positive trends streaming Pfizer's way—**freer markets, a rising middle class**, and **exploding demand for better health care**.


CHINA
POPULATION
1,318,000,000
INDIA
POPULATION
1,131,900,000
SOUTHEAST ASIA
POPULATION
574,000,000
LATIN AMERICA
POPULATION
569,000,000
EASTERN EUROPE
POPULATION
295,000,000
AFRICA
POPULATION
944,000,000

Source of data: Population Reference Bureau, 2007.

Looking beyond the core biopharmaceutical portfolio, Pfizer is also ready to invest in complementary health-related business opportunities that can drive revenue growth and diversify risk.

As large as the global pharmaceuticals market is, it represents only a small percentage of all the investment in health care. To create additional revenue streams over time, Pfizer is searching for complementary businesses that build on Pfizer's unique capabilities, move us ahead in our mission of applying science and technology to improve world health, offer financial returns commensurate with investment, and help diversify risk.

There are seminal trends shaping these opportunities, ranging from the rise in the median age of the world's population to the growth of the global middle class. Exponential gains in computing and communications technologies, combined with pressures on health care budgets, are creating new opportunities in areas such as less-invasive surgeries, a greater reliance on outpatient treatment, and increased responsibilities for patients to manage their own health care. Each of these trends spurs advances in emerging technologies: remote diagnosis, surgical instrument microdesign and biomaterials, to name just a few.

Any new opportunity entails risk—and Pfizer will be disciplined in pursuing any and all complementary business opportunities. First and foremost, each opportunity must fit in the framework of our mission and purpose, and Pfizer must have the capabilities to manage and expand the complementary business. Over time, we believe that such opportunities may help us sell more products from our pharmaceutical portfolio, add to our revenue stream, and help cushion the risks inherent in pharmaceuticals and biotherapeutics.

Improving **animal health** is one of our **fastest-growing businesses.**

41

billion dollars are spent annually by Americans on animal care.

Pfizer Animal Health (PAH) marked its 55th year in 2007. PAH is both one of the world's largest animal health businesses and one of Pfizer's fastest-growing operations. The 4,000 colleagues of PAH market its products in more than 90 countries and are dedicated to helping pets live longer, healthier lives, and to improving the safety, quality and productivity of the world's food supply. As with Pfizer's human health operations, PAH invests more in R&D than any other company of its type and manages a robust product pipeline.

Recent product introductions include:

- **Slentrol**, a breakthrough obesity management medicine for dogs
- **Draxxin**, the only single-dose treatment for all major bacteria associated with pneumonia in cattle
- **Convenia**, a first-in-class, single-injection antibiotic treatment for dogs and cats
- **Improvac**, a novel vaccine that may revolutionize swine production
- **Cerenia**, the first medicine for dogs to control vomiting from a wide range of conditions, including motion sickness
- Porphyromonas vaccine, the only vaccine for dogs to prevent canine periodontis

PAH products help cattle and swine producers with their livestock, horse owners and caregivers with their equine needs, and pet owners with their treasured companion animals. In 2007, PAH expanded its poultry health business by completing the acquisition of Embrex, an innovative international biotechnology and device company.



Cerenia

In 1991, a compound synthesized by a Pfizer scientist showed promising activity for treating pain, depression and anxiety in humans. The compound didn't make it through human clinical trials, but it found new life with Pfizer Animal Health as an anti-emetic for dogs. Cerenia, launched in the U.S. in 2007, is an FDA-approved medication for dogs that is safe and effective for treating and preventing vomiting, from a wide range of conditions, including motion sickness. It works directly at the part of the dog's brain that controls vomiting.

"Cerenia helped Madison attend a huge charity event the week of her chemo. She was inspiring! She was lumbering around on three legs, letting everyone know she was just fine!"

Linda Money with Madison
Memphis, Tennessee

Power to the Colleague:
Central to our strategy for growth, **Pfizer employees** are embracing **a culture of innovation** and **continuous improvement**.



Building a Culture of Innovation

Tanya Clemons
Vice President and Chief Talent Officer

It's hard to find any company that wouldn't want a culture of innovation. But what does this phrase mean for Pfizer, a company whose scientific breakthroughs are the stuff of legend? It means expanding the innovation to all dimensions of the company, not just our science. We can be innovative everywhere—in seizing marketplace opportunities, in changing our core business practices, and in increasing the value we offer to colleagues in terms of development and opportunity.

A culture of innovation can't be an "initiative" or a tangential plan of action. Prizing new ideas, sharpening them and acting on them quickly—that all has to be woven into the day-to-day fabric of the company. Colleagues everywhere have to believe that their ideas are welcomed and valued. Leaders everywhere have to model the behaviors we want to see throughout our workforce—energy and excitement about new ideas. Even in the short time I've been with Pfizer, I've seen a genuine shift in the willingness of managers here to take and test new ideas from any source. Spreading a culture of innovation throughout Pfizer will help us attract and keep the best talent, add value to careers and investments, and fulfill our purpose and mission.

—

Before joining Pfizer as Chief Talent Officer, Tanya Clemons had leadership roles at Microsoft, IBM, Georgia-Pacific and Anheuser-Busch.

2007 was a challenging year for Pfizer and our colleagues, but it was a year during which we made measurable progress in simplifying our organization and speeding up our work. In creating smaller, more focused businesses, and establishing clearer lines of communication and accountability, we're unburdening colleagues and encouraging their creativity in solving problems. As a result, many of the 14 major acquisitions and partnerships we executed in 2007 and in early 2008 were done in record time. Processes that once took weeks and months have been streamlined to days and even hours. Productivity has improved. A new tone—marked by candor, inclusion of diverse viewpoints, and a willingness to listen and learn—is taking hold and bearing results.



The Discipline of Continuous Improvement

John Scott
Vice President, Continuous Improvement

In 2007, Pfizer launched a company-wide effort to develop and promote a culture of Continuous Improvement. Our efforts are built on the premise that every colleague can take responsibility for, and have accountability for, actions that improve our processes and create greater value every step of the way. It will take time and concerted effort, but ultimately, this new environment will translate into better customer service at a lower cost.

Every Pfizer colleague has a role to play in Continuous Improvement. Opportunity is everywhere, as every colleague supports a number of processes that, directly or indirectly, deliver value to customers. We are now training colleagues in proven methodologies—such as Six Sigma and Lean Principles—to enable them, and their teams, to clearly define a process, examine it step by step, and create a more efficient and effective process in its place. They will measure the results of their work with an eye to making further improvement. With a sufficient number of trained colleagues in place, we will have the foundation for our desired culture. This will take three years, but already several Pfizer organizations are well-advanced in implementing Continuous Improvement and are already seeing more efficient operations, as well as creating an environment in which innovation can flourish That's the culture change we are working toward throughout Pfizer. A culture of Continuous Improvement should translate into better results at lower prices—as sure a formula as there is for improving our competitive footing, and our value to investors.

—

John Scott's 30-year Pfizer career has taken him from engineering and operations management in our Ireland manufacturing operations, to head of Continuous Improvement for Pfizer Global Manufacturing, to leadership of Pfizer's overall Continuous Improvement effort.

Board of Directors



Dennis A. Ausiello, M.D. [4, 5]
Physician-in-Chief,
Massachusetts General Hospital



Michael S. Brown, M.D. [4, 5]
Distinguished Chair, Biomedical Sciences, Regental Professor,
University of Texas Southwestern Medical Center



M. Anthony Burns [1, 2]
Chairman Emeritus,
Ryder System, Inc.



Robert N. Burt [3]
Retired Chairman and CEO,
FMC Corporation



W. Don Cornwell [2]
Chairman and CEO,
Granite Broadcasting Corporation



William H. Gray III [4]
Chairman, The Amani Group



Constance J. Horner [1, 4, 6]
Former Assistant to the President of the United States and
Director of Presidential Personnel



William R. Howell [2]
Chairman Emeritus,
J.C. Penney Company, Inc.



James M. Kilts [3]
Founding Partner,
Centerview Partners



Jeffrey B. Kindler [1]
Chairman of the Board and
Chief Executive Officer, Pfizer Inc



George A. Lorch [3, 5]
Chairman Emeritus,
Armstrong Holdings, Inc.



Dana G. Mead, Ph.D. [3, 5]
Chairman, MIT Corporation



Suzanne Nora Johnson [2, 5]
Senior Director and
Former Vice Chairman,
The Goldman Sachs Group, Inc.



William C. Steere, Jr. [5]
Chairman of the Board Emeritus,
Pfizer Inc

(1) Executive Committee (2) Audit Committee (3) Compensation Committee (4) Corporate Governance Committee
(5) Science and Technology Committee (6) Lead Independent Director

Corporate and Shareholder Information

Stock Listings

Our Common Stock is listed on the New York Stock Exchange. It is also listed on the London, Euronext and Swiss stock exchanges, and traded on various United States regional stock exchanges.

Stock Transfer Agent and Registrar

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Telephone: 800-PFE-9393
Outside the U.S., Canada and Puerto Rico: 781-575-4591
Internet: www.computershare.com

Shareholder Services and Programs

Please contact our Stock Transfer Agent and Registrar with inquiries concerning shareholder accounts of record and stock transfer matters, and also for information on the following services and programs:

- Shareholder Investment Program
  - direct purchase of Pfizer stock
  - dividend reinvestment
  - automatic monthly investments
- Book-entry share ownership
- Direct deposit of dividends

Forward-Looking Information

Please refer to the Company's 2007 Form 10-K for a description of the substantial risks and uncertainties related to the forward-looking statements included in this Annual Review.

Form 10-K and CEO/CFO Certifications

Upon written request, we will provide without charge a copy of our Form 10-K for the fiscal year ended December 31, 2007. Requests should be directed to:

Secretary
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755

Our Form 10-K is also available on our Web site at www.pfizer.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Annual Meeting of Shareholders

The Annual Meeting will be held on Thursday, April 24, 2008, at 8:30 a.m. Central Daylight Time at:

The Peabody Memphis Hotel
149 Union Avenue
Memphis, Tennessee 38103

Information about the meeting is contained in our Notice of Annual Meeting of Shareholders and Proxy Statement.

Corporate Responsibility Report

This report provides detailed information about how Pfizer conducts business responsibly and engages with stakeholders to advance good health and expand a sustainable business. This report is available online at www.pfizer.com/crreport.

Political Action Committee (PAC)

To review our most recent PAC and corporate political contributions report, go online at www.pfizer.com/pac.

Environment, Health, and Safety (EHS)

Pfizer is committed to protecting the environment, health and safety of our colleagues and the communities where we operate around the world. Our global EHS initiatives, programs and performance may be found online at www.pfizer.com/ehs and in our Corporate Responsibility Report at www.pfizer.com/crreport.

Helplines

Patients, customers and health care professionals who have questions about any of our products should call 800-438-1985.

Pfizer Helpful Answers™ patient assistance programs help millions of Americans without prescription coverage get Pfizer medicines for free or at a savings. To access Pfizer Helpful Answers visit: www.pfizerhelpfulanswers.com, or call 866-706-2400.

Send Us Your Feedback

We value your views on this Annual Review. Did it help you to better understand Pfizer? Was the information presented in a reader-friendly manner? Please send your comments to annual.report@pfizer.com.

You can find more information about the Company online at www.pfizer.com.

Mixed Sources
FSC
Sandy Alexander
ECF

Pfizer's commitment to conduct business in a sustainable way includes adopting green practices with respect to this report. This Annual Review is printed on paper made from well-managed forests and other controlled sources containing 10 percent post-consumer fiber content, and is made free of elemental chlorine. The paper is independently certified by SmartWood, a program of the Rainforest Alliance, to the Forest Stewardship Council (FSC) standards.

Our printer, Sandy Alexander, Inc., an ISO 14001:2004 Certified printer with Forest Stewardship Council (FSC) Chain of Custody certification, printed this report with the use of renewable wind power resulting in nearly zero volatile organic compound (VOC) emissions. This saved 113,553 pounds of carbon dioxide emissions. This amount of wind-generated electricity is equivalent to 98,346 miles not driven in an automobile or 46.3 acres of trees being planted.

 The Annual Review is written and produced by Pfizer Worldwide Communications. Design: Ideas On Purpose, New York. Principal Photography: Neil Selkirk. Printing: Sandy Alexander Inc.

Pfizer
235 East 42nd Street
New York, NY 10017-5755
212-573-2323
www.pfizer.com

PFIZER INC.

Notice of Annual Meeting of Shareholders, Proxy Statement and 2007 Financial Report

March 14, 2008

Pfizer

HOW TO VOTE

Most shareholders have a choice of voting on the Internet, by telephone, or by mail using a traditional proxy card. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting methods available to you. **If you vote by telephone or on the Internet, you do not need to return your proxy card.**

ANNUAL MEETING ADMISSION

You must present an admission ticket or proof of ownership of Pfizer stock, as well as a form of personal photo identification, in order to be admitted to the Annual Meeting. If you are a shareholder of record, your admission ticket is attached to your proxy card. If your shares are held in the name of a bank, broker or other holder of record, you must bring a brokerage statement or other proof of ownership with you to the Meeting, or you may request an admission ticket in advance. Please see the response to the question "Do I need a ticket to attend the Annual Meeting?" for further details.

REDUCE PRINTING AND MAILING COSTS

If you share the same last name with other shareholders living in your household, you may receive only one copy of our Proxy Statement and 2007 Financial Report and the 2007 Annual Review. Please see the response to the question "What is "householding" and how does it affect me?" for more information on this important shareholder program.

Shareholders may help us to reduce printing and mailing costs further by opting to receive future proxy materials by e-mail. Please see the response to the question "Can I access the Notice of Annual Meeting, Proxy Statement and 2007 Financial Report and 2007 Annual Review on the Internet?" for more information on electronic delivery of proxy materials.

PFIZER INC.
235 East 42nd Street
New York, NY 10017

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE . . . . 8:30 a.m., Central Daylight Time on Thursday, April 24, 2008.

PLACE . . . . The Peabody Memphis Hotel
149 Union Avenue
Memphis, Tennessee 38103

WEBCAST . . . . A webcast of our Annual Meeting will be available on our website at www.pfizer.com starting at 8:30 a.m., Central Daylight Time on April 24, 2008. An archived copy of the Webcast also will be available on our website through the first week of May. Information included on our website, other than our Proxy Statement and form of proxy, is not a part of the proxy soliciting material.

ITEMS OF BUSINESS . . . .

- To elect 14 members of the Board of Directors, each for a term of one year.
- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year.
- To consider two shareholder proposals, if presented at the Meeting. See Table of Contents for a list of the "Shareholder Proposals."
- To transact such other business as may properly come before the Meeting and any adjournment or postponement.

RECORD DATE . . . . You can vote if you are a shareholder of record on February 28, 2008.

ANNUAL REPORT . . . . Our annual report to shareholders consists of the 2007 Annual Review and the 2007 Financial Report. The 2007 Annual Review is enclosed with these materials as a separate booklet. The 2007 Financial Report is in Appendix A to this Proxy Statement. These documents are not a part of the proxy solicitation materials. You may also access them through our website at www.pfizer.com/annualmeeting.

PROXY VOTING . . . . It is important that your shares be represented and voted at the Meeting. You can vote your shares by completing and returning your proxy card or by voting on the Internet or by telephone. See details under the heading "How do I vote?"

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 24, 2008: The Notice of Annual Meeting, Proxy Statement, 2007 Financial Report and the 2007 Annual Review, are available on our website at www.pfizer.com/annualmeeting.

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel and Corporate Secretary

March 14, 2008

TABLE OF CONTENTS

Pfizer Inc.
235 East 42nd Street
New York, New York 10017

PROXY STATEMENT

Questions and Answers About the Annual Meeting and Voting

Why did I receive these proxy materials?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc. ("Pfizer," the "Company," "we," "us" or "our"), a Delaware corporation, of proxies to be voted at our 2008 Annual Meeting of Shareholders and at any adjournment or postponement.

You are invited to attend our Annual Meeting of Shareholders on April 24, 2008, beginning at 8:30 a.m., Central Daylight Time. The Meeting will be held at The Peabody Memphis Hotel. See the inside back cover of this Proxy Statement for directions.

Shareholders will be admitted to the Annual Meeting beginning at 8:00 a.m., Central Daylight Time. Seating will be limited.

The Peabody Memphis Hotel is accessible to disabled persons and, upon request, we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. Please mail your request to the address noted below in response to the question "Do I need an admission ticket to attend the Annual Meeting?"

This Notice of Annual Meeting, Proxy Statement, form of proxy and voting instructions are being mailed starting March 14, 2008.

Do I need a ticket to attend the Annual Meeting?

You will need an admission ticket or proof of ownership to enter the Meeting. An admission ticket is attached to your proxy card if you hold shares directly in your name as a shareholder of record. If you plan to attend the Annual Meeting, please vote your proxy but keep the admission ticket and bring it with you to the Annual Meeting.

If your shares are held beneficially in the name of a bank, broker or other holder of record and you plan to attend the Meeting, you must present proof of your ownership of Pfizer stock, such as a bank or brokerage account statement, to be admitted to the Meeting. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of Pfizer stock, to:

Pfizer Shareholder Services
235 East 42nd Street, 19th Floor
New York, NY 10017

Shareholders also must present a form of personal photo identification in order to be admitted to the Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Meeting.

Will the Annual Meeting be webcast?

Our Annual Meeting also will be webcast on April 24, 2008. You are invited to visit www.pfizer.com at 8:30 a.m., Central Daylight Time, on April 24, 2008, to access the webcast of the Meeting. Registration for the Webcast is required. Pre-registration will be available beginning on April 20, 2008. An archived copy of the Webcast also will be available on our website through the first week of May.

Who is entitled to vote at the Annual Meeting?

Holders of Pfizer common stock at the close of business on February 28, 2008, are entitled to receive this Notice and to vote their shares at the Annual Meeting. As of that date, there were 6,763,668,283 shares of common stock outstanding and entitled to vote. In addition, shares of the Company's Preferred Stock having votes equivalent to 5,636,587 shares of common stock were held by one of the Company's employee benefit plan trusts. Each share of common stock is entitled to one vote on each matter properly brought before the Meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with Pfizer's transfer agent, Computershare Trust Company, N.A., you are considered, for those shares, to be the "shareholder of record." The Notice of Annual Meeting, Proxy Statement, 2007 Financial Report and proxy card documents have been sent directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of shares held in street name. The Notice of Annual Meeting, Proxy Statement, 2007 Financial Report, 2007 Annual Review and proxy card documents have been forwarded to you by your broker, bank or other holder of record who is considered, for those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or on the Internet.

How do I vote?

You may vote using any of the following methods:

- ***By Mail***

Be sure to complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the Board of Directors.

If you are a shareholder of record, and the prepaid envelope is missing, please mail your completed proxy card to Pfizer Inc., c/o Proxy Services, Computershare, PO Box 43101, Providence, RI 02940.

- ***By telephone or on the Internet***

The telephone and Internet voting procedures established by Pfizer for shareholders of record are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card in hand when you call. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. **If you are located outside the U.S., Puerto Rico and Canada, see your proxy card for additional instructions.**

The website for Internet voting is www.investorvote.com/pfe. Please have your proxy card handy when you go online. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day, and will close at 11:59 p.m. Eastern Daylight Time on April 23, 2008.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction card.

- ***In person at the Annual Meeting***

All shareholders may vote in person at the Annual Meeting. You may also be represented by another person at the Meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Meeting.

Your vote is important. You can save us the expense of a second mailing by voting promptly.

What can I do if I change my mind after I vote my shares?

If you are a shareholder of record, you can revoke your proxy before it is exercised by:

- written notice to the Secretary of the Company;
- timely delivery of a valid, later-dated proxy or a later-dated vote by telephone or on the Internet; or
- voting by ballot at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other holder of record. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described in the answer to the previous question.

All shares that have been properly voted and not revoked will be voted at the Annual Meeting.

What shares are included on the proxy card?

If you are a shareholder of record you will receive only one proxy card for all the shares you hold:

- in certificate form
- in book-entry form
- in book-entry form in the Pfizer Shareholder Investment Program

and if you are a Pfizer employee:

- in the Pfizer Savings Plan
- in the Pfizer Inc. Employee Benefit Trust.

If you are a U.S. Pfizer employee who currently has outstanding stock options, you are entitled to give voting instructions on a portion of the shares held in the Pfizer Inc. Employee Benefit Trust (the Trust). Your proxy card will serve as a voting instruction card for the trustee.

If you do not vote your shares or specify your voting instructions on your proxy card, the administrator of the Pfizer Savings Plan (the Plan) or the trustee of the Trust will vote your shares in the same proportion as the shares for which voting instructions have been received. **To allow sufficient time for voting by the trustee of the Trust and the administrators of the Plans, your voting instructions must be received by April 21, 2008.**

If you hold Pfizer shares through any other Company plan, you will receive voting instructions from that plan's administrator.

If you are a beneficial owner, you will receive voting instructions, and information regarding consolidation of your vote, from your bank, broker or other holder of record.

What is "householding" and how does it affect me?

We have adopted a procedure approved by the Securities and Exchange Commission ("SEC") called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Notice of Annual Meeting, Proxy Statement, Financial Report and Annual Review, unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of the Notice of Annual Meeting and Proxy Statement and the accompanying documents, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact our transfer agent, Computershare Trust Company, N.A. (in writing: 250 Royall Street, Canton, MA 02021; by telephone: in the U.S., Puerto Rico and Canada, 1-800-733-9393; outside the U.S., Puerto Rico and Canada, 1-781-575-4591).

If you participate in householding and wish to receive a separate copy of this Notice of Annual Meeting, Proxy Statement and the accompanying documents, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact Computershare as indicated above.

Beneficial owners can request information about householding from their banks, brokers or other holders of record.

Is there a list of shareholders entitled to vote at the Annual Meeting?

The names of shareholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and for ten days prior to the Meeting for any purpose germane to the meeting, between the hours of 8:45 a.m. and 4:30 p.m., at our principal executive offices at 235 East 42nd Street, New York, New York, by contacting the Secretary of the Company.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this Proxy Statement?

Proposal	Vote Required	Discretionary Voting Allowed?
Election of Directors	Majority	Yes
Ratification of KPMG	Majority	Yes
Shareholder Proposals	Majority	No

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting, present in person or represented by proxy, is necessary to constitute a quorum. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the election of Directors and the ratification of KPMG LLP as our independent registered public accounting firm, even if the record holder does not receive voting instructions from you. The record holder may not vote on any of the shareholder proposals without instructions from you. Without your voting instructions, a broker non-vote will occur.

• ***Election of Directors***

On October 25, 2007, the Board of Directors approved an amendment to the Company's bylaws to change the vote standard for the election of directors from a plurality of votes cast to a majority of votes cast in uncontested elections. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that director nominee. In contested elections the vote standard will continue to be a plurality of votes cast. In addition, the Board approved an amendment to the bylaws to provide that director nominees proposed by shareholders must deliver a statement that, if elected, they agree to tender an irrevocable resignation, promptly upon failure to receive the required vote in a subsequent election, in accordance with the Company's Corporate Governance Principles that are applicable to all director nominees.

Abstentions are not counted as votes "for" or "against" this proposal.

— Majority Vote Policy

Our Corporate Governance Principles, which appear later in this Proxy Statement, set forth our procedures if a director-nominee does not receive the required vote for election or re-election.

In an uncontested election, any nominee for Director who does not receive a majority of votes cast "for" his or her election is required to tender his or her resignation promptly following the failure to receive the required vote.

The Corporate Governance Committee is required to make recommendations to the Board with respect to any such resignation. The Board is required to take action with respect to this recommendation and to disclose its decision-making process. Full details of this Policy are set out in our Corporate Governance Principles and under "Item 1—Election of Directors."

• ***Ratification of KPMG***

Under the Company's By-laws, the votes cast "for" must exceed the votes cast "against" to approve the ratification of KPMG LLP as our independent registered public accounting firm. Abstentions and, if applicable, broker non-votes, are not counted as votes "for" or "against" this proposal.

• ***Shareholder Proposals***

The votes cast "for" must exceed the votes cast "against" each of the shareholder proposals. Abstentions and, if applicable, broker non-votes, are not counted as votes "for" or "against" these proposals.

Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement.

If you have returned your signed and completed proxy card and other matters are properly presented at the Annual Meeting for consideration, the Proxy Committee appointed by the Board of Directors (the persons named in your proxy card if you are a shareholder of record) will have the discretion to vote on those matters for you.

Can I access the Notice of Annual Meeting, Proxy Statement and 2007 Financial Report and 2007 Annual Review on the Internet?

The Notice of Annual Meeting, Proxy Statement, 2007 Financial Report and the 2007 Annual Review, are available on our website at www.pfizer.com/annualmeeting. Instead of receiving future copies of our Proxy Statement and Annual Report materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will save us the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

Shareholders of Record: If you vote on the Internet at www.investorvote.com/pfe, simply follow the prompts for enrolling in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to www.computershare.com/us/ecomms and following the enrollment instructions.

Beneficial Owners: If you hold your shares in a brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information provided in the proxy materials mailed to you by your bank or other holder of record regarding the availability of this service.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by Directors, officers or employees in person or by telephone, electronic transmission and facsimile transmission. We have hired Morrow & Co. to distribute and solicit proxies. We will pay Morrow & Co. a fee of $35,000, plus reasonable expenses, for these services.

Who will count the vote?

Representatives of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of election.

OUR CORPORATE GOVERNANCE PRINCIPLES

Role and Composition of the Board of Directors

1. General. The Board of Directors, which is elected by the shareholders, is the ultimate decision-making body of the Company except with respect to those matters reserved to the shareholders. It selects the senior management team, which is charged with the conduct of the Company's business. Having selected the senior management team, the Board acts as an advisor and counselor to senior management and ultimately monitors its performance.

2. Succession Planning. The Board also plans for succession to the position of Chairman of the Board and Chief Executive Officer as well as certain other senior management positions. To assist the Board, the Chairman and CEO annually provides the Board with an assessment of senior managers and of their potential to succeed him or her. He or she also provides the Board with an assessment of persons considered potential successors to certain senior management positions.

3. Chairman and CEO. It is the policy of the Company that the positions of Chairman of the Board and Chief Executive Officer be held by the same person, except in unusual circumstances. This combination has served the Company well over a great many years. The function of the Board in monitoring the performance of the senior management of the Company is fulfilled by the presence of outside Directors of stature who have a substantive knowledge of the business.

4. Director Independence. It is the policy of the Company that the Board consist of a majority of independent Directors. The Corporate Governance Committee of the Board has established Director Qualification Standards to assist it in determining director independence, which either meet or exceed the independence requirements of the New York Stock Exchange ("NYSE") corporate governance listing standards. The Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the Director, but also from that of persons or organizations with which the director has an affiliation.

5. Board Size. It is the policy of the Company that the number of Directors not exceed a number that can function efficiently as a body. The Corporate Governance Committee considers and makes recommendations to the Board concerning the appropriate size and needs of the Board. The Corporate Governance Committee considers candidates to fill new positions created by expansion and vacancies that occur by resignation, by retirement or for any other reason.

6. Selection Criteria. Candidates are selected for, among other things, their integrity, independence, diversity of experience, leadership and their ability to exercise sound judgment. Scientific expertise, prior government service and experience at policy-making levels involving issues affecting business, government, education, technology, as well as areas relevant to the Company's global business are among the most significant criteria. Final approval of a candidate is determined by the full Board.

7. Voting for Directors. In accordance with the Corporation's By-laws, if none of our stockholders provides the Corporation notice of an intention to nominate one or more candidates to compete with the Board's nominees in a Director election, or if our stockholders have withdrawn all such nominations by the day before the Corporation mails its notice of meeting to our stockholders, a nominee must receive more votes cast for than against his or her election or re-election in order to be elected or re-elected to the Board. The Board expects a Director to tender his or her resignation if he or she fails to receive the required number of votes for reelection. The Board shall nominate for election or re-election as Director only candidates who agree to tender, promptly following such person's failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon Board acceptance of such resignation. In addition, the Board shall fill Director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other Directors in accordance with this Corporate Governance Principle. If an incumbent Director fails to receive the required vote for re-election, then, within 90 days following certification of the shareholder vote, the Corporate Governance Committee will act to determine whether to accept the Director's resignation and will submit such recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation. The Corporate Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a Director's resignation.

Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer.

Thereafter, the board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission.

If each member of the Corporate Governance Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.

However, if the only Directors who did not receive the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

8. Director Service on Other Public Boards. Ordinarily, Directors should not serve on more than four other boards of public companies in addition to the Company's Board. Current positions in excess of these limits may be maintained unless the Board of Directors determines that doing so would impair the Director's service on the Company's Board.

9. Former CEO as Director. Effective 2001, upon retirement from the Company, the former CEO will not retain Board membership.

10. Change in Director Occupation. When a Director's principal occupation or business association changes substantially during his or her tenure as a Director, that Director shall tender his or her resignation for consideration by the Corporate Governance Committee. The Corporate Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

11. Director Compensation. The Corporate Governance Committee annually reviews the compensation of Directors.

12. Ownership Requirements. All non-employee Directors are required to hold at least $300,000 worth of Pfizer stock, and/or the units issued as compensation for Board service, while serving as a Director of the Company. New Directors will have five years to attain this ownership threshold. Shares or units held by a Director under any deferral plan, are included in calculating the value of ownership to determine whether this minimum ownership requirement has been met.

13. Director Retirement. Directors are required to retire from the Board when they reach the age of 73. A Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholders meeting coincident with or following his or her 73rd birthday.

14. Board and Committee Self-Evaluation. The Board, and each Committee, are required to conduct a self-evaluation of their performance at least annually.

15. Term Limits. The Board does not endorse arbitrary term limits on Directors' service, nor does it believe in automatic annual re-nomination until Directors reach the mandatory retirement age. The Board self-evaluation process is an important determinant for continuing service.

16. Committees. It is the general policy of the Company that all major decisions be considered by the Board as a whole. As a consequence, the Committee structure of the Board is limited to those Committees considered to be basic to, or required for, the operation of a publicly owned company. Currently these Committees are the Executive Committee, Audit Committee, Compensation Committee, Corporate Governance Committee and Science and Technology Committee.

The members and chairs of these Committees are recommended to the Board by the Corporate Governance Committee. The Audit Committee, Compensation Committee and Corporate Governance Committee are made up of only independent Directors. The membership of these Committees is rotated from time to time. In addition to the requirement that a majority of the Board satisfy the independence standards noted above in Paragraph 4, Director Independence, members of the Audit Committee also must satisfy an additional NYSE independence standard. Specifically, they may not accept directly or indirectly any consulting, advisory or other compensatory fee from Pfizer or any of its subsidiaries other than their Director compensation. As a matter of policy, the Board also will apply a separate and heightened independence standard to members of both the Compensation and Corporate Governance Committees. No member of either Committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from Pfizer or any of its subsidiaries.

17. Director Orientation and Continuing Education. In furtherance of its policy of having major decisions made by the Board as a whole, the Company has a full orientation and continuing education process for Board members that includes extensive materials, meetings with key management and visits to Company facilities.

18. CEO Performance Goals and Annual Evaluation. The Compensation Committee is responsible for setting annual and long-term performance goals for the Chairman and CEO and for evaluating his or her performance against such goals. The Committee meets annually with the Chairman and CEO to receive his or her recommendations concerning such goals. Both the goals and the evaluation are then submitted for consideration by the outside Directors of the Board at a meeting or executive session of that group. The Committee then meets with the Chairman and CEO to evaluate his or her performance against such goals.

19. Senior Management Performance Goals. The Compensation Committee also is responsible for setting annual and long-term performance goals and compensation for the direct reports to the Chairman and CEO. These decisions are approved or ratified by action of the outside Directors of the Board at a meeting or executive session of that group.

20. Communication with Stakeholders. The Chairman and CEO is responsible for establishing effective communications with the Company's stakeholder groups, i.e., shareholders, customers, company associates, communities, suppliers, creditors, governments and corporate partners. It is the policy of the Company that management speaks for the Company. This policy does not preclude outside Directors, including the Lead Independent Director, from meeting with shareholders, but it is suggested that in most circumstances any such meetings be held with management present.

21. Annual Meeting Attendance. All Board members are expected to attend our Annual Meeting of Shareholders unless an emergency prevents them from doing so.

Board Functions

22. Agenda. The Chairman of the Board and Chief Executive Officer sets the agenda for Board meetings with the understanding that the Board is responsible for providing suggestions for agenda items that are aligned with the advisory and monitoring functions of the Board. Agenda items that fall within the scope of responsibilities of a Board Committee are reviewed with the chair of that Committee. Any member of the Board may request that an item be included on the agenda.

23. Board Materials. Board materials related to agenda items are provided to Board members sufficiently in advance of Board meetings to allow the Directors to prepare for discussion of the items at the meeting.

24. Board Meetings. At the invitation of the Board, members of senior management recommended by the Chairman and CEO attend Board meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Board are made by the manager responsible for that area of the Company's operations.

25. Director Access to Corporate and Independent Advisors. In addition, Board members have free access to all other members of management and employees of the Company and, as necessary and appropriate, Board members may consult with independent legal, financial and accounting advisors to assist in their duties to the Company and its shareholders.

26. Executive Sessions. Executive sessions or meetings of outside Directors without management present are held regularly (at least four times a year) to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chairman and CEO and other senior managers is based, the performance of the Chairman and CEO against such criteria, the compensation of the Chairman and CEO and other senior managers, and any other relevant matter. Meetings are held from time to time with the Chairman and CEO for a general discussion of relevant subjects.

27. Lead Independent Director. It is the policy of the Company that a Lead Independent Director shall be elected annually to preside over executive sessions of Pfizer's independent Directors, facilitate information flow and communication between the Directors and the Chairman, and to perform such other duties specified by the Board and outlined in the Charter of the Lead Independent Director.

28. Annual Board Self-Evaluation. The Board, under the direction of the Corporate Governance Committee, will prepare an annual performance self-evaluation.

Committee Functions

29. Independence. The Audit, Compensation and Corporate Governance Committees consist only of independent Directors.

30. Meeting Conduct. The frequency, length and agenda of meetings of each of the Committees are determined by the chair of the Committee. Sufficient time to consider the agenda items is provided. Materials related to agenda items are provided to the Committee members sufficiently in advance of the meeting where necessary to allow the members to prepare for discussion of the items at the meeting.

31. Scope of Responsibilities. The responsibilities of each of the Committees are determined by the Board from time to time.

32. Annual Committee Self-Evaluation. Each Committee is responsible for preparing an annual performance self-evaluation.

Policy on Poison Pills

33. Expiration of Rights Agreement. The Board amended Pfizer's Rights Agreement, or "Poison Pill," to cause the Agreement to expire on December 31, 2003. The term Poison Pill refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt.

The Board has adopted a statement of policy that it shall seek and obtain shareholder approval before adopting a Poison Pill; provided, however, that the Board may determine to act on its own to adopt a Poison Pill, if, under the circumstances, the Board, including the majority of the independent members of the Board, in its exercise of its fiduciary responsibilities, deems it to be in the best interest of Pfizer's shareholders to adopt a Poison Pill without the delay in adoption that would come from the time reasonably anticipated to seek shareholder approval.

If the Board were ever to adopt a Poison Pill without prior shareholder approval, the Board would either submit the Poison Pill to shareholders for ratification, or would cause the Poison Pill to expire within one year.

The Corporate Governance Committee will review this Poison Pill policy statement on an annual basis, including the stipulation which addresses the Board's fiduciary responsibility to act in the best interest of the shareholders without prior shareholder approval, and report to the Board any recommendations it may have concerning the policy.

Periodic Review of Corporate Governance Principles

34. These principles are reviewed by the Board at least annually.

Pfizer Corporate Governance Website

From time to time we revise our Corporate Governance Principles in response to changing regulatory requirements, evolving best practices and the concerns of our shareholders and other constituents. Our Corporate Governance Principles are published on our website at http://www.pfizer.com/about/corporate_governance/corporate_governance_principles.jsp.

In addition to our Corporate Governance Principles, other information relating to corporate governance at Pfizer, is available on our website, including:

- Board of Directors—Background and Experience
- Board Committees—Description of Committees, Charters and Current Members
- Charter of Lead Independent Director
- Code of Business Conduct and Ethics for Directors
- How to Contact our Directors
- Director Qualification Standards
- Board Policy on Executive Pension Benefits
- Certifications of Chief Executive Officer and Chief Financial Officer
- Standards of Business Conduct for all Pfizer colleagues, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer
- Political Action Committee Report
- By-Laws of Pfizer Inc.
- Restated Certificate of Incorporation
- Frequently Asked Questions about Pfizer Corporate Governance

We will provide any of the foregoing information without charge upon written request to Margaret M. Foran, Senior Vice President-Corporate Governance, Associate General Counsel and Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, NY 10017-5755.

Executive Sessions of Directors

Executive sessions or meetings of outside (non-management) Directors without management present are held regularly (at least four times a year) to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chairman and CEO and other senior managers is based, the performance of the Chairman and CEO against such criteria, the compensation of the Chairman and CEO and other senior managers and any other relevant matter. Meetings are held from time to time with the Chairman and CEO for a general discussion of relevant subjects. In 2007, the Directors met in executive session eight times, and at least one time with only independent directors.

Lead Independent Director

The Pfizer Board of Directors has elected a non-management director to serve in a lead capacity ("Lead Independent Director") to coordinate the activities of the other non-management directors, and to perform any other duties and responsibilities that the Board of Directors may determine. While the Board annually elects a Lead Independent Director, it is generally expected that he or she will serve for more than one year. Stanley O. Ikenberry served as Lead Independent Director until February 22, 2007. Constance J. Horner was elected to serve as Lead Independent Director effective February 23, 2007.

The role of the Lead Independent Director includes:

- presiding at executive sessions, with the authority to call meetings of the independent directors;
- functioning as principal liaison on Board-wide issues between the independent directors and the Chairman;
- participating in the flow of information to the Board, i.e., meeting agenda items and meeting schedules to assure that there is sufficient time for discussion of all items;
- recommending to the Chairman the retention of outside advisors and consultants who report directly to the Board of Directors; and
- if requested by shareholders, ensuring that he/she is available, when appropriate, for consultation and direct communication.

The Charter of the Lead Independent Director is found in this proxy statement as Annex 6 and on our website at http://pfizer.com/about/corporate_governance/charter_lead_independent_director.jsp.

Communications with Directors

Shareholders and other interested parties may communicate with the Lead Independent Director or the Chairs of our Audit, Compensation and Corporate Governance Committees on board-related issues by sending an e-mail to the appropriate address below:

- leaddirector@ pfizer.com
- auditchair@ pfizer.com
- compchair@ pfizer.com or
- corpgovchair@ pfizer.com.

You also may write to any of the Committee Chairs or to the outside Directors as a group c/o Margaret M. Foran, Senior Vice President—Corporate Governance, Associate General Counsel and Corporate Secretary at Pfizer Inc., 235 East 42nd Street, New York, New York 10017.

Relevant communications are distributed to the Board, or to any individual Director or Directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Pfizer Board of Directors has requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded, such as:

- business solicitations or advertisements
- junk mail and mass mailings
- new product suggestions
- product complaints
- product inquiries
- resumes and other forms of job inquiries
- spam
- surveys

In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any outside Director upon request.

Director Qualification Standards

Following New York Stock Exchange listing standards, our Board of Directors has adopted a formal set of categorical Director Qualification Standards used to determine Director independence that either meet or exceed the independence requirements of the New York Stock Exchange corporate governance listing standards. According to our Standards, a Director must be determined to have no material relationship with the Company other than as a Director. The Standards specify the criteria by which the independence of our Directors will be determined, including strict guidelines for Directors and their immediate families regarding past employment or affiliation with the Company or its independent registered public accounting firm. The Standards also prohibit Audit Committee members from having any direct or indirect financial relationship with the Company, and restrict both commercial and not-for-profit relationships of all Directors with the Company. Directors may not be given personal loans or extensions of credit by the Company, and all Directors are required to deal at arm's length with the Company and its subsidiaries, and to disclose any circumstance that might be perceived as a conflict of interest.

Director Independence

With the assistance of legal counsel to the Company, the Corporate Governance Committee reviewed the applicable legal standards for Board member and Board committee independence, our Director Qualification Standards, and the criteria applied to determine "audit committee financial expert" status. The committee also reviewed a summary of the answers to annual questionnaires completed by each of the Independent Directors and a report of transactions with Director affiliated entities. On the basis of this review, the Corporate Governance Committee delivered a report to the full Board of Directors and the Board made its independence and "audit committee financial expert" determinations based upon the Corporate Governance Committee Committee's report and the supporting information.

As a result of this review, the Board affirmatively determined that the following Directors nominated for election at the annual meeting are independent of the Company and its management under the standards set forth in the *Director Qualification Standards:* Drs. Dennis A. Ausiello, Michael S. Brown, Dana G. Mead; Ms. Constance J. Horner and Suzanne Nora Johnson, Messrs. M. Anthony Burns, Robert N. Burt, W. Don Cornwell, William H. Gray III, William R. Howell, James M. Kilts and George A. Lorch; and that Mr. Jeffrey B. Kindler and Mr. William C. Steere, Jr. are not independent under these Standards. Mr. Kindler is not considered an independent outside Director because of his employment as Chairman and Chief Executive Officer of the Company. Mr. Steere is not considered an independent outside Director as a result of his former status as Chairman and Chief Executive Officer of the Company.

In making these determinations, the Board considered that in the ordinary course of business, transactions may occur between the Company and its subsidiaries and companies or other entities at which some of our Directors are or have been officers. Under Pfizer's Director Qualification Standards, business transactions meeting the following criteria are not considered to be material transactions that would impair a director's independence:

- The director is an employee or executive officer of another company that does business with Pfizer and our annual sales to or purchases from that company in each of the last three fiscal years are in an amount less than 1% of the annual revenues of the company in which the director serves, or our indebtedness to that company or that company's indebtedness to Pfizer is an amount less than 1% of the total consolidated assets of the company in which the director serves.

There was no indebtedness in 2007 between Pfizer and any entity with which a Director is affiliated.

Dr. Ausiello and Dr. Brown are employed at medical institutions with which Pfizer engages in ordinary course of business transactions. Mr. Cornwell is an executive officer and Chairman of a corporation with which Pfizer engages in ordinary course of business transactions. We reviewed all transactions with each of these entities and found that these transactions were made in the ordinary course of business and were below the threshold set forth in our Director Qualification Standards of 1% of the annual revenues of these entities in each of the last three years.

Under Pfizer's Director Qualification Standards, contributions to not-for-profit entities in which a director of the Company, or a director's spouse, serves as an executive officer, amounting to less than two percent (or $1,000,000, whichever is greater) of that organization's latest publicly available total revenues, will not serve as a bar to the director's independence. None of the Directors or their spouses is an executive officer of not-for-profit organizations to which Pfizer contributes. Nonetheless, the Board reviewed charitable contributions to not-for profit organizations with which our Directors or spouses are affiliated. None of the transactions reported approached the levels set forth in our Director Qualification Standards.

The full text of our *Director Qualification Standards* is attached as Annex 1 to this Proxy Statement. These Standards also are published on our website at http://www.pfizer.com/about/corporate_governance/director_qualification_standards.jsp.

Criteria for Board Membership

To fulfill its responsibility to recruit and recommend to the full Board nominees for election as Directors, the Corporate Governance Committee reviews the composition of the full Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board and works with management in attracting candidates with those qualifications. Appropriate criteria for Board membership include the following:

- Members of the Board should be individuals of high integrity and independence, substantial accomplishments, and have prior or current association with institutions noted for their excellence.
- Members of the Board should have demonstrated leadership ability, with broad experience, diverse perspectives, and the ability to exercise sound business judgment.
- The background and experience of members of the Board should be in areas important to the operation of the Company such as business, education, finance, government, law, medicine or science.
- The composition of the Board should reflect sensitivity to the need for diversity as to gender, ethnic background and experience.

In addition, according to our Corporate Governance Principles, the Committee considers the number of other boards of public companies on which a candidate serves. Moreover, Directors are expected to act ethically at all times and adhere to the Company's Code of Business Conduct and Ethics for members of the Board of Directors.

The Governance Committee retained two search firms during 2007 to assist the Committee members in identifying and evaluating potential nominees for the Board and such search firms initially identified Mr. Kilts and Ms. Nora Johnson as Board candidates to the Corporate Governance Committee. After a screening process and recommendation by the Committee, the Board elected each as a new director effective September 27, 2007.

The Committee considers candidates for Director suggested by our shareholders, provided that the recommendations are made according to the procedures required under our By-laws and described in this Proxy Statement under the heading "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders." Shareholder nominees whose nominations comply with these procedures and who meet the criteria outlined above, in the Committee's Charter, and in our Corporate Governance Principles, will be evaluated by the Corporate Governance Committee in the same manner as the Committee's nominees.

Pfizer Policies on Business Ethics and Conduct

All of our employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer ("Officers"), are required to abide by Pfizer's Policies on Business Conduct to ensure that our business is conducted in a consistently legal and ethical manner. These Policies form the foundation of a comprehensive process that includes compliance with all corporate policies and procedures, an open relationship among colleagues that contributes to good business conduct, and the high integrity level of our employees. Our Policies and procedures cover all areas of professional conduct, including employment policies, conflicts of interest, intellectual property and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of our business.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of Pfizer's Policies on Business Conduct. The Sarbanes-Oxley Act of 2002 requires audit committees to have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. We have such procedures in place. In addition, the Pfizer Policy regarding Compliance with SEC Attorney Conduct Rules requires all Pfizer lawyers to report to the appropriate persons at the Company evidence of any actual, potential or suspected material violation of state or federal law or breach of fiduciary duty by Pfizer or any of its officers, Directors, employees or agents.

Code of Conduct for Directors

The members of our Board of Directors also are required to comply with a Code of Business Conduct and Ethics (the "Code"). The Code is intended to focus the Board and the individual Directors on areas of ethical risk, help Directors recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. The Code covers all areas of professional conduct relating to service on the Pfizer Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with all applicable laws and regulations and oversight of ethics and compliance by employees of the Company.

The full texts of both Pfizer's Policies on Business Conduct and of the Code of Business Conduct and Ethics for our Directors are published on our website at http://www.pfizer.com/about/corporate_governance/board_policies.jsp. We will disclose any future amendments to, or waivers from, provisions of these ethical policies and standards for Officers and Directors on our website within two business days following the date of such amendment or waiver.

BOARD AND COMMITTEE MEMBERSHIP

Our business, property and affairs are managed under the direction of our Board of Directors. Members of our Board are kept informed of our business through discussions with our Chairman and Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and plants and by participating in meetings of the Board and its Committees.

All Board members are expected to attend our Annual Meeting of Shareholders, unless an emergency prevents them from doing so. At our 2007 Annual Meeting, all but one director standing for re-election attended. That director did not attend due to a death in his family.

During 2007 the Board of Directors met eleven times and had five Committees. Those Committees consisted of an Audit Committee, a Corporate Governance Committee, a Compensation Committee, a Science and Technology Committee and an Executive Committee. Each of our incumbent Directors attended at least 88 percent of the regularly scheduled and special meetings of the Board and Board Committees on which they served in 2007.

The table below provides 2007 membership and meeting information for each of the Board Committees.

Name	Audit	Corporate Governance	Compensation	Science & Technology	Executive
Dr. Ausiello		X		X	
Dr. Brown		X		X*	
Mr. Burns	X				X
Mr. Burt			X		
Mr. Cornwell	X*				
Mr. Gray		X			
Ms. Horner		X*			X
Mr. Howell	X				
Mr. Kilts(1)			X		
Mr. Kindler					X*
Mr. Lorch			X	X	
Dr. Mead			X*	X	
Ms. Nora Johnson(1)	X			X	
Mr. Steere				X	
2007 Meetings	14	8	15	2	0

* Committee Chair

(1) Mr. Kilts and Ms. Nora Johnson were elected to the Board of Directors on September 27, 2007.

The Audit Committee

The Audit Committee is comprised of independent directors and is governed by a Board-approved charter stating its responsibilities. The Audit Committee met 14 times in 2007. Under its Charter, the Audit Committee is responsible for reviewing with the independent registered public accounting firm, Internal Audit and management the adequacy and effectiveness of internal controls over financial reporting. The Committee reviews and consults with management, the internal auditors and the independent registered public accounting firm on matters related to the annual audit, the published financial statements, earnings releases and the accounting principles applied. The Audit Committee is also responsible for appointing, retaining and evaluating the Company's independent auditors. The Committee is directly responsible for the compensation, retention and oversight of the Company's independent auditors and evaluates the independent auditors' qualifications, performance and independence. The Committee reviews reports from management relating to the status of compliance with laws, regulations and internal procedures.

The Committee is also responsible for reviewing and discussing with management the Company's policies with respect to risk assessment and risk management.

The Audit Committee has established policies and procedures for the pre-approval of all services provided by the independent auditors. The Audit Committee has also established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company. Further detail about the role of the Audit Committee may be found in the section entitled "Audit Committee Report" later in this Proxy Statement.

A copy of the Audit Committee Charter is attached as Annex 2 to this Proxy Statement, and is also available on our website at http://www.pfizer.com/about/corporate_governance/audit_committee.jsp.

Audit Committee Financial Experts

The Board of Directors has determined that each of the members of the Audit Committee — Mr. Burns, Mr. Cornwell, Mr. Howell and Ms. Nora Johnson — is an "audit committee financial expert" for purposes of the SEC's rules.

The Board of Directors also has determined that each of the members of the Audit Committee is independent, as defined by the rules of the New York Stock Exchange.

The Corporate Governance Committee

The Corporate Governance Committee is comprised of independent directors and is governed by a Board-approved charter stating its responsibilities. The Corporate Governance Committee met eight times in 2007. Under the terms of its Charter, the Corporate Governance Committee is responsible for matters of corporate governance and matters relating to the practices, policies and procedures of the Board. This includes developing criteria for Board membership and recommending and recruiting Director candidates. The Committee also considers possible conflicts of interest of Board members and senior executives, reviews related person transactions and monitors the functions of the various Committees of the Board.

The Committee advises on the structure of Board meetings and recommends matters for consideration by the Board. The Committee also advises on Board compensation and recommends Director compensation, which is ultimately approved by the full Board. The Committee is directly responsible for overseeing the evaluation of the Board and its Committees, reviewing our Director Qualification Standards and establishing Director retirement policies. The Committee also assists management by reviewing the functions, job performance and outside activities of senior executives and reviewing succession plans for elected corporate officers.

A copy of the Corporate Governance Committee Charter is attached as Annex 3 to this Proxy Statement, and is also available on our website at http://www.pfizer.com/about/corporate_governance/corporate_governance_committee.jsp.

The Board of Directors has determined that each of the members of the Corporate Governance Committee is independent, as defined by the rules of the New York Stock Exchange.

The Compensation Committee

The Compensation Committee, composed entirely of independent directors, administers the Company's executive compensation program. The role of the Committee is to oversee Pfizer's compensation and benefit plans and policies, administer its stock plans (including reviewing and approving equity grants to elected officers) and review and approve annually all compensation decisions for elected officers including those for the Chairman and CEO and the other executive officers named in the Summary Compensation Table (the "Named Executive Officers"). The Committee submits its compensation decisions for the Chairman and CEO to the Directors of the Board for ratification.

In addition to reviewing executive officers' compensation against the peer groups, the Committee considers recommendations from the CEO regarding total compensation for those executives reporting directly to him, as well as the other Company elected officers and approves compensation for these executives and officers. Management provides to the Committee historical and prospective breakdowns of the total compensation components for each executive officer.

• ***Charter***

The Committee's membership is determined by the Board. There were 15 meetings of the Committee in 2007, including two executive sessions with the Committee members only. Under the terms of its Charter, which is reviewed annually by the Committee and the Board, the Compensation Committee is directly responsible for establishing annual and long-term performance goals and objectives for our elected corporate officers. This responsibility includes:

- evaluating the performance of the CEO and other elected officers in light of approved performance goals and objectives;
- setting the compensation of the CEO and other elected officers in consultation with the Board based upon the evaluation of the performance of the CEO and the other elected officers, respectively;
- making recommendations to the Board of Directors with respect to new cash-based incentive compensation plans and equity-based compensation plans; and
- preparing an annual performance self-evaluation of the Compensation Committee.

In addition, the Committee:

- administers the Company's stock plans;
- determines and certifies the shares awarded under corporate performance-based plans;
- grants options and awards under the Company's stock plans;
- advises on the setting of compensation for senior executives whose compensation is not otherwise set by the Committee;
- monitors compliance by officers with our program of required stock ownership;
- reviews and discusses with the Company's management, the Compensation Discussion & Analysis which is included in the Company's annual Proxy Statement; and
- prepares the report of the Compensation Committee for inclusion in the Proxy Statement.

The Board of Directors has determined that each of the members of the Compensation Committee is independent, as defined by the rules of the New York Stock Exchange. In addition, each Committee member is a "non-employee director" as defined under the Securities Exchange Act of 1934, and is an "outside director" as defined in section 162(m) of the Internal Revenue Code.

A copy of the Compensation Committee Charter is attached as Annex 4 to this Proxy Statement, and is also available on our website at http://www.pfizer.com/about/corporate_governance/compensation_committee.jsp.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during fiscal 2007 or as of the date of this proxy statement is or has been an officer or employee of the Company and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation Committee or Board of Directors.

The Science and Technology Committee

The Science and Technology Committee met twice in 2007. Generally, each meeting is conducted over a two-day period. Under the terms of its Charter, the Science and Technology Committee is responsible for periodically examining management's direction and investment in the Company's pharmaceutical research and development as well as in its technology initiatives. This includes evaluation of the quality and direction of the Company's research and development programs, identification of emerging issues and evaluating the level of review by external experts. The Committee also reviews the Company's approaches to acquiring and maintaining technology, evaluating the technology that the Company is researching and developing and reviewing the Company's patent strategy.

The Committee may meet privately with independent consultants and is free to speak directly and independently with any members of management in discharging its responsibilities.

The Executive Committee

The Executive Committee did not meet in 2007. The Executive Committee performs the duties and exercises the powers as may be delegated to it by the Board of Directors from time to time.

2007 COMPENSATION OF NON-EMPLOYEE DIRECTORS

Annual compensation for non-employee Directors for 2007 was comprised of: cash compensation and equity compensation, consisting of Unit Awards. Each of these components is described in more detail below. The total 2007 compensation of our non-Employee Directors is shown in the 2007 Director Compensation Table. Employee Directors do not receive any compensation in connection with their Director service.

Non-Employee Director Compensation

2007 Non-Employee Director Compensation Plan

For the 2007 program, annual compensation for non-employee Directors consisted of the following:

- an annual retainer of $75,000 (pro-rated if a Director attends less than 80% of Board and Committee meetings in a year); and
- an award of 5,000 Pfizer stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan ("Unit Award Plan") (not payable until the Director ceases to be a member of the Board) to each Director upon joining the Board and to each Director upon election at each Annual Meeting of Shareholders, provided the Director continues to serve as a Director following the Meeting.

The Chairs of Board Committees and the Lead Independent Director receive additional annual retainers as follows:

- Chairs of Compensation and Corporate Governance Committees: $15,000
- Chair of Audit Committee: $20,000
- Chair of Science and Technology Committee: $25,000
- Lead Independent Director: $25,000.

On the day of the 2007 Annual Meeting of Shareholders, all of our non-employee Directors who continued as Directors were awarded 5,000 units with a value at time of grant of $133,600 (calculated based on the closing stock price of Pfizer common stock of $26.72 on the grant date).

Upon joining the Board, Mr. Kilts and Ms. Nora Johnson received an initial grant of 5,000 units with a value at time of grant of $123,750 (calculated based on the closing stock price of Pfizer common stock of $24.75 per share on the grant date).

2008 Non-Employee Director Compensation Plan

In 2008 the following non-employee Director compensation program went into effect:

- an annual retainer of $75,000 (pro-rated if a Director attends less than 80% of Board and Committee meetings in a year); and
- an award of 5,500 Pfizer stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan ("Unit Award Plan") (not payable until the Director ceases to be a member of the Board) to each Director upon joining the Board and to each Director upon election at each Annual Meeting of Shareholders, provided the Director continues to serve as a Director following the Meeting.

The Chairs of Board Committees, Members of Board Committees and the Lead Independent Director receive additional annual retainers as follows:

- Chair of Audit Committee: $25,000
  Member $20,000
- Chair of Compensation Committee: $25,000
  Member: $20,000
- Chair of Corporate Governance Committee: $20,000;
  Member $15,000
- Chair of Science and Technology Committee: $30,000;
  Senior Member: $20,000;
  Member: $10,000
- Lead Independent Director: $30,000.

Deferred Compensation

Non-employee Directors may defer all or a part of their annual cash retainers and meeting fees under the Unit Award Plan until they cease to be members of the Board. At a Director's election, the fees held in the Director's account may be credited either with interest at the rate of return of the Northern Trust Intermediate Treasury Index Fund, or with Pfizer stock units. The rate of return of the Intermediate Treasury Index Fund for 2007 was 8.83%. The numbers of Pfizer stock units are calculated by dividing the amount of the deferred fee by the closing price of our common stock on the last business day of the fiscal quarter. If fees are deferred as Pfizer stock units, the number of stock units in a Director's account is increased by stock units based on the value of any distributions on the common stock. When a Director ceases to be a member of the Board, the amount attributable to stock units held in the individual's account is paid in cash. The payment amount is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

Legacy Warner-Lambert Equity Compensation Plans.

Under the Warner-Lambert 1996 Stock Plan, as a result of our merger with Warner-Lambert, all stock options and restricted stock awards outstanding as of June 19, 2000, became immediately exercisable or vested.

Under this Plan, the Directors of Warner-Lambert could elect to defer any or all of the compensation they received for their services. These deferred amounts could have been credited to a Warner-Lambert Common Stock Equivalent Account (the Equivalent Account). That Equivalent Account was credited, as of the day the fees would have been payable, with stock credits equal to the number of shares of Warner-Lambert common stock that could have been purchased with the dollar amount of such deferred fees. The former Warner-Lambert Directors—Messrs. Burt, Gray, Howell, and Lorch—who joined our Board after the merger, had deferred compensation and were entitled to Warner-Lambert stock credits in the Equivalent Account under this Plan. Dividends received under this Plan are reinvested. Upon the closing of the merger, these Warner-Lambert stock credits were converted into Pfizer stock equivalent units. These units will be payable in Pfizer common stock at various times in accordance with the Director's election. These units are described in footnote 2 to the table entitled "Securities Ownership."

2007 DIRECTOR COMPENSATION TABLE

The following table shows 2007 compensation for our non-employee Directors.

Name	Fees Earned or Paid in Cash ($)	2007 Stock Unit Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Dr. Ausiello	75,000	133,600	0	208,600
Dr. Brown*	100,000	133,600	0	233,600
Mr. Burns	75,000	133,600	0	208,600
Mr. Burt	75,000	133,600	0	208,600
Mr. Cornwell*	88,333	133,600	0	221,933
Mr. Gray	75,000	133,600	1,763(4)	210,363
Ms. Horner*	110,833	133,600	0	244,433
Mr. Howell	81,667	133,600	0	215,267
Dr. Ikenberry+	22,917	0	0	22,917
Mr. Kilts	25,000	123,750	0	148,750
Mr. Lorch	75,000	133,600	0	208,600
Dr. Mead*	90,000	133,600	0	223,600
Ms. Nora Johnson	25,000	123,750	0	148,750
Dr. Simmons++	18,750	0	0	18,750
Mr. Steere	75,000	133,600	50,000(5)	258,600

* Committee Chair

\+ End date March 22, 2007

++ End date April 25, 2007

(1) The reported value of the stock unit awards granted in 2007 was calculated by multiplying the closing market price of our common stock on the grant date by the number of units granted. Since these awards are settled in cash, for purposes of FAS 123R this initial valuation is re-estimated at the end of each reporting period until settlement. Consequently, the actual value recognized for financial reporting purposes under FAS 123R as reported on the Company's 2007 Income Statement for each 2007 stock unit award was $113,600 per award, except in the case of Ms. Nora Johnson and Mr. Kilts. In addition, the "dividend equivalent units" earned on the 2007 stock unit awards (as recognized for financial reporting purposes under FAS 123R as reported on the Company's 2007 Income Statement) was in the amount of $4,084 per award, except in the case of Ms. Nora Johnson and Mr. Kilts. The dividend equivalent units earned on their 2007 stock unit awards were in the amount of $1,444 per award because their awards were granted later in the year.

(2) At the end of 2007, the aggregate number of stock unit awards held by each current director was: Dr. Ausiello, 10,416; Dr. Brown, 62,494; Mr. Burns, 69,889; Mr. Burt, 59,259; Mr. Cornwell, 75,840; Mr. Gray, 87,427; Ms. Horner, 69,889; Mr. Howell, 73,435; Mr. Kilts, 5,888; Mr. Lorch, 61,917; Dr. Mead, 82,381; Ms. Nora Johnson, 5,064; Mr. Steere, 71,190.

(3) For additional transparency, we are reporting market interest earned in 2007 on the Directors' deferred compensation balances. During 2007, the market interest on Deferred Compensation in 2007 was: Mr. Gray, $2,286; Mr. Howell, $39,365; Dr. Ikenberry, $600.

(4) This amount represents above-market interest on the deferred cash balance under a legacy Warner-Lambert equity compensation plan, paid at the prime rate plus 2%.

(5) This amount relates to Mr. Steere's consulting contract, discussed in more detail under the heading "Transactions with Related Persons."

SECURITIES OWNERSHIP

The table below shows the number of shares of our common stock beneficially owned as of February 28, 2008 by each of our Directors and each Named Executive Officer listed in the Summary Compensation Table, as well as the number of shares beneficially owned by all of our Directors and Executive Officers as a group. Together these individuals beneficially own less than one percent (1%) of our common stock. The table also includes information about stock options, stock appreciation rights, stock units, restricted stock, restricted stock units and deferred performance-related share awards credited to the accounts of our Directors and Executive Officers under various compensation and benefit plans.

	Number of Shares or Units		
Beneficial Owners	**Common Stock**	**Stock Units**	**Options Exercisable Within 60 days**
Dennis A. Ausiello	1,475(1)	10,416(2)	
Michael S. Brown	1,200	62,494(2)	
M. Anthony Burns	22,769	69,889(2)	
Robert N. Burt	12,200	59,259(2)	
W. Don Cornwell	1,500(1)	75,840(2)	
Frank A. D'Amelio	282,659(3)	168,739	
William H. Gray III	23	87,427(2)	
Constance J. Horner	12,901	69,889(2)	
William R. Howell	6,350	73,435(2)	
James M. Kilts	16,125	5,888	
Jeffrey B. Kindler	319,067	419,468(4)	587,002
John L. LaMattina+	394,684(1)	25,607(4)	1,047,785
Alan G. Levin++	363,362(3)	66,210(4)	96,666
George A. Lorch	1,750	61,917(2)	
Martin Mackay	167,655	168,405(5)	520,051
Dana G. Mead	9,350	82,381(2)	
Suzanne Nora Johnson		5,064	
Ian C. Read	278,649(3)	205,318(4)	754,118
David L. Shedlarz+	668,220(1)(3)	47,403(4)	1,646,280
William C. Steere, Jr.	1,592,807(1)(3)	116,179(2)(4)	2,600,450
All Directors and Executive Officers as a group (27)	5,106,043	2,359,570	8,670,277

\+ End date December 31, 2007

++ End date November 2, 2007

(1) These shares include the following number of shares held in the names of family members, as to which beneficial ownership is disclaimed: Dr. Ausiello, 1,475 shares; Mr. Cornwell, 400 shares; Mr. Kilts, 525 shares; Mr. Kindler 1,300 shares; Dr. LaMattina, 5,098 shares; Mr. Shedlarz, 2,098 shares; and Mr. Steere, 14,808 shares.

(2) As of February 28, 2008, these units are held under the Unit Award Plan and the Pfizer Inc. Annual Retainer Unit Award Plan. The value of a Director's unit account is measured by the closing price of our common stock. The Plans are described in this Proxy Statement under the heading "2007 Compensation of Non-Employee Directors." This number also includes the following number of units resulting from the conversion into Pfizer units of previously deferred Warner-Lambert director compensation under the Warner-Lambert Company 1996 Stock Plan: Mr. Burt, 19,153 units; Mr. Gray, 47,321 units; Mr. Howell, 33,329 units; and Mr. Lorch, 12,455 units. That Plan is described in this Proxy Statement under the heading "Legacy Warner-Lambert Equity Compensation Plans."

(3) As of February 28, 2008, this number includes shares credited under the Pfizer Savings Plan and/or deferred performance shares under the Company's performance-based share award programs. These plans are described in further detail later in this Proxy Statement.

(4) As of February 28, 2008, these units are held under the Supplemental Savings Plan. The value of these units is measured by the price of our common stock. The Supplemental Savings Plan is described in further detail later in this Proxy Statement. Mr. Steere holds units under the Supplemental Savings Plan and stock units as described in footnote 2. This number also includes Stock Appreciation Rights for: Mr. D'Amelio, 168,739; Mr. Kindler, 399,645; Dr. Mackay, 159,858; and Mr. Read, 168,739.

(5) As of February 28, 2008 these units are held under the Pfizer Inc. Deferred Compensation Plan. The value of these units is measured by the price of our common stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE, RELATED PERSON TRANSACTIONS, INDEMNIFICATION AND LEGAL PROCEEDINGS

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and certain of our officers to file reports of holdings and transactions in Pfizer shares with the SEC and the New York Stock Exchange. Based on our records and other information, we believe that in 2007 our Directors and our officers who are subject to Section 16 met all applicable filing requirements with the exception of the following:

Upon his election to the Company's Board of Directors in September 2007, James M. Kilts filed a Form 3 with the Securities and Exchange Commission on a timely basis. Due to an inadvertent administrative error by his financial advisor, the Form 3 failed to include 960 shares of Pfizer common stock that had been acquired by a trust for Mr. Kilts' benefit shortly before he joined the Board. Promptly after being informed of the omission, Mr. Kilts filed an amendment to the Form 3 reporting the ownership of those shares.

REVIEW OF RELATED PERSON TRANSACTIONS

The Corporate Governance Committee adopted a Related Person Transaction Approval Policy which is administered by the Corporate Governance Committee. This is a written policy which applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a Related Person has a direct or indirect material interest. Under the Policy, Company management will determine whether a transaction meets the requirements of a Related Person Transaction requiring review by the Committee. Transactions that fall within this definition will be referred to the Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Committee will decide whether or not to approve such transaction and will approve only those transactions that are in the best interests of the Company. If the Company becomes aware of an existing Transaction with a Related Person which has not been approved under this Policy, the matter will be referred to the Committee. The Committee will evaluate all options available, including ratification, revision or termination of such transaction.

TRANSACTIONS WITH RELATED PERSONS

Dr. Henry McKinnell, former Chairman and CEO, was employed by the Company and served as a director until February 28, 2007. As an employee director, Dr. McKinnell received no compensation in connection with his director service but received $15,860,666 under the terms of his employment agreement and other plans and programs to which he was entitled. This amount included salary, severance, savings plan contribution, 2006 bonus, pay in lieu of benefits continuation and unused vacation in 2007 as indicated below:

- Salary and savings plan match of $395,445
- Severance of $11,941,000 (equal to two times the sum of his base salary plus 2005 bonus)
- Prorated 2006 bonus of $2,158,300
- Unused vacation of $305,644
- Two years equivalent Pfizer Savings Plan matching contributions, dental plan, long term disability and life insurance coverage, Healthy Pfizer incentive and financial planning of $576,656
- Interest of $483,621 on deferral for 409A purposes

Dr. McKinnell had personal use of car services with an incremental cost to the Company of $8,883.

As a retiree, Dr, McKinnell also received typical retiree benefits as follows:

- Retiree medical coverage
- Ability to exercise all stock options in accordance with their normal terms and conditions
- Pension benefit with a lump sum value of $84,033,301 (updated from 2007 estimate)
- Continued participation in outstanding performance periods under the Pfizer Performance Share program with target value of $11,854,491 (actual payout will depend on Pfizer performance)
- Vesting of outstanding restricted stock and restricted stock unit awards of $5,809,650

Dr. McKinnell received $15,665,483 in January 2008 as deferred compensation, with $68,146,743 remaining in his deferred compensation account, which will be distributed pursuant to his election. Other than matching contributions to the Pfizer Supplemental Savings Plan, this amount is solely attributable to deferrals of previously earned compensation and the earnings on his account balance.

Dr. McKinnell agreed to be bound by customary confidentiality and non-competition covenants and to provide reasonable litigation assistance to Pfizer and its counsel following his February 28, 2007 departure date and has executed a release of claims in favor of Pfizer.

Dr. McKinnell's and Pfizer's rights and obligations under his employment agreement (other than Dr. McKinnell's right to indemnification, which survives) and his change-in-control severance agreement terminated as a result of the execution of his separation agreement.

Dr. McKinnell was entitled to receive pension benefits and non-qualified deferred compensation. These amounts were earned by Dr. McKinnell during his 36-year tenure with Pfizer and his rights with respect to these amounts are fully vested in accordance with the terms of Pfizer's pension, savings and non-qualified deferred compensation plans.

In connection with his retirement in 2001, we entered into a consulting agreement with Mr. Steere, a member of our Board of Directors. The agreement provides that Mr. Steere will serve as Chairman Emeritus of the Company and, when and as requested by the Chief Executive Officer, will provide consulting services and advice to the Company and participate in various external activities and events for the benefit of the Company. The term of the agreement, which began on July 1, 2001 after Mr. Steere ceased his employment with the Company, was for five years, with automatic extensions for successive five-year terms, unless Mr. Steere or the Company terminates the agreement at the end of its then-current term. The contract was extended for a five-year term in 2006 and currently extends until 2011. Mr. Steere may provide up to 30 days per year to the Company, subject to his reasonable availability, for his consulting services or his participation as a Company representative in external activities and events. He must obtain the approval of the Board of Directors before providing any consulting services, advice or service of any kind to any other company or organization that competes with us. For his services and commitments, the Company pays Mr. Steere (i) an annual retainer of $50,000 for his consulting services (subject to his ability to continue to provide the contemplated services), and (ii) an additional fee of $5,000 for each day in excess of 30 days per year that he renders services as described above. We also reimburse him for reasonable expenses that he incurs in providing these services for us.

In addition, under the terms of the agreement, we provide him lifetime access to Company facilities and services comparable to those that were made available to him by the Company prior to his retirement. These include the use of an office and access to the secretarial services of an administrative assistant; access to financial planning services; and the use of a car and driver and of Company aircraft. Mr. Steere has chosen to personally pay for his financial planning services and voluntarily reimburses the Company for all personal use of Company-provided transportation.

We paid Mr. Steere $50,000 in 2007 under the terms of this consulting agreement.

INDEMNIFICATION

We indemnify our Directors and our elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to the Company. This is required under our By-laws, and we have also entered into agreements with certain of those individuals contractually obligating us to provide this indemnification to them.

LEGAL PROCEEDINGS

Beginning in late 2004, actions relating to Pfizer's sale of certain arthritis medicines, including purported class and shareholder derivative actions, have been filed in various federal and state courts against Pfizer and certain current and former officers, Directors and employees of Pfizer. These actions include: (i) purported class actions alleging that Pfizer and certain current and former officers of Pfizer violated federal securities laws by misrepresenting the safety of certain arthritis medicines; (ii) purported shareholder derivative actions alleging that certain of Pfizer's current and former officers and Directors breached fiduciary duties by causing Pfizer to misrepresent the safety of those arthritis medicines; and (iii) purported class actions filed by persons who claim to be participants in the Pfizer Savings Plan alleging that Pfizer and certain current and former officers, Directors and employees of Pfizer violated certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) by selecting and maintaining Pfizer stock as an investment alternative when it allegedly no longer was a suitable or prudent investment option. In June 2005, the federal securities, fiduciary duty and ERISA actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Pfizer Inc. Securities, Derivative and "ERISA" Litigation MDL-1688) in the U.S. District Court for the Southern District of New York.

Pursuant to the indemnification provision contained in our By-laws, the Company is paying the expenses (including attorneys' fees) incurred by current and former officers and Directors in defending these actions and certain other actions. Each of these individuals in such actions has provided an undertaking to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified.

PROPOSALS REQUIRING YOUR VOTE

ITEM 1—ELECTION OF DIRECTORS

Fourteen members of our Board are standing for re-election, to hold office until the next Annual Meeting of Shareholders. A majority of votes cast is required for the election of directors.

A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that director nominee. In contested elections (an election in which the number of nominees for director is greater than the number of directors to be elected) the vote standard will continue to be a plurality of votes cast.

In accordance with our Corporate Governance Principles, the Board will nominate for election or re-election as a Director only candidates who agree to tender, promptly following their failure to receive the required vote for election or re-election at the next meeting at which they would face election or re-election, an irrevocable resignation that will be effective upon acceptance by the Board. In addition, the Board will fill Director vacancies and new directorships only with candidates who agree to tender the same form of resignation, promptly following their appointment to the Board.

If an incumbent Director fails to receive the required vote for re-election, then, within 90 days following certification of the shareholder vote, the Corporate Governance Committee will act to determine whether to accept the Director's resignation and will submit the recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation.

Thereafter, the board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission.

Any Director who tenders his or her resignation pursuant to this provision of our Corporate Governance Principles may not participate in the Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer. If each member of the Corporate Governance Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote will appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them. However, if the only Directors who did not receive the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

Each nominee elected as a Director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation or retirement.

We expect each nominee for election as a Director to be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the remainder of those nominated and may be voted for substitute nominees, unless the Board chooses to reduce the number of Directors serving on the Board.

The principal occupation and certain other information about the nominees is set forth on the following pages.

The Proxy Committee appointed by the Board of Directors intends to vote the proxy (if you are a shareholder of record) for the election of each of these nominees, unless you indicate otherwise on the proxy card.

The Board of Directors unanimously recommends a vote FOR the election of these nominees as Directors.

NOMINEES FOR DIRECTORS

Name and Age as of the April 24, 2008 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Dennis A. Ausiello . . . . .62 	The Jackson Professor of Clinical Medicine at Harvard Medical School and Chief of Medicine at Massachusetts General Hospital since 1996. President of the Association of American Physicians in 2006. Member of the Institute of Medicine of the National Academy of Sciences and a Fellow of the American Academy of Arts and Sciences. Director of MicroCHIPS (drug delivery technology) and Advisor to the Chairman of the Board of TIAX (formerly Arthur D. Little). Our Director since December 2006. Member of our Science and Technology Committee and our Corporate Governance Committee.
Michael S. Brown . . . . .67 	Distinguished Chair in Biomedical Sciences from 1989 and Regental Professor from 1985 at the University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 and the National Medal of Science in 1988. Member of the National Academy of Sciences, the Institute of Medicine and Foreign Member of the Royal Society (London). Director of Regeneron Pharmaceuticals, Inc. Our Director since 1996. Chair of our Science and Technology Committee and member of our Corporate Governance Committee.
M. Anthony Burns . . . . .65 	Chairman Emeritus since May 2002, Chairman of the Board from May 1985 to May 2002, Chief Executive Officer from January 1983 to November 2000, and President from December 1979 to June 1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of The Black & Decker Corporation and J.C. Penney Company, Inc. Life Trustee of the University of Miami. Our Director since 1988. Member of our Audit Committee and our Executive Committee.
Robert N. Burt . . . . .70 	Retired Chairman and Chief Executive Officer of FMC Corporation, a company that manufactures chemicals, and FMC Technologies Inc., a company that manufactures machinery. Mr. Burt was Chairman of the Board of FMC Corporation from 1991 to December 2001, its Chief Executive Officer from 1991 to August 2001 and a member of its Board of Directors from 1989 to April 2002. Chairman of the Board of FMC Technologies, Inc. from June 2001 to December 2001 and its Chief Executive Officer from June 2001 to August 2001. Life Trustee of the Rehabilitation Institute of Chicago and Chicago Symphony Orchestra. Our Director since June 2000. Member of our Compensation Committee.

NOMINEES FOR DIRECTORS

Name and Age as of the April 24, 2008 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
W. Don Cornwell . . . . .60 	Chairman of the Board and Chief Executive Officer since 1988 of Granite Broadcasting Corporation, a group broadcasting company. On December 11, 2006, Granite Broadcasting Corporation filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code, and emerged from its restructuring on June 4, 2007. Director of Avon Products, Inc. Director of the Wallace Foundation. Trustee of Big Brothers/Sisters of New York. Our Director since February 1997. Chair of our Audit Committee.
William H. Gray III . . . . .66 	Chairman of the Amani Group, a government affairs firm, since August 2004. Pastor Emeritus of the Bright Hope Baptist Church in Philadelphia since June 2005. President and Chief Executive Officer of The College Fund/UNCF (Educational Assistance) from September 1991 to June 2004. Mr. Gray served as a Congressman from the Second District of Pennsylvania from 1979 to 1991, and at various times during his tenure, served as Budget Committee Chair and House Majority Whip. Director of Dell Inc., J. P. Morgan Chase & Co., Prudential Financial, Inc. and Visteon Corporation. Our Director since June 2000. Member of our Corporate Governance Committee.
Constance J. Horner . . . . .66 	Guest Scholar from 1993 until 2005 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government, foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H. W. Bush and as Director of Presidential Personnel from August 1991 to January 1993. Deputy Secretary, U.S. Department of Health and Human Services from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Director of Ingersoll-Rand Company Limited and Prudential Financial, Inc., Fellow, National Academy of Public Administration; Trustee, Annie E. Casey Foundation; Member of the Board of Trustees of the Prudential Foundation. Our Director since 1993 and Lead Director since February 2007. Chair of our Corporate Governance Committee and a member of our Executive Committee.
William R. Howell . . . . .72 	Chairman Emeritus of J. C. Penney Company Inc., a major retailer, since 1997. Chairman of the Board and Chief Executive Officer of J. C. Penney Company from 1983 to 1997. Director of American Electric Power Company, Exxon Mobil Corporation, Halliburton Company and The Williams Companies, Inc. Mr. Howell will not be standing for re-election at American Electric Power Company, Exxon Mobil Corporation and Halliburton Company in 2008 having reached the mandatory retirement age. He is also a Director of Deutsche Bank Trust Corporation and Deutsche Bank Trust Company Americas, the non-public wholly-owned subsidiaries of Deutsche Bank A.G. Our Director since June 2000. Member of our Audit Committee.

NOMINEES FOR DIRECTORS

Name and Age as of the April 24, 2008 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
James M. Kilts .... 60 	Founding Partner, Centerview Partners Management, LLC, a financial advisory firm, since 2006. Vice Chairman, The Procter & Gamble Company, 2005-2006. Chairman and Chief Executive Officer, The Gillette Company, 2001-2005 and President, The Gillette Company, 2003-2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation, January 1998 until its acquisition by Philip Morris Companies, now Altria, in December 1999. Director of The New York Times Company, Metropolitan Life Insurance Company and Meadwestvaco Corporation. Mr. Kilts will not be standing for re-election at the New York Times Company in 2008. Trustee of Knox College and the University of Chicago, and a member of the Board of Overseers of Weill Cornell Medical College. Our Director since September 2007 and a member of our Compensation Committee.
Jeffrey B. Kindler .... 52 	Our Chairman since December 19, 2006. Our Chief Executive Officer since July 31, 2006. Vice Chairman and General Counsel from March 2005 to July 30, 2006. Executive Vice President and General Counsel from April 2004 to March 2005, and Senior Vice President and General Counsel from January 2002 to April 2004. Prior to joining Pfizer, Mr. Kindler served as Chairman of Boston Market Corporation from 2000 to 2001, and President of Partner Brands during 2001, both companies owned by McDonald's Corporation. He was Executive Vice President, Corporate Relations and General Counsel of McDonald's Corporation from 1997 to 2001, and from 1996 to 1997 served as that company's Senior Vice President and General Counsel. Member of the U.S.-Japan Business Council and the Boards of Trustees of Ronald McDonald House Charities and Tufts University. Our Director since July 2006. Mr. Kindler is Chair of our Board's Executive Committee and a member of the Pfizer Executive Leadership Team.
George A. Lorch .... 66 	Chairman Emeritus of Armstrong Holdings, Inc., a global company that manufactures flooring and ceiling materials, since August 2000. Chairman and Chief Executive Officer of Armstrong Holdings, Inc. from May 2000 to August 2000. Chairman of Armstrong World Industries, Inc. from May 1994 to May 2000, its President and Chief Executive Officer from September 1993 to May 2000, and a Director from 1988 to November 2000. Director of Autoliv, Inc. and The Williams Companies, Inc. He is also a Director of HSBC Finance Co. and HSBC North America Holding Company, the non-public, wholly owned subsidiaries of HSBC LLC. Our Director since June 2000. Member of our Compensation Committee and our Science and Technology Committee.
Dana G. Mead .... 72 	Chairman of Massachusetts Institute of Technology Corporation since July 1, 2003. Chairman and Chief Executive Officer of Tenneco, Inc. from 1994 until his retirement in 1999. Chairman of two of the successor companies of the Tenneco conglomerate, Tenneco Automotive Inc. and Pactiv Corporation, global manufacturing companies with operations in automotive parts and packaging, from November 1999 to March 2000. Chairman of the Board of the Ron Brown Award for Corporate Leadership and a Lifetime Trustee of the Association of Graduates, U.S. Military Academy, West Point. Former Chairman of the Business Roundtable and the National Association of Manufacturers. Our Director since January 1998. Chair of our Compensation Committee and a member of our Science and Technology Committee.

NOMINEES FOR DIRECTORS

Name and Age as of the April 24, 2008 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Suzanne Nora Johnson .....50 	Retired Vice Chairman, Goldman Sachs Group, Inc., since January 2007. During her 21 year tenure with Goldman Sachs, Ms. Nora Johnson served in various leadership roles, including Head of the firm's Global Healthcare Business, Head of Global Research and Chair of the Global Markets Institute. Director of Intuit and VISA. Board member of the American Red Cross, Brookings Institution, the Carnegie Institution for Science and the University of Southern California. Our Director since September 2007. Member of our Audit Committee and our Science and Technology Committee.
William C. Steere, Jr. ....71 	Chairman Emeritus of Pfizer Inc. since July 2001. Chairman of our Board from 1992 to April 2001 and our Chief Executive Officer from February 1991 to December 2000. Director of MetLife, Inc. and Health Management Associates, Inc. Director of the New York University Medical Center and the New York Botanical Garden. Member of the Board of Overseers of Memorial Sloan-Kettering Cancer Center. Our Director since 1987 and a member of our Science and Technology Committee.

NAMED EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name and Age as of the April 24, 2008 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
David L. Shedlarz .... 60 (former Vice Chairman)	Our Vice Chairman from March 2005 until December 2007. Executive Vice President from May 1999 to March 2005 and our Chief Financial Officer from June 1995 to March 2005. Mr. Shedlarz was appointed a Senior Vice President in January 1997 with additional world-wide responsibility for our former Medical Technology Group. He is a Director of Pitney Bowes Inc., member of the Board of Trustees of TIAA, Trustee of the International Accounting Standards Committee Foundation and a member of the J. P. Morgan Chase & Co. National Advisory Board. He also serves as Director of the Board of Overseers, Leonard N. Stern School of Business, New York University; as a Director of the National Multiple Sclerosis Society and as a Director of Junior Achievement of New York. Mr. Shedlarz, a member of the Pfizer Executive Leadership Team during 2007, joined us in 1976.
Frank A. D'Amelio 50	Our Chief Financial Officer since September 2007. Previously, he was Senior Executive Vice President of Integration and Chief Administrative Officer of Alcatel-Lucent from November 2006 until August 2007. Mr. D'Amelio was the Chief Operating Officer of Lucent Technologies from January 2006 until November 2006. From May 2001 until January 2006, he was Executive Vice President, Administration and Chief Financial Officer of Lucent Technologies. He is a Director of Humana, Inc., the Independent College Fund of New Jersey and the JP Morgan Chase National Advisory Board. Mr. D'Amelio, a member of the Pfizer Executive Leadership Team, joined us in September 2007.
Martin Mackay 52	Our Senior Vice President; President of Pfizer Global Research & Development (PGRD) since October 2007. Early in 2007, he was named Vice President PGRD, Head of Worldwide Development. From 2003 to 2007, he held the position of Senior Vice President, Head of Worldwide Research and Technology. From 1999 to 2003 he was the Senior Vice President, Head of Worldwide Discovery. In 1998 he held the position of Vice President, UK Discovery and in 1997 he was the Senior Director, Head of Biology. Dr. Mackay, a member of the Pfizer Executive Leadership Team joined Pfizer in 1995.

NAMED EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name and Age as of the April 24, 2008 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Ian C. Read 54	Our Senior Vice President and President, Worldwide Pharmaceutical Operations since August 2006. Mr. Read has held various positions of increasing responsibility in pharmaceutical operations. He previously served as Area President, Europe, Canada, Africa and Middle East, Senior Vice President of the Pfizer Pharmaceuticals Group, and Executive Vice President of Europe and Canada. In July 2002 he was appointed President – Europe and Canada. Mr. Read served as President of the Latin American region and was elected a Vice President of Pfizer Inc. in April 2001. He is a director of Kimberly Clark Corporation. Mr. Read, a member of the Pfizer Executive Leadership Team, joined us in 1978.
John L. LaMattina ....57 (former President, Pfizer Global Research and Development)	Our Senior Vice President; President, Pfizer Global Research and Development from October 2003 until December 2007. Dr. LaMattina has held various positions of increasing responsibility in research and development. He was elected Vice President of Pfizer Inc.; Executive Vice President – Pfizer Global Research and Development; President – Worldwide Research and Technology Alliances in May 2002. He was elected Vice President of Pfizer Inc.; Executive Vice President – Pfizer Global Research and Development; President – Worldwide Research in April 2001. He was elected Senior Vice President of Worldwide Development in 1999. He is a director of Neurogen Corporation. Dr. LaMattina, a member of the Pfizer Executive Leadership Team until 2007, joined us in 1977.
Alan G. Levin ....46 (former CFO)	Our Senior Vice President and Chief Financial Officer from March 2005 until September 2007. In 2003, he was named Senior Vice President of PGRD Finance & Strategic Management. In September 2000, Mr. Levin was elected Vice President, Finance, with oversight responsibility for Pfizer's Corporate Tax, Treasurers and Controllers Divisions. He was elected Treasurer in 1995, and in 1997 was elected a Vice President of the Company with additional responsibilities for the Corporate Tax Division. Mr. Levin joined us in 1987.

ITEM 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors, upon the recommendation of its Audit Committee, has ratified the selection of KPMG LLP to serve as our independent registered public accounting firm for 2008, subject to ratification by our shareholders.

Representatives of KPMG LLP will be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

We are asking our shareholders to ratify the selection of KPMG LLP as our independent registered public accounting firm. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG LLP to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered as a direction to the Board of Directors and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm, subject to ratification by the Board, at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Your Board of Directors unanimously recommends a vote FOR the ratification of KPMG LLP as our independent registered public accounting firm for 2008.

Audit and Non-Audit Fees

The following table presents fees for professional services rendered by KPMG LLP for the audit of the Company's annual financial statements for the years ended December 31, 2007, and December 31, 2006, and fees billed for other services rendered by KPMG LLP during those periods.

	2007	2006
Audit fees:[1]	$23,125,000	$26,312,000
Audit-related fees:[2]	1,081,000	836,000
Tax fees:[3]	4,014,000	5,262,000
All other fees:[4]	0	0
Total	$28,220,000	$32,410,000

(1) Audit fees were principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as statutory audits.
(2) Audit-related fees were principally for the audits of employee benefit plans.
(3) Tax fees were for services related to tax compliance, reporting and analysis services related to the divestiture of the Consumer Healthcare business and assistance with matters related to the merging of various Pfizer entities.
(4) KPMG LLP did not provide any "other services" during the period.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with SEC and PCAOB requirements regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit a list of services and related fees expected to be rendered during that year within each of four categories of services to the Audit Committee for approval.

1. ***Audit*** services include audit work performed on the financial statements and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.
2. ***Audit-Related*** services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.
3. ***Tax*** services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.
4. ***All Other*** services are those services not captured in the audit, audit-related or tax categories. The Company generally does not request such services from the independent registered public accounting firm.

Prior to engagement, the Audit Committee pre-approves independent public accounting firm services within each category and the fees for each category are budgeted. The Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor's Communication with Those Charged With Governance).

In addition, the Committee reviewed and discussed with the independent registered public accounting firm the auditor's independence from the Company and its management. As part of that review, the Committee received the written disclosures and letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and by all relevant professional and regulatory standards relating to KPMG's independence from the Company. The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

The Committee reviewed and discussed Company policies with respect to risk assessment and risk management.

The Committee discussed with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Committee meets with the internal auditor and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the Securities and Exchange Commission. The Committee has selected, and the Board of Directors has ratified, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm.

The Audit Committee:

Mr. Cornwell (Chair)
Mr. Burns
Mr. Howell
Ms. Nora Johnson

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

SHAREHOLDER PROPOSALS

We expect the following proposals (Items 3 and 4 on the proxy card) to be presented by shareholders at the Annual Meeting. Some of the proposals contain assertions about Pfizer that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, the Board of Directors has recommended a vote against these proposals for broader policy reasons as set forth following each proposal. Names, addresses and share holdings of the various shareholder proponents and, where applicable, of co-filers, will be supplied upon request.

ITEM 3—SHAREHOLDER PROPOSAL REGARDING STOCK OPTIONS

RESOLVED: That the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to senior executive officers, nor that any current stock options are repriced or renewed (unless there was a contract to do so on some).

REASONS: Stock option awards have gotten out of hand in recent years, and some analysts MIGHT inflate earnings estimates, because earnings affect stock prices and stock options.

There are other ways to "reward" senior executive officers, including giving them actual STOCK instead of options.

Recent scandals involving CERTAIN financial institutions have pointed out how analysts can manipulate earnings estimates and stock prices.

If you AGREE, please vote YOUR proxy FOR this resolution.

YOUR COMPANY'S RESPONSE:

The Board of Directors believes that it should have the right to award stock options as one component of a well-balanced, long-term incentive compensation system. A total prohibition on stock option grants deprives the Company of needed flexibility in designing effective incentives, since it significantly limits the Board's ability to modify compensation practices based on future circumstances. When used appropriately, as is the case at Pfizer, stock options can be an effective tool to help align employee and shareholder interests and to motivate and provide incentives to employees. It is in the best interest of our shareholders to provide compensation in forms that motivate our key employees and assure competitive compensation programs.

In 2004, shareholders overwhelmingly approved our current plan permitting stock option and restricted stock unit grants. It should be noted that the 2004 Plan does not allow the use of repriced, replaced or regranted options without shareholder approval. Grants of stock options to executive officers and other members of senior management do not vest for a period of up to five years after the grant date.

In recent years, the Company has utilized a mix of restricted stock units and stock options as an effective means of providing equity-based compensation to deserving employees. Stock options encourage our employees to act as owners of the business and focus them on the longer-term performance of the Company, which helps to further align their interests with those of shareholders. Stock options only benefit the grant recipient if the stock price increases over time—a result that also benefits shareholders. Because the Company must compete to attract, motivate and retain highly qualified employees, the Board believes that this proposal, if implemented, would significantly impede its ability to achieve this goal.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 4—SHAREHOLDER PROPOSAL REQUESTING SEPARATION OF CHAIRMAN AND CEO ROLES

Independent Board Chairman

RESOLVED: Shareholders request that our Board establish a rule (specified in our charter or bylaws unless absolutely impossible) of separating the roles of our CEO and Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of our shareholder meeting.

The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including our CEO. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO. The Council of Institutional Investors www.cii.org recommends adoption of this proposal topic.

Nick Rossi, Boonville, Calif., said the advantage of adopting this proposal should also be considered in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent research firm rated our company:

  "D" in Corporate Governance
  "High concern" in CEO pay.
  "High" in Overall Governance Risk Assessment

- We had no Independent Chairman— Independent oversight concern.
- (We gave 40%-support to a shareholder proposal calling for an Independent Chairman at our 2005 annual meeting.)
- Our Lead Director, Ms. Horner, had 14-year tenure (independence concern) and served on the Ingersoll-Rand (IR) rated "D" by The Corporate Library.
- We had no shareholder right to:

  1. Cumulative voting.
  2. To act by written consent.
  3. To call a special meeting.

Additionally:

- Six of our directors also served on boards rated D by The Corporate Library:

1) Mr. Steere	MetLife (MET)
2) Mr. Kilts	MetLife (MET)
3) Mr. Brown	Regeneron Pharm (REGN)
4) Ms. Horner	Ingersoll-Rand (IR)
5) Mr. Gray	Dell (DELL)
6) Mr. Howell	Exxon (XOM)

- Two of our directors held 5 director seats each—Over extension concern:

  Mr. Gray
  Mr. Howell

- Two of our directors had 19 or 20 years tenure each—Independence concern.
- Two directors were inside directors and Mr. Steere is a former Pfizer executive—Independence concerns.
- Three directors were designated "Accelerated Vesting" directors by The Corporate Library—due to a director's involvement with a board that accelerated stock option vesting to avoid recognizing the corresponding expense:

  Mr. Steere
  Ms. Horner
  Mr. Gray

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Independent Board Chairman—Yes on 4

YOUR COMPANY'S RESPONSE

Pfizer's Board of Directors agrees with its shareholders, who rejected a similar proposal in 2005 and 2006, that it is in their best interest to provide the Board with the flexibility to determine the appropriate person to serve as Chairman.

We believe that our current leadership structure provides effective oversight of management and strong leadership of the independent directors. The combined roles of Chairman and CEO have served Pfizer well for many years, and we believe that the separation of these positions is not in the Company's best interest.

The defined role of the Lead Independent Director at Pfizer is closely aligned with the role of an independent Chairman. For example, the Lead Director:

- Ensures effective communication with shareholders and ensures that members of the Board develop and maintain an understanding of the views of major investors and other key stakeholders;
- Ensures that board members receive accurate, timely and clear information regarding the company's performance to enable the board to make sound decisions;
- Ensures the highest standards of corporate governance are an integral part of the Board's oversight;
- Takes into account the issues and concerns of board members; ensures that agendas strike the right balance between performance and strategic issues;
- Considers the criteria for new board members to maintain the necessary depth and breadth of knowledge and skills to enhance the effectiveness of the Board.

Although annually elected, the Lead Independent Director is expected to serve for more than one year.

In addition, we believe the function of the Board to monitor the performance of senior management is fulfilled by the presence of outside directors who have substantive knowledge of the business. Twelve of Pfizer's fourteen directors meet the independence criteria set forth in Pfizer's Director Qualification Standards listed in the proxy statement.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

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CONTENTS

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis section of the Company's 2008 Proxy Statement. Based on its review and discussions, we recommend to the Board of Directors that the Compensation Discussion and Analysis be included in Pfizer's Proxy Statement for 2008.

Mr. Robert N. Burt

Mr. James M. Kilts

Mr. George A. Lorch

Dr. Dana G. Mead, Chair

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes Pfizer's executive compensation program for 2007 and program changes for 2008. We use this program to motivate and reward those whom our Board of Directors has selected to lead our business.

This section of the Proxy Statement explains how the Compensation Committee (the "Committee") made its compensation decisions for our Named Executive Officers for 2007. They are our Chairman and Chief Executive Officer ("CEO"), Mr. Jeffrey B. Kindler, our Senior Vice President and Chief Financial Officer ("CFO"), Mr. Frank A. D'Amelio, and our other most highly compensated executive officers, Mr. Ian C. Read, Mr. David Shedlarz, and Dr. Martin Mackay. In addition, Mr. Alan Levin, our former Chief Financial Officer, and Dr. John LaMattina, our former President of Research and Development, are Named Executive Officers for 2007. Mr. Shedlarz and Dr. LaMattina retired from Pfizer on December 31, 2007. The compensation for these individuals is listed in the tables in the Compensation Discussion and Analysis section of this Proxy Statement.

PHILOSOPHY AND GOALS OF OUR EXECUTIVE COMPENSATION PROGRAM

Pfizer's compensation philosophy is set by the Committee and approved by the Board. Our philosophy is to align executive officers' compensation with Pfizer's short-term and long-term performance. A significant portion of each Named Executive Officer's total compensation opportunity is directly related to Pfizer's stock price performance as well as to other performance factors measuring our progress towards the goals of our long-term strategic plan.

Our executive compensation program is structured to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. The details of the program and how the Committee reached its compensation decisions are discussed in detail in the "2007 Executive Compensation Decisions" section of this Proxy Statement.

Recent Modifications to Our Executive Compensation Program

In 2007, the Committee continued its efforts to refine the overall executive compensation structure and process consistent with evolving good governance practices and reflecting shareholder input.

In October 2007, several members of the Board met with investors to discuss governance issues and our executive compensation practices and how these align with our overall strategies. Over the last two years, and reflecting shareholder input, the Committee approved the following major changes to our executive compensation program:

2007 Compensation Committee Actions

ACTION	PRIOR PRACTICE	REASON FOR ACTION
• Amended executive change-in-control severance agreements to limit covered compensation for determining severance	• Severance payment under change in control was based on the greater of five-year average earnings or current salary plus bonus	• Reduced potential severance upon a change-in-control consistent with competitive practice
• Actively involved in the design of compensation packages for the new Executive Leadership Team, including promoted executives and new hires	• Committee reviewed and approved all compensation arrangements of executive leadership team	• In light of the number of executive management changes, the Committee was more actively involved than previously to ensure that compensation levels are appropriate based on the competitive marketplace and internal equity
• Commenced comprehensive evaluation and redesign of executive compensation program with the objective of establishing an improved program for 2008	• Executive compensation program elements were reviewed on a periodic basis to assess market competitiveness and alignment with business needs and business strategy	• Ensure that the executive compensation program is an effective tool to attract, retain and motivate executive management in aligning pay with performance and the shareholders' interests

2006 Compensation Committee Actions

ACTION	PRIOR PRACTICE	REASON FOR ACTION
• Aligned compensation structure based on 50th percentile target pay	• Compensation structure was aligned to the 75th percentile for long-term compensation and actual pay for cash compensation	• Better aligns compensation with market-based pay
• Initiated a detailed annual review of tally sheets for the Named Executive Officers	• Less formalized process to review compensation data for the Named Executive Officers	• Consistent with "best practices" to institute a formal annual process to review all elements of compensation for the Named Executive Officers
• Initiated limitations on executive change-in-control severance by limiting payment on performance shares to "target" level in the event of a Change in Control	• Performance shares paid out at maximum level in the event of a Change in Control	• Alignment with best practices and the shareholders' interests
• No employment contract with new CEO (maintained employment-at-will relationship)	• Prior CEO had a separate employment contract	• Desire for "at-will" employment of CEO in light of his promotion from within the Company
• Strengthened the link between CEO pay and shareholder value (for example by making Mr. Kindler's initial stock option grant upon his becoming CEO only exercisable if Pfizer's stock price appreciates by at least 50 percent)	• Equity provisions for CEO tended to mirror those for other executives	• Desire to align new CEO compensation package with increasing shareholder value
• Established policies to recapture compensation from executives if certain acts occur	• Recapture agreements were limited to gains attributable to long-term incentive compensation recognized during the prior 12 months	• Alignment with best practices and good corporate governance procedures
• Issued Performance Shares tied solely to relative Total Shareholder Return	• Performance share payouts tied to both relative Earnings per Share growth and Total Shareholder Return	• Better aligns with shareholder interests

Elements of Total Compensation

Our approach to total compensation is to create a comprehensive compensation package designed to reward individual performance based on Pfizer's short-term and long-term performance and how this performance links to our corporate strategy. The elements of our total compensation for executive officers, including the Named Executive Officers, are as follows:

Rewarding Short-Term Performance

- Salary — The fixed amount of compensation for performing day-to-day responsibilities
- Annual Incentive Plan (bonus) — Annual cash bonus awards earned for achieving Pfizer's short-term financial goals and other strategic objectives measured over the current year. Bonuses are structured to provide competitively based incentives to our executives to drive company performance.

Rewarding Long-Term Performance

- Long-Term Incentive Awards — Granted to retain executives, build executive ownership, and align compensation with achievement of Pfizer's long-term financial goals, creating shareholder value and achieving strategic objectives as measured over multi-year periods. During 2007, we used the following equity instruments:

LONG-TERM INSTRUMENT	OBJECTIVE
• Stock Options	• Reward stock price appreciation
• Restricted Stock Units (RSUs)	• Encourage retention and provide alignment with shareholders as value received will be consistent with return to shareholders
• Performance Shares	• Reward relative total return to shareholders over a three-year performance period.

Other Elements of Total Compensation

- Retirement Benefits — Amounts accrued for Pfizer pensions and other retirement savings.
- Other Compensation — Matching contributions to the Pfizer Savings Plans, certain perquisites, or special benefits and severance.

Competitive Positioning

In 2005, the Committee established a compensation philosophy to target the pay of our executives at the median of both a peer group of pharmaceutical companies and a general industry comparison group of approximately 50% of the Fortune 100 companies. In 2006, the executive compensation structure was aligned with this philosophy. The Committee uses the median compensation data from these comparator groups as a guide even though Pfizer's size and market capitalization may justify using a reference point that is higher than the median.

Our pharmaceutical peer group for 2007 consisted of the following companies, which were selected based on their size, market capitalization value and complexity of.their business.

[illegible]

Abbott Laboratories	GlaxoSmithKline
Amgen	Johnson & Johnson
AstraZeneca	Merck and Co., Inc.
Bristol-Myers Squibb	Schering-Plough Corporation
Eli Lilly and Company	Wyeth

The general industry comparison group was selected based on the same criteria as above, from other industry sectors determined by the Committee to have similar pay models.

[illegible]

Alcoa	General Motors
Allstate	Hewlett-Packard
Altria Group	Honeywell
American Express	Intel
AIG	International Paper
Bank of America	IBM
Boeing	J.P. Morgan Chase
Cardinal Health	Lockheed Martin
Caterpillar	Merrill Lynch
Chevron	MetLife
Cisco	Microsoft
Citigroup	Motorola
Coca-Cola	PepsiCo
Comcast	Procter & Gamble
ConocoPhillips	TimeWarner
Dell	United Parcel Service
Dow Chemical	United Technologies
DuPont	UnitedHealth Group
ExxonMobil	Verizon
Fannie Mae	Viacom
FedEx	Wachovia
Ford Motor	Walt Disney
General Electric	Wells Fargo

Using the information from these two groups, the Committee compares each executive officer position to similar positions. Where there is no similar position, the Committee compares the Pfizer position to a range of positions in the two groups that are the closest matches, and then assigns the Pfizer position to a salary grade.

The Committee uses these salary grades to determine the preliminary salary recommendation, the preliminary target bonus award opportunity, and the target long-term equity incentive award value for each executive position. Each salary grade is expressed as a range with a minimum, midpoint, and maximum. The Committee seeks to set the midpoint for salaries, target bonus award levels, and target annual long-term incentive award values for our executive officer positions to roughly the median for executives in equivalent positions in the two comparison groups. The minimum level of each salary grade is set close to the bottom quartile of these groups, while the maximum level is set close to the top quartile of each group.

This framework provides a guide for the Committee's deliberations. The actual total compensation and/or amount of each compensation element for an individual executive officer may be more or less than this median figure.

HOW WE MAKE COMPENSATION DECISIONS

In February of each year, the Committee reviews the total compensation of our Executive Leadership Team (ELT), the executive officers reporting to the CEO, including salaries, target bonus award opportunities, target annual long-term incentive award values, perquisites and other benefits (including retirement, health, and welfare benefits), and severance arrangements. The Committee then sets each executive's compensation target for the current year. Typically, this involves establishing their annual bonus opportunities and granting long-term equity incentive awards. Regular salary adjustments become effective on April 1st. The Committee's decisions are reviewed and ratified by the Board.

In making these compensation decisions, the Committee uses several resources and tools, including competitive market information. For example, the Committee has a "tally sheet" for each executive officer that assigns a dollar amount to each of his or her compensation elements, including current cash compensation (salary and target annual bonus opportunity); accumulated deferred compensation; outstanding equity awards; retirement, health, and welfare benefits; perquisites; and potential severance payments. The Committee believes that the use of the tally sheets is useful in evaluating each executive officer's total compensation and the market competitiveness of that compensation.

Decisions about individual compensation elements and total compensation are ultimately made by the Committee using its judgment, focusing primarily on the executive officer's performance against his or her individual financial and strategic objectives, as well as Pfizer's overall performance. The Committee also considers a variety of qualitative factors, including the business environment in which the results were achieved. Thus, with the exception of the performance share awards discussed below, the compensation of our executives is not entirely determined by formula.

Performance Objectives and Annual Cash Incentive Awards (Bonus)

We use annual bonuses to reward our executive officers, including the Named Executive Officers, for Pfizer's short-term performance in achieving pre-established financial and strategic goals set at the overall Pfizer, business unit and individual levels. In the first quarter of each year, based on Mr. Kindler's recommendations for his direct reports, the Committee establishes the target annual bonus award opportunity for each executive salary grade and approves the performance objectives for the current year. All references to Mr. Kindler's recommendations relate to executives other than himself. All decisions related to Mr. Kindler are made by the Committee and are ratified by the Board.

Target Award Opportunities

Each Named Executive Officer's 2007 target bonus award opportunity was set as a percentage of salary based on salary grade. The Committee determined the target bonus levels based on its evaluation of competitive market data and internal equitability.

For 2007, target bonus opportunities for the Named Executive Officers ranged from 60–150% of salary. These target levels are at or below the market median for similar positions. Where an executive had responsibilities increased during the year and/or was promoted, the target bonus opportunity for the year was adjusted pro rata to reflect the new salary range and target bonus opportunity.

For purposes of Section 162(m) of the Internal Revenue Code ("162(m)"), the total amount of any bonus that can be paid to an executive officer in any one year is limited to a maximum of 0.3% of Pfizer's "adjusted net income" (which for these purposes is defined as operating income from continuing operations, reduced by taxes and interest expense, and adjusted for any one-time gains or other non-recurring events). Since actual bonus amounts are based on the Committee's assessment of each executive's level of achievement against his or her specified goals, an executive's bonus may be more or less than target, subject to the overall adjusted net income cap.

Performance Objectives

Based on Mr. Kindler's recommendation, the Committee approves the financial and strategic performance objectives for each executive officer, including each other Named Executive Officer. In selecting the financial performance objectives, the Committee sought to have the executives focus on Pfizer's operating financial performance, including cost-control and generating cash flow to maintain and increase dividends and further our research and development activities. The Committee set strategic performance goals designed to have the executives focus on business and new product development and the successful launches of new products. Goals were also set to reward each business for actions directly related to its own activities and to reinforce accountability.

2007 Performance Process

The Committee selected and weighted Mr. Kindler's goals, taking into consideration Pfizer's current financial and strategic priorities. The Committee recognizes that shareholder return should be emphasized, but also that performance against this metric may not be reflected in a single 12-month period. For 2007, 60% of Mr. Kindler's bonus award opportunity was based on the Committee's assessment of Pfizer's total financial performance. This weighting was raised from 20% in 2006. Mr. Kindler's financial performance for 2007 was measured by the following metrics:

- Total revenues
- Adjusted diluted earnings per share
- Cash flow from operations

The remaining 40% of his award opportunity was based on the Committee's assessment of the following strategic goals:

- Establishing a lower, more flexible cost base and instituting fundamental change within the organization
- Progress in advancing research and developing new products
- Executing a business development strategy to create additional sources of revenue
- Improving internal and external relationships and engaging collaboratively with colleagues, patients, customers, business partners, regulators and legislators

The Committee selected these strategic goals based on its judgment that they represent areas where Mr. Kindler should focus his energies to drive Pfizer's business forward. Mr. Kindler's goals were approved by the Board and his progress was periodically reviewed by the Committee and the Board during the year.

For 2007, annual bonuses for our other Named Executive Officers were based on performance measured against a combination of financial goals and one or more strategic goals, related to Pfizer's business for the year, as follows:

[illegible]

	Mr. Kindler	Mr. D'Amelio[2]	Mr. Shedlarz	Mr. Read	Dr. Mackay[3]	Dr. LaMattina
Financial Objectives						
Pfizer Inc.	60%	30%	45%	30%	30%	30%
Business Unit Metric		15%	20%	40%	30%	30%
Operating Budget[1]					10%	10%
Total Financial Objectives	60%	45%	65%	70%	70%	70%
Execution of Change Priorities to improve productivity and reduce costs	20%	25%	25%	20%	20%	20%
Strategic Objectives	20%	30%	10%	10%	10%	10%
• Increasing the value of the pipeline through development of new products						
• Executing business development strategy to create additional sources of revenue						
• Improving relationships with internal and external constituencies to better achieve objectives						
• Division-specific strategic objectives						
Total	100%	100%	100%	100%	100%	100%

Mr. Levin's 2007 financial objectives were 40%, but are not included in this table based on his termination date of November 2, 2007.

(1) Operating budget is included in business unit metric for Mr. Read and Mr. Shedlarz.

(2) Mr. D'Amelio joined Pfizer on September 10, 2007. Goals were set shortly thereafter.

(3) Dr. Mackay was promoted to President, R&D in October 2007.

The specific performance goals and relative weighting between financial and strategic performance varied among the Named Executive Officers depending on their individual position. Initially, Mr. Kindler made recommendations for the goals and relative weightings for each executive to reflect the priorities in their respective areas of responsibility. The Committee then considered and judgmentally adjusted these recommendations, as appropriate. The financial objectives were weighted in the range of 45% to 70% for each Named Executive Officer. The Pfizer Inc financial objective was based on targets of total revenue of $47.6 billion, adjusted diluted earnings per share of $2.20, and cash flow of $12.5 billion. The differences in weightings were based on the Committee's and Mr. Kindler's evaluation of each individual's priorities and effects on results.

The Committee set the target levels for the financial and strategic objectives relating to the annual bonus and concluded that the relationship between the payments generated at the various levels of achievement and the degree of difficulty of the targets was significant and reasonable given the business environment and related factors. The Committee increased the portion of each continuing Named Executive Officer's annual cash incentive award attributable to financial goals over 2006 levels to better align with shareholder interests. Mr. D'Amelio's goals were set when he joined Pfizer in September and Dr. Mackay's goals were updated to reflect his new role upon his promotion.

2007 EXECUTIVE COMPENSATION DECISIONS

The Committee works with Mr. Kindler to evaluate the performance and set the compensation of our executive officers, including the other Named Executive Officers and his direct reports. Mr. Kindler presents his initial performance evaluation and compensation recommendations for each of the executive officers, including proposed salary adjustments, bonus awards and long-term incentive award values. The Committee supplements Mr. Kindler's recommendations with its evaluation (and that of other members of the Board of Directors) of the individual's performance as well as its view of the individual's potential within the organization, in finalizing its compensation actions. The Committee makes the decisions about Mr. Kindler's compensation and is responsible for evaluating his performance in consultation with the Board of Directors.

CASH COMPENSATION

2007 Salary

Salary increases for our Named Executive Officers in 2007 were determined by the Committee after considering salary data from the pharmaceutical and general industry comparison groups, their position in the salary range for their grade, as well as consideration of the internal pay relationships for our executives based on their relative duties and responsibilities. The Committee also considered a number of other factors, including the individual performance, experience, future advancement potential of each Named Executive Officer, impact on Pfizer's results, and importance of retention.

During 2007, the Company made significant changes in its Executive Leadership Team (ELT). As part of the annual compensation process, the Committee increased Mr. Kindler's salary from $1,350,000 to $1,500,000; Mr. Shedlarz' salary from $1,016,600 to $1,070,300; Mr. Read's salary from $875,000 to $920,000, and Dr. LaMattina's salary from $885,200 to $920,000. Dr. Mackay was not part of the ELT at the time of the annual merit increase cycle but he received a merit increase from $590,000 to $650,000. In addition, as a result of assuming greater responsibilities which resulted in promotions, the Committee increased Mr. Read's salary from $920,000 to $1,026,000 and Dr. Mackay's salary from $650,000 to $900,000. Mr. D'Amelio's salary was set at $1,026,000 when he joined Pfizer in September 2007.

2007 Performance Year Bonus

The actual bonuses paid to the Named Executive Officers for 2007 were determined by the Committee based on its subjective evaluation of each executive's performance with input from Mr. Kindler and the Board. Based on his evaluation of each executive's performance against goals established for the year, Mr. Kindler submitted proposed bonus recommendations to the Committee. The Committee exercised its judgment to adjust these recommendations based on its own evaluation of each executive's performance, the executive's relative contribution to the Company's overall performance and the executive's response to unplanned or unforeseen events. The Committee also placed significant emphasis on Pfizer's performance for the year against the three financial measures (i.e., adjusted earnings per share, revenue and cash flow from operations).

In determining Mr. Kindler's bonus for 2007 performance, the Committee considered its evaluation of his performance which included the Company's overall performance, the significant restructuring and cost reductions, the actions taken to expand the research pipeline of new products, his overall management of the Company and the handling of unexpected challenges.

The 2007 annual bonus award opportunities and the actual bonus payments for each of the Named Executive Officers are presented in the following table:

[illegible]

Name	Target Payout as a % of Salary[(1)]	Payout Range as a % of Salary	Target Award (Dollar Value)	Maximum Award (Dollar Value)	Actual Award (Dollar Value)	Actual Award as a % of Salary
J. Kindler	150%	0–300%	2,193,800	4,387,600	3,100,000	212%
F. D'Amelio	80%	0–160%	253,050	506,100	340,000	106%
D. Shedlarz	90%	0–180%	951,200	1,902,400	951,200	90%
I. Read	77%	0–154%	725,163	1,450,326	990,000	105%
M. Mackay	69%	0–138%	552,917	1,105,834	645,000	92%
A. Levin	60%	0–120%	412,800	825,600	486,750[(2)]	71%
J. LaMattina	75%	0–150%	683,550	1,367,100	683,500	75%

(1) Target bonuses for 2007 were set as a percentage of salary. Upon an increase in responsibilities or promotion during the year, the target bonus percentage may be increased to reflect the new role. The target award amounts for Mr. Read and Dr. Mackay were set by the Committee to reflect their new salaries and bonus targets in recognition of their increased responsibilities and promotions. Additionally, Mr. D'Amelio's target award is based on the portion of the year worked.

(2) Represents pro-rata portion of prior year's bonus pursuant to his separation agreement.

ANNUAL EQUITY AWARDS GRANTED IN 2007

In February 2007, executive officers employed at the time of the annual grant, other than Mr. Kindler, received long term awards consisting of stock options, RSUs and performance shares. Mr. Kindler's award consisted of stock options, performance shares and no RSUs, which the Committee regarded as a way to emphasize performance in his total compensation as discussed in the "Equity Award Allocation" section.

Stock options represent the right to receive the appreciation of Pfizer common stock over a ten-year period. The stock options vest after three years. The appreciation of Pfizer stock is measured by the difference between the market price at the time of exercise and the grant price (closing market price on the date of grant). Therefore, the stock options deliver compensation based on absolute stock price appreciation over their term.

RSUs represent a promise to pay shares of Pfizer common stock upon the completion of a service-based vesting period. The RSUs are not considered "performance-based compensation" for purposes of Section 162(m) and, therefore, the value of these awards made to our executives who are subject to Section 162(m) may not be deductible by Pfizer. To mitigate this result, all Named Executive Officers upon vesting and all other executive officers upon termination of their employment are required to defer receipt of their RSUs until they are no longer subject to Section 162(m) or the January 31 of the year following their termination date, whichever is earlier. Deferred RSUs may be invested either in Pfizer stock units or in a cash fund earning interest at 120% of the applicable federal long-term rate. Until RSUs are distributed, any dividend equivalents earned are reinvested in additional RSUs.

Performance share awards provide the opportunity to earn shares of Pfizer common stock based on our total shareholder return measured over a three-year period, relative to the pharmaceutical peer group (see "Competitive Positioning" section). Upon completion of the performance period, dividend equivalents that would have been earned over the three-year period on the number of shares in the earned award are calculated and paid in shares.

2007 EQUITY AWARD TARGET VALUES

The target value of each Named Executive Officer's long-term equity incentive award is set based on competitive market data. Initially, all executives in the same salary grade receive the same preliminary target award value. Then, exercising its judgment, the Committee adjusts these preliminary target award values to recognize and reward individual performance during 2006, to recognize the executive's potential to assume greater responsibility in an evolving organization, and to ensure retention of the executive through Pfizer's transformational period. As a result, the actual target award values for each executive may be more or less than his or her preliminary target award value. Past equity awards did not significantly influence individual award values because the Committee determined that none of the executive officers had been materially advantaged or disadvantaged by its recent grant practices to an extent that required a current adjustment.

2007 EQUITY AWARD ALLOCATIONS

Mr. Kindler's long-term equity incentive award value was equally split between stock options and performance shares. It was structured to emphasize the Committee's expectation that he would focus his efforts on improving Pfizer's stock price performance, both on an absolute basis (since he will realize value from his stock option grant only if Pfizer's common stock appreciates in value over time) and on a relative basis (through his performance share award, which will vest only if Pfizer's total shareholder return compares favorably to peer companies in the pharmaceutical industry).

The long-term equity incentive awards for our other Named Executive Officers consisted of stock options, RSUs, and performance share awards. We use multiple equity vehicles to balance different objectives. Stock options are used to reward our executives for improving absolute shareholder value. Performance share awards are used to recognize relative shareholder value. RSUs are used for their potential retention value.

On February 22, 2007, we made our annual long-term grants. The target value of the long-term equity incentive awards for our Named Executive Officers (with the exception of Mr. Kindler) was generally allocated as follows: 50% to stock options, 25% to RSUs, and 25% to performance share awards. This allocation of value among the three vehicles was based, in part, on an analysis of the type and size of the equity awards granted to the executives of the companies in the pharmaceutical and general industry comparison groups and, in part, on where the Committee wanted our executives to focus their attention and energies in executing on our long-term business strategy.

In some instances, the Committee exercised its judgment to adjust these allocations based on an executive officer's individual performance, future advancement potential, and retention considerations. In the case of RSUs, the Committee also assessed the potential value of the executive's aggregate unvested equity holdings to ensure that there was an appropriate retentive characteristic to these holdings. As a result, the actual target award allocation for each executive could be more or less than the preliminary award allocation.

Once the target long-term equity incentive award values are set and the allocation among equity instruments determined, the number of shares of Pfizer common stock comprising the target grants in each equity instrument for the Named Executive Officers were calculated using the estimated accounting-based fair value.

2007 PERFORMANCE SHARE AWARDS

The number of shares that may be earned under the performance share awards granted in February 2007 is based on a prescribed formula comparing Pfizer's total shareholder return, including reinvestment of dividends, over a three-year period, in relation to the pharmaceutical peer group. If total shareholder return is below the threshold level compared to this peer group, then no shares are earned. If the total shareholder return is above the threshold level, but is negative in the absolute, then the number of shares awarded is limited to the target amount. If total shareholder return exceeds the threshold level compared to this peer group, varying numbers of shares (up to the maximum of 200% of target) are earned as follows:

Consistent with its decision in 2006 and to maintain continuity, the Committee selected total shareholder return as the sole performance measure for the 2007 performance share award cycle.

Performance Share Awards
Relative Performance Payout Matrix

Pfizer Relative Performance	Maximum Payout as a % of Target
1 (highest)	200%
2	200%
3	175%
4	150%
5	125%
6	100%
7	75%
8	50%
9 (threshold)	25%
10	0%
11 (lowest)	0%

Note: See Pharmaceutical Peer Group in Elements of Total Compensation Section

In the Committee's view, our relative total shareholder return compared with the pharmaceutical peer group remained a strategic priority during this period. The specific individual performance levels listed above were set at these points to ensure that realized value would be received by our executive officers at the competitive median for target performance, in the bottom quartile of the peer group for threshold performance, and in the top quartile for maximum performance.

Outstanding Performance-Contingent Share Awards

Prior to the use of Performance Share Awards, for 2003, 2004, and 2005, we granted "Performance-Contingent Share Awards," or PCSA to our executive officers, including the Named Executive Officers. Each executive officer's award was based on the individual's salary level, taking into consideration competitive data from the then-existing peer groups. These awards provide shares of Pfizer common stock if Pfizer achieves specified total shareholder return and diluted earnings-per-share levels over a five-year period compared to this pharmaceutical peer group.

The number of shares that may be earned under the PCSA is based on a prescribed formula comparing Pfizer's total shareholder return (including reinvestment of dividends) and the change in diluted earnings per share over a five-year period compared to the then-existing pharmaceutical peer group. These two performance measures are weighted equally. If Pfizer's performance in both measured areas is below the threshold level in relation to this peer group, then no shares are earned. If Pfizer's performance exceeds the threshold level compared to the peer group for either one or both measures, varying number of shares (up to a maximum of 167% of target) are earned.

Our 2006 long term equity grant made to our executive officers included Performance Share Awards. These performance shares follow the same approach that we used for the 2007 Performance Share Awards as described under "Performance Share Awards" above.

For the award cycles beginning in 2003 and 2004, the pharmaceutical peer group consisted of Abbott Laboratories, Baxter International Inc., Bristol-Myers Squibb, Colgate-Palmolive Company, Eli Lilly and Company, Johnson & Johnson, Merck and Co., Inc., Schering-Plough Corporation, and Wyeth. For the award cycles beginning in 2005 and thereafter, the pharmaceutical peer group is our current pharmaceutical peer group (see "Competitive Positioning" section).

The following table lists Pfizer's performance ranking, based on total shareholder return and diluted earnings per share (as reported), compared to the performance of our pre-2005 pharmaceutical peer group, and the corresponding performance share payout.

Performance Share Payout for 2003–2007 Performance Award Cycle

		Total Shareholder Return	Change in (As Reported) Diluted Earnings per Share[1]				
Name	**Performance Period**	**Ranking Pfizer out of # of Peer Companies**	**Ranking Pfizer out of # of Peer Companies**	**Payout as a % of Target**	**Target Award**	**Actual Award Shares**	**Actual Award Value at $22.55 Per Share**
Jeffrey Kindler	2003–2007	10 out of 10	8 out of 10	16.67%	73,860	—[3]	—
David Shedlarz	2003–2007	10 out of 10	8 out of 10	16.67%	77,100	12,850	$289,768
Ian Read	2003–2007	10 out of 10	8 out of 10	16.67%	42,600	7,100	$160,105
Martin Mackay	2003–2007	10 out of 10	8 out of 10	16.67%	30,600	5,100	$115,005
Alan Levin	2003–2007	10 out of 10	8 out of 10	16.67%	52,254[2]	8,709	$196,388
John LaMattina	2003–2007	10 out of 10	8 out of 10	16.67%	62,520	10,420	$234,971

Based on Mr. D'Amelio's hire date in September 2007, he does not have any outstanding awards under this Program.

(1) Beginning in 2006, total relative shareholder return will be the only performance measure applied to the Performance Share Awards Program.

(2) Based on Mr. Levin's termination date of November 2, 2007, the target performance shares have been prorated from 54,000 to 52,254 for this performance period.

(3) Upon Mr. Kindler's promotion to CEO on July 31, 2006, the Compensation Committee added a second performance criteria which is that these shares would be settled in Restricted Stock Units (RSUs) at the end of the performance period and will only become payable, if and when, the Company's three-year Total Shareholder Return exceeds the median for the pharmaceutical peer group. These RSUs will be forfeited if this second performance criteria is not met prior to Mr. Kindler's retirement or other termination of employment (other than for death or disability). Based on the performance during the performance period ending in 2007, the number of RSUs settled from the target award is 12,310 with a value of $277,591 at $22.55 per share.

CHANGES FOR THE 2008 PROGRAM

In November 2007, based on the results of the comprehensive review of our executive compensation program, the Committee approved a restructuring of the program. The Committee believes that the restructured program, which is effective in 2008, will better support the ongoing transformation of Pfizer's business initiated in 2007. This restructuring is based on three key principles:

[illegible]
Total direct compensation, as well as each individual compensation element, will be positioned at approximately the median of our peer companies (with an emphasis on pharmaceutical companies with a large market capitalization)

+

[illegible]
Greater emphasis on using annual incentive awards to achieve Pfizer's short-term operating financial objectives where incremental progress is critical during the transformation period

+

[illegible]
Both absolute and relative improvements in total shareholder return through long-term equity incentive awards

This restructuring, which is designed to ensure that total direct compensation (the sum of salary, annual cash incentive awards, and long-term equity awards) is competitive and tied to performance, will result in three significant changes to our executive compensation program in 2008.

First, each compensation element and total direct compensation will be structured to more closely track the median compensation of similarly sized pharmaceutical companies. Our salary midpoints continue to reflect the competitive median and our target annual bonus award opportunities are also more consistent with the competitive median, given median-level performance.

Second, during the transformational period, we have shifted 25% of the target amount of our long-term equity awards to a new short-term incentive award program. This shift will be reevaluated in three years. This target amount (denominated as a dollar value) was established early in 2008 and the actual award payout will be determined in early 2009 based on 2008 performance. Unlike the current bonuses, which are paid entirely in cash, this new short-term incentive award will be paid 50% in cash and 50% in restricted stock units that are subject to a three-year, service-based vesting schedule (the Named Executive Officers may also elect to receive 100% of this award in restricted stock units). The Committee believes that this redesign will further promote the achievement of Pfizer's annual financial objectives during this transformation period while strengthening the link to shareholder value. This new short-term incentive award does not contribute to pensionable earnings.

Finally, for 2008 our long-term equity awards will be allocated equally among three forms:

[illegible]
SARs with dividend equivalents that vest after three years and are automatically exercised on the fifth anniversary of grant. Upon exercise, the change in the market price of Pfizer common stock (which could be positive or negative) difference in the market price of Pfizer common stock over the five-year term plus accumulated dividend equivalents over the term, is payable in stock

+

[illegible]
Stock units that vest after three years based on continued service. The value of the units, plus reinvested dividend equivalents, are payable in stock upon vesting

+

[illegible]
Shares tied to Pfizer's relative total shareholder return as compared to a peer group of pharmaceutical companies with a large market capitalization. Shares earned, plus corresponding accumulated dividend equivalents, are payable in stock at the end of the three-year performance period

These changes are intended to focus our executive officers on meeting Pfizer's annual financial objectives, as well as setting our long-term equity incentive awards to more closely track our stockholders' return on their investment. As a result of these changes, approximately **60%** of the CEO's total direct compensation, at target levels, is being delivered in equity. For the remaining active Named Executive Officers, approximately **56%** of their total direct compensation, at target levels, is being delivered in equity.

Our SARs differ from traditional stock options as our SARs will mirror Total Shareholder Return. They will deliver value equal to the difference between the Settlement Price and the Grant Price, plus the dividends accumulated during the five-year term. If the difference in stock price is negative, then the accumulated dividends are reduced by this amount to achieve the total shareholder return reward result.The Grant Price is the closing stock price on the date of the grant ($22.55) and the Settlement Price is the 20-day average closing stock price ending on the fifth anniversary of the grant. The value will be delivered in shares of common stock, net of tax withholding.

Executive Compensation: Changes for the 2008 Program

The Compensation Committee approved salary increases and 2008 target bonus levels for the continuing Named Executive Officers as follows:

Name	January 1, 2008 Salary ($)	April 1, 2008 Salary ($)	2008 Target Bonus (%)	2008 Target Bonus[1] ($)
J. Kindler	1,500,000	1,600,000	150%	2,390,250
F. D'Amelio	1,026,000	1,060,000	90%	861,840
I. Read	1,026,000	1,060,000	90%	861,840
M. Mackay	900,000	950,000	90%	861,840

Note: *This table only includes continuing executives.*

(1) 2008 target bonus amounts are based on salary range midpoints rather than actual salary as was the practice in prior years.

BONUS CRITERIA

For 2008, 50% of Mr. Kindler's bonus will be based on the financial performance of the Company as measured by the following metrics:

- Total revenues
- Adjusted diluted earnings per share
- Cash flow from operations

The remaining 50% of his bonus will be based on the Committee's assessment of the following strategic goals:

- Increasing the value of the product portfolio through both internal and external development
- Company Performance Objectives designed to deliver revenue, maximize R&D productivity, and effectively manage resources
- Implementation of substantial initiatives based on continuous improvement and innovation to enhance the efficiency and effectiveness of all areas of the business
- Improvement in important organizational metrics associated with engagement, talent management and diversity to ensure our business is positioned for long-term success

The Committee selected these strategic goals based on its judgment that they represent areas where Mr. Kindler should focus his energies to drive Pfizer's business forward. The ELT, including the continuing Named Executive Officers, will also be accountable for achievement of these financial and strategic goals with each individual having the same allocation as Mr. Kindler between the financial and strategic goals.

2008 LONG-TERM EQUITY INCENTIVE AWARDS

In February 2008, the Committee granted long-term equity incentive awards to the Named Executive Officers in consideration of their 2007 performance and their future performance. The table below shows the SARs, RSUs, and performance share awards made to the Named Executive Officers:

Name	Performance Period (or Other Period Unit Maturation or Payment)	Estimated Future Payouts Under the Performance-Share Program[1]			SARs Grant[4] (#)	RSU Grant[5] (#)	Long-Term Value Shifted to Short-Term[6]
		Threshold[2] (#)	Target[3] (#)	Maximum (#)			
J. Kindler	1/1/08 – 12/31/10	24,693	98,771	197,542	399,645	98,771	$2,250,000
F. D'Amelio	1/1/08 – 12/31/10	10,426	41,703	83,406	168,739	41,703	$950,000
I. Read	1/1/08 – 12/31/10	10,426	41,703	83,406	168,739	41,703	$950,000
M. Mackay	1/1/08 – 12/31/10	9,877	39,508	79,016	159,858	39,508	$900,000

Note: *This table only includes continuing executives.*

(1) The actual number of shares that will be paid out at the end of the performance period, if any, cannot be determined because the shares earned by the Named Executive Officers will be based upon our future performance compared to the future performance of the peer group. Dividend equivalents on the actual shares earned will be paid in shares at the end of the performance period.

(2) If our performance is below the threshold level relative to the pharmaceutical peer group, then no shares will be earned. To the extent the Company's performance exceeds the threshold performance level relative to the pharmaceutical peer group, a varying amount of shares of common stock up to the maximum will be earned.

(3) The target amounts varied up or down based on individual performance for 2007.

(4) These stock appreciation rights vest on the third anniversary of the grant date (February 28, 2011) and become payable on the fifth anniversary of the grant (February 28, 2013). The value delivered will be equal to the change in stock price over the term plus dividend equivalents accumulated during that period. The ending value will be the 20-day average closing stock price ending on the fifth anniversary of the grant.

(5) These restricted stock units vest on February 28, 2011. Dividend equivalents are reinvested during the restricted period.

(6) As part of the restructuring of the Executive Compensation Program, 25% of the long-term award value has been allocated as a short-term incentive target award (the actual award will be made in 2009 based on 2008 performance). The payout will be 50% RSUs/50% cash or 100% RSUs, if an election is made.

NEW CHIEF FINANCIAL OFFICER

COMPENSATION STRUCTURE

In filling our Chief Financial Officer position, the Committee recognized that it would be necessary to recruit from outside Pfizer to find an individual with the requisite experience, skills, and acumen. Accordingly, the Committee understood that it would need to develop a competitive total compensation package and, potentially, replace accrued compensation and benefits that would be forfeited, to successfully recruit a qualified candidate. Moreover, any employment offer would have to contain a financial inducement sufficient to motivate the candidate to leave his or her current employer for the uncertainty of a demanding position in a new and unfamiliar organization. At the same time, the Committee was sensitive to the need to integrate the new executive into Pfizer's existing executive compensation structure, balancing both competitive and internal equity considerations.

Ultimately, the Committee settled on an employment offer comprising three principal pay components: a regular ongoing compensation proposal, a buy-out to replace foregone compensation, and an inducement award. The ongoing compensation component was designed to be consistent with Pfizer's existing compensation arrangements with its other senior executives. The buy-out component, which is reflected below, was designed to ensure that Mr. D'Amelio was not financially advantaged or disadvantaged as a result of the compensation that he forfeited by leaving his former employer. As described below, this amount was structured to approximate the benefit provisions (e.g., the additional service credit under Pfizer's retirement plan) and distribution timing of his foregone compensation arrangements (e.g., the vesting requirements for the RSU award). The inducement component was determined by the Committee in its judgment as a reasonable amount to motivate him to accept our employment offer. This amount is also reflected in the additional cash compensation and RSUs that were awarded.

Sign-on Bonus and Replacement Compensation

Mr. D'Amelio joined Pfizer as Chief Financial Officer on September 10, 2007. At that time, Mr. D'Amelio received a one-time "sign-on" payment of $1 million payable in March 2008, if he remained employed with Pfizer through the end of 2007. In addition, to replace certain compensation and benefits he forfeited when he left his former employer to join Pfizer, Mr. D'Amelio received the following amounts:

- $2.7 million cash payment made on or around October 10, 2007
- 233,600 RSUs, and 292,000 stock options each vesting in one-third increments on September 28, 2008, 2009, and 2010 provided he is employed on the respective vesting date. If Mr. D'Amelio voluntarily terminates his employment without good reason after September 28, 2008 and before September 28, 2009, he will be required to pay to us an amount equal to the fair market value of the shares of Pfizer common stock issued to him for the RSUs that vested prior to the termination of employment
- A supplemental retirement benefit representing six years of additional pension service credit, subject to five-year cliff vesting

Severance Agreement

As part of his hiring offer, we entered into a severance agreement with Mr. D'Amelio, providing that, if at any time before September 10, 2009, his employment is terminated without cause or for good reason, he will be entitled to receive a lump sum payment equal to the sum of:

- his earned but unpaid salary through the termination date, and
- a prorated portion of either his target or earned annual incentive award, whichever is greater, for the year in which the termination occurs.

In addition, he will be entitled to receive a lump sum amount equal to two full years' salary, plus two times either his target or earned annual incentive award, whichever is greater, for the year of termination. Further, for the two-year period following termination of employment (or, if earlier, until he becomes eligible to receive group health coverage from another employer), he will continue to receive group health benefits from Pfizer at our expense.

The payments and benefits provided under the severance agreement will be reduced by any payments and benefits payable to Mr. D'Amelio as a result of termination of his employment following a change in control of Pfizer that occurs during the term of the severance agreement. Under the terms of the severance agreement, he is subject to certain confidentiality and non-disparagement provisions and, during his employment and for a subsequent period of 12 months, certain non-compete and non-solicitation provisions.

The Committee decided, in its judgment, that this agreement was needed to recruit Mr. D'Amelio to join Pfizer and to mitigate the risks associated with leaving his former employer and assuming the challenges of his new position. Mindful of the potential total value of this agreement in the event of a termination of employment during his first three years with Pfizer, the Committee limited the amount of severance to his salary and target or earned annual incentive award for this period, did not provide accelerated vesting of unearned equity awards, and provided for a reduced payment in the event that his change-of-control severance clause was triggered during the period of the agreement. As a result, the Committee determined that the potential payments under this agreement were not excessive in relation to his employment service.

EQUITY AWARD GRANT PRACTICES

Each year, the Committee grants equity awards to eligible employees, including executive officers, at its February meeting. Typically, this meeting is scheduled for the fourth Thursday in February and is scheduled months in advance. Equity grants to newly hired employees, including executive officers, are made on the last business day of the month of hire. Special equity grants to continuing employees are made on the last business day of the month in which the award is approved. Stock option and SAR grants have an exercise price equal to the closing market price of Pfizer's common stock on their grant date. Our equity incentive plans strictly prohibit the re-pricing of stock options without shareholder approval.

POST-EMPLOYMENT COMPENSATION

SEVERANCE

Continuing Named Executive Officers

Our executive officers, including the Named Executive Officers, do not have employment agreements and are not covered by a general severance plan, except Mr. D'Amelio as previously presented. Any severance payments or benefits paid to them upon a termination of employment, not related to a change in control of Pfizer, would be determined by the Committee, in its discretion, at that time. In making these decisions, the Committee considers an executive's accumulated equity compensation values and projected pension benefits.

Severance Following a Change-in-Control

We have entered into change-in-control severance agreements with our elected corporate officers, including each of the Named Executive Officers. These agreements, which provide severance payments and benefits upon a termination of employment following a change in control of Pfizer, are described in the section headed "Estimated Benefits Upon Termination Following a Change in Control" in this Proxy Statement.

After considering industry practices and reviewing the policies and practices of the companies in the pharmaceutical and general industry comparison groups in 2006, the Committee determined that these agreements were necessary and appropriate to provide competitive compensation to the types of individuals we wanted to recruit and retain. The Committee also believes that these agreements are consistent with our overall compensation philosophy.

These agreements include a "double trigger," meaning that they do not become operative in the event of a change in control unless the executive's employment is terminated involuntarily following the transaction or voluntarily with good reason. We believe this structure strikes a balance between the incentives and the executive hiring and retention effects described above, without providing these benefits to executives who remain employed with an acquiring company in the event of a change-in-control transaction. The Committee continues to periodically monitor industry practice in this area to ensure that these agreements remain consistent with our overall compensation philosophy of targeting the competitive median while preserving our ability to attract and retain key executives.

EMPLOYMENT AND RETIREMENT BENEFITS

DEFERRED COMPENSATION

We permit our executive officers to defer receipt of their earned annual bonuses and any shares earned under performance share awards. Bonus award payments may be deferred into either a Pfizer stock unit fund or a cash fund earning interest at 120% of the applicable federal long-term rate (which fluctuated between 5.54% and 6.21% in 2007). The Pfizer stock unit fund is credited with reinvested dividend equivalent units. Performance shares may be deferred only into the Pfizer stock unit fund.

INSURANCE PLANS

We provide a number of health and family security benefits, such as medical insurance, dental insurance, life insurance (up to $250,000 coverage), and long-term disability insurance (up to $300,000 coverage) through our active employee flexible benefits plan. These benefits are available to all U.S.-based employees, including each Named Executive Officer, and are

[illegible]

Officer	Company Cost ($)
J. Kindler	19,226
F. D'Amelio	5,292
D. Shedlarz	20,082
I. Read	17,073
M. Mackay	19,526
A. Levin	12,312
J. LaMattina	14,826

comparable to those provided by the companies in the general industry comparison group. These programs are designed to provide certain basic quality of life benefits and protections to Pfizer employees and at the same time enhance Pfizer's attractiveness as an employer of choice.

VACATION AND PAID HOLIDAYS

All U.S.-based Pfizer employees, including our executive officers, qualify for paid holidays.

RETIREMENT AND SAVINGS PLANS

We provide a number of benefit plans, including the Pfizer Retirement Annuity Plan (a tax-qualified defined benefit plan), the Pfizer Savings Plan (a tax-qualified defined contribution plan), and related supplemental benefit restoration plans to our executive officers, including the Named Executive Officers, and other U.S.-based employees. These plans are described in the narrative accompanying the Pension Plan Table and Nonqualified Deferred Compensation Table in the "Compensation Tables" section of this Proxy Statement.

RETIREE HEALTHCARE BENEFITS

In addition to active employee benefits, we provide post-retirement medical, dental, and life insurance to retirees according to each "legacy company" plan under which the eligible employees are covered. A "legacy company" is the employee's original employer, before Pfizer's mergers with Warner-Lambert and Pharmacia. The Named Executive Officers are all covered under the legacy-Pfizer plans, which provide up to $12,000 of annual medical premium cost before age 65, $3,000 of annual medical premium cost after age 65, and up to $250,000 of life insurance coverage which reduces ratably to $2,500 10 years after retirement.

PERQUISITES

We provide a limited number of perquisites and other personal benefits to our Named Executive Officers, including the personal use of company aircraft, the use of a company car and driver for Mr. Kindler only, and financial counseling services. In limited instances, we allow executives the use of company transportation related to relocations. These benefits provide flexibility to our executives and increase travel efficiencies, allowing more productive use of their time, which, in turn, allows greater focus on Pfizer-related activities.

PERQUISITES POLICIES

The Company provided certain perquisites to senior management in 2007 as summarized below.

Company Aircraft

With the approval of the Chairman and CEO, the Company's aircraft were used in the following situations:

- The ELT members of Pfizer are eligible to use the aircraft for business purposes.
- A spouse/partner is allowed to accompany the ELT member on the aircraft for Pfizer business purposes;
- Under our policies, approximately 20 hours of personal use of each type of aircraft (fixed wing and helicopter) are generally allowed for use by the ELT member and their guests, flying on the same flight. The 20 hours of personal use does not include deadhead time. Occasionally, non-employee Directors when traveling on Pfizer business, may be accompanied by family members. The amounts disclosed in the "All Other Compensation" column in the Summary Compensation Table, were valued based on the incremental cost of the personal use of Company aircraft, using a method that takes into account the following items for the number of flight hours used (flight hours include deadhead time):

- landing/parking/flight planning services expenses;
- crew travel expenses;
- supplies and catering;
- aircraft fuel and oil expenses per hour of flight;
- aircraft accrual expenses per hour of flight;
- maintenance, parts and external labor (inspections and repairs) per hour of flight;
- any customs, foreign permit and similar fees; and
- passenger ground transportation.

Tax Reporting – Personal Use of Aircraft

As a result of the recommendations contained in an independent, third-party security study, the Board of Directors passed a resolution requiring that Mr. Kindler use the Company aircraft for personal travel. For income tax purposes, the amount included in the executive's income is based on IRS regulations. This amount is not grossed up for taxes. This amount is generally lower than the incremental costs shown in the "Incremental Cost of Perquisites Provided to Named Executive Officers in 2007" table.

Car and Driver

The amounts disclosed below for the personal use of a Company car are based on the incremental cost to the Company, calculated as a portion of the cost of the annual lease, a portion of the cost of the driver and fuel used. The policy on the use of the cars for 2007 is outlined below:

- cars and drivers were available to all ELT members for business reasons; to the extent they do use them for personal use, they are required to reimburse the Company.

- for security reasons, cars and drivers were available to Mr. Kindler for personal use and for commutation. Mr. Shedlarz was permitted the continued use of the cars and drivers for personal use and commutation pursuant to the legacy policy.
- a spouse/partner of an ELT member, if unaccompanied by the ELT member is allowed to use a Company-leased car for Pfizer business purposes only.

For tax purposes, with respect to the personal use and commutation by the CEO, the cost of the cars and fuel were imputed as income. As a result of the recommendations contained in an independent, third-party security study, the cost of the drivers is not reportable as income to Mr. Kindler for tax purposes.

Other Perquisites

The Company provides a taxable allowance of up to $10,000 to our executive officers for financial counseling services, which may include tax preparation and estate planning services. We value this benefit based on the actual charge for the services.

The Company does not provide or reimburse for country club memberships for any officers. Home security systems were available to the ELT members. The cost of any such systems was imputed as income to the recipients.

The following table summarizes the incremental value of perquisites for the Named Executive Officers in 2007.

2007 Incremental Cost of Perquisites Provided to Named Executive Officers

Name	Aircraft Usage ($)	Financial Counseling ($)	Car Usage ($)	Security ($)	Company Apt. ($)	Total ($)
J. Kindler	173,550	10,000	42,377	1,217	—	227,144
F. D'Amelio	30,810	—	—	—	—	30,810
D. Shedlarz	39,492	8,713	35,824	325	—	84,354
I. Read	73,118	15,000(1)	—	—	—	88,118
M. Mackay(2)	92	5,000	—	—	—	5,092
A. Levin	—	10,012(1)	—	—	—	10,012
J. LaMattina	2,111	10,000	—	—	—	12,111

(1) Financial counseling limit is $10,000 for each Named Executive Officer per year. Mr. Read and Mr. Levin's financial counseling amount reflects $15,000 and $10,012, respectively which includes $5,000 and $12 attributable to 2006 benefits which were subsequently paid in 2007.

(2) Dr. Mackay became an ELT member in October 2007.

OTHER COMPENSATION POLICIES

TAX AND ACCOUNTING POLICIES

Section 162(m) limits to $1 million the amount of remuneration that Pfizer may deduct in any calendar year for its CEO and the three other highest-paid Named Executive Officers, other than the Chief Financial Officer. We have structured our annual cash incentive awards, SARs, performance share awards, and performance-contingent share awards to meet the exception to this limitation for "performance-based" compensation, as defined in Section 162(m), so that these amounts will be fully deductible for income tax purposes.

To maintain flexibility so that the executive compensation may be delivered in a manner that promotes varying corporate goals, we do not have a policy requiring all compensation to be deductible. Since Mr. Kindler's and Mr. Shedlarz' 2007 salaries were in excess of $1 million, a portion of these salaries and the value of their perquisites and other benefits were not deductible.

DERIVATIVES TRADING

No employee, including executive officers, may purchase or sell options on Pfizer common stock, nor engage in short sales of Pfizer common stock. Also, trading by executive officers and directors in puts, calls, straddles, equity swaps, or other derivative securities that are directly linked to Pfizer common stock is prohibited. These same provisions also apply to our non-employee directors.

STOCK OWNERSHIP

We have stock ownership requirements for our executive officers, including the Named Executive Officers. Mr. Kindler is required to own Pfizer common stock equal in value to at least five times his annual salary. The other Named Executive Officers are required to own Pfizer common stock equal in value to at least four times their annual salaries. We have also established milestone guidelines that we use to monitor progress toward meeting these targets over a five-year period. Under these milestone guidelines, Mr. Kindler's ownership requirement is currently four times his salary. As of March 1, 2008, Mr. Kindler has reached his milestone guideline and is expected to reach the full guideline in 2009.

COMPENSATION RECOVERY

The Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to executive officers and other executives where the payment was predicated upon the achievement of specified financial results that were the subject of a subsequent restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by the individual executive officer. In addition, all of the equity incentive awards that we grant contain compensation recovery provisions.

ROLE OF COMPENSATION CONSULTANT

Since 2003, the Compensation Committee has engaged George Paulin, Chief Executive Officer of F.W. Cook & Co. as an independent outside compensation consultant in accordance with the policy outlined below to fulfill the following responsibilities:

- advise the Committee Chair on management proposals as requested;
- undertake special projects at the request of the Committee Chair;
- advise the Committee Chair on setting agenda items for Committee meetings;
- review Committee agendas and supporting materials in advance of each meeting;
- attend Committee meetings;
- review the Company's total compensation philosophy, peer group and competitive positioning for reasonableness and appropriateness;
- review the Company's total executive compensation program and advise the Committee of plans or practices that might be changed to improve effectiveness;
- audit the selected peer group and survey data for competitive comparisons;
- oversee and audit survey data on executive pay practices and amounts that come before the Committee;
- provide market data and recommendations on CEO compensation without prior review by management except for necessary fact checking;
- review draft Compensation Discussion & Analysis and related tables for our proxy statement;
- review any significant executive employment or severance agreements in advance of being presented to the Committee for approval;
- periodically review the Committee's charter and recommend changes; and
- proactively advise the Committee on best-practice ideas for Board governance of executive compensation as well as areas of concern and risk in the Company's program.

In 2007, as part of his ongoing services to the Compensation Committee as described above, Mr. Paulin attended all meetings of the Committee and worked on the following projects:

- advised the Committee with respect to the design and amounts of compensation for newly hired executive officers as well as promotion packages for executive officers promoted from within Pfizer;
- actively participated in review and discussions of the new executive compensation program, described in the "Changes for the 2008 Program" section of this Proxy Statement. The consultant was involved in developing the new approach to setting bonus targets based on salary range midpoints as well as defining the appropriate long term incentives to best align executive performance with shareholder interests
- performed a study on the relationship of total shareholder return to annual bonuses;

- reviewed proposed compensation and grading structure in connection with management re-organization;
- advised on valuing severance obligations for departing executives;
- advised on appropriate executive performance goals and metrics

The total amount of fees paid to Frederick W. Cook & Co. for services to the Committee in 2007 was $150,901. In addition, the Committee reimburses Mr. Paulin for all reasonable travel and business expenses. Frederic W. Cook & Co. receives no other fees or compensation from the Company, except a fee of less than $5,000 to provide an executive compensation survey.

POLICY—CRITERIA FOR SELECTION OF COMPENSATION COMMITTEE CONSULTANT

The Compensation Committee established the following criteria used to select a consultant to the Compensation Committee.

- Degree of independence
  - Financial independence—measured by dollar volume of other business conducted with Pfizer
  - Independent thinking—subjectively assessed by their known work as well as information gathered in the screening interviews
- Familiarity with the business environment
  - Knowledge of the pharmaceutical industry
  - Specific knowledge of Pfizer Inc, its senior management, and Board of Directors
  - Broad knowledge of general industry current practices and emerging trends
  - Public relations
- Particular strengths and/or distinguishing characteristics including, but not limited to:
  - Creative thinking
  - Strong sense of corporate governance
  - Special areas of expertise
  - Ability to establish rapport or dynamic presence with groups
- References from current clients where the consultant acts in an advisory role similar to the role desired by the Pfizer Compensation Committee
- Potential issues
  - Conflict of interest with other clients
  - Degree of availability/accessibility

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COMPENSATION TABLES

Name and Principal Position (a)	Year (b)	Salary (c)	Bonus[1] (d)	Stock Awards[3] (e)
J. Kindler Chairman and Chief Executive Officer	2007 2006	$1,462,500 1,103,883	$3,100,000 3,300,000	$1,162,835 2,736,265
F. D'Amelio Chief Financial Officer	2007 2006	$ 320,625 N/A	$4,040,000[2] N/A	$ 907,717 N/A
D. Shedlarz Former Vice Chairman	2007 2006	$1,056,875 1,008,225	$ 951,200 1,263,400	$ 62,339 3,181,563
I. Read President, Worldwide Pharmaceutical Operations	2007 2006	$ 944,083 813,450	$ 990,000 667,200	$ 190,134 1,651,580
M. Mackay President, Global Research & Development	2007 2006	$ 702,159 N/A	$ 645,000 N/A	$ 166,291 N/A
A. Levin Former Chief Financial Officer	2007 2006	$ 687,943 784,575	$ 486,750 580,600	$ 36,998 2,026,454
J. LaMattina Former President, Global Research & Development	2007 2006	$ 911,300 873,275	$ 683,500 718,300	$ 247,364 2,451,516

(1) The amounts shown in this column constitute the annual cash bonus incentive awards made to the Named Executive Officers under the Annual Incentive Plan. The receipt of these awards may be deferred at the election of the recipient in accordance with the plan provisions. See related discussion in the section headed "Compensation Discussion and Analysis" in this Proxy Statement. For Mr. Levin, this bonus amount represents a pro-rata portion of prior year's bonus pursuant to his severance agreement.

(2) Upon hire in September 2007, Mr. Frank D'Amelio received a $2.7 million cash replacement award for his partial year bonus and forfeited retention payments from his prior employer and also a $1 million sign-on cash incentive which was paid on March 1, 2008 based on employment provisions which are discussed in the section headed "New Chief Financial Officer" in this Proxy Statement. These payments are included in this column and were part of his employment offer. Also included in this amount is the bonus payment of $340,000 relating to his 2007 performance.

(3) This column shows the 2007 Financial Statement Expense under FAS 123R for all outstanding restricted stock, restricted stock units and performance shares. Additional information regarding the size of the awards is set forth in the notes to the "Grants of Plan-Based Awards" and "Outstanding Equity Awards" tables. These award fair values have been determined based on the assumptions set forth in the Company's 2007 Financial Report (Note 16, Share-Based Payments).

(4) This item represents the 2007 Financial Statement Expense under FAS 123R for outstanding stock option awards and includes compensation cost recognized in the financial statements with respect to awards granted in previous fiscal years and in 2007. These award fair values have been determined based on the assumptions set forth in the Company's 2007 Financial Report (Note 16, Share-Based Payments).

Option Awards(4) (f)	Non-Equity Incentive Plan Compensation (g)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(5) (h)	All Other Compensation(6) (i)	Total (j)
$2,868,866	$0	$ 477,783	$ 441,456	$ 9,513,440
1,971,676	0	422,091	265,318	9,799,234
$ 205,922	$0	$ 927,990	$32,278	$ 6,434,532
N/A	N/A	N/A	N/A	N/A
$1,795,864	$0	$13,104,860	$ 188,766	$17,159,904
3,255,375	0	1,381,064	185,843	10,275,470
$1,634,681	$0	$ 133,784	$ 160,626	$ 4,053,307
1,104,982	0	455,792	86,159	4,779,162
$ 677,759	$0	$ 113,687	$ 115,217	$ 2,420,113
N/A	N/A	N/A	N/A	N/A
$1,842,863	$0	$ -154,923	$2,104,635	$ 5,004,265
1,092,181	0	212,143	70,345	4,766,299
$1,950,421	$0	$ 8,614,521	$3,362,043	$15,769,149
2,235,835	0	652,683	88,058	7,019,667

(5) The Company does not pay "above market" interest on non-qualified deferred compensation, therefore, this column reflects pension accruals only. The pension accrual amounts represent the difference between the December 31, 2006 and December 31, 2007 present value of the age 65 accrued pension, or the current benefit if eligible for an unreduced pension, under the Retirement Plan and Supplemental Retirement Plan, based on the pension plan assumptions for each year as shown in the footnotes to the Pension Benefits table. The amount shown for Mr. Shedlarz reflects the change in his status from "early retirement" under the Retirement Plan (initially deferred to age 65, as required) which carries a reduction of 4% per year (prorated for partial years) on the age 65 annuity, to the "90-combination" of age plus years of service, which makes him eligible to retire and commence pension payouts without an early retirement reduction. For Dr. LaMattina, the value is shown based on the currently payable benefits. The amount shown for Dr. LaMattina reflects the change in his status from "early retirement" under the Retirement Plan (initially deferred to age 65, as required) which carries a reduction of 4% per year (prorated for partial years) on the age 65 annuity, to the "90-combination" of age plus years of service, which makes him eligible to retire without an early retirement reduction resulting from his separation agreement. For Mr. Levin, the value incorporates the pension benefits currently payable and the loss in the non-qualified deferred compensation plans. For Mr. D'Amelio, the value includes additional pension service credit.

(6) These amounts represent the sum of the Company's Savings Plan matching contributions and the incremental cost to the Company of perquisites received by the Named Executive Officers. The Savings Plan matching contributions include Company matching funds under the Pfizer Savings Plan (a tax-qualified retirement savings plan) and under the related Supplemental Savings Plan. These Plans are discussed in more detail in the notes to the Non-Qualified Deferred Compensation Table. For Dr. Mackay, this includes a one-time $100,000 payment for housing expenses related to his promotion in October 2007. Severance payments for Mr. Levin and Dr. LaMattina are included in this column at $2,037,538 and $3,276,600, respectively.

The following Grants of Plan Based Awards table provides additional information about stock and option awards and equity incentive plan awards granted to our Named Executive Officers during the year ending December 31, 2007. The Company does not have any non-equity incentive award plans and has therefore omitted the corresponding columns. The compensation plans under which the grants in the following table were made are described in the Compensation Discussion and Analysis section headed "Long-Term Equity Incentive Awards."

[illegible]

Name (a)	Grant Date (b)	Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units[2] (i) (#)	All Other Option Awards: Number of Securities Underlying Options[3] (j) (#)	Exercise or Base Price of Option Awards (k) ($/Sh)	Grant Date Fair Value of Stock and Option Awards (l) ($)
		Threshold (f) (#)	Target (g) (#)	Maximum (h) (#)				
J. Kindler	2/22/2007					760,000	25.87	3,123,600
		38,800	155,200	310,400				4,469,760
F. D'Amelio	9/28/2007					292,000	24.43	1,311,080
					233,600			5,706,848
D. Shedlarz	2/22/2007					326,100	25.87	1,340,271
					28,160			728,499
		7,040	28,160	56,320				811,008
I. Read	2/22/2007					250,000	25.87	1,027,500
					17,730			458,675
		4,433	17,730	35,460				510,624
	9/28/2007					25,000	24.43	112,250
					4,318			105,489
		1,080	4,318	8,636				117,838
M. Mackay	2/22/2007					120,000	25.87	493,200
					9,070			234,641
		2,268	9,070	18,140				261,216
	5/31/2007				15,000			412,350
	10/31/2007					62,500	24.61	288,125
					6,250			153,813
		1,563	6,250	12,500				170,750
A. Levin	2/22/2007					160,000	25.87	657,600
					15,640			404,607
		3,910	15,640	31,280				450,432
J. LaMattina	2/22/2007					177,500	25.87	729,525
					17,730			458,675
		4,433	17,730	35,460				510,624

(1) Amounts in this column represent the threshold, target, and maximum payouts under our Performance Share Award Program for the January 1, 2007 through December 31, 2009 performance period. For shares granted on February 22, September 28 and October 31, 2007, the FAS 123R value of these awards are $28.80, $27.29 and $27.32, respectively.

(2) The amounts shown in this column represent Restricted Stock Unit Awards granted on February 22, May 31, September 28, and October 31, 2007. The FAS 123R values for these awards are $25.87, $27.49, $24.43, and $24.61, respectively.

(3) Amounts in this column represent stock options granted to the executives during 2007 on February 22, September 28 and October 31. The grants were valued under FAS 123R at $4.11, $4.49, and $4.61, respectively.

The following table summarizes the equity awards we have made to our Named Executive Officers which are outstanding as of December 31, 2007.

		Option Awards[2]					Stock Awards[3]			
Name (a)	Grant Date/ Performance Share Period[1]	Number of Securities Underlying Unexercised Options Exercisable (b)	Number of Securities Underlying Unexercised Options Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (d)	Option Exercise Price (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (g)	Market Value of Shares or Units of Stock That Have Not Vested (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (j)
J. Kindler	1/2/02	150,000			$39.65	1/1/12				
	2/27/03	133,334	66,666		29.33	2/26/13				
	2/26/04	75,000	150,000		37.15	2/25/14				
	2/24/05		261,000		26.20	2/23/15				
	2/23/06		400,000		26.20	2/22/16	29,831	$678,059		
	7/31/06		500,000		26.29	7/30/16				
	2/22/07		760,000		25.87	2/21/17	76,680	$1,742,936		
	1/1/2003–12/31/2007								73,860	$1,678,838
	1/1/2004–12/31/2008								75,480	$1,715,660
	1/1/2005–12/31/2009								58,332	$1,325,887
	1/1/2006–12/31/2008								27,690	$629,394
	1/1/2007–12/31/2009								155,200	$3,527,696
F. D'Amelio	9/28/07		292,000		24.43	9/27/17	236,567	$5,377,168		
D. Shedlarz	8/27/98	222,162			35.21	8/26/08				
	4/22/99	225,450			42.07	4/21/09				
	2/24/00	160,000			32.94	2/23/10				
	2/22/01	330,000			45.34	2/21/11				
	2/28/02	200,000			41.30	2/27/12				
	2/27/03	150,000	75,000		29.33	2/26/13				
	2/26/04	91,667	183,333		37.15	2/25/14				
	2/24/05		301,000		26.20	2/23/15				
	2/23/06		400,000		26.20	2/22/16	34,098	$775,048		
	2/22/07		326,100		25.87	2/21/17	29,171	$663,057		
	1/1/2003–12/31/2007								77,100	$1,752,483
	1/1/2004–12/31/2008								77,100	$1,752,483
	1/1/2005–12/31/2009								66,672	$1,515,455
	1/1/2006–12/31/2008								31,650	$719,405
	1/1/2007–12/31/2009								28,160	$640,079
I. Read	8/27/98	81,000			35.21	8/26/08				
	4/22/99	81,450			42.07	4/21/09				
	2/24/00	60,000			32.94	2/23/10				
	2/22/01	170,000			45.34	2/21/11				
	2/28/02	100,000			41.30	2/27/12				
	2/27/03	80,000	40,000		29.33	2/26/13				
	2/26/04	46,667	93,333		37.15	2/25/14				
	2/24/05		145,000		26.20	2/23/15				
	2/23/06		193,000		26.20	2/22/16	15,201	$345,519		
	2/22/07		250,000		25.87	2/21/17	18,367	$417,482		
	9/28/07		25,000		24.43	9/27/17	4,372	$99,376		
	1/1/2003-12/31/2007								42,600	$968,298
	1/1/2004-12/31/2008								42,600	$968,298
	1/1/2005-12/31/2009								27,480	$624,620
	1/1/2006-12/31/2008								14,110	$320,720
	1/1/2007-12/31/2009								22,048	$501,151

[illegible]

Name (a)	Grant Date/ Performance Share Period[1]	Option Awards[2] Number of Securities Underlying Unexercised Options Exercisable (b)	Number of Securities Underlying Unexercised Options Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (d)	Option Exercise Price (e)	Option Expiration Date (f)	Stock Awards[3] Number of Shares or Units of Stock That Have Not Vested (g)	Market Value of Shares or Units of Stock That Have Not Vested (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (j)
M. Mackay	8/27/98	21,000			35.21	8/26/08				
	4/22/99	84,450			42.07	4/21/09				
	2/24/00	39,600			32.94	2/23/10				
	2/22/01	135,000			45.34	2/21/11				
	2/28/02	65,000			41.30	2/27/12				
	2/27/03	50,000	25,000		29.33	2/26/13				
	2/26/04	33,334	66,666		37.15	2/25/14				
	2/24/05		100,000		26.20	2/23/15				
	2/23/06		120,000		26.20	2/22/16	9,232	$209,843		
	2/22/07		120,000		25.87	2/21/17	9,395	$213,549		
	5/31/07						15,374	$349,451		
	10/31/07		62,500		24.61	10/30/17	6,329	$143,858		
	1/1/2003–12/31/2007								30,600	$695,538
	1/1/2004–12/31/2008								31,500	$715,995
	1/1/2005–12/31/2009								20,820	$473,239
	1/1/2006–12/31/2008								8,570	$194,796
	1/1/2007–12/31/2009								15,320	$348,224
A. Levin	8/27/98	99,000			35.21	2/3/08				
	4/22/99	109,950			42.07	2/3/08				
	2/24/00	66,000			32.94	2/3/08				
	2/22/01	183,000			45.34	2/3/08				
	2/28/02	90,000			41.30	2/3/08				
	2/27/03	60,000			29.33	2/3/08				
	2/27/03	30,000			29.33	11/3/08				
	2/26/04	33,334			37.15	2/3/08				
	2/26/04	66,666			37.15	11/3/08				
	2/24/05	192,300			26.20	2/3/08				
	2/23/06	285,000			26.20	2/3/08				
	2/22/07	160,000			25.87	2/3/08				
	1/1/2003–12/31/2007								52,254	$1,187,733
	1/1/2004–12/31/2008								47,212	$1,073,129
	1/1/2005–12/31/2009								23,434	$532,655
	1/1/2006–12/31/2008								14,137	$321,334
	1/1/2007–12/31/2009								4,371	$99,353
J. LaMattina	8/27/98	81,000			35.21	8/26/08				
	4/22/99	84,450			42.07	4/21/09				
	2/24/00	65,000			32.94	2/23/10				
	2/22/01	250,000			45.34	2/21/11				
	2/28/02	100,000			41.30	2/27/12				
	2/27/03	66,667	33,333		29.33	2/26/13				
	2/26/04	58,334	116,666		37.15	2/25/14				
	2/24/05		219,500		26.20	2/23/15				
	2/23/06		300,000		26.20	2/22/16	24,854	$564,931		
	2/22/07		177,500		25.87	2/21/17	18,367	$417,482		
	1/1/2003–12/31/2007								62,520	$1,421,080
	1/1/2004–12/31/2008								69,000	$1,568,370
	1/1/2005–12/31/2009								49,998	$1,136,455
	1/1/2006–12/31/2008								23,070	$524,381
	1/1/2007–12/31/2009								17,730	$403,003

See following page for footnotes.

(1) For better understanding of this table, we have included an additional column showing the grant date of stock options and restricted stock units and the associated performance period for the performance share awards.

(2) Stock options become exercisable in accordance with the vesting schedule below:

Grant Date	Vesting
8/27/1998	1/5 per year beginning on the anniversary of the grant
4/22/1999	1/5 per year beginning on the anniversary of the grant
4/22/1999	450 options - full vesting after 3 years
2/24/2000	1/5 per year beginning on the anniversary of the grant
2/22/2001	1/5 per year beginning on the anniversary of the grant
1/2/2002	1/3 per year in years 3, 4 and 5
2/28/2002	1/3 per year in years 3, 4 and 5
2/27/2003	1/3 per year in years 3, 4 and 5
2/26/2004	1/3 per year in years 3, 4 and 5
2/25/2005	1/3 per year in years 3, 4 and 5
2/23/2006	Full vesting after 3 years
7/31/2006	The later of 5 years or attainment of 150% of the grant price for 20 straight days
2/22/2007	Full vesting after 3 years
9/28/2007	1/3 per year in years 1, 2 and 3 - Mr. D'Amelio
9/28/2007	Full vesting after 3 years
10/31/2007	Full vesting after 3 years

(3) Restricted Stock Units vest in accordance with the schedule below:

Grant Date	Vesting
2/23/2006	3 year cliff vesting
2/22/2007	3 year cliff vesting
5/31/2007	50% in 18 months, 50% in 36 months
9/28/2007	1/3 per year in years 1, 2 and 3 - Mr. D'Amelio
9/28/2007	3 year cliff vesting
10/31/2007	3 year cliff vesting

The following Option Exercises and Stock Vested table provides additional information about the value realized by the Named Executive Officers on option award exercises and stock award vesting during the year ended December 31, 2007.

	Option Awards		Restricted Stock/ Restricted Stock Units			Performance Shares[1] 2003–2007 Settled Feb. 2008		
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)	Number of Shares Acquired on Vesting (#)	Shares Withheld to Cover Taxes (#)	Value Realized on Vesting[3] ($)
J. Kindler	—	—	29,408	12,715	755,569	—	[2]	—
D. Shedlarz	—	—	60,057	28,708	1,541,062	12,850	6,143	289,768
I. Read	72,552	590,449	30,358	13,119	778,986	7,100	2,359	160,105
M. Mackay	—	—	18,644	7,728	478,405	5,100	1,604	115,005
A. Levin	90,000	774,890	44,806	21,419	1,114,746	8,709	3,293	196,388
J. LaMattina	13,800	113,022	47,833	19,974	1,226,044	10,420	4,351	234,971

1) The performance shares in this table have been determined according to the 2003-2007 performance period and were paid in February 2008.

2) Upon Mr. Kindler's promotion to CEO on July 31, 2006, the Compensation Committee added a second performance criteria to these shares which is that these shares would continue as restricted stock units that will only become payable, if and when, the Company's three-year Total Shareholder Return exceeds the median for the pharmaceutical peer group. These RSUs will be forfeited if this second performance criteria is not met prior to Mr Kindler's retirement or other termination of employment (other than death or disability). Based on the performance during the performance period ending in 2007, the number of RSUs settled from the target award is 12,310 with a value of $277,591 at a $22.55 market price.

3) Shares vested on February 28, 2008 at $22.55.

The following Pension Benefits table shows the present value of accumulated benefits payable to each of our Named Executive Officers under our Pfizer Retirement Annuity Plan (qualified plan) and the Pfizer Non-funded Supplemental Retirement Plan (non-qualified plan).

[illegible]

Name	Plan Name	Number of Years Credited Service (#)	Age 65 Single-Life Annuity Payment ($)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)	Immediate Annuity Payable on December 31, 2007[2] ($)	Lump Sum Value[3] ($)
J. Kindler	Qualified Plan	6	20,078	100,487	0	N/A	N/A
	Supplemental Plan		279,225	1,397,447	0	N/A	N/A
F. D'Amelio	Qualified Plan	0	1,194	5,095	0	N/A	N/A
	Supplemental Plan		216,207[4]	922,895	0	N/A	N/A
D. Shedlarz	Qualified Plan	31	104,823	1,335,181	0	104,823	1,411,312
	Supplemental Plan		2,402,541	30,602,180	0	2,402,541	32,347,093
I. Read	Qualified Plan	29	99,232	561,925	0	N/A	N/A
	Supplemental Plan		1,074,322	6,083,604	0	N/A	N/A
M. Mackay	Qualified Plan	12	42,733	202,114	0	N/A	N/A
	Supplemental Plan		267,044	1,263,031	0	N/A	N/A
A. Levin	Qualified Plan	20	67,154	220,361	0	N/A	N/A
	Supplemental Plan		749,468	2,459,312	0	N/A	N/A
J. LaMattina	Qualified Plan	30	101,819	708,611	0	72,970	1,016,728
	Supplemental Plan		1,245,615	17,023,033	0	1,274,463	17,757,630

(1) The present value of these benefits is shown based on the assumptions used in determining our annual pension expense, as shown below.

(2) Since Mr. Shedlarz and Dr. LaMattina retired on December 31, 2007 and elected to receive their pension at that time these are the amounts payable. As no other Named Executive Officer is eligible to receive an immediate benefit under the plans, there is no reportable value.

(3) These reflect the values of the annuities shown if paid as a lump sum benefit on the executive's retirement date as indicated above.

(4) Mr. D'Amelio will receive six years of additional pension service credit after he is vested in his retirement benefit (5 years of service).

[illegible]

Assumptions as of	12/31/2006	12/31/2007
Discount Rate	5.90%	6.50%
Lump Sum Interest Rate	5.15%	4.9% for annuity payments expected to be made during first 5 years, 6.1% for payments made between 5 and 20 years, and 6.6% for payments made after 20 years, prior to reflecting 5-year phase-in from GATT 30-year Treasury rate of 5.00%
Percent Electing Lump Sum	70%	70%
Mortality Table for Lump Sums	GATT 2003	Unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7–15 years)
Mortality Table for Annuities	RP 2000 combined collar projected to 2006 (sex distinct)	Separate annuitant and non-annuitant rates for the 2007 plan year, as set forth in regulation 1.412(l)(7)-1

(1) These assumptions are also used to determine the change in pension value in the Summary Compensation Table.

The following Non-Qualified Deferred Compensation Table summarizes the activity during 2007 and account balances in our various non-qualified savings and deferral plans held for our Named Executive Officers. The following plans permit the executives to defer amounts previously earned on a pre-tax basis: Pfizer Supplemental Savings Plan ("PSSP"), Annual Incentive Plan ("AIP") and Performance-Contingent Share Award Program ("PCSA"). The PSSP is a supplemental 401(k) plan which provides company matching contributions based on the executive's contributions. Other than the matching contributions (and the earnings thereon) in the PSSP, the account balances in these plans are solely attributable to deferrals of previously earned compensation and the earnings on these amounts.

Name	Plan(1)	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
J. Kindler	PSSP	272,250	204,188	(19,706)	–	1,250,871
	Deferred AIP	–	–	56,370	–	1,004,925
	Deferred PCSA	–	–	(174,642)	–	1,886,727
	Total:	**272,250**	**204,188**	**(137,978)**	**–**	**4,142,523**
D. Shedlarz	PSSP	314,291	94,287	(56,598)	–	5,183,210
	Deferred AIP	–	–	–	–	–
	Deferred PCSA	–	–	(1,192,432)	–	12,882,299
	Total:	**314,291**	**94,287**	**(1,249,030)**	**–**	**18,065,509**
I. Read	PSSP	83,177	62,383	(71,115)	–	820,143
	Deferred AIP	627,168	–	301,813	–	5,508,005
	Deferred PCSA	1,102,062	–	(309,775)	–	3,270,007
	Total:	**1,812,407**	**62,383**	**(79,077)**	**–**	**9,598,155**
M. Mackay	PSSP	–	–	–	–	–
	Deferred AIP	–	–	(4,577)	–	439,232
	Deferred PCSA	–	–	(32,438)	–	350,443
	Total:	**–**	**–**	**(37,015)**	**–**	**789,675**
A. Levin	PSSP	208,709	46,960	(137,434)	–	1,563,951
	Deferred AIP	–	–	–	–	–
	Deferred PCSA	–	–	(402,984)	–	4,353,587
	Total:	**208,709**	**46,960**	**(540,418)**	**–**	**5,917,538**
J. LaMattina	PSSP	140,460	63,207	(118,447)	–	1,358,510
	Deferred AIP	–	–	216,944	–	3,867,513
	Deferred PCSA	–	–	(620,852)	–	6,707,295
	Total:	**140,460**	**63,207**	**(522,355)**	**–**	**11,933,318**

Mr. D'Amelio did not participate in any of the Company's Non-Qualified Deferred Compensation Plans during 2007.

(1) The Supplemental Savings Plan contributions were based on the executive's deferral election and the salary shown in the 2007 Summary Compensation Table, as well as bonuses paid in 2007, previously reported.

This table shows amounts that would be payable under existing change-in-control severance agreements.

[illegible]

Name	Severance Amount[1] ($)	Pension Enhancement[2] ($)	Perf. Shares at Target[3] ($)	Early Vesting of Stock Options[4] ($)	Early Vesting of Restricted Stock[5] ($)	Other[6] ($)	Estimated Tax Gross Up[7] ($)	Total ($)
J. Kindler	14,352,000	7,801,033	8,534,342	—	2,519,845	128,859	16,553,695	49,889,775
F. D'Amelio	3,834,675	3,683,156	—	—	2,353,041	135,917	—	10,006,789
I. Read	5,235,974	11,190,654	3,189,428	—	277,778	121,083	9,298,711	29,313,628
M. Mackay	4,370,483	4,497,612	2,142,530	—	332,670	132,482	5,287,065	16,762,842

(1) This amount represents 2.99 times the sum of the executive officer's (a) base salary in effect at the time of termination and (b) the higher of the (x) last full-year annual incentive payment or (y) target annual incentive payment for the year in which termination occurs. These amounts are based on the 2007 salary and bonus paid in 2008 for 2007 performance.

(2) This amount represents the present value of an additional three years of pension service credit (using current compensation) and the elimination of the early retirement reduction under the pension plan. In addition, three years of age are added solely for determining whether Mr. D'Amelio is age 55 for pension benefit commencement purposes.

(3) This amount represents the payout of all outstanding performance-share awards at the target payout level based on the Company's closing stock price on December 31, 2007 ($22.73).

(4) The intrinsic value of the unexercisable options as of December 31, 2007 was $0 because the exercise price of each option was higher than the stock price.

(5) These awards would become vested and the value on December 31, 2007 is shown at $22.73 per share.

(6) This amount represents the present value of post-retirement medical and life insurance coverage for the Named Executive Officers, since they do not currently meet the requirement for coverage.

(7) The estimated tax gross-up is based on the 20% excise tax on certain severance payments including (federal, state and employment taxes).

Former Executives

Dr. LaMattina, Mr. Levin, and Mr. Shedlarz are not included in the Change-in-Control table above because their employment with Pfizer ended on or before December 31, 2007. Rather, the table below summarizes the payments and benefits made to Mr. Levin, Dr. LaMattina and Mr. Shedlarz.

Name	Severance Amount[1] ($)	Pension Enhancement[2] ($)	Normal Pension Benefit[3] ($)	Early Vesting of Stock Options[4] ($)	Pro-rated Vesting of Restricted Stock Units[5] ($)	Other[6] ($)	Total ($)
J. LaMattina	3,276,600	5,319,412	13,454,963	—	469,089	92,804	22,612,868
A. Levin	2,037,538	—	—	—	416,205	148,843	2,602,586
D. Shedlarz	—	—	33,758,405	—	479,458	—	34,237,863

(1) Severance payment based on separation agreement terms.

(2) Dr. LaMattina received a pension enhancement equivalent to elimination of early retirement reduction under the pension plan, consistent with our restructuring severance plan benefits.

(3) Accrued benefit under Pfizer Retirement Plans.

(4) Unvested stock options held by Mr. Levin became vested upon termination. The options are exercisable for up to one year. Dr. LaMattina received retiree treatment of vested and unvested options. The options held for one year or more at the time of retirement, continue to vest and are exercisable for the full grant term. In addition, Dr. LaMattina has until March 31, 2008 to exercise his February 22, 2007 stock option grant. The option grant prices are all above the current share price, therefore no current value is reported here.

(5) The separation agreements for Mr. Levin and Dr. LaMattina, and retirement treatment for Mr. Shedlarz, provided for the payout of a prorated portion of outstanding restricted stock units. The payouts for Dr. LaMattina and Mr. Shedlarz were based on the closing stock price on December 31, 2007 at $22.73. Mr. Levin's payout was based on the closing stock price on November 3, 2007 at $23.67.

(6) Under their separation agreements, Mr. Levin and Dr. LaMattina are eligible for reimbursement of attorney's fees, and 12 months of medical, dental, and life insurance. All separating colleagues are eligible for payment of accrued, unused vacation. Payments for all of these items are included in the "Other" column. Mr. Levin is also eligible for up to $90,000 in outplacement benefits, although no bills had been submitted for this benefit as of December 31, 2007.

The outstanding performance shares as of December 31, 2007 for each departing executive will be prorated and ultimately paid out pursuant to the performance criteria consistent with the terms and conditions of the grants, shortly after completion of each performance period as shown in the table below.

	Levin		LaMattina		Shedlarz		
Performance period[1]	Prorated Target Award	Potential Value at $22.73[2] ($)	Prorated Target Award	Potential Value at $22.73[2] ($)	Prorated Target Award	Potential Value at $22.73[2] ($)	Award Determination
2004-2008	47,212	1,073,129	55,200	1,254,696	61,680	1,401,986	Feb. 2009
2005-2009	23,434	532,655	29,999	681,877	40,003	909,268	Feb. 2010
2006-2008	14,137	321,334	15,380	349,587	21,100	479,603	Feb. 2009
2007-2009	4,371	99,353	5,910	134,334	9,387	213,367	Feb. 2010
	89,154	$2,026,470	106,489	$2,420,495	132,170	$3,004,224	

(1) Performance period is prorated based on days employed divided by actual days in the performance period.

(2) Based on the closing stock price on December 31, 2007 of $22.73.

This table provides certain information as of December 31, 2007 with respect to our equity compensation plans.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	486,217,939[1]	$34.40	228,746,125[2]
Equity compensation plans not approved by security holders	0	N/A	0
Total	486,217,939	$34.40	228,746,125

(1) This amount includes the following:

- 453,026,143 shares issuable upon the exercise of outstanding stock options.
- 4,150,613 and 6,121,227, respectively, issuable pursuant to outstanding share awards that have been granted under the Pfizer Inc. 2004 Stock Plan and the Pfizer Inc. 2001 Performance-Contingent Share Award Plan, but not yet earned as of December 31, 2007. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined by a non-discretionary formula that measures our performance, in terms of total shareholder return and diluted earnings-per-share growth, over the applicable performance period relative to the performance of the industry peer group. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).
- 22,919,956 shares of restricted stock units, issuable pursuant to the 2004 Stock Plan. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).

(2) This amount represents the number of shares available (228,746,125) for issuance pursuant to stock options and awards that could be granted in the future under the Pfizer Inc. 2004 Stock Plan. In accordance with plan provisions, any option granted under the Plan will reduce the available number of shares on a one-to-one basis and any whole share award granted will reduce the available number of shares on a three-to-one basis.

On April 16, 2003, Pfizer acquired Pharmacia Corporation and assumed various stock-based plans. No subsequent grants will be made from any of these plans. As of December 31, 2007, under the Pharmacia 2001 Long-Term Incentive Plan, 31,598,875 shares were issuable upon the exercise of outstanding stock options, including 3,168,801 outstanding reload options, at a weighted average exercise price of $31.48. The reload obligations will be satisfied under this plan from the 39,739,067 shares available. In addition, under the other assumed Pharmacia plans, as of December 31, 2006, there were 25,687,961 shares issuable upon the exercise of outstanding stock options, and those options had a weighted average exercise price per share of $31.93. Information regarding these various options is not included in the above table.

On June 19, 2000, Pfizer acquired Warner-Lambert Company and assumed stock options outstanding under various Warner-Lambert plans pursuant to which no subsequent awards have been or will be made. As of December 31, 2007, there were 12,892,381 shares issuable upon the exercise of stock options under these plans, and those options had a weighted average exercise price per share of $27.39. In addition, 378,229 shares were issuable pursuant to the Warner-Lambert 1996 Stock Plan in settlement of Warner-Lambert Directors' compensation that had been deferred by certain former Warner-Lambert Directors prior to Pfizer's acquisition of Warner-Lambert. Information regarding those options and shares is not included in the above table.

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS, NOMINATION OF DIRECTORS AND OTHER BUSINESS OF SHAREHOLDERS

Under the rules of the SEC, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2009 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 235 East 42nd Street, New York, NY 10017-5755 by November 14, 2008. The proposal should be sent to the attention of the Secretary of the Company.

Under our By-laws, and as permitted by the rules of the SEC, certain procedures are provided that a shareholder must follow to nominate persons for election as Directors or to introduce an item of business at an Annual Meeting of Shareholders. These procedures provide that nominations for Director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to the Secretary of the Company at our principal executive offices. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2009 Annual Meeting no later than:

- 60 days in advance of the 2009 Annual Meeting if it is being held within 30 days preceding the anniversary of the date of this year's Meeting (April 24, 2008) or
- 90 days in advance of the 2009 Annual Meeting if it is being held on or after the anniversary of the date of this year's Meeting.

For any other meeting, the nomination or item of business must be received by the tenth day following the date of public disclosure of the date of the meeting.

Our Annual Meeting of Shareholders is generally held on the fourth Thursday of April. Assuming that our 2009 Annual Meeting is held on schedule, we must receive notice of your intention to introduce a nomination or other item of business at that meeting by February 22, 2009. If we do not receive notice by that date, or if we meet certain other requirements of the SEC rules, the persons named as proxies in the proxy materials relating to that meeting will use their discretion in voting the proxies when these matters are raised at the meeting.

The nomination must contain the following information about the nominee:

- name;
- age;
- business and residence addresses;
- principal occupation or employment;
- the number of shares of common stock beneficially owned by the nominee;
- the information that would be required under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such nominee as a Director; and
- a signed consent of the nominee to serve as a Director of the Company, if elected.

Notice of a proposed item of business must include:

- a brief description of the substance of, and the reasons for conducting, such business at the Annual Meeting;
- the shareholder's name and address as they appear on our records;
- the number of shares of common stock beneficially owned by the shareholder (with supporting documentation where appropriate); and
- any material interest of the shareholder in such business.

The Board is not aware of any matters that are expected to come before the 2008 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should come before the Annual Meeting, the Proxy Committee appointed by the Board of Directors intends to vote the proxies in accordance with their best judgment.

The chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Whether or not you plan to attend the Meeting, please vote by telephone, on the Internet, or by mail.

If you vote by telephone, the call is toll-free. No postage is required for mailing in the United States if you vote by mail using the enclosed prepaid envelope.

By order of the Board of Directors,

Margaret M. Foran
Senior Vice President—Corporate Governance,
Associate General Counsel and Corporate Secretary

Director Qualification Standards

Determination of Independence

To be considered "independent" for purposes of these standards, a director must be determined, by resolution of the Board as a whole, after due deliberation, to have no material relationship with the Company other than as a director. These determinations will be made public annually prior to the directors standing for election to the Board. Except as otherwise noted below, the "Company" includes Pfizer Inc. and its consolidated subsidiaries. In each case, the Board shall broadly consider all relevant facts and circumstances and shall apply the following standards:

1. In no event will a director be considered "independent" if:

   (i) the director is, or has been within the last three years, an employee of the Company; or

   (ii) an immediate family member of the director is, or has been within the last three years, an executive officer of the Company; or

   (iii) the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company (other than director's fees and pension or other forms of deferred compensation for prior service with the Company); or

   (iv) (A) the director or an immediate family member of the director is a current partner of the firm that is the Company's independent registered public accounting firm; or (B) the director is a current employee of such firm; or (C) the director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice, or (D) the director or an immediate family member of the director was within the last three years (but is no longer) a partner or employee of such firm and personally worked on the Company's audit within that time; or

   (v) an executive officer of the Company serves or served on the compensation committee of the board of directors of a company that, at the same time within the last three years, employs or employed either the director or an immediate family member of the director as an executive officer.

2. Audit Committee members may not have any direct or indirect financial relationship whatsoever with the Company other than as directors, and may not be affiliated persons of the Company. Audit committee members may receive directors' fees, in the form of cash, stock, stock units, stock options or other in-kind consideration ordinarily available to directors, and fixed amounts of compensation for prior service with the Company.

3. No director, or immediate family member of a director, may serve as a paid consultant or advisor to the Company or to any executive officer of the Company, or may have a personal services contract with the Company or with any executive officer of the Company.

4. The following commercial relationships will not be considered to be material relationships that would impair a director's independence: (i) if a director is a current employee, or an immediate family member of a director of the Company is a current executive officer of another company that does business with the Company and the annual sales to, or purchases from, the Company in any of the last three fiscal years were less than one percent of the annual revenues of the company the director or the director's immediate family member serves as an executive officer or employee, as applicable; or (ii) if a director or an immediate family member of a director of the Company is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, and the total amount of

either company's indebtedness to the other is less than one percent of the total consolidated assets of the company he or she serves as an executive officer.

5. The following not-for-profit relationship will not be considered to be a material relationship that would impair a director's independence: if a director of the Company, or a director's spouse, serves as an executive officer of a not-for-profit organization, and the Company's, or the Pfizer Foundation's discretionary charitable contributions to the organization, in the aggregate, are less than two percent (or $1,000,000, whichever is greater) of that organization's latest publicly available total revenues.

6. Annually, the Board will review all commercial and charitable relationships of directors to determine whether directors meet the categorical independence tests described in paragraphs 4 and 5. The Board may determine that a director who has a relationship that exceeds the limits described in paragraph 4 (to the extent that any such relationship would not constitute a bar to independence under the New York Stock Exchange listing standards) or paragraph 5, is nonetheless independent. The Company will explain in the next proxy statement the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth in paragraphs 4 or 5.

7. The Company will not make any personal loans or extensions of credit to directors or executive officers.

8. To help maintain the independence of the Board, all directors are required to deal at arm's length with the Company and its subsidiaries and to disclose circumstances material to the director that might be perceived as a conflict of interest.

Charter
Audit Committee

Status

The Audit Committee is a committee of the Board of Directors.

Membership

The Audit Committee shall consist of three or more directors all of whom in the judgment of the Board of Directors shall be independent in accordance with New York Stock Exchange listing standards. Each member shall in the judgment of the Board of Directors have the ability to read and understand the Company's basic financial statements or shall at the time of appointment undertake training for that purpose. At least one member of the Audit Committee shall in the judgment of the Board of Directors be an audit committee financial expert in accordance with the rules and regulations of the Securities and Exchange Commission and at least one member (who may also serve as the audit committee financial expert) shall in the judgment of the Board of Directors have accounting or related financial management expertise in accordance with New York Stock Exchange listing standards.

Purpose

The Audit Committee shall represent and assist the Board of Directors with the oversight of: (a) the integrity of the Company's financial statements and internal controls, (b) the Company's compliance with legal and regulatory requirements, (c) the independent registered public accounting firm's qualifications and independence and (d) the performance of the Company's internal audit function and the independent registered public accounting firm. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

Responsibilities

1. Select and retain (subject to approval by the Company's stockholders), evaluate and terminate when appropriate, the independent registered public accounting firm, set the independent registered public accounting firm's compensation, oversee the work of the independent registered public accounting firm and pre-approve all audit services to be provided by the independent registered public accounting firm.
2. Pre-approve all permitted non-audit services to be performed by the independent registered public accounting firm and establish policies and procedures for the engagement of the independent registered public accounting firm to provide permitted audit and non-audit services.
3. At least annually, receive and review: (a) a report by the independent registered public accounting firm describing the independent registered public accounting firm's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, peer review or Public Company Accounting Oversight Board (PCAOB) review, of the independent auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (b) other required reports from the independent registered public accounting firm.
4. At least annually, consider the independence of the independent registered public accounting firm, including whether the provision by the independent registered public accounting firm of permitted non-audit services is compatible with independence, and obtain and review a report from the independent registered public accounting firm describing all relationships between the firm and the Company.
5. Review with the independent registered public accounting firm:

   (a) the scope and results of the audit;

   (b) any problems or difficulties that the auditor encountered in the course of the audit work, and management's response; and

(c) any questions, comments or suggestions the auditor may have relating to the internal controls, and accounting practices and procedures, of the Company or its subsidiaries.

6. Review, at least annually, the scope and results of the internal audit program, including then current and future programs of the Company's Internal Audit Department, procedures for implementing accepted recommendations made by the independent registered public accounting firm, and any significant matters contained in reports from the Internal Audit Department.

7. Review with the independent registered public accounting firm, the Company's Internal Audit Department, and management: (a) the adequacy and effectiveness of the systems of internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent registered public accounting firm or management), accounting practices, and disclosure controls and procedures (and management reports thereon), of the Company and its subsidiaries; and (b) current accounting trends and developments, and take such action with respect thereto as may be deemed appropriate.

8. Review with management and the independent registered public accounting firm the annual and quarterly financial statements of the Company, including: (a) any material changes in accounting principles or practices used in preparing the financial statements prior to the filing of a report on Form 10-K or 10-Q with the Securities and Exchange Commission; (b) disclosures relating to internal controls over financial reporting; (c) the items required by Statement of Auditing Standards 61 as in effect at that time in the case of the annual statements and Statement of Auditing Standards 100 as in effect at that time in the case of the quarterly statements; and (d) meet to review the Company's specific disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included in the Company's Form 10-K or 10-Q filed with the Securities and Exchange Commission.

9. Recommend to the Board of Directors, based on the review described in paragraphs 4 and 8 above, whether the financial statements should be included in the annual report on Form 10-K.

10. Review earnings press releases, as well as Company policies with respect to earnings press releases, financial information and earnings guidance provided to analysts and rating agencies (this function may be performed by the Chair or the full Committee).

11. Discuss Company policies with respect to risk assessment and risk management, and review contingent liabilities and risks that may be material to the Company and major legislative and regulatory developments which could materially impact the Company's contingent liabilities and risks.

12. Review: (a) the status of compliance with laws, regulations, and internal procedures; and (b) the scope and status of systems designed to promote Company compliance with laws, regulations and internal procedures, through review of reports from management, legal counsel and third parties as determined by the Audit Committee.

13. Establish procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding the Company's accounting, internal controls and auditing matters, as well as for the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters

14. Establish policies for the hiring of employees and former employees of the independent registered public accounting firm.

15. Obtain the advice and assistance, as appropriate, of independent counsel and other advisors as necessary to fulfill the responsibilities of the Audit Committee, and receive appropriate funding from the Company, as determined by the Audit Committee, for the payment of compensation to any such advisors.

16. Conduct an annual performance evaluation of the Audit Committee and annually evaluate the adequacy of its charter.

Meetings

The Audit Committee shall meet at least six times each year and at such other times as it deems necessary to fulfill its responsibilities. The Audit Committee shall periodically meet separately, in executive session, with management, the internal auditor and the independent registered public accounting firm. The Audit Committee shall report regularly to the Board of Directors with respect to its activities and make recommendations to the Board of Directors as appropriate.

Report

The Audit Committee shall prepare a report each year for inclusion in the Company's proxy statement relating to the election of directors.

Charter
Corporate Governance Committee

Status

The Corporate Governance Committee is a committee of the Board of Directors.

Membership

The Corporate Governance Committee shall consist of directors all of whom in the judgment of the Board of Directors shall be independent in accordance with New York Stock Exchange listing standards.

Responsibilities

The Corporate Governance Committee is responsible for considering and making recommendations to the Board concerning the appropriate size, functions and needs of the Board. The Corporate Governance Committee may, at its sole discretion, engage director search firms and has the sole authority to approve the fees and other retention terms with respect to any such firms. The Corporate Governance Committee also has the authority, as necessary and appropriate, to consult with outside advisors to assist in their duties to the Company. This responsibility includes:

- developing and recommending to the Board the criteria for Board membership; candidates are selected for, among other things, their integrity, independence, diversity of experience, leadership; and the ability to exercise sound judgment. Criteria considered include a candidate's scientific expertise; prior government service and experience at policy making levels involving issues affecting business, government, education, technology and areas relevant to the Company's global business.
- considering, recommending and recruiting candidates to fill new positions on the Board;
- reviewing candidates recommended by shareholders;
- conducting the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and
- recommending the Director nominees for approval by the Board and the shareholders.

The Committee's additional functions are:

- to consider questions of possible conflicts of interest of Board members and of our senior executives;
- to monitor and recommend the functions of the various committees of the Board;
- to recommend members of the committees;
- to advise on changes in Board compensation;
- to make recommendations on the structure of Board meetings;
- to recommend matters for consideration by the Board;
- to consider matters of corporate governance and to review, at least annually, our Corporate Governance Principles;
- to consider, and review periodically, Director Qualification Standards;
- to review, periodically, our policy regarding the adoption of a Shareholder Rights Plan;
- to establish Director retirement policies;
- to review the functions of the senior officers and to make recommendations on changes;
- to review and approve transactions with any related person in which the Company is a participant in an amount exceeding $120,000;
- to review annually with the Chairman and Chief Executive Officer the job performance of elected corporate officers and other senior executives;
- to review the outside activities of senior executives;
- to review periodically with the Chairman and Chief Executive Officer the succession plans relating to positions held by elected corporate officers, and to make recommendations to the Board with respect to the selection of individuals to occupy these positions;
- to oversee the evaluation of the Board and its committees;
- to prepare an annual performance evaluation of the Corporate Governance Committee; and
- to maintain an informed status on Company issues related to corporate social responsibility and the Company's participation and visibility as a global corporate citizen.

Charter
Compensation Committee

Status

The Compensation Committee is a committee of the Board of Directors.

Membership

The Compensation Committee shall consist of three or more directors all of whom in the judgment of the Board of Directors shall be independent in accordance with the New York Stock Exchange listing standards. In addition, a person may serve on the Compensation Committee only if the Board of Directors determines that he or she (i) is a "Non-employee Director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code.

Purpose

The purposes of the Compensation Committee are (i) to discharge the responsibilities of the Board of Directors relating to compensation of the Company's CEO and other executives, and (ii) to review and discuss with the Company's management the Compensation Discussion and Analysis (CD&A) to be included in the Company's annual proxy statement and determine whether to recommend to the Board of Directors that the CD&A be included in the proxy statement and (iii) to provide the Compensation Committee Report for inclusion in the Company's proxy statement that complies with the rules and regulations of the Securities and Exchange Commission. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

The Compensation Committee is directly responsible for establishing annual and long-term performance goals and objectives for our elected officers, as well as setting the overall compensation philosophy for the Company. This responsibility includes:

- (i) evaluating the performance of the CEO and other elected officers in light of the approved performance goals and objectives;
- (ii) setting the compensation of the CEO and other elected officers based upon the evaluation of the performance of the CEO and the other elected officers, respectively;
- (iii) making recommendations to the Board of Directors with respect to new cash-based incentive compensation plans and equity-based compensation plans; and
- (iv) preparing an annual performance self-evaluation of the Compensation Committee.

In addition, the Compensation Committee:

- (i) administers the Company's stock plans;
- (ii) determines and certifies the shares awarded under corporate performance-based plans;
- (iii) grants options and awards under the stock plans;
- (iv) advises on the setting of compensation for senior executives whose compensation is not otherwise set by the Committee; and
- (v) monitors compliance by officers with our program of required stock ownership.

In determining the long-term incentive component of the compensation of the Company's CEO and other elected officers, the Compensation Committee may consider: (i) the Company's performance and relative shareholder return; and, (ii) the value of similar incentive awards to chief executive officers and elected officers at comparable companies.

The Committee has the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate in its sole discretion.

The Compensation Committee may, in its sole discretion, employ a compensation consultant to assist in the evaluation of the compensation of the Company's CEO or other elected officers. The Compensation Committee shall have the sole authority to approve the fees and other retention terms with respect to such a compensation consultant. The Compensation Committee also has the authority, as necessary and appropriate, to consult with other outside advisors to assist in its duties to the Company.

Meetings

The Compensation Committee shall meet at least four times each year and at such other times as it deems necessary to fulfill its responsibilities.

Charter
Science and Technology Committee

Status

The Science and Technology Committee is a committee of the Board of Directors.

Purpose

The Science and Technology Committee shall periodically examine management's direction and investment in the Company's pharmaceutical research and development and technology initiatives. The Committee will function as a broadly knowledgeable and objective group of scientists and non-scientists to consider and report periodically to the Board on matters relating to the investment in the Company's research and development and technology initiatives.

Membership

The Science and Technology Committee shall consist of three or more directors. At least one member of the Committee shall, in the judgment of the Board of Directors, have scientific research expertise. The Committee may engage external consultants, providing a broad range of expertise in both basic and clinical sciences, as well as technologies.

Responsibilities

The Science and Technology Committee may meet privately with independent consultants and be free to speak directly and independently with any members of management in discharging its responsibilities.

The Committee shall meet at such times as it deems to be necessary or appropriate, but not less than twice each year, and shall report at the next Board meeting following each such committee meeting.

The Committee will conduct an annual evaluation of its effectiveness, to determine if the purpose and responsibilities are consistent with the guidelines of the Charter of the Science and Technology Committee, and are clearly aligned with the Company's strategic science and technology research goals and objectives.

In addition, the Committee will:

- review, evaluate and report to the Board of Directors regarding performance of the research leaders in achieving the long-term strategic goals and objectives and the quality and direction of the Company's pharmaceutical research and development programs.
- identify and discuss significant emerging science and technology issues and trends.
- determine whether there is sufficient and ongoing external review from world-class experts across both research and development, pertaining to the Company's therapeutic areas.
- review the Company's approaches to acquiring and maintaining a range of distinct technology positions (including, but not limited to, contracts, grants, collaborative efforts, alliances and venture capital).
- evaluate the soundness/risks associated with the technology in which the Company is investing its research and development efforts.
- periodically review the Company's overall patent strategies.

Charter of the Lead Independent Director

The Pfizer Board of Directors annually elects a non-management director to serve in a lead capacity. Although annually elected, the Lead Independent Director is generally expected to serve for more than one year.

The Lead Independent Director coordinates the activities of the other non-management directors, and performs such other duties and responsibilities as the Board of Directors may determine.

The specific responsibilities of the Lead Independent Director are as follows:

Preside at Executive Sessions

- Preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors.

Call Meetings of Independent Directors

- Has the authority to call meetings of the independent directors.

Function as Liaison with the Chairman

- Serve as principal liaison on Board-wide issues between the independent directors and the Chairman.

Participate in flow of information to the Board such as board meeting agendas and schedules

- Approve the quality, quantity and timeliness of information sent to the Board as well as approving meeting agenda items.
- Approve meeting schedules to assure that there is sufficient time for discussion of all agenda items.

Recommend Outside Advisors and Consultants

- Recommend to the Chairman the retention of outside advisors and consultants who report directly to the Board of Directors on board-wide issues.

Shareholder Communication

- If requested by shareholders, ensure that he/she is available, when appropriate, for consultation and direct communication.

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Appendix A
2007 Financial Report

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Introduction

Our Financial Review is provided in addition to the accompanying consolidated financial statements and footnotes to assist readers in understanding Pfizer's results of operations, financial condition and cash flows. The Financial Review is organized as follows:

- *Overview of Our Performance and Operating Environment.* This section provides information about the following: our business; our 2007 performance; our operating environment and response to key opportunities and challenges; our cost-reduction initiatives; our strategic initiatives, such as significant licensing and new business development transactions, as well as the disposition of our Consumer Healthcare business in December 2006; and our expectations for 2008.
- *Accounting Policies.* This section, beginning on page 11, discusses those accounting policies that we consider important in understanding Pfizer's consolidated financial statements. For additional accounting policies, see Notes to Consolidated Financial Statements—*Note 1. Significant Accounting Policies.*
- *Analysis of the Consolidated Statement of Income.* This section, beginning on page 14, provides an analysis of our revenues and products for the three years ended December 31, 2007, including an overview of important product developments; a discussion about our costs and expenses, including an analysis of the financial statement impact of our discontinued operations and dispositions during the period; and a discussion of Adjusted income, which is an alternative view of performance used by management.
- *Financial Condition, Liquidity and Capital Resources.* This section, beginning on page 29, provides an analysis of our balance sheet as of December 31, 2007 and 2006, and cash flows for each of the three years ended December 31, 2007, 2006 and 2005, as well as a discussion of our outstanding debt and commitments that existed as of December 31, 2007. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to help fund Pfizer's future activities.
- *New Accounting Standards.* This section, beginning on page 32, discusses accounting standards that we have recently adopted, as well as those that have been recently issued, but not yet adopted by us. For those standards that we have not yet adopted, we have included a discussion of the expected impact to Pfizer, if known.
- *Forward-Looking Information and Factors That May Affect Future Results.* This section, beginning on page 33, provides a description of the risks and uncertainties that could cause actual results to differ materially from those discussed in forward-looking statements presented in this Financial Review relating to our financial results, operations and business plans and prospects. Such forward-looking statements are based on management's current expectations about future events, which are inherently susceptible to uncertainty and changes in circumstances. Also included in this section are discussions of Financial Risk Management and Legal Proceedings and Contingencies.

Overview of Our Performance and Operating Environment

Our Business

We are a global, research-based company applying innovative science to improve world health. Our efforts in support of that purpose include the discovery, development, manufacture and marketing of safe and effective medicines; the exploration of ideas that advance the frontiers of science and medicine; and the support of programs dedicated to illness prevention, health and wellness, and increased access to quality healthcare. Our value proposition is to demonstrate that our medicines can effectively prevent and treat disease, including the associated symptoms and suffering, and can form the basis for an overall improvement in healthcare systems and their related costs. Our revenues are derived from the sale of our products, as well as through alliance agreements, under which we co-promote products discovered by other companies.

Our Pharmaceutical segment represented approximately 92% of our total revenues in 2007 and, therefore, developments relating to the pharmaceutical industry can have a significant impact on our operations.

Our 2007 Performance

We delivered a solid performance in 2007, reflecting the favorable impact of foreign exchange, the important contributions of many of our products launched since 2005 and our in-line products in the aggregate performing well in a tough operating environment, largely offset by revenue declines from the loss of U.S. exclusivity of Zoloft in August 2006 and Norvasc in March 2007, and other factors.

Specifically, in 2007:

- *Revenues* of $48.4 billion were flat compared to 2006, due primarily to the favorable impact of foreign exchange, an aggregate year-over-year increase in revenues from products launched since 2005 and the solid aggregate performance of the balance of our broad portfolio of patent-protected medicines, offset by the impact of loss of U.S. exclusivity on Zoloft in August 2006 and Norvasc in March 2007. Zoloft and Norvasc collectively experienced a decline in revenues of about $3.5 billion in 2007 compared to 2006. These declines were offset by an aggregate revenue increase in new products and the balance of our portfolio of patent-protected products and alliance revenues, such as:

(MILLIONS OF DOLLARS)	YEAR ENDED DEC 31, 2007	2006	% CHANGE
Chantix/Champix	$ 883	$ 101	773
Caduet	568	370	54
Lyrica	1,829	1,156	58
Celebrex	2,290	2,039	12
Zyvox	944	782	21
Vfend	632	515	23
Sutent	581	219	166
Xalatan/Xalacom	1,604	1,453	10
Alliance revenue	1,789	1,374	30

As of November 2007, our portfolio of medicines included three of the world's 25 best-selling medicines, with seven medicines that led their therapeutic areas based on revenues. (See further discussion in the "Analysis of the Consolidated Statement of Income" section of this Financial Review.)

- *Decision to Exit Exubera:*

  Exubera was the first inhaled insulin therapy for the treatment of diabetes, and since May 2006, had been launched in Germany, Ireland, the U.K. and the U.S. In the third quarter of 2007, after an assessment of the financial performance of Exubera, as well as its lack of acceptance by patients, physicians and payers, we decided to exit the product.

  Our Exubera-related exit plans included working with physicians over a three-month period to transition patients to other treatment options, evaluating redeployment options for colleagues, working with our partners and vendors with respect to transition and exit activities, working with regulators on concluding outstanding clinical trials, implementing an extended transition program for those patients unable to transition to other medications within the three-month period, and exploring asset disposal or redeployment opportunities, as appropriate, among other activities.

  As part of this exit plan, in 2007, we paid $135 million to one of our partners in satisfaction of all remaining obligations under existing agreements relating to Exubera and a next generation insulin (NGI) under development. In addition, in the event that a new partner is selected, we have agreed to transfer our remaining rights and all economic benefits for Exubera and NGI. This transfer of our interests would include the transfer of the Exubera New Drug Application and Investigational New Drug Applications and all non-U.S. regulatory filings and applications, continuation of ongoing Exubera clinical trials and certain supply chain transition activities.

  Total pre-tax charges for 2007 were $2.8 billion, virtually all of which were recorded in the third quarter. The financial statement line items in which the various charges are recorded and related activity are as follows:

(MILLIONS OF DOLLARS)	CUSTOMER RETURNS-REVENUES	COST OF SALES	SELLING INFORMATIONAL & ADMINISTRATIVE EXPENSES	RESEARCH & DEVELOPMENT EXPENSES	TOTAL	ACTIVITY THROUGH DEC. 31, 2007[a]	ACCRUAL AS OF DEC. 31, 2007
Intangible asset impairment charges[b]	$—	$1,064	$41	$ —	$1,105	$1,105	$ —
Inventory write-offs	—	661	—	—	661	661	—
Fixed assets impairment charges and other	—	451	—	3	454	454	—
Other exit costs	10	427	44	97	578	164	414[c]
Total	$10	$2,603	$85	$100	$2,798	$2,384	$414

[a] Includes adjustments for foreign currency translation.

[b] Amortization of these assets had previously been recorded in *Cost of sales* and *Selling, informational and administrative expenses.*

[c] Included in *Other current liabilities* ($375 million) and *Other noncurrent liabilities* ($39 million).

  The asset write-offs (intangibles, inventory and fixed assets) represent non-cash charges. The other exit costs, primarily severance, contract and other termination costs, as well as other liabilities, are associated with marketing and research programs, and manufacturing operations related to Exubera. These exit costs resulted in cash expenditures in 2007 (such as the $135 million settlement referred to above) and will result in additional cash expenditures in 2008. We expect that substantially all of the cash spending will be completed within the next year. During the exit of this product, certain additional cash costs will be incurred and reported in future periods, such as maintenance-level operating costs. However, those future costs are not expected to be significant. We expect that substantially all exit activities will be completed within the next year.

- *Income from continuing operations before cumulative effect of a change in accounting principles* was $8.2 billion compared to $11.0 billion in 2006. The decrease was primarily due to event-driven expenses, such as:

  - higher asset impairment charges. In 2007, we expensed $2.8 billion, pre-tax, related to our decision to exit Exubera, compared to $320 million, pre-tax, in 2006, related to the impairment of our Depo-Provera intangible asset; and
  - higher restructuring charges and acquisition-related costs associated with our expanded cost-reduction initiatives,

  partially offset by:

  - lower *Acquisition-related in-process research and development charges* (IPR&D). In 2007, we incurred IPR&D expenses of $283 million, pre-tax, primarily related to our acquisitions of BioRexis Pharmaceutical Corp. (BioRexis) and Embrex, Inc. (Embrex), compared with IPR&D of $835 million, pre-tax, in 2006, primarily related to our acquisitions of PowderMed Ltd. (PowderMed), and Rinat Neuroscience Corp. (Rinat);
  - higher interest income compared to 2006, due primarily to higher net financial assets during 2007 compared to 2006, reflecting proceeds of $16.6 billion from the sale of our Consumer Healthcare business, and higher interest rates; and
  - a lower effective income tax rate. In 2007, our effective tax rate on continuing operations of 11.0% was lower than the 15.3% rate in 2006, which largely reflects the tax impact of our decision to exit Exubera in 2007, the tax impact of higher cost-reduction expenditures in 2007 compared to 2006 and the volume and geographic mix of product sales in 2007 compared to 2006.

- *Discontinued operations—net of tax* were losses of $69 million in 2007, compared with income of $8.3 billion in 2006. The results in 2006 relate primarily to our former Consumer Healthcare business, which was sold on December 20, 2006. The 2006 amount includes the gain on the sale of this business of approximately $7.9 billion, after tax. (See further discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Dispositions" and "Analysis of the Consolidated Statement of Income" sections of this Financial Review.)

- *Acquisitions*—We completed a number of strategic acquisitions that we believe will strengthen and broaden our existing pharmaceutical capabilities. In 2007, we acquired BioRexis, a privately held biopharmaceutical company with a number of diabetes candidates and a novel technology platform for developing new protein drug candidates, and Embrex, an animal health company that possesses a unique vaccine delivery system known as Inovoject that improves consistency and reliability by inoculating chicks while they are still inside the egg. (See further discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review.)

- *Cost-reduction initiatives*—We made significant progress with our cost-reduction initiatives, which are a broad-based, company-wide effort to improve performance and efficiency. We incurred related costs of approximately $3.9 billion in 2007, $2.1 billion in 2006 and $763 million in 2005. Building on what had already been accomplished, in January 2007, we announced additional plans to change the way we run our business to meet the challenges of a changing business environment and to take advantage of the diverse opportunities in the marketplace. We are generating cost reductions through site rationalizations in Research and Development (R&D) and manufacturing, streamlining organizational structures, sales force and staff function reductions, and increased outsourcing and procurement savings. (See further discussion in the "Cost-Reduction Initiatives" section of this Financial Review.)

On January 23, 2008, we filed a Current Report on Form 8-K, which included a press release announcing our fourth-quarter and full-year 2007 financial results. In completing our final analysis, we determined that our accruals related to U.S. rebate liabilities were understated by $195 million, pre-tax, and $154 million, after-tax. While not material to understanding fourth quarter and full year 2007 financial results contained in our January 23, 2008, press release, the amounts disclosed above have been recorded in our actual results for the fourth quarter and full year 2007. We believe noting this change is beneficial to understanding our actual results for the fourth quarter and full year 2007 contained in this financial report.The impact of this change was as follows:

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	FOURTH QUARTER 2007		FULL YEAR 2007	
	PER JANUARY FORM 8-K	ACTUAL	PER JANUARY FORM 8-K	ACTUAL
Revenues	$13,065	$12,870	$48,613	$48,418
Net income	2,878	2,724	8,298	8,144
Diluted earnings per share	0.42	0.40	1.20	1.17
Adjusted income*	3,556	3,402	15,267	15,113
Adjusted diluted earnings per share*	0.52	0.50	2.20	2.18

* For an understanding of Adjusted income, see the "Adjusted income" section of this Financial Review.

Our Operating Environment and Response to Key Opportunities and Challenges

We and our industry continue to face significant challenges in a profoundly changing business environment, and we are taking steps to fundamentally change the way we run our businesses to meet these challenges, as well as to take advantage of the diverse and attractive opportunities that we see in the marketplace. In response to these challenges and opportunities, we announced five priorities in January 2007:

- Maximize our near and long-term revenues;
- Establish a lower and more flexible cost base;
- Create smaller, more focused and more accountable operating areas;
- Engage more productively with customers, patients, physicians and other collaborators; and
- Make Pfizer a great place to work.

We believe that we have made progress on all of these goals. For details about our strategic initiatives, see the "Our Strategic Initiatives—Strategy and Recent Transactions" section of this Financial Review, and for details about our cost-reduction initiatives, see the "Cost-Reduction Initiatives" section of this Financial Review.

There are a number of industry-wide factors that may affect our business and they should be considered along with the information presented in the "Forward-Looking Information and Factors That May Affect Future Results" section of this Financial Review. Such industry-wide factors include pricing and access, intellectual property rights, product competition, the regulatory environment, pipeline productivity and the changing business environment.

Pricing and Access

We believe that our medicines provide significant value for both healthcare providers and patients, not only from the improved treatment of diseases, but also from a reduction in other healthcare costs such as hospitalization or emergency room costs. Notwithstanding the benefits of our products, the pressures from governments and other payer groups are continuing and increasing. These pressure points can include price controls, price cuts (directly or by rebate actions) and regulatory changes that limit access to certain medicines.

- Governments around the world continue to seek discounts on our products, either by leveraging their significant purchasing power or by mandating prices or implementing various forms of price controls. The growing power of managed care organizations in the U.S. has similarly increased the pressure on pharmaceutical prices and access.

- In the U.S., the enactment of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Medicare Act), which went into effect in 2006, expanded access to medicines to patients-in-need through prescription drug benefits for Medicare beneficiaries. This program has been successfully implemented, with high levels of beneficiary satisfaction and lower-than-expected costs to the government due to the enhanced purchasing power of medical plans in the private sector to negotiate on behalf of Medicare beneficiaries. Despite this success, the exclusive role of medical plans in the private sector in negotiating prices for the Medicare drug benefit remains controversial and legislative changes to allow the federal government to directly negotiate prices with pharmaceutical manufacturers have been proposed. While expanded access under the Medicare Act has resulted in increased sales of our products, the substantial purchasing power of medical plans that negotiate on behalf of Medicare beneficiaries has increased the pressure on prices.

- In response to cost concerns by payers, utilization of generics is increasing as a percentage of total pharmaceutical use, especially in the U.S. Payers are also selectively sponsoring campaigns designed to interchange generic products for molecularly dissimilar branded products within a therapeutic category.
- Consumers have become aware of global price differences that result from price controls imposed by certain governments and some have become more vocal about their desire that governments allow the sourcing of medicines across national borders. In the U.S., there have been several proposals advanced by federal legislators to allow easier importation of medicines, despite the increased risk of receiving inferior or counterfeit products.
- Pharmaceutical promotion is highly regulated in most markets around the world. In the U.S., there is growing interest at both the federal and state level in further restricting marketing communications and increasing the level of disclosure of marketing activities.
- A growing number of health systems in markets around the world are employing comparable effectiveness evaluations and using their findings to inform pricing and access decisions, especially for newly introduced pharmaceutical products. In the U.S., there is growing interest by government and private payers in adopting comparable effectiveness methodologies. While adoption may enhance the industry's ability to demonstrate the relative value of its products, it is also possible that implemented comparative effectiveness conventions may be designed by payers to minimize product differences.

Our response:

- We will continue to work within the current legal and pricing structures, as well as continue to review our pricing arrangements and contracting methods with payers, to maximize access to patients and minimize the impact on our revenues.
- We will continue to actively engage patients, physicians and payers in dialogues about the value of our products and how we can best work with them to prevent and treat disease, and improve outcomes.
- We will continue to encourage payers to work with us early in the development process to ensure that our approved products will deliver the value expected by those payers.
- We will continue to be a constructive force in helping to shape healthcare policy and regulation of our products.

Intellectual Property Rights

Our business model is highly dependent on intellectual property rights, primarily in the form of government-granted patent rights, and on our ability to enforce and defend those rights around the world.

- Intellectual property legal protections and remedies are a significant factor in our business. Many of our products are protected by a wide range of patents, such as composition-of-matter patents, compound patents, patents covering processes and procedures and/or patents issued for additional indications or uses. As such, many of our products have multiple patents that expire at varying dates, thereby strengthening our overall patent protection. However, once patent protection has expired or been lost prior to the expiration date as the result of a legal challenge, generic pharmaceutical manufacturers generally produce similar products and sell those products for a lower price. This price competition can substantially decrease our revenues for products that lose exclusivity, often in a very short period in the U.S. in the first year after patent expiration. Revenues in many international markets do not have the same sharp decline compared to the U.S. in the first year after loss of exclusivity, due to less restrictive policies on generic substitution, different competitive dynamics, and less intervention by government/payers in physician decision-making, among other factors.
- The loss of patent protection with respect to any of our major products can have a material adverse effect on future revenues and our results of operations. As mentioned above, our performance in 2007 was significantly impacted by the loss of U.S. exclusivity of Zoloft in August 2006 and Norvasc in March 2007. Further, we face a substantial adverse impact on our 2008 performance from the loss of U.S. exclusivity and cessation of marketing for Zyrtec/Zyrtec D in January 2008, and the expiration of our U.S. basic patent for Camptosar in February 2008. These four products represented 12% of our total revenues for the year ended December 31, 2007, and 20% of our total revenues for the year ended December 31, 2006.
- Patents covering our products are also subject to legal challenges. Increasingly, generic pharmaceutical manufacturers are launching products that are under legal challenge for patent infringement before the final resolution of the associated legal proceedings—called an "at-risk" launch. The success of any of these "at-risk" challenges could significantly impact our revenues and results of operations. Generic manufacturers are also advancing increasingly novel interpretations of patent law to establish grounds for legal challenges to branded patents.
- There is a continuing disparity in the recognition and enforcement of intellectual property rights among countries worldwide. Organizations such as the World Trade Organization (WTO), under the WTO Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPS), have been instrumental in educating governments about the long-term benefits of strong patent laws. However, activists have used both putative ethical arguments and technical loopholes to weaken the pharmaceutical industry's position in developing markets.
- The integrity of our products is subject to an increasingly predatory atmosphere, seen in the growing problem of counterfeit drugs, which can harm patients through a lack of active ingredients, the inclusion of harmful components or improper accompanying packaging. Our ability to work with law enforcement to successfully counter these dangerous criminal activities will have an impact on our revenues and results of operations.

Our response:

- We will continue to aggressively defend our patent rights against increasingly aggressive infringement whenever appropriate. (See also Notes to Consolidated Financial Statements—*Note 20. Legal Proceedings and Contingencies*).
- We will continue to participate in the generics market for our products, whenever appropriate, once they lose exclusivity.
- We will continue to take actions to deliver more products of greater value more quickly. (See further discussion in the "Regulatory Environment and Pipeline Productivity" section of this Financial Review.)
- We will continue to support efforts that strengthen worldwide recognition of patent rights, while taking necessary steps to ensure appropriate patient access.
- We will continue to employ innovative approaches to prevent counterfeit pharmaceuticals from entering the supply chain and to achieve greater control over the distribution of our products.

Product Competition

Some of our products face competition in the form of generic drugs or new branded products, which treat similar diseases or indications. For example, we lost U.S. exclusivity for Zithromax in November 2005, Zoloft in August 2006 and Norvasc in March 2007 and, as expected, significant revenue declines followed. In addition, the U.S. basic patent for Camptosar expired in February 2008. Lipitor began to face competition in the U.S. from generic pravastatin (Pravachol) in April 2006 and generic simvastatin (Zocor) in June 2006, in addition to other competitive pressures.

Our response:

- We will continue to highlight the benefits of our products, in terms of cost, safety and efficacy, as appropriate, as we seek to serve significantly more patients around the world. (For detailed information about Lipitor and other significant products, see further discussion in the "Revenues—Pharmaceutical—Selected Product Descriptions" section of this Financial Review.)
- We are committed to driving innovation in product life cycle management by taking a broader look at our business model and examining it from all angles. We believe there are opportunities to better manage our products' growth and development throughout their entire time on the market and bring innovation to our "go to market" promotional and commercial strategies. We plan to develop ways to further enhance the value of mature products, as well as those close to losing their exclusivity, and to create product-line extensions where feasible. In connection with the production of these products, we are pursuing new ways to accelerate our high-quality, low-cost manufacturing initiatives.

Regulatory Environment and Pipeline Productivity

The discovery and development of safe, effective new products, as well as the development of additional uses for existing products, are necessary for the continued strength of our businesses.

- We are confronted by increasing regulatory scrutiny of drug safety and efficacy even as we continue to gather safety and other data on our products, before and after the products have been launched.
- The opportunities for improving human health remain abundant as scientific innovation increases daily into new and more complex areas and as the extent of unmet medical needs remains high.
- Our product lines must be replenished over time in order to offset revenue losses when products lose their exclusivity, as well as to provide for growth.

Our response:

- As the world's largest privately funded biomedical operation, and through our global scale, we will continue to develop and deliver innovative medicines that will benefit patients around the world. We will continue to make the investments necessary to serve patients' needs and to generate long-term growth. For example:
  - We will refocus our investments on disease areas of major unmet medical needs and advance new technologies. We expect to become an industry leader in biotherapeutics and build best-in-class vaccine capabilities.
  - During 2007, we continued to introduce new products, including Selzentry in the U.S. and, in Europe, Celsentri (the trade name for Selzentry in Europe), and Ecalta (the trade name for Eraxis in Europe).
  - During 2007, we or our development partners submitted two new drug applications (NDAs) to the U.S. Food and Drug Administration (FDA) for Fablyn (lasofoxifene) and Spiriva Respimat.
  - Several key medicines received approval for new indications in 2007, including approvals in the U.S. for Lyrica for the treatment of fibromyalgia, Lipitor for secondary prevention of cardiovascular events in patients with established coronary heart disease and Fragmin for the prevention of blood clots in patients with cancer. In the E.U., medicines that received approval for new indications in 2007 were Celebrex, for the treatment of ankylosing spondylitis, and Sutent, for metastatic renal cell carcinoma (mRCC) as a first-line treatment and for gastrointestinal stromal tumors (GIST) as a second-line treatment.
  - We continue to conduct research on a scale that can help redefine medical practice. Our R&D pipeline includes 213 projects in development: 151 new molecular entities and 62 product-line extensions. They span multiple therapeutic areas, and we are leveraging our status as the industry's partner of choice to expand our licensing operations. In addition, we have more than 320 projects in discovery research. During 2007, 34 new compounds were advanced from discovery research into preclinical development, 22 preclinical development candidates progressed into Phase 1 human testing and 16 Phase 1 clinical development candidates advanced into Phase 2 proof-of-concept trials and safety studies.
- We will continue to focus on reducing attrition as a key component of our R&D productivity improvement effort. For several years, we have been revising the quality hurdles for candidates entering development, as well as throughout the development process. As the quality of candidates has improved, the development attrition rate has begun to fall. Two

new molecular entities and multiple new indication programs for in-line products advanced into Phase 3 development during 2007. We expect a significant number of new molecular entities and new indication programs to advance to Phase 3 by the end of 2009. With the progress we are seeing in our pipeline — as well as our efforts in reducing our attrition rate — we are also continuing to target having a steady stream of new medicines from our internal R&D, four a year, starting in 2011.

- While a significant portion of R&D is done internally, we will continue to seek to expand our pipeline by entering into agreements with other companies to develop, license or acquire promising compounds, technologies or capabilities. Co-development, alliance and license agreements and acquisitions allow us to capitalize on these compounds to expand our pipeline of potential future products.
  - Due to our strength in marketing and our global reach, we are able to attract other organizations that may have promising compounds and that can benefit from our strength and skills. We have more than 400 alliances across the entire spectrum of the discovery, development and commercialization process.
  - In the second quarter of 2007, we entered into a collaboration agreement with Bristol-Myers Squibb Company (BMS) to further develop and commercialize apixaban, an oral anticoagulant compound discovered by BMS, and in a separate agreement, we are also collaborating with BMS on the research, development and commercialization of DGAT-1 inhibitors. (See further discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review.)
  - We are building a major presence in biologics by recognizing that our core strength with small molecules must be complemented by large molecules, as they involve some of the most promising R&D technology and cutting-edge science in medical research, as well as integrating our investments, R&D and existing internal capabilities with disciplined business development. In 2007, we acquired BioRexis, a privately held biopharmaceutical company with a number of diabetes candidates and a novel technology platform for developing new protein drug candidates. In 2006, we acquired Rinat, a biologics company with several new central-nervous-system product candidates. In 2005, the acquisition of Vicuron Pharmaceuticals Inc. (Vicuron) built on Pfizer's extensive experience in anti-infectives and demonstrates our commitment to strengthen and broaden our pharmaceutical business through strategic product acquisitions.
  - The acquisition of PowderMed in 2006 is enabling us to explore vaccines across various therapeutic areas using the acquired vaccine technology and delivery device. (See further discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review.)
  - Our goal is to launch two new externally-sourced products each year beginning in 2010.

Changing Business Environment

With the business environment changing rapidly, as described above, we recognize that we must also fundamentally change the way we run our company to meet those challenges.

As a result, we will:

- Continue to streamline our company to reduce bureaucracy and enable us to move quickly.
- Continue to restructure our cost base to drive efficiencies and enable greater agility and operating flexibility.
- Continue to simplify our R&D organization and improve productivity by consolidating each of the research teams focused on any given therapeutic area to one of four major sites.
- Revitalize our internal R&D approach by focusing our efforts to improve productivity and give discovery and development teams more flexibility and clearer goals, as well as committing considerable resources to promising therapeutic areas, including oncology, diabetes and neurological disorders, among others. Although we decided to exit Exubera, we remain committed to investing resources in the development of new and innovative medicines to manage diabetes.
- Focus our business development by thoroughly assessing every therapeutic area, looking at gaps we have identified and accelerating programs we already have. We are also developing opportunistic strategies concerning the best products, product candidates and technologies.
- Drive innovation in product life-cycle management by taking a broader look at our business model and examining it from all angles. We believe there are opportunities to better manage our products' growth and development throughout their entire time on the market and bring innovation to our "go to market" promotional and commercial strategies. We plan to develop ways to further enhance the value of mature products, as well as those close to losing their exclusivity, and to create product-line extensions where feasible. In connection with the production of these products, we are pursuing new ways to accelerate our high-quality, low-cost manufacturing initiatives.
- Seek complementary opportunities in products and technologies that have the potential to leverage our capabilities and are aligned with our goals of improving health.
- Continue to address the wide array of patient populations through our innovative access and affordability programs.

See further discussion in the "Our Cost-Reduction Initiatives" section of this Financial Review.

In addition to the above challenges and opportunities, we believe that there are other opportunities for revenue generation for our products, including:

- Current demographics of developed countries indicate that people are living longer and, therefore, have a growing demand for high-quality healthcare, and the most effective medicines.
- Revising our sales model, where appropriate, to better engage physicians and customers.

- The large number of patients within our various therapeutic categories that are untreated. For example, of the tens of millions of Americans who need medical therapy for high cholesterol, we estimate only about one-fourth are actually receiving treatment.
- Refocusing the debate on health policy to address the cost of disease that remains untreated and the benefits of investing in prevention and wellness to not only improve health, but save money.
- Developing medicines that meet medical need and that patients will take; that physicians will prescribe; that customers will pay for; and that add the most value for Pfizer.
- Stepping up our focus and investments in emerging markets by developing strategies in areas, especially Eastern Europe and Asia, where changing demographics and economics will drive growing demand for high-quality healthcare and offer the best potential for our products.
- Worldwide emphasis on the need to find solutions to difficult problems in healthcare systems.

Our Cost-Reduction Initiatives

During 2007, 2006 and 2005, we made significant progress with our cost-reduction initiatives, which were designed to increase efficiency and streamline decision-making across the company. These initiatives were launched in early 2005 and broadened in October 2006.

On January 22, 2007, we announced additional plans to change the way we run our business to meet the challenges of a changing business environment and take advantage of the diverse opportunities in the marketplace. We are generating net cost reductions through site rationalization in R&D and manufacturing, streamlining organizational structures, sales force and staff function reductions, and increased outsourcing and procurement savings. Our cost-reduction initiatives will result in the elimination of about 10,000 positions, or about 10% of our total worldwide workforce by the end of 2008. These and other actions will allow us to reduce costs in support services and facilities, and to redeploy a portion of the hundreds of millions of dollars saved into the discovery and development work of our scientists. These and other initiatives are discussed below.

Net of various cost increases and investments during 2007, we achieved, on a constant currency basis (the actual foreign exchange rates in effect in 2006), a reduction of about $560 million in the *Selling, informational and administrative expenses* (SI&A) pre-tax component of Adjusted income compared to 2006. By the end of 2008, we expect to achieve a net reduction of the pre-tax total expense component of Adjusted income of at least $1.5 billion to $2.0 billion, compared to 2006 on a constant currency basis (the actual foreign exchange rates in effect in 2006). (For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.)

Projects in various stages of implementation include:

Pfizer Global Research and Development (PGRD)—

- *Creating a More Agile and Productive Organization*—To increase efficiency and effectiveness in bringing new therapies to patients-in-need, in January 2007, PGRD announced a number of actions to transform the research division. Many of the actions have been completed. We have exited two discovery therapeutic areas (Gastrointestinal & Hepatology and Dermatology), though we continue to develop compounds in those areas that are already in the pipeline. We have consolidated each research therapeutic area into a single site. In addition, of six sites that were identified for closure, two (Mumbai, India and Plymouth Township, Michigan) have been closed. Operations have been scaled back significantly in the other four sites (Ann Arbor and Kalamazoo, Michigan; Nagoya, Japan; and Amboise, France). The timing of final closure of the remaining sites is subject to business needs and, in the case of Nagoya and Amboise, to consultation with works councils and local labor law. As of December 31, 2007, all portfolio project transfers were completed with minimal progress development interruption and are now in their new sites. This reorganization has resulted in smaller, more agile research units designed to drive the growth of our bigger pipeline, while maintaining costs, and generating more products.
- *Standardization of Practices*—Standardization of practices across PGRD is driving costs down and increasing efficiencies in our research facilities, resulting in significant savings. Centers of emphasis have been built to take advantage of special skill sets, reduce waste and enhance asset utilization. We substantially reduced the number of pilot plants that manufacture the active ingredients for our clinical supplies, making more efficient use of the capacity retained. Clinical supply depots across the globe are being realigned with future needs. For example, across Europe and Canada 26 out of 37 depots have been identified for rationalization, with 24 closures completed through December 31, 2007.
- *Enhanced Clinical Trial Design*—To reduce the frequency and cost of clinical trial failures, a common problem across the industry, a key objective for PGRD has been to improve our clinical trial design process. For this reason, PGRD has standardized and broadly applied advanced improvements in quantitative techniques. For example, pharmacokinetic/pharmacodynamic modeling and computer-based clinical trial simulation, along with use of leading-edge statistical techniques, including adaptive learning and confirming approaches, are being used and we have begun to transform the way clinical trials are designed. Benefits achieved to date from this initiative include improvements in positive predictive capacity, efficiency, risk management and knowledge management. Once fully implemented, this Enhanced Clinical Trial Design initiative is expected to yield significant savings and enhance research productivity.

Two new molecular entities and multiple new indication programs for in-line products advanced into Phase 3 development during 2007. We expect a significant number of new molecular entities and new indication programs to advance to Phase 3 by the end of 2009. We intend to increase resources dedicated to biotherapeutics, with the objectives of launching one product per year within 10 years, strengthening our antibody platform and building our vaccine business. In addition, we will enhance our capability to identify the right targets and pathways by harnessing new biologic techniques to allow identification and the pursuit of the most relevant pathways. We expect to fund a number of these new investments with savings from reduced spending on support staff and facilities costs.

Pfizer Global Manufacturing (PGM)—

- *Plant Network Optimization*—To ensure that our manufacturing facilities are aligned with current and future product needs, we are continuing to optimize Pfizer's network of plants. We have focused on innovation and delivering value through a simplified supply network. Since 2005, 30 sites have been identified for rationalization. In addition, there have been extensive consolidations and realignments of operations resulting in streamlined operations and staff reductions.

  We have reduced our network of plants from 93 four years ago to 57 today, which also reflects the acquisition of seven plants and the sites sold in 2006 as part of our Consumer Healthcare business. By the end of 2009, we plan to reduce our network of manufacturing plants around the world to 45. The cumulative impact will be a more focused, streamlined and competitive manufacturing operation, with less than 50% of our plants and a reduction of 35% of our manufacturing employees compared to 2003. Further, we currently outsource the manufacture of approximately 17% of our products on a cost basis and plan to increase this substantially by 2010 and beyond.

Worldwide Pharmaceutical Operations (WPO)—

- *Field Force Realignment*—To improve our effectiveness in and responsiveness to the business environment, we have realigned our European marketing teams and implemented productivity initiatives for our field force in Japan. We completed the U.S. reorganization in December 2006, which included a 20% reduction in our U.S. field force. The restructured U.S. field force was operational starting in April 2007 and productivity per sales representative has returned to the levels before the reorganization, retaining our competitiveness and share of voice. Globally, we have reduced our field force by approximately 11%. Additional savings are being generated from de-layering, eliminating duplicative work and strategically realigning various functions.

  We are in the process of transforming our field force operations in Europe to being more customer-centric by reorganizing and shifting resources. As of December 31, 2007, we had reduced our field force in Europe by approximately 17% and expect total reductions of 20% by the end of 2008, subject to consultation with works councils and local labor law, while allowing us to maintain a competitive voice for our medicines and a strong organization going forward.

Information Technology—

- *Reductions in Application Software*—To achieve cost savings, we have pursued significant reductions in application software and data centers, as well as rationalization of service providers, while enhancing our ability to invest in innovative technology opportunities to further propel our growth. By consolidating 11 third-party providers and reducing labor costs, we expect to generate considerable annual savings and improve service quality.

Finance—

- *Further Capitalizing on Shared Service Centers*—To achieve cost savings, we have reduced operating costs and improved service levels by standardizing, regionalizing and/or outsourcing a wide array of transactional accounting activities.

Global Sourcing—

- *Leveraging Purchasing Power*—To achieve cost savings on purchased goods and services, we have focused on rationalizing suppliers, leveraging our substantial purchases of goods and services and improving demand management to optimize levels of outside services needed and strategic sourcing from lower-cost sources. For example, savings from demand management are being derived in part from reductions in travel, entertainment, consulting and other external service expenses. Facilities savings are being found in site rationalization, energy conservation and renegotiated service contracts.

Our Strategic Initiatives—Strategy and Recent Transactions

Acquisitions, Licensing and Collaborations

We are committed to capitalizing on new growth opportunities by advancing our own new-product pipeline and maximizing the value of our in-line products, as well as through opportunistic licensing, co-promotion agreements and acquisitions. Our business development strategy targets a number of growth opportunities, including biologics, oncology, diabetes, Alzheimer's disease, cardiovascular disease, vaccines and other products and services that seek to provide valuable healthcare solutions. Some of our most significant business-development transactions since 2005 are described below.

- In December 2007, we entered into a license agreement with Scil Technology Gmbh (Scil) for worldwide collaboration on Scil cartilage specific growth factor CD-RAP. Under this agreement, Pfizer obtained a worldwide exclusive license to develop and commercialize CD-RAP. In 2007, we expensed a payment of $8 million, which was included in *Research and development expenses*. We may also make additional payments of up to $242 million based upon development and regulatory milestones.
- In December 2007, we entered into a license and collaboration agreement with Adolor Corporation (Adolor) to develop and commercialize ADL5859 and ADL577, proprietary delta opioid receptor agonist compounds for the treatment of pain. In 2007, we expensed a payment of $32 million, which was included in *Research and development expenses*. We may also make additional payments of up to $233 million to Adolor, based on development and regulatory milestones.
- In December 2007, we entered into a research collaboration and license agreement with Taisho Pharmaceutical Co., Ltd. (Taisho) to acquire worldwide rights outside of Japan for TS-032, a metabolic glutamate receptor agonist that may offer a new treatment option for central nervous system disorders, and is currently in pre-clinical development for the treatment of schizophrenia. In 2007, we expensed a payment of $22 million, which was included in *Research and development expenses*. We may also make additional payments of up to $265 million to Taisho based upon development and regulatory milestones.

- In the second quarter of 2007, we entered into a collaboration agreement with BMS to further develop and commercialize apixaban, an oral anticoagulant compound discovered by BMS, that is being studied for the prevention and treatment of a broad range of venous and arterial thrombotic conditions. We made an initial payment to BMS of $250 million and additional payments to BMS related to product development efforts, which are included in *Research and development expenses* in 2007. We may also make additional payments of up to $750 million to BMS, based on development and regulatory milestones. In a separate agreement, we are also collaborating with BMS on the research, development and commercialization of DGAT-1 inhibitors, a class of compounds that modify lipid metabolism.

- In April 2007, we agreed with OSI Pharmaceuticals, Inc. (OSI) to terminate a 2002 collaboration agreement to co-promote Macugen, for the treatment of age-related macular degeneration (AMD), in the U.S. We also agreed to amend and restate a 2002 license agreement for Macugen, and to return to OSI all rights to develop and commercialize Macugen in the U.S. In return, OSI granted us an exclusive right to develop and commercialize Macugen in the rest of the world.

- In the first quarter of 2007, we acquired BioRexis, a privately held biopharmaceutical company with a number of diabetes candidates and a novel technology platform for developing new protein drug candidates, and Embrex, an animal health company that possesses a unique vaccine delivery system known as Inovoject that improves consistency and reliability by inoculating chicks while they are still inside the egg. In connection with these and other smaller acquisitions, we recorded $283 million in *Acquisition-related in-process research and development charges.*

- In December 2006, we entered into a collaboration agreement with Kosan Biosciences Inc. (Kosan) to develop a gastrointestinal disease treatment. In 2006, we expensed a payment of $12 million, which was included in *Research and development expenses.* Additional milestone payments of up to approximately $238 million may be made to Kosan based upon the successful development and commercialization of a product.

- In September 2006, we entered into a license agreement with Quark Biotech Inc. for exclusive worldwide rights to a compound for the treatment of neovascular (wet) AMD.

- In September 2006, we entered into a license and collaboration agreement with TransTech Pharma Inc. (TransTech) to develop and commercialize small- and large-molecule compounds for treatment of Alzheimer's disease and diabetic neuropathy. Under the terms of the agreement, Pfizer received exclusive worldwide rights to TransTech's portfolio of compounds. In 2006, we expensed a payment of $101 million, which was included in *Research and development expenses.* Additional significant milestone payments may be made to TransTech based upon the successful development and commercialization of a product.

- In June 2006, we entered into a license agreement with Bayer Pharmaceuticals Corporation to acquire exclusive worldwide rights to DGAT-1 inhibitors. The lead compound in the class, BAY 74-4113, is a potential treatment for obesity, type 2 diabetes and other related disorders.

- In June 2006, we acquired the worldwide rights to fesoterodine, a drug candidate for treating overactive bladder which was approved in the E.U. in April 2007 and is under regulatory review in the U.S., from Schwarz Pharma AG.

- In March 2006, we entered into research collaborations with NicOX SA in ophthalmic disorders and NOXXON Pharma AG in obesity.

- In February 2006, we completed the acquisition of the sanofi-aventis worldwide rights, including patent rights and production technology, to manufacture and sell Exubera, an inhaled form of insulin, and the insulin-production business and facilities located in Frankfurt, Germany, previously jointly owned by Pfizer and sanofi-aventis, for approximately $1.4 billion in cash (including transaction costs). Substantially all assets recorded in connection with this acquisition have now been written off. See the "Our 2007 Performance: Decision to Exit Exubera" section of this Financial Review. Prior to the acquisition, in connection with our collaboration agreement with sanofi-aventis, we recorded a research and development milestone due to us from sanofi-aventis of approximately $118 million ($71 million, after tax) in 2006 in *Research and development expenses* upon the approval of Exubera in January 2006 by the FDA.

- In December 2006, we completed the acquisition of PowderMed, a U.K. company which specializes in the emerging science of DNA-based vaccines for the treatment of influenza and chronic viral diseases, and in May 2006, we completed the acquisition of Rinat, a biologics company with several new central-nervous-system product candidates. In 2006, the aggregate cost of these and other smaller acquisitions was approximately $880 million (including transaction costs). In connection with these transactions, we recorded $835 million in *Acquisition-related in-process research and development charges.*

- In November 2005, we entered into a research collaboration and license agreement with Incyte Corporation (Incyte) and received exclusive worldwide rights to Incyte's portfolio of CCR2 antagonist compounds for potential use in a broad range of diseases. In 2006, we expensed a payment of $40 million, which was included in *Research and development expenses.* Additional milestone payments of up to $738 million could potentially be made to Incyte based upon the successful development and commercialization of products in multiple indications.

- In September 2005, we completed the acquisition of all of the outstanding shares of Vicuron, a biopharmaceutical company focused on the development of novel anti-infectives, for approximately $1.9 billion in cash (including transaction costs). In connection with the acquisition, as part of our final purchase price allocation, we recorded $1.4 billion in *Acquisition-related in-process research and development charges,* and $243 million of *Goodwill,* which has been allocated to our Pharmaceutical segment.

- In April 2005, we completed the acquisition of Idun Pharmaceuticals Inc. (Idun), a biopharmaceutical company focused on the discovery and development of therapies to control apoptosis, and in August 2005, we completed the acquisition of Bioren Inc. (Bioren), which focuses on technology for optimizing antibodies. In 2005, the aggregate cost of these and other smaller acquisitions was approximately $340 million in cash (including transaction costs). In connection with these transactions, we recorded $262 million in *Acquisition-related in-process research and development charges.*

The following acquisitions, completed in 2008, are not reflected in our consolidated financial statements as of December 31, 2007:

- In February 2008, we signed an agreement to acquire all issued and outstanding shares of Encysive Pharmaceuticals Inc. (Encysive), a biopharmaceutical company with a product (Thelin) for the treatment of pulmonary arterial hypertension, which is commercially available in much of the E.U. and is approved in other markets, as well as other pipeline candidates. Upon completion of the tender offer, representing an equity value of approximately $195 million, we will also assume Encysive's change of control repurchase obligations under its 2.5% convertible notes.
- In January 2008, we completed the acquisition of all the outstanding shares of Coley Pharmaceutical Group, Inc. (Coley), a biopharmaceutical company specializing in vaccines and drug candidates designed to fight cancers, allergy and asthma disorders, and autoimmune diseases, for approximately $230 million. In March 2005, we entered into a license agreement with Coley for a toll-like receptor 9 (TLR9) agonist for the potential treatment, control and prevention of cancer. In 2005, we expensed a payment of $50 million, which was included in *Research and development expenses*, and purchased $10 million of Coley's common stock. In June 2007, we announced the discontinuation of the development program associated with this compound.
- In January 2008, we also acquired CovX, a privately-held biotherapeutics company specializing in preclinical oncology and metabolic research and the developer of a biotherapeutics technology platform that we expect will enhance our biologic portfolio.

Dispositions

We evaluate our businesses and product lines periodically for strategic fit within our operations. Since January 1, 2005, we have sold the following businesses:

- In the fourth quarter of 2006, we sold our Consumer Healthcare business for $16.6 billion, and recorded a gain of approximately $10.2 billion ($7.9 billion, net of tax) in *Gains on sales of discontinued operations—net of tax* in the consolidated statement of income for 2006. In 2007, we recorded a loss of approximately $70 million, after-tax, primarily related to the resolution of contingencies, such as purchase price adjustments and product warranty obligations, as well as pension settlements. This business was composed of:
    - substantially all of our former Consumer Healthcare segment;
    - other associated amounts, such as purchase-accounting impacts, acquisition-related costs and restructuring and implementation costs related to our cost-reduction initiatives that were previously reported in the Corporate/Other segment; and
    - certain manufacturing facility assets and liabilities, which were previously part of our Pharmaceutical or Corporate/Other segment but were included in the sale of the Consumer Healthcare business. The net impact to the Pharmaceutical segment was not significant.

  The results of this business are included in *Income from discontinued operations—net of tax* for all periods presented. See Notes to Consolidated Financial Statements—*Note 3. Discontinued Operations.*

  We continued during 2007, and will continue for a period of time, to generate cash flows and to report income statement activity in continuing operations that are associated with our former Consumer Healthcare business. The activities that give rise to these impacts are transitional in nature and generally result from agreements that ensure and facilitate the orderly transfer of business operations to the new owner. Included in continuing operations for 2007 were the following amounts associated with these transition service agreements that will no longer occur after the full transfer of activities to the new owner: *Revenues* of $219 million; *Cost of sales* of $194 million; *Selling, informational and administrative expenses* of $15 million; and *Other (income)/deductions—net* of $16 million in income.
- In the third quarter of 2005, we sold the last of three European generic pharmaceutical businesses, which we had included in our Pharmaceutical segment, for 4.7 million euro (approximately $5.6 million). This business became a part of Pfizer in April 2003 in connection with our acquisition of Pharmacia. We recorded a loss of $3 million ($2 million, net of tax) in *Gains on sales of discontinued operations—net of tax* in the consolidated statement of income for 2005.
- In the first quarter of 2005, we sold the second of three European generic pharmaceutical businesses, which we had included in our Pharmaceutical segment, for 70 million euro (approximately $93 million). This business became a part of Pfizer in April 2003 in connection with our acquisition of Pharmacia. We recorded a gain of $57 million ($36 million, net of tax) in *Gains on sales of discontinued operations—net of tax* in the consolidated statement of income for 2005. In addition, we recorded an impairment charge of $9 million ($6 million, net of tax) related to the third European generic business in *Income from discontinued operations—net of tax* in the consolidated statement of income for 2005.

Our Expectations for 2008

While our revenues and income will continue to be tempered in the near term due to patent expirations and other factors, we will continue to make the investments necessary to sustain long-term growth. We remain confident that Pfizer has the organizational strength and resilience, as well as the financial depth and flexibility, to succeed in the long term. However, no assurance can be given that the industry-wide factors described above under "Our Operating Environment and Response to Key Opportunities and Challenges" or other significant factors will not have a material adverse effect on our business and financial results.

Our 2008 guidance reflects the projected impact of the loss of exclusivity in the U.S. of Norvasc (March 2007) and Zyrtec/Zyrtec D (January 2008), and the expiration of the U.S. basic patent for Camptosar (February 2008).

At current exchange rates, we forecast 2008 revenues of $47.0 billion to $49.0 billion, reported diluted earnings per common share (EPS) of $1.78 to $1.93, Adjusted diluted EPS of $2.35 to $2.45, and cash flow from operations of $17 billion to $18 billion.

In addition, on a constant currency basis, we expect to achieve a net reduction of the pre-tax total expense component of Adjusted income of at least $1.5 billion to $2.0 billion, compared to 2006. (For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.)

As referenced in this section: (i) "current exchange rates" is defined as rates approximating foreign currency spot rates in January 2008 and (ii) "constant currency basis" is defined as the actual foreign currency exchange rates in effect during 2006.

Given these and other factors, a reconciliation, at current exchange rates and reflecting management's current assessment, of 2008 Adjusted income and Adjusted diluted EPS guidance to 2008 reported Net income and reported diluted EPS guidance, follows:

	FULL-YEAR 2008 GUIDANCE	
(BILLIONS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS)	NET INCOME[a]	DILUTED EPS[a]
Adjusted income/diluted EPS[b] guidance	~$ 15.8-$16.6	~$2.35-$2.45
Purchase accounting impacts, net of tax	(2.1)	(0.31)
Costs related to cost-reduction initiatives, net of tax	(1.4-1.7)	(0.21- 0.26)
Reported Net income/diluted EPS guidance	~$ 12.0-$13.1	~$1.78-$1.93

[a] Excludes the effects of major business-development transactions not completed as of December 31, 2007.

[b] For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.

Our 2008 forecasted financial performance guidance is subject to a number of factors and uncertainties—as described in the "Forward-Looking Information and Factors That May Affect Future Results" section of this Financial Review.

Accounting Policies

We consider the following accounting policies important in understanding our operating results and financial condition. For additional accounting policies, see Notes to Consolidated Financial Statements—*Note 1. Significant Accounting Policies.*

Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. For example, estimates are used when accounting for deductions from revenues (such as rebates, discounts, incentives and product returns), depreciation, amortization, employee benefits, contingencies and asset and liability valuations. Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable, but that are inherently uncertain and unpredictable. Assumptions may later prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates or assumptions. It is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We are also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, foreign exchange, litigation, legislation and regulations. These and other risks and uncertainties are discussed throughout this Financial Review, particularly in the section "Forward-Looking Information and Factors That May Affect Future Results."

Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. For tax matters, beginning in 2007 upon the adoption of a new accounting standard, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a 'more likely than not' standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not. (See Notes to Consolidated Financial Statements—*Note 1D. Significant Accounting Policies: New Accounting Standards* and *Note 8E. Taxes on Income: Tax Contingencies.*) We consider many factors in making these assessments. Because litigation and other contingencies are inherently unpredictable and excessive verdicts do occur, these assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see Notes to Consolidated Financial Statements—*Note 1B. Significant Accounting Policies: Estimates and Assumptions*).

Acquisitions

Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition and are not restated. We account for acquired businesses using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired IPR&D are expensed at the date of acquisition. When we acquire net assets that do not constitute a business under generally accepted accounting principles in the U.S. (U.S. GAAP), no goodwill is recognized.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, including IPR&D, we typically use the "income method." This method starts with our forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the amount and timing of projected costs to develop the IPR&D into commercially viable products; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry, as well as expected changes in standards of practice for indications addressed by the asset.

Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. For example, the useful life of the right associated with a pharmaceutical product's exclusive patent will be finite and will result in amortization expense being recorded in our results of operations over a determinable period. However, the useful life associated with a brand that has no patent protection but that retains, and is expected to retain, a distinct market identity could be considered to be indefinite and the asset would not be amortized.

Revenues

Revenue Recognition—We record revenues from product sales when the goods are shipped and title passes to the customer. At the time of sale, we also record estimates for a variety of sales deductions, such as rebates, discounts and incentives, and product returns. When we cannot reasonably estimate the amount of future product returns, we record revenue when the risk of product return has been substantially eliminated.

Deductions from Revenues—Our gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations with respect to our pharmaceutical products. These deductions represent estimates of the related obligations and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period.

Specifically:

- In the U.S., we record provisions for pharmaceutical Medicaid, Medicare and contract rebates based upon our actual experience ratio of rebates paid and actual prescriptions written during prior quarters. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to better match our current experience or our expected future experience. In assessing this ratio, we consider current contract terms, such as changes in formulary status and discount rates. If our ratio is not indicative of future experience, our results could be materially affected.
- Outside the U.S., the majority of our pharmaceutical rebates are contractual or legislatively mandated, and our estimates are based on actual invoiced sales within each period; both of these elements help to reduce the risk of variations in the estimation process. Some European countries base their rebates on the government's unbudgeted pharmaceutical spending and we use an estimated allocation factor against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us monitor the adequacy of these accruals. If our estimates are not indicative of actual unbudgeted spending, our results could be materially affected.
- Provisions for pharmaceutical chargebacks (primarily reimbursements to wholesalers for honoring contracted prices to third parties) closely approximate actual as we settle these deductions generally within two to three weeks of incurring the liability.
- We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs.

Historically, our adjustments to actual have not been material; on a quarterly basis, they generally have been less than 1.0% of Pharmaceutical net sales and can result in a net increase to income or a net decrease to income. The sensitivity of our estimates can vary by program, type of customer and geographic location. However, estimates associated with U.S. Medicaid and contract rebates are most at-risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, our adjustments to actual can incorporate revisions of several prior quarters.

Alliances—We have agreements to co-promote pharmaceutical products discovered by other companies. Alliance revenues are earned when our co-promotion partners ship the related product and title passes to their customer. These revenues are primarily based upon a percentage of our co-promotion partners' net sales. Expenses for selling and marketing these products are included in *Selling, informational and administrative expenses.*

Long-Lived Assets

We review all of our long-lived assets, including goodwill and other intangible assets, for impairment indicators at least annually and we perform detailed impairment testing for goodwill and indefinite-lived assets annually and for all other long-lived assets whenever impairment indicators are present. Examples of those events or circumstances that may be indicative of impairment include:

- A significant adverse change in legal factors or in the business climate that could affect the value of the asset. For example, a successful challenge of our patent rights likely would result in generic competition earlier than expected.
- A significant adverse change in the extent or manner in which an asset is used. For example, restrictions imposed by the FDA or other regulatory authorities could affect our ability to manufacture or sell a product.
- A projection or forecast that demonstrates losses associated with an asset. This could include, for example, a change in a government reimbursement program that results in an inability to sustain projected product revenues and profitability. This also could include the introduction of a competitor's product that results in a significant loss of market share or the lack of acceptance of a product by patients, physicians and payers.

Our impairment review process is as follows:

- For finite-lived intangible assets, such as developed technology rights, whenever impairment indicators are present, we perform an in-depth review for impairment. We calculate the undiscounted value of the projected cash flows associated with the asset and compare this estimated amount to the carrying amount of the asset. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over the asset's fair value. Fair value is generally calculated by applying an appropriate discount rate to the undiscounted cash flow projections to arrive at net present value. In addition, in all cases of an impairment review, we reevaluate the remaining useful life of the asset and modify it, as appropriate.

- For indefinite-lived intangible assets, such as brands, each year and whenever impairment indicators are present, we calculate the fair value of the asset and record an impairment loss for the excess of book value over fair value, if any. Fair value is generally measured as the net present value of projected cash flows. In addition, in all cases of an impairment review, we reevaluate the remaining useful life of the asset and determine whether continuing to characterize the asset as indefinite-lived is appropriate.
- For *Goodwill*, which includes amounts related to our Pharmaceutical and Animal Health segments, each year and whenever impairment indicators are present, we calculate the fair value of each business segment and calculate the implied fair value of goodwill by subtracting the fair value of all the identifiable net assets other than goodwill and record an impairment loss for the excess of book value of goodwill over the implied fair value, if any.
- For other long-lived assets, such as property, plant and equipment, we apply procedures similar to those for finite-lived intangible assets to determine if an asset is impaired. Long-term investments and loans are subject to periodic impairment reviews whenever impairment indicators are present. For these assets, fair value is typically determined by observable market quotes or the expected present value of future cash flows. When necessary, we record charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets.
- For non-current deferred tax assets, we provide a valuation allowance when we believe that the assets are not probable of recovery based on an assessment of estimated future taxable income that incorporates ongoing, prudent, feasible tax-planning strategies.

The value of intangible assets is determined primarily using the "income method," which starts with a forecast of all the expected future net cash flows (see the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations," section of this Financial Review). Accordingly, the potential for impairment for these intangible assets may exist if actual revenues are significantly less than those initially forecasted or actual expenses are significantly more than those initially forecasted. Further, an asset's expected useful life can increase estimation risk and, thus, impairment risk, as longer-lived intangibles necessarily require longer-term forecasts—it should be noted that for some assets these time spans can range up to 20 years or longer. Some of the more significant estimates and assumptions inherent in the intangible asset impairment estimation process include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry, as well as expected changes in standards of practice for indications addressed by the asset.

The implied fair value of goodwill is determined by first estimating the fair value of the associated business segment. To estimate the fair value of each business segment, we generally use the "market approach," where we compare the segment to similar businesses or "guideline" companies whose securities are actively traded in public markets or which have recently been sold in a private transaction. We may also use the "income approach," where we use a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Some of the more significant estimates and assumptions inherent in the goodwill impairment estimation process using the "market approach" include: the selection of appropriate guideline companies; the determination of market value multiples for the guideline companies and the subsequent selection of an appropriate market value multiple for the business segment based on a comparison of the business segment to the guideline companies; and the determination of applicable premiums and discounts based on any differences in ownership percentages, ownership rights, business ownership forms, or marketability between the segment and the guideline companies; and/or knowledge of the terms and conditions of comparable transactions. When considering the "income approach," we include the required rate of return used in the discounted cash flow method, which reflects capital market conditions and the specific risks associated with the business segment. Other estimates inherent in the "income approach" include long-term growth rates and cash flow forecasts for the business segment.

A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions (see "Estimates and Assumptions," above). The judgments made in determining an estimate of fair value can materially impact our results of operations.

Pension and Postretirement Benefit Plans and Defined Contribution Plans

We provide defined benefit pension plans and defined contribution plans for the majority of our employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans and defined contribution plans, as well as other postretirement benefit plans, consisting primarily of healthcare and life insurance for retirees. (See Notes to Consolidated Financial Statements—*Note 14. Pension and Postretirement Benefit Plans and Defined Contribution Plans.*)

The accounting for benefit plans is highly dependent on actuarial estimates, assumptions and calculations, which result from a complex series of judgments about future events and uncertainties (see "Estimates and Assumptions," above). The assumptions and actuarial estimates required to estimate the employee benefit obligations for the defined benefit and postretirement plans, include discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality (life expectancy); expected return on assets; and healthcare cost trend rates. Our assumptions reflect our historical experiences and our best judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of our benefit plans can materially impact our results of operations.

The following table shows the expected versus actual rate of return on plan assets and the discount rate used to determine the benefit obligations for the U.S. qualified pension plans:

	2007	2006	2005
Expected annual rate of return	9.0%	9.0%	9.0%
Actual annual rate of return	7.9	15.2	10.1
Discount rate	6.5	5.9	5.8

Our assumption for the expected long-term rate of return-on-assets in our U.S. pension plans, which impacts net periodic benefit cost, was reduced from 9.0% for 2007 to 8.5% for 2008 to reflect that our strategic asset target allocation was modified in late 2007 to reduce the volatility of our plan funded status and the probability of future contribution requirements. Our target allocations have been revised to increase the debt securities allocation by 10% and to reduce the global equity securities allocation by a corresponding amount. The assumption for the expected return-on-assets for our U.S. and international plans reflects our actual historical return experience and our long-term assessment of forward-looking return expectations by asset classes, which is used to develop a weighted-average expected return based on the implementation of our targeted asset allocation in our respective plans. The expected return for our U.S. plans and the majority of our international plans is applied to the fair market value of plan assets at each year end. For our international plans that use a market-related value of plan assets to calculate net periodic benefit cost, shifting to the fair market value of plan assets would serve to decrease our 2008 international pension plans' pre-tax expense by approximately $27 million. Holding all other assumptions constant, the effect of a 0.5 percentage-point decline in the return-on-assets assumption is an increase in our 2008 U.S. qualified pension plan pre-tax expense of approximately $38 million.

The discount rate used in calculating our U.S. pension benefit obligations as of December 31, 2007, is 6.5%, which represents a 0.6 percentage-point increase from our December 31, 2006 rate of 5.9%. The discount rate for our U.S. defined benefit and postretirement plans is based on a yield curve constructed from a portfolio of high quality corporate bonds rated AA or better for which the timing and amount of cash flows approximate the estimated payouts of the plans. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better. Holding all other assumptions constant, the effect of a 0.6 percentage-point increase in the discount rate assumption is a decrease in our 2008 U.S. qualified pension plans' pre-tax expense of approximately $77 million and a decrease in the U.S. qualified pension plans' projected benefit obligations as of December 31, 2007, of approximately $696 million.

Analysis of the Consolidated Statement of Income

	YEAR ENDED DEC. 31,			% CHANGE	
(MILLIONS OF DOLLARS)	2007	2006	2005	07/06	06/05
Revenues	$48,418	$48,371	$47,405	—	2
Cost of sales	11,239	7,640	7,232	47	6
% of revenues	23.2%	15.8%	15.3%		
SI&A expenses	15,626	15,589	15,313	—	2
% of revenues	32.3%	32.2%	32.3%		
R&D expenses	8,089	7,599	7,256	6	5
% of revenues	16.7%	15.7%	15.3%		
Amortization of intangible assets	3,128	3,261	3,399	(4)	(4)
% of revenues	6.5%	6.7%	7.2%		
Acquisition-related IPR&D charges	283	835	1,652	(66)	(49)
% of revenues	0.6%	1.7%	3.5%		
Restructuring charges and acquisition-related costs	2,534	1,323	1,356	92	(2)
% of revenues	5.2%	2.7%	2.9%		
Other (income)/ deductions—net	(1,759)	(904)	397	95	*
Income from continuing operations[(a)]	9,278	13,028	10,800	(29)	21
% of revenues	19.2%	26.9%	22.8%		
Provision for taxes on income	1,023	1,992	3,178	(49)	(37)
Effective tax rate	11.0%	15.3%	29.4%		
Minority interest	42	12	12	235	4
Discontinued operations—net of tax	(69)	8,313	498	*	M+
Cumulative effect of a change in accounting principles—net of tax	—	—	(23)	*	*
Net income	$ 8,144	$19,337	$ 8,085	(58)	139
% of revenues	16.8%	40.0%	17.1%		

(a) Represents income from continuing operations before provision for taxes on income, minority interests, discontinued operations and cumulative effect of a change in accounting principles.

* Calculation not meaningful.

M+ Change greater than 1,000%.

Percentages in this table and throughout the Financial Review may reflect rounding adjustments.

Revenues

Total revenues were $48.4 billion in 2007, flat compared to 2006, primarily due to:

- an aggregate increase in revenues from Pharmaceutical products launched in the U.S. since 2005 of $2.0 billion and from many in-line products in 2007;
- the weakening of the U.S. dollar relative to many foreign currencies, especially the euro, U.K. pound and Canadian dollar, which increased revenues by $1.5 billion, or 3.0%, in 2007; and
- increased revenues in our Animal Health segment and other businesses of $706 million in 2007,

offset by:

- a decrease in revenues for Norvasc of $1.9 billion in 2007, primarily due to the loss of U.S. exclusivity in March 2007;
- a decrease in revenues for Zoloft, primarily due to the loss of U.S. exclusivity in August 2006, of $1.6 billion in 2007;
- a decrease in revenues for Lipitor in the U.S. of $654 million in 2007, primarily due to competitive pressures from generics among other factors; and
- the one-time reversal of a sales deduction accrual in 2006 related to a favorable development in a pricing dispute in the U.S. of about $170 million.

In 2007, Lipitor, Norvasc (which lost U.S. exclusivity in March 2007) and Celebrex each delivered at least $2 billion in revenues, while Lyrica, Viagra, Detrol/Detrol LA, Xalatan/Xalacom and Zyrtec/Zyrtec D (which lost U.S. exclusivity in January 2008) each surpassed $1 billion.

Total revenues were $48.4 billion in 2006, an increase of 2% compared to 2005, primarily due to:

- the solid aggregate performance in our broad portfolio of patent-protected medicines; and
- the revenues from products launched over the previous three years,

mostly offset by:

- the loss of U.S. exclusivity on Zithromax in November 2005 and Zoloft in August 2006, which resulted in a collective decline in revenues of about $2.5 billion for these two products; and
- a decrease in revenues in 2006 by $279 million, or 0.6%, compared to 2005, due primarily to the strengthening of the U.S. dollar relative to many foreign currencies, especially the Japanese yen and the euro, partially offset by the weakening of the U.S. dollar relative to the Canadian dollar, the total of which accounted for about 96% of the foreign exchange impact in 2006.

In 2006, Lipitor, Norvasc, Zoloft and Celebrex each delivered at least $2 billion in revenues, while Lyrica, Viagra, Detrol/Detrol LA, Xalatan/Xalacom and Zyrtec each surpassed $1 billion.

Revenues exceeded $500 million in each of 12 countries outside the U.S. in 2007 and in each of 10 countries outside the U.S. in 2006. The U.S. was the only country to contribute more than 10% of total revenues in each year.

Our policy relating to the supply of pharmaceutical inventory at domestic wholesalers, and in major international markets, is to maintain stocking levels under one month on average and to keep monthly levels consistent from year to year based on patterns of utilization. We have historically been able to closely monitor these customer stocking levels by purchasing information from our customers directly, or by obtaining other third-party information. We believe our data sources to be directionally reliable, but cannot verify their accuracy. Further, as we do not control this third-party data, we cannot be assured of continuing access. Unusual buying patterns and utilization are promptly investigated.

Rebates reduced revenues, as follows:

	YEAR ENDED DEC. 31,		
(BILLIONS OF DOLLARS)	2007	2006	2005
Medicaid and related state program rebates	$0.6	$0.5	$1.3
Medicare rebates	0.4	0.6	0.0
Performance-based contract rebates	1.9	1.8	2.3
Total	$2.9	$2.9	$3.6

The above rebates for 2007 were comparable to 2006 and reflect:

- changes in product mix, such as lower sales of Zoloft and Norvasc, both of which lost exclusivity in the U.S.,

offset by:

- the impact of our contracting strategies with both government and non-government entities, among other factors.

Performance-based contracts are with managed care customers, including health maintenance organizations and pharmacy benefit managers, who receive rebates based on the achievement of contracted performance terms for products. Rebates are product-specific and, therefore, for any given year are impacted by the mix of products sold. Chargebacks (primarily reimbursements to wholesalers for honoring contracted prices to third parties) reduced revenues by $1.6 billion in 2007, $1.4 billion in 2006 and $1.3 billion in 2005. Chargebacks were impacted by the launch of certain generic products in 2007, 2006 and 2005 by our Greenstone subsidiary.

Our accruals for Medicaid rebates, Medicare rebates, performance-based contract rebates and chargebacks totaled $1.2 billion as of December 31, 2007.

Revenues by Business Segment

We operate in the following business segments:

- **Pharmaceutical**
  —The Pharmaceutical segment includes products that prevent and treat cardiovascular and metabolic diseases, central nervous system disorders, arthritis and pain, infectious and respiratory diseases, urogenital conditions, cancer, eye disease, endocrine disorders and allergies.
- **Animal Health**
  —The Animal Health segment includes products that prevent and treat diseases in livestock and companion animals.

Total Revenues by Business Segment


5.4%
2.8%
2007
91.8%
4.8%
2.0%
2006
93.2%
4.6%
2.0%
2005
93.4%
PHARMACEUTICAL
ANIMAL HEALTH
CORPORATE/OTHER

Change in Revenues by Segment and Geographic Area

Worldwide revenues by segment and geographic area follow:

	YEAR ENDED DEC. 31,									% CHANGE					
	WORLDWIDE			U.S.			INTERNATIONAL			WORLDWIDE		U.S.		INTERNATIONAL	
(MILLIONS OF DOLLARS)	2007	2006	2005	2007	2006	2005	2007	2006	2005	07/06	06/05	07/06	06/05	07/06	06/05
Revenues:															
Pharmaceutical	$44,424	$45,083	$44,269	$21,548	$24,503	$23,465	$22,876	$20,580	$20,804	(1)	2	(12)	4	11	(1)
Animal Health	2,639	2,311	2,206	1,132	1,032	993	1,507	1,279	1,213	14	5	10	4	18	5
Corporate/Other	1,355	977	930	473	287	287	882	690	643	39	5	65	—	28	7
Total Revenues	$48,418	$48,371	$47,405	$23,153	$25,822	$24,745	$25,265	$22,549	$22,660	—	2	(10)	4	12	—

Pharmaceutical Revenues

Our pharmaceutical business is the largest in the world. Revenues from this segment contributed approximately 92% of our total revenues in 2007 and 93% of our total revenues in both 2006 and 2005. As of November 2007, seven of our pharmaceutical products were number one in their respective therapeutic categories based on revenues.

We recorded product sales of more than $1 billion for each of eight products in 2007, each of nine products in 2006 and each of eight products in 2005. These products represented 58% of our Pharmaceutical revenues in 2007 and 64% of our Pharmaceutical revenues in both 2006 and 2005.

Worldwide Pharmaceutical revenues in 2007 decreased 1% compared to 2006, primarily due to:

- a decrease in revenues for Norvasc of $1.9 billion in 2007, primarily due to the loss of U.S. exclusivity in March 2007;
- a decrease in revenues for Zoloft of $1.6 billion in 2007, primarily due to the loss of U.S. exclusivity in August 2006;
- a decrease in revenues for Lipitor in the U.S. of $654 million in 2007, primarily resulting from competitive pressures from generics, among other factors;
- a decrease in revenues for Zithromax of $187 million in 2007, primarily due to the loss of U.S. exclusivity in November 2005; and
- the one-time reversal of a sales deduction accrual in 2006 related to a favorable development in a pricing dispute in the U.S. of about $170 million,

partially offset by:

- an aggregate increase in revenues from products launched in the U.S. since 2005 of $2.0 billion and from many in-line products in 2007; and
- the weakening of the U.S. dollar relative to many foreign currencies, especially the euro, U.K. pound and Canadian dollar, which increased Pharmaceutical revenues by approximately $1.3 billion, or 3%, in 2007.

Geographically:

- in the U.S., Pharmaceutical revenues in 2007 decreased 12% compared to 2006, primarily due to the effect of the loss of exclusivity on Zoloft and Norvasc, and lower sales of Lipitor, partially offset by the aggregate increase in revenues from products launched since 2005 and from many in-line products; and
- in our international markets, Pharmaceutical revenues in 2007 increased 11% compared to 2006, primarily due to the favorable impact of foreign exchange on international revenues of approximately $1.3 billion (6.4%) in 2007, revenues from products launched since 2005, as well as growth of certain in-line products.

During 2007, international Pharmaceutical revenues grew to represent 51.5% of total Pharmaceutical revenues, compared to 45.6% in 2006. This increase has been fueled by higher volumes and the favorable impact of foreign exchange, despite pricing pressures in international markets.

Effective January 1, 2008, July 13, 2007, January 1, 2007, and January 1, 2006, we increased the published prices for certain U.S. pharmaceutical products. These price increases had no material effect on wholesaler inventory levels in comparison to the prior year.

Revenues—Major Pharmaceutical Products

Revenue information for several of our major Pharmaceutical products follow:

(MILLIONS OF DOLLARS) PRODUCT	PRIMARY INDICATIONS	YEAR ENDED DEC. 31, 2007	2006	2005	% CHANGE 07/06	06/05
Cardiovascular and metabolic diseases:						
Lipitor	Reduction of LDL cholesterol	**$12,675**	$12,886	$12,187	**(2)**	6
Norvasc	Hypertension	**3,001**	4,866	4,706	**(38)**	3
Chantix/Champix	An aid to smoking cessation	**883**	101	—	**773**	*
Caduet	Reduction of LDL cholesterol and hypertension	**568**	370	185	**54**	99
Cardura	Hypertension/Benign prostatic hyperplasia	**506**	538	586	**(6)**	(8)
Central nervous system disorders:						
Lyrica	Epilepsy, post-herpetic neuralgia and diabetic peripheral neuropathy, fibromyalgia	**1,829**	1,156	291	**58**	297
Geodon/Zeldox	Schizophrenia and acute manic or mixed episodes associated with bipolar disorder	**854**	758	589	**13**	29
Zoloft	Depression and certain anxiety disorders	**531**	2,110	3,256	**(75)**	(35)
Neurontin	Epilepsy and post-herpetic neuralgia	**431**	496	639	**(13)**	(22)
Aricept[(a)]	Alzheimer's disease	**401**	358	346	**12**	4
Xanax/Xanax XR	Anxiety/Panic disorders	**325**	316	409	**3**	(23)
Relpax	Migraine headaches	**315**	286	233	**10**	23
Arthritis and pain:						
Celebrex	Arthritis pain and inflammation, acute pain	**2,290**	2,039	1,730	**12**	18
Infectious and respiratory diseases:						
Zyvox	Bacterial infections	**944**	782	618	**21**	27
Vfend	Fungal infections	**632**	515	397	**23**	30
Zithromax/Zmax	Bacterial infections	**438**	638	2,025	**(31)**	(69)
Diflucan	Fungal infections	**415**	435	498	**(5)**	(13)
Urology:						
Viagra	Erectile dysfunction	**1,764**	1,657	1,645	**6**	1
Detrol/Detrol LA	Overactive bladder	**1,190**	1,100	988	**8**	11
Oncology:						
Camptosar	Metastatic colorectal cancer	**969**	903	910	**7**	—
Sutent	Advanced and/or metastatic renal cell carcinoma (mRCC) and refractory gastrointestinal stromal tumors (GIST)	**581**	219	—	**166**	*
Aromasin	Breast cancer	**401**	320	247	**25**	30
Ophthalmology:						
Xalatan/Xalacom	Glaucoma and ocular hypertension	**1,604**	1,453	1,372	**10**	6
Endocrine disorders:						
Genotropin	Replacement of human growth hormone	**843**	795	808	**6**	(2)
All other:						
Zyrtec/Zyrtec D	Allergies	**1,541**	1,569	1,362	**(2)**	15
Alliance revenue	Alzheimer's disease (Aricept), neovascular (wet) age-related macular degeneration (Macugen), Parkinson's disease (Mirapex), hypertension (Exforge and Olmetec), multiple sclerosis (Rebif) and chronic obstructive pulmonary disease (Spiriva)	**1,789**	1,374	1,065	**30**	29

(a) Represents direct sales under license agreement with Eisai Co., Ltd.

* Calculation not meaningful.

Certain amounts and percentages may reflect rounding adjustments.

Pharmaceutical—Selected Product Descriptions

- **Lipitor**, for the treatment of elevated LDL-cholesterol levels in the blood, is the most widely used treatment for lowering cholesterol and the best-selling pharmaceutical product of any kind in the world, with $12.7 billion in worldwide revenues in 2007, a decrease of 2% compared to 2006 despite the favorable impact of foreign exchange, which increased revenues by $360 million, or 3%. In the U.S., revenues of $7.2 billion in 2007 declined 8% compared to 2006. Internationally, Lipitor revenues in 2007 increased 9% compared to 2006, with 7% due to the favorable impact of foreign exchange.

  The decline in Lipitor revenues in 2007 compared to 2006 is driven by a combination of factors, including the following:

  - the impact of an intensely competitive statin market, with competition from multi-source generic simvastatin and branded products;
  - increased payer pressure in the U.S.; and
  - a favorable development in a pricing dispute in the U.S. recorded in 2006,

  partially offset by:

  - the favorable impact of foreign exchange; and
  - a positive U.S. pricing impact, net of rebates, notwithstanding a more flexible contracting strategy.

  On May 30, 2007, we announced the return of Lipitor to Express Scripts Inc.'s preferred list of drugs as of June 1, 2007, following our rebate agreement.

  On March 5, 2007, Lipitor was approved by the FDA for five new indications in patients with clinically evident heart disease, thereby expanding the U.S. label from primary prevention in moderate-risk patients to include secondary prevention in high-risk patients. Lipitor is now the only cholesterol-lowering medicine approved for the reduction in risk of hospitalization due to heart failure. These new indications have been incorporated into promotional materials, including a new direct-to-consumer (DTC) advertising campaign, and support the incremental benefit and overall safety of using higher doses of Lipitor.

  See Notes to Consolidated Financial Statements—*Note 20. Legal Proceedings and Contingencies* for a discussion of recent developments with respect to certain patent litigation relating to Lipitor.

- **Norvasc**, for treating hypertension, lost exclusivity in the U.S. in March 2007, six months earlier than expected, due to an appellate court decision that was counter to three previous trial court rulings in Pfizer's favor. Norvasc has also experienced patent expirations in many E.U. countries, but maintains exclusivity in certain other major markets, including Japan (where the Norvasc patent will expire in March 2008), and Canada (where the Norvasc patent will expire in August 2010). Norvasc worldwide revenues in 2007 decreased 38% compared to 2006.

  See Notes to Consolidated Financial Statements—*Note 20. Legal Proceedings and Contingencies* for a discussion of recent developments with respect to certain patent litigation relating to Norvasc.

- **Caduet**, a single pill therapy combining Norvasc and Lipitor, recorded worldwide revenues of $568 million, an increase of 54% for 2007, compared to 2006. This was largely driven by a more focused message platform and a highly targeted consumer campaign in the U.S. Caduet was launched in the U.S. in May 2004 and continues to grow at significantly higher rates than the overall U.S. cardiovascular market. However, with the introduction of generic amlodipine besylate, in addition to increased competition, growth has begun to slow. During 2007, Caduet was launched in France, Australia and Taiwan.

  See Notes to Consolidated Financial Statements—*Note 20. Legal Proceedings and Contingencies* for a discussion of recent developments with respect to certain patent litigation relating to Caduet.

- **Chantix/Champix**, the first new prescription treatment to aid smoking cessation in nearly a decade, became available to patients in the U.S. in August 2006 and in select E.U. markets in December 2006. Chantix/Champix continues to demonstrate strong uptake, with more than 5 million patients globally having been prescribed Chantix since its launch. In the U.S., an unbranded advertising campaign introduced in early 2007 is working to effectively develop the market, and branded advertising was introduced in the third quarter of 2007. We continue to focus on increasing adherence and have introduced appropriate tools to physicians. In addition, we are conducting several pilot programs to reach patients in their first month of therapy through pharmacy programs, as well as through our *GetQuit* behavior modification program. Champix has secured final approval from the National Institute for Health and Clinical Excellence (NICE) for use in the state-funded National Health Service in the U.K., following a positive appraisal decision in May 2007. Our strategy for this innovative medicine is to build a sustainable, medically supported market over time and to seek to secure reimbursement—initiatives that we believe will drive future growth. Chantix/Champix recorded worldwide revenues of $883 million in 2007.

  In January 2008, we added a warning to Chantix's label in the U.S. that patients who are attempting to quit smoking by taking Chantix should be observed by a physician for neuropsychiatric symptoms like changes in behavior, agitation, depressed mood, suicidal ideation and suicidal behavior. A causal relationship between Chantix and these reported symptoms has not been established. In some reports, however, an association could not be excluded.

- **Exubera**, see the "Our 2007 Performance: Decision to Exit Exubera" section of this Financial Review.

- **Zoloft**, which lost exclusivity in the U.S. in August 2006 and earlier in many European markets, experienced a 75% worldwide revenue decline in 2007, compared to 2006. It is indicated for the treatment of major depressive disorder, panic disorder, obsessive-compulsive disorder (OCD) in adults and children, post-traumatic stress disorder (PTSD), premenstrual dysphoric disorder (PMDD) and social anxiety disorder (SAD). Zoloft is approved for acute and long-term use in all of these indications, with the exception of PMDD. Zoloft was launched in Japan in July 2006 for the indications of depression/depressed state and panic disorder.

On May 2, 2007, the FDA proposed that the existing blackbox warning on the labels of all antidepressants, including Zoloft, which describes an increased risk of suicidal thoughts and behavior in some children and adolescents, be expanded to include young adults to age 24, particularly during the first two months of treatment. The proposed label change also states that studies have not shown this increased risk in adults older than 24, that adults age 65 and older who are treated with antidepressants have a decreased risk of suicidal thoughts and behavior, and that depression and certain other psychiatric disorders are themselves the most important causes of suicide. We have implemented this label change in accordance with the FDA's proposal.

- **Geodon/Zeldox**, a psychotropic agent, is a dopamine and serotonin receptor antagonist indicated for the treatment of schizophrenia and acute manic or mixed episodes associated with bipolar disorder. It is available in both an oral capsule and rapid-acting intramuscular formulation. In the U.S., Geodon had a new prescription share of 6.7% for 2007. In 2007, Geodon worldwide revenues grew 13%, compared to 2006. Geodon growth was driven by recognition of its efficacy by prescribers as clinical experience increased, and by a favorable metabolic profile.
- **Lyrica** grew to a 10.9% new prescription share of the total U.S. anti-epileptic market in 2007, fueled by strong efficacy, as well as high physician and patient satisfaction. In June 2007, Lyrica was approved in the U.S. for the management of fibromyalgia, one of the most common chronic, widespread pain conditions. This approval represents a breakthrough for the more than six million Americans who suffer from this debilitating condition who previously had no FDA-approved treatment.
- **Celebrex** was approved in Japan in January 2007, for the treatment of osteoarthritis and rheumatoid arthritis. In February 2007, Celebrex was approved in Europe for the treatment of ankylosing spondylitis. From April 2007 through July 2007, we ran an innovative Celebrex direct-to-consumer (DTC) television advertising campaign in the U.S. about treatment options for arthritis. The 2½-minute television advertisement opened by addressing cardiovascular (CV) safety first and clarifying misperceptions among arthritis sufferers about the risks and benefits of Celebrex and other prescription non-steroidal anti-inflammatory drugs. This DTC ad campaign helped to generate patient interest and initiate a productive dialogue between physicians and patients. We resumed this television advertising campaign in November 2007.

  See Notes to Consolidated Financial Statements—*Note 20. Legal Proceedings and Contingencies* for a discussion of recent developments with respect to certain patent litigation relating to Celebrex.
- **Zyvox** is the world's best-selling branded medicine for serious gram-positive infections in adults and children, which increasingly are caused by drug-resistant bacteria in hospitals and more recently, in the community setting. Zyvox is an appropriate first-line therapy for patients with serious complicated skin and skin structure infections or nosocomial pneumonia known or suspected to be caused by gram-positive pathogens, including Methicillin-resistant Staphylococcus aureus (MSRA) infection, with the flexibility of an intravenous and oral regimen. Zyvox works with a unique mechanism of action, which minimizes the potential for cross-resistance with other antibiotic classes and thus has the potential to effectively treat MRSA infection despite growing resistance to other important antibiotics. Worldwide sales of Zyvox grew 21 % to $944 million in 2007.
- **Zithromax/Zmax**, for the treatment of bacterial infections, experienced a 31% decline in worldwide revenues in 2007 compared to 2006, reflecting the expiration of Zithromax's composition-of-matter patent in the U.S. in November 2005 and the end of Pfizer's active sales promotion in July 2005.
- **Selzentry/Celsentri** (maraviroc) is the first in a new class of oral HIV medicines in more than a decade known as CCR5 antagonists. CCR5 antagonists work by blocking the CCR5 co-receptor, the virus' predominant entry route into T-cells. Selzentry/Celsentri stops the R5 virus on the outside surface of the cells before it enters, rather than fighting the virus inside, as do all other classes of oral HIV medicines. Selzentry/Celsentri was approved in the U.S. in August 2007 and in Europe in September 2007, and is indicated for combination anti-retroviral treatment of treatment-experienced adults infected with only CCR5-tropic HIV-1 detectable, who have evidence of viral replication and have HIV-1 strains resistant to multiple anti-retroviral agents. A diagnostic test confirms whether a patient is infected with CCR5-tropic HIV-1, which is also known as "R5-virus."
- **Viagra** remains the leading treatment for erectile dysfunction and one of the world's most recognized pharmaceutical brands. Viagra revenues grew 6% worldwide, with U.S. revenues flat and international revenues increasing 13% in 2007, compared to 2006. The growth in Viagra international revenues was driven by foreign exchange, as well as a combination of other factors, including our focus on strengthening its value proposition to key customers and growth in the erectile dysfunction market. In July 2007, we launched a television ad campaign in the U.S. for Viagra aimed at educating and motivating men with erectile dysfunction to seek treatment.
- **Detrol/Detrol LA**, a muscarinic receptor antagonist, is the most prescribed medicine worldwide for overactive bladder, a condition that affects up to 100 million people around the world. Detrol/Detrol LA is an extended-release formulation taken once daily. Worldwide Detrol/Detrol LA revenues grew 8% to $1.2 billion in 2007, compared to 2006. Detrol/Detrol LA continues to lead the overactive bladder market and perform well in an increasingly competitive marketplace. In the U.S., Detrol/Detrol LA's new prescription share declined 3.4% to a 39.5% share for 2007.

  See Notes to Consolidated Financial Statements—*Note 20. Legal Proceedings and Contingencies* for a discussion of recent developments with respect to certain patent litigation relating to Detrol/Detrol LA.

- **Camptosar** is indicated as first-line therapy for metastatic colorectal cancer in combination with 5-fluorouracil and leucovorin. It is also indicated for patients in whom metastatic colorectal cancer has recurred or progressed despite following initial fluorouracil-based therapy. Camptosar is for intravenous use only. Worldwide revenues in 2007 increased 7% to $969 million, compared to 2006. The National Comprehensive Cancer Network (NCCN), an alliance of 21 of the world's leading cancer centers, has issued guidelines recommending Camptosar as an option across all lines of treatment for advanced colorectal cancer. The U.S. basic patent for Camptosar expired in February 2008.

- **Sutent** is an oral multi-kinase inhibitor that combines anti-angiogenic and anti-tumor activity to inhibit the blood supply to tumors and has direct anti-tumor effects. Sutent was approved by the FDA and launched in the U.S. in January 2006 for advanced renal cell carcinoma, including metastatic renal cell carcinoma, and gastrointestinal stromal tumors (GIST) after disease progression on, or intolerance to, imatinib mesylate. In the first quarter of 2007, the U.S. label was revised to include new first-line advanced renal cell carcinoma data. In January 2007, Sutent received full marketing authorization and extension of the indication to first-line treatment of advanced and/or metastatic renal cell carcinoma (mRCC), as well as approval as a second-line treatment for GIST, in the E.U. We believe that future growth of Sutent will be fueled by emerging new data in a range of potential new indications. Sutent recorded $581 million in worldwide revenues in 2007.

- **Xalatan/Xalacom**, a prostaglandin analogue used to lower the intraocular pressure associated with glaucoma and ocular hypertension, is one of the world's leading branded glaucoma medicines. Clinical data showing its advantages in treating intraocular pressure compared with beta blockers should support the continued growth of this important medicine. Xalacom, the only fixed combination prostaglandin (Xalatan) and beta blocker, is available primarily in European markets. Xalatan/Xalacom worldwide revenues grew 10% in 2007, compared to 2006.

- **Genotropin**, for the treatment of short stature in children with growth hormone deficiency, Prader-Willi Syndrome, Turner Syndrome, Small for Gestational Age Syndrome and in adults with growth hormone deficiency, is the world's leading human growth hormone. Genotropin revenues grew 6% worldwide, driven by its broad platform of innovative injection delivery devices.

- **Zyrtec/Zyrtec D**, allergy medicines, experienced a 2% decline in worldwide revenues compared to 2006. We lost U.S. exclusivity for Zyrtec/Zyrtec D in January 2008. Since we sold our rights to market Zyrtec/Zyrtec D over-the-counter in connection with the sale of our Consumer Healthcare business, we ceased selling this product in late January 2008.

- Alliance revenues reflect revenues primarily associated with our co-promotion of Aricept, Rebif and Spiriva.

  —**Aricept**, discovered and developed by our alliance partner Eisai Co., Ltd, is the world's leading medicine to treat symptoms of Alzheimer's disease. See Notes to Consolidated Financial Statements—*Note 20. Legal Proceedings and Contingencies* for a discussion of certain patent litigation relating to Aricept.

  —**Rebif**, discovered and developed by EMD Serono, Inc. (Serono), is used to treat symptoms of relapsing forms of multiple sclerosis. Pfizer co-promotes Rebif with Serono in the U.S.

  —**Spiriva**, discovered and developed by our alliance partner Boehringer Ingelheim (BI), is used to treat chronic obstructive pulmonary disease, a chronic respiratory disorder that includes chronic bronchitis and emphysema.

Alliances allow us to co-promote or license these products for sale in certain countries. Under the co-promotion agreements, these products are marketed and promoted with our alliance partners. We provide funding through cash, staff and other resources to sell, market, promote and further develop these products.

Product Developments

We continue to invest in R&D to provide future sources of revenues through the development of new products, as well as through additional uses for existing in-line and alliance products. We have a broad and deep pipeline of medicines in development. However, there are no assurances as to when, or if, we will receive regulatory approval for additional indications for existing products or any of our other products in development. Below are significant regulatory actions by, and filings pending with, the FDA and regulatory authorities in the E.U. and Japan.

Recent FDA approvals:

PRODUCT	INDICATION	DATE APPROVED
Selzentry (maraviroc)	Treatment of human immuno-deficiency virus/acquired immune deficiency (HIV) in CCR5-tropic treatment-experienced patients	August 2007
Lyrica	Treatment of fibromyalgia	June 2007
Fragmin	Prevention of blood clots in patients with cancer	May 2007
Lipitor	Secondary prevention of cardiovascular (CV) events in patients with established coronary heart disease	March 2007

Pending U.S. new drug applications (NDAs) and supplemental filings:

PRODUCT	INDICATION	DATE SUBMITTED
Fablyn (lasofoxifene)	Treatment of osteoporosis	December 2007
Spiriva	Respimat device for chronic obstructive pulmonary disease	November 2007
Zmax	Treatment of bacterial infections—sustained release—Pediatric acute otitis media (AOM) filing	November 2006
fesoterodine	Treatment of overactive bladder	March 2006
Vfend	Treatment of fungal infections—Pediatric filing	June 2005
dalbavancin	Treatment of complicated skin/skin structure gram-positive bacterial infections	December 2004

On September 28, 2007, we received an "approvable" letter from the FDA for Zmax that sets forth requirements to obtain approval for the AOM indication based on pharmacokinetic data. We plan to discuss these requirements with the FDA and seek an agreement on actions to address the FDA's comments.

We received an "approvable" letter from the FDA for fesoterodine for the treatment of overactive bladder in January 2007. Regulatory review of fesoterodine is progressing in the U.S. and fesoterodine was approved in the E.U. in April 2007. We are working with Schwarz Pharma, the licensor, to scale up manufacturing and identify manufacturing site alternatives. Launch is planned for mid-2008 in Europe and, subject to FDA approval, early 2009 in the U.S.

In December 2007, we received a third "approvable" letter from the FDA for dalbavancin. We and the third-party manufacturer are working with the FDA to respond to the requirements set forth in that letter.

We received "not-approvable" letters from the FDA for Fablyn (lasofoxifene) for the prevention of post-menopausal osteoporosis in September 2005 and for the treatment of vaginal atrophy in January 2006. We submitted a new NDA for the treatment of osteoporosis in post-menopausal women in December 2007, including the three-year interim data from the Postmenopausal Evaluation And Risk-reduction with Lasofoxifene (PEARL) study in support of the new NDA.

In September 2005, we received a "not-approvable" letter for Dynastat (parecoxib), an injectable prodrug for valdecoxib for the treatment of acute pain. We have had discussions with the FDA regarding this letter, and we are considering plans to address the FDA's concerns.

Regulatory approvals and filings in the E.U. and Japan:

PRODUCT	DESCRIPTION OF EVENT	DATE APPROVED	DATE SUBMITTED
Fablyn/ (lasofoxifene)	Application submitted in the E.U. for the treatment of osteoporosis	—	January 2008
Chantix/ Champix	Approval in Japan as an aid to smoking cessation	January 2008	—
Spiriva	Approval in the E.U. for Respimat device for chronic obstructive pulmonary disease	November 2007	—
Caduet	Application submitted in Japan for hypertension	—	November 2007
Celsentri (maraviroc)	Approval in the E.U. for the treatment of HIV in CCR5-tropic treatment-experienced patients	September 2007	—
Eraxis/Ecalta	Approval in the E.U. for the treatment of invasive candidiasis in adult non-neutropenic patients	September 2007	—
Selera (Inspra)	Approval in Japan for treatment of hypertension	September 2007	—
dalbavancin	Application submitted in the E.U. for the treatment of skin and skin structure infections	—	July 2007

Regulatory approvals and filings in the E.U. and Japan: (continued)

PRODUCT	DESCRIPTION OF EVENT	DATE APPROVED	DATE SUBMITTED
rifabutin	Application submitted in Japan for Mycobacterium infection	—	June 2007
fesoterodine	Approval in the E.U. for treatment of overactive bladder	April 2007	—
Macugen	Application submitted in Japan for treatment of age-related macular degeneration	—	March 2007
Celebrex	Approval in the E.U. for the treatment of ankylosing spondylitis	February 2007	—
	Application submitted in Japan for treatment of lower-back pain	—	February 2007
	Approval in Japan for treatment of osteoarthritis and rheumatoid arthritis	January 2007	—
sildenafil	Application submitted in Japan for treatment of pulmonary arterial hypertension	—	February 2007
Somavert	Approval in Japan for treatment of acromegaly	January 2007	—
Sutent	Approval in the E.U. for mRCC as a first-line treatment	January 2007	—
	Approval in the E.U. for GIST as a second-line treatment	January 2007	—
	Application submitted in Japan for treatment of mRCC	—	December 2006
	Application submitted in Japan for treatment of GIST	—	December 2006

Ongoing or planned clinical trials for additional uses and dosage forms for our in-line products include:

PRODUCT	INDICATION
Celebrex	Acute gouty arthritis
Eraxis/Vfend Combination	Aspergillosis fungal infections
Geodon/ Zeldox	Bipolar relapse prevention; pediatric bipolar mania; adjunctive use in bipolar depression
Lyrica	Epilepsy monotherapy
Macugen	Diabetic macular edema
Revatio	Pediatric pulmonary arterial hypertension
Selzentry/ Celsentri	HIV in CCR5-tropic treatment-naive patients
Sutent	Breast cancer; colorectal cancer; non-small cell lung cancer; liver cancer
Zithromax/ chloroquine	Malaria

New drug candidates in late-stage development include CP-945,598, a cannibinoid-1 receptor antagonist for treatment of obesity; axitinib, a multi-targeted kinase for treatment of pancreatic cancer; CP-675,206, an anti-CTLA4 monoclonal antibody for melanoma; PD-332334, an alpha2delta compound for the treatment of generalized anxiety disorder; reboxetine, for the treatment of fibromyalgia; and apixaban for the prevention and treatment of venous thromboembolism and the prevention of stroke in patients with atrial fibrillation, which is being developed in collaboration with Bristol-Myers Squibb Company.

In June 2007, we announced the discontinuation of a development program in non-small cell lung cancer for PF-3,512,676 in combination with cytotoxic chemotherapy. We licensed PF-3,512,676 from Coley in 2005.

Additional product-related programs are in various stages of discovery and development. Also, see the discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review.

Animal Health

Revenues of our Animal Health business follow:

	YEAR ENDED DEC. 31,			% CHANGE	
(MILLIONS OF DOLLARS)	2007	2006	2005	07/06	06/05
Livestock products	$1,654	$1,458	$1,379	13	6
Companion animal products	985	853	827	15	3
Total Animal Health	$2,639	$2,311	$2,206	14	5

Our Animal Health business is one of the largest in the world.

The increase in Animal Health revenues in 2007, compared to 2006, was primarily attributable to:

- for livestock products, the continued good performance of our premium anti-infectives for cattle and swine, and intramammaries in 2007, as well as revenues from Embrex, which we acquired in the first quarter of 2007;
- for companion animal products, the good performances of Revolution (a parasiticide for dogs and cats); Rimadyl (for treatment of pain and inflammation associated with canine osteoarthritis and soft-tissue orthopedic surgery); and new product launches, such as Convenia (first-in-class single-dose treatment antibiotic therapy for dogs and cats), Slentrol (weight management for dogs) and Cerenia (treatment and prevention of vomiting in dogs); and
- the favorable impact of foreign exchange, which increased revenues by 5%.

The increase in Animal Health revenues in 2006, compared to 2005, was primarily attributable to:

- for livestock products, the continued good performance of Draxxin (for treatment of respiratory disease in cattle and swine) in Europe and in the U.S.; and
- for companion animal products, the continued good performance of Revolution;

partially offset by:

- a decline in U.S. Rimadyl revenues due to intense branded competition, as well as increased generic competition in the European companion animal market.

Costs and Expenses

Cost of Sales

Cost of sales increased 47% in 2007 and increased 6% in 2006, while revenues were flat in 2007 and increased 2% in 2006. Cost of sales as a percentage of revenues increased in 2007 compared to 2006 and in 2006 compared to 2005.

Cost of sales in 2007, compared to 2006, increased as a result of:

- asset impairment charges, write-offs and other exit costs associated with Exubera of $2.6 billion (See the "Our 2007 Performance: Decision to Exit Exubera" section of this Financial Review);
- the unfavorable impact of foreign exchange on expenses;
- the impact of higher implementation costs associated with our cost-reduction initiatives of $700 million in 2007, compared to $392 million in 2006; and
- costs of $194 million for 2007, related to business transition activities associated with the sale of our Consumer Healthcare business, completed in December 2006,

partially offset by:

- savings related to our cost-reduction initiatives.

Cost of sales in 2006, compared to 2005, increased as a result of:

- the impact of higher implementation costs associated with our cost-reduction initiatives of $392 million in 2006, compared to $124 million in 2005;
- the timing of implementation of inventory-management initiatives;
- the unfavorable impact on expenses of foreign exchange; and
- charges related to certain inventory and manufacturing equipment write-downs,

partially offset by:

- changes in sales mix;
- savings related to our cost-reduction initiatives; and
- $73 million in write-offs of inventory and exit costs in 2005 related to suspension of sales and marketing of Bextra.

Selling, Informational and Administrative (SI&A) Expenses

SI&A expenses in 2007 were comparable to 2006, which reflects:

- savings related to our cost-reduction initiatives,

offset by:

- the unfavorable impact on expenses of foreign exchange;
- the impact of higher implementation costs associated with our cost-reduction initiatives of $334 million in 2007, compared to $243 million in 2006; and
- charges associated with Exubera of $85 million (See the "Our 2007 Performance: Decision to Exit Exubera" section of this Financial Review).

SI&A expenses increased 2% in 2006, compared to 2005, which reflects:

- higher promotional investments in new product launches and in-line product promotional programs;
- expenses related to share-based payments; and
- the impact of higher implementation costs associated with our cost-reduction initiatives of $243 million in 2006, compared to $151 million in 2005,

partially offset by:

- the favorable impact on expenses of foreign exchange; and
- savings related to our cost-reduction initiatives.

Research and Development (R&D) Expenses

R&D expenses increased 6% in 2007, compared to 2006, which reflects:

- the impact of higher implementation costs associated with our cost-reduction initiatives of $416 million in 2007, compared to $176 million in 2006;
- an initial payment to BMS of $250 million and additional payments to BMS related to product development efforts, in connection with our collaboration to develop and commercialize apixaban, recorded in 2007;
- the unfavorable impact on expenses of foreign exchange;
- a one-time R&D milestone due to us from sanofi-aventis (approximately $118 million) recorded in 2006; and
- exit costs, such as contract termination costs, associated with Exubera of $100 million (See the "Our 2007 Performance: Decision to Exit Exubera" section of this Financial Review),

partially offset by:

- savings related to our cost-reduction initiatives.

R&D expenses increased 5% in 2006, compared to 2005, which reflects:

- the impact of higher implementation costs associated with our cost-reduction initiatives of $176 million in 2006, compared to $50 million in 2005;
- expenses related to share-based payments;
- timing considerations associated with the advancement of development programs for pipeline products; and
- higher payments for intellectual property rights, discussed below, among other factors,

partially offset by:

- a one-time R&D milestone due to us from sanofi-aventis (approximately $118 million); and
- savings related to our cost-reduction initiatives.

R&D expenses also include payments for intellectual property rights of $603 million in 2007, $292 million in 2006 and $156 million in 2005. (For further discussion, see the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review.)

Acquisition-Related In-Process Research and Development Charges

The estimated value of acquisition-related IPR&D is expensed at the acquisition date. In 2007, we expensed $283 million of IPR&D, primarily related to our acquisitions of BioRexis and Embrex. In 2006, we expensed $835 million of IPR&D, primarily related to our acquisitions of Rinat and PowderMed. In 2005, we expensed $1.7 billion of IPR&D, primarily related to our acquisitions of Vicuron and Idun.

Cost-Reduction Initiatives

In connection with our cost-reduction initiatives, which were launched in early 2005 and broadened in October 2006, our management has performed a comprehensive review of our processes, organizations, systems and decision-making procedures in a company-wide effort to improve performance and efficiency. On January 22, 2007, we announced additional plans to change the way we run our businesses to meet the challenges of a changing business environment and to take advantage of the diverse opportunities in the marketplace. We are generating net cost reductions through site rationalization in R&D and manufacturing, streamlined organizational structures, sales force and staff function reductions, and increased outsourcing and procurement savings. Compared to 2006, we expect to achieve a net reduction of the pre-tax total expense component of Adjusted income of at least $1.5 billion to $2.0 billion by the end of 2008 on a constant currency basis (the actual foreign exchange rates in effect in 2006). (For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.)

The actions associated with the expanded cost-reduction initiatives include restructuring charges, such as asset impairments, exit costs and severance costs (including any related impacts to our benefit plans, including settlements and curtailments) and associated implementation costs, such as accelerated depreciation charges, primarily associated with plant network optimization efforts, and expenses associated with system and process standardization and the expansion of shared services worldwide. (See Notes to Consolidated Financial Statements—*Note 5. Cost-Reduction Initiatives*.) The strengthening of the euro and other currencies relative to the dollar, while favorable on *Revenues*, has had an adverse impact on our total expenses (*Cost of sales, Selling, administrative and informational expenses*, and *Research and development expenses*), including the reported impact of these cost-reduction efforts.

We incurred the following costs in connection with our cost-reduction initiatives:

	YEAR ENDED DEC. 31,		
(MILLIONS OF DOLLARS)	2007	2006	2005
Implementation costs[(a)]	$1,389	$ 788	$325
Restructuring charges[(b)]	2,523	1,296	438
Total costs related to our cost-reduction initiatives	$3,912	$2,084	$763

(a) For 2007, included in *Cost of sales* ($700 million), *Selling, informational and administrative expenses* ($334 million), *Research and development expenses* ($416 million) and in *Other (income)/deductions—net* ($61 million income). For 2006, included in *Cost of sales* ($392 million), *Selling, informational and administrative expenses* ($243 million), *Research and development expenses* ($176 million) and in *Other (income)/deductions—net* ($23 million income). For 2005, included in *Cost of sales* ($124 million), *Selling, informational and administrative expenses* ($151 million), and *Research and development expenses* ($50 million).

(b) Included in *Restructuring charges and acquisition-related costs.*

Through December 31, 2007, the restructuring charges primarily relate to our plant network optimization efforts and the restructuring of our worldwide marketing and research and development operations, and the implementation costs primarily relate to accelerated depreciation of certain assets, as well as system and process standardization and the expansion of shared services.

The components of restructuring charges associated with our cost-reduction initiatives follow:

	COSTS INCURRED				ACTIVITY THROUGH DEC. 31,	ACCRUAL AS OF DEC. 31,
(MILLIONS OF DOLLARS)	2007	2006	2005	TOTAL	2007[(a)]	2007
Employee termination costs	$2,034	$ 809	$303	$3,146	$1,957	$1,189
Asset impairments	260	368	122	750	750	—
Other	229	119	13	361	261	100
Total	$2,523	$1,296	$438	$4,257	$2,968	$1,289[(b)]

(a) Includes adjustments for foreign currency translation.

(b) Included in *Other current liabilities* ($1.1 billion) and *Other noncurrent liabilities* ($186 million).

From the beginning of the cost-reduction initiatives in 2005 through December 31, 2007, *Employee termination costs* represent the expected reduction of the workforce by 20,800 employees, mainly in research, manufacturing and sales. As of December 31, 2007, approximately 13,000 of these employees have been formally terminated. *Employee termination costs* are recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits. *Asset impairments* primarily include charges to write down property, plant and equipment. *Other* primarily includes costs to exit certain activities.

Acquisition-Related Costs

We recorded in *Restructuring charges and acquisition-related costs* $11 million in 2007, $27 million in 2006 and $918 million in 2005, for acquisition-related costs. Amounts in 2005 were primarily related to our acquisition of Pharmacia on April 16, 2003 and included integration costs of $543 million and restructuring charges of $375 million. As of December 31, 2007, virtually all restructuring charges incurred have been utilized.

Integration costs represent external, incremental costs directly related to an acquisition, including expenditures for consulting and systems integration. Restructuring charges can include severance, costs of vacating duplicative facilities, contract termination and other exit costs.

Other (Income)/Deductions—Net

In 2007, we recorded higher net interest income compared to 2006, due primarily to higher net financial assets during 2007 compared to 2006, reflecting proceeds of $16.6 billion from the sale of our Consumer Healthcare business in late December 2006, and higher interest rates. Also in 2007, we recorded a gain of $211 million related to the sale of a building in Korea. In 2006, we recorded a charge of $320 million related to the impairment of our Depo-Provera intangible asset. In 2005, we recorded charges of $1.2 billion primarily related to the impairment of our Bextra intangible asset. See also Notes to Consolidated Financial Statements—*Note 7. Other (Income)/Deductions—Net.*

Provision for Taxes on Income

Our overall effective tax rate for continuing operations was 11.0% in 2007, 15.3% in 2006 and 29.4% in 2005. The lower tax rate in 2007 is primarily due to the impact of charges associated with our decision to exit Exubera (see the "Our 2007 Performance: Decision to Exit Exubera" section of this Financial Review), higher charges related to our cost-reduction initiatives in 2007, lower non-deductible charges for acquisition-related IPR&D, and the volume and geographic mix of product sales and restructuring charges in 2007 compared to 2006, partially offset by certain one-time tax benefits in 2006, all discussed below.

The lower tax rate in 2006 compared to 2005 is primarily due to certain one-time tax benefits associated with favorable tax legislation and the resolution of certain tax positions, and a decrease in the 2005 estimated U.S. tax provision related to the repatriation of foreign earnings, all as discussed below, and the impact of the sale of our Consumer Healthcare business.

In the third quarter of 2006, we recorded a decrease to the 2005 estimated U.S. tax provision related to the repatriation of foreign earnings, due primarily to the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of a certain position, and we recognized a tax benefit of $124 million.

In the first quarter of 2006, we were notified by the Internal Revenue Service (IRS) Appeals Division that a resolution had been reached on the matter that we were in the process of appealing related to the tax deductibility of an acquisition-related breakup fee paid by the Warner-Lambert Company in 2000. As a result, in the first quarter of 2006, we recorded a tax benefit of approximately $441 million related to the resolution of this issue.

On January 23, 2006, the IRS issued final regulations on Statutory Mergers and Consolidations, which impacted certain prior-period transactions. In the first quarter of 2006, we recorded a tax benefit of $217 million, reflecting the total impact of these regulations.

In 2005, we recorded an income tax charge of $1.7 billion, included in *Provision for taxes on income,* in connection with our decision to repatriate approximately $37 billion of foreign earnings in accordance with the American Jobs Creation Act of 2004 (the Jobs Act). The Jobs Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividend-received deduction for certain dividends from controlled foreign corporations in 2005. In addition, during 2005, we recorded a tax benefit of $586 million, primarily related to the resolution of certain tax positions.

Discontinued Operations—Net of Tax

For further discussion about our dispositions, see the "Our Strategic Initiatives—Strategy and Recent Transactions: Dispositions" section of this Financial Review. The following amounts, primarily related to our former Consumer Healthcare business, have been segregated from continuing operations and included in *Discontinued operations—net of tax* in the consolidated statements of income:

	YEAR ENDED DEC. 31,		
(MILLIONS OF DOLLARS)	2007	2006	2005
Revenues	$ —	$4,044	$3,948
Pre-tax income/loss	(5)	643	695
(Benefit)/provision for taxes on income[(a)]	2	(210)	(244)
Income/loss from operations of discontinued businesses—net of tax	(3)	433	451
Pre-tax gains/(losses) on sales of discontinued businesses	(168)	10,243	77
(Benefit)/provision for taxes on gains[(b)]	102	(2,363)	(30)
Gains/(losses) on sales of discontinued businesses—net of tax	(66)	7,880	47
Discontinued operations—net of tax	$ (69)	$8,313	$498

(a) Includes a deferred tax expense of nil in 2007, $24 million in 2006 and $25 million in 2005.

(b) Includes a deferred tax benefit of nil in 2007, $444 million in 2006, and nil in 2005.

Adjusted Income

General Description of Adjusted Income Measure

Adjusted income is an alternative view of performance used by management and we believe that investors' understanding of our performance is enhanced by disclosing this performance measure. We report Adjusted income in order to portray the results of our major operations—the discovery, development, manufacture, marketing and sale of prescription medicines for humans and animals—prior to considering certain income statement elements. We have defined Adjusted income as Net income before the impact of purchase accounting for acquisitions, acquisition-related costs, discontinued operations, the cumulative effect of a change in accounting principles and certain significant items. The Adjusted income measure is not, and should not be viewed as, a substitute for U.S. GAAP Net income.

The Adjusted income measure is an important internal measurement for Pfizer. We measure the performance of the overall Company on this basis. The following are examples of how the Adjusted income measure is utilized.

- Senior management receives a monthly analysis of our operating results that is prepared on an Adjusted income basis;
- Our annual budgets are prepared on an Adjusted income basis; and
- Annual and long-term compensation, including annual cash bonuses, merit-based salary adjustments and share-based payments for various levels of management, is based on financial measures that include Adjusted income. The Adjusted income measure currently represents a significant portion of target objectives that are utilized to determine the annual compensation for various levels of management, although the actual weighting of the objective may vary by level of management and job responsibility and may be considered in the determination of certain long-term compensation plans. The portion of senior management's bonus, merit-based salary increase and share-based awards based on the Adjusted income measure ranges from 10% to 30%.

Despite the importance of this measure to management in goal setting and performance measurement, we stress that Adjusted income is a non-U.S. GAAP financial measure that has no standardized meaning prescribed by U.S. GAAP and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted income (unlike U.S. GAAP Net income) may not be comparable with the calculation of similar measures for other companies. Adjusted income is presented solely to permit investors to more fully understand how management assesses our performance.

We also recognize that, as an internal measure of performance, the Adjusted income measure has limitations and we do not restrict our performance-management process solely to this metric. A limitation of the Adjusted income measure is that it provides a view of our operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangibles and does not provide a comparable view of our performance to other companies in the pharmaceutical industry. We also use other specifically tailored tools designed to ensure the highest levels of our performance. For example, our R&D organization has productivity targets, upon which its effectiveness is measured. In addition, Performance Share Awards grants made in 2006, 2007 and future years will be paid based on a non-discretionary formula that measures our performance using relative total shareholder return.

Purchase Accounting Adjustments

Adjusted income is calculated prior to considering certain significant purchase-accounting impacts, such as those related to our acquisitions of BioRexis, Embrex, Rinat, sanofi-aventis' rights to Exubera, PowderMed, Idun and Vicuron, as well as net asset acquisitions. These impacts can include charges for purchased in-process R&D, the incremental charge to cost of sales from the sale of acquired inventory that was written up to fair value and the incremental charges related to the amortization of finite-lived intangible assets for the increase to fair value. Therefore, the Adjusted income measure includes the revenues earned upon the sale of the acquired products without considering the aforementioned significant charges.

Certain of the purchase-accounting adjustments associated with a business combination, such as the amortization of intangibles acquired in connection with our acquisition of Pharmacia in 2003, can occur for up to 40 years (these assets have a weighted-average useful life of approximately nine years), but this presentation provides an alternative view of our performance that is used by management to internally assess business performance. We believe the elimination of amortization attributable to acquired intangible assets provides management and investors an alternative view of our business results by trying to provide a degree of parity to internally developed intangible assets for which research and development costs have been previously expensed.

However, a completely accurate comparison of internally developed intangible assets and acquired intangible assets cannot be achieved through Adjusted income. This component of Adjusted income is derived solely with the impacts of the items listed in the first paragraph of this section. We have not factored in the impacts of any other differences in experience that might have occurred if we had discovered and developed those intangible assets on our own, and this approach is not intended to be representative of the results that would have occurred in those circumstances. For example, our research and development costs in total, and in the periods presented, may have been different; our speed to commercialization and resulting sales, if any, may have been different; or our costs to manufacture may have been different. In addition, our marketing efforts may have been received differently by our customers. As such, in total, there can be no assurance that our Adjusted income amounts would have been the same as presented had we discovered and developed the acquired intangible assets.

Acquisition-Related Costs

Adjusted income is calculated prior to considering integration and restructuring costs associated with business combinations because these costs are unique to each transaction and represent costs that were incurred to restructure and integrate two businesses as a result of the acquisition decision. For additional clarity, only restructuring and integration activities that are associated with a purchase business combination or a net-asset acquisition are included in acquisition-related costs. We have made no adjustments for the resulting synergies.

We believe that viewing income prior to considering these charges provides investors with a useful additional perspective because the significant costs incurred in a business combination result primarily from the need to eliminate duplicate assets, activities or employees—a natural result of acquiring a fully integrated set of activities. For this reason, we believe that the costs incurred to convert disparate systems, to close duplicative facilities or to eliminate duplicate positions (for example, in the context of a business combination) can be viewed differently from those costs incurred in other, more normal business contexts.

The integration and restructuring costs associated with a business combination may occur over several years, with the more significant impacts ending within three years of the transaction. Because of the need for certain external approvals for some actions, the span of time needed to achieve certain restructuring and integration activities can be lengthy. For example, due to the highly regulated nature of the pharmaceutical business, the closure of excess facilities can take several years, as all manufacturing changes are subject to extensive validation and testing and must be approved by the FDA.

Discontinued Operations

Adjusted income is calculated prior to considering the results of operations included in discontinued operations, such as our Consumer Healthcare business, which we sold in December 2006, as well as any related gains or losses on the sale of such operations. We believe that this presentation is meaningful to investors because, while we review our businesses and product lines periodically for strategic fit with our operations, we do not build or run our businesses with an intent to sell them.

Cumulative Effect of a Change in Accounting Principles

Adjusted income is calculated prior to considering the cumulative effect of a change in accounting principles. The cumulative effect of a change in accounting principles is generally one time in nature and not expected to occur as part of our normal business on a regular basis.

Certain Significant Items

Adjusted income is calculated prior to considering certain significant items. Certain significant items represent substantive, unusual items that are evaluated on an individual basis. Such evaluation considers both the quantitative and the qualitative aspect of their unusual nature. Unusual, in this context, may represent items that are not part of our ongoing business; items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis; items that would be non-recurring; or items that relate to products we no longer sell. While not all-inclusive, examples of items that could be included as certain significant items would be a major non-acquisition-related restructuring charge and associated implementation costs for a program which is specific in nature with a defined term, such as those related to our cost-reduction initiatives; charges related to sales or disposals of products or facilities that do not qualify as discontinued operations as defined by U.S. GAAP; amounts associated with transition service agreements in support of discontinued operations after sale; certain intangible asset impairments; adjustments related to the resolution of certain tax positions; the impact of adopting certain significant, event-driven tax legislation, such as adjustments associated with charges attributable to the repatriation of foreign earnings in accordance with the American Jobs Creation Act of 2004; or possible charges related to legal matters, such as certain of those discussed in *Legal Proceedings* in our Form 10-K and in *Part II: Other Information; Item 1, Legal Proceedings* in our Form 10-Q filings. Normal, ongoing defense costs of the Company or settlements and accruals on legal matters made in the normal course of our business would not be considered certain significant items.

Reconciliation

A reconciliation between *Net income*, as reported under U.S. GAAP, and Adjusted income follows:

	YEAR ENDED DEC. 31,			% CHANGE	
(MILLIONS OF DOLLARS)	**2007**	2006	2005	**07/06**	06/05
Reported net income	**$ 8,144**	$19,337	$ 8,085	**(58)**	139
Purchase accounting adjustments—net of tax	**2,511**	3,131	3,967	**(20)**	(21)
Acquisition-related costs—net of tax	**10**	14	599	**(30)**	(98)
Discontinued operations—net of tax	**69**	(8,313)	(498)	*	M+
Cumulative effect of a change in accounting principles—net of tax	**—**	—	23	**—**	*
Certain significant items—net of tax	**4,379**	813	2,293	**438**	(65)
Adjusted income	**$15,113**	$14,982	$14,469	**1**	4

* Calculation not meaningful.

M+ Change greater than 1,000%.

Certain amounts and percentages may reflect rounding adjustments.

Adjusted income as shown above excludes the following items:

(MILLIONS OF DOLLARS)	YEAR ENDED DEC. 31, 2007	2006	2005
Purchase accounting adjustments:			
Intangible amortization and other[(a)]	**$ 3,101**	$ 3,220	$3,289
In-process research and development charges[(b)]	**283**	835	1,652
Total purchase accounting adjustments, pre-tax	**3,384**	4,055	4,941
Income taxes	**(873)**	(924)	(974)
Total purchase accounting adjustments—net of tax	**2,511**	3,131	3,967
Acquisition-related costs:			
Integration costs[(c)]	**17**	21	543
Restructuring charges[(c)]	**(6)**	6	375
Total acquisition-related costs, pre-tax	**11**	27	918
Income taxes	**(1)**	(13)	(319)
Total acquisition-related costs—net of tax	**10**	14	599
Discontinued operations:			
(Income)/loss from discontinued operations[(d)]	**5**	(643)	(695)
(Gains)/losses on sales of discontinued operations[(d)]	**168**	(10,243)	(77)
Total discontinued operations, pre-tax	**173**	(10,886)	(772)
Income taxes	**(104)**	2,573	274
Total discontinued operations—net of tax	**69**	(8,313)	(498)
Cumulative effect of a change in accounting principles—net of tax	**—**	—	23
Certain significant items:			
Restructuring charges—cost-reduction initiatives[(c)]	**2,523**	1,296	438
Implementation costs—cost-reduction initiatives[(e)]	**1,389**	788	325
Asset impairment charges and other associated costs[(f)]	**2,798**	320	1,240
Consumer Healthcare business transition activity[(g)]	**(26)**	—	—
sanofi-aventis research and development milestone[(h)]	**—**	(118)	—
Other[(i)]	**(174)**	(173)	(134)
Total certain significant items, pre-tax	**6,510**	2,113	1,869
Income taxes	**(2,131)**	(735)	(654)
Resolution of certain tax positions[(j)]	**—**	(441)	(586)
Tax impact of the repatriation of foreign earnings[(j)]	**—**	(124)	1,664
Total certain significant items—net of tax	**4,379**	813	2,293
Total purchase accounting adjustments, acquisition-related costs, discontinued operations, cumulative effect of a change in accounting principles and certain significant items—net of tax	**$ 6,969**	$ (4,355)	$6,384

(a) Included primarily in *Amortization of intangible assets*. (See Notes to Consolidated Financial Statements—*Note 13. Goodwill and Other Intangible Assets.*)

(b) Included in *Acquisition-related in-process research and development charges*. (See Notes to Consolidated Financial Statements—*Note 2. Acquisitions.*)

(c) Included in *Restructuring charges and acquisition-related costs*. (See Notes to Consolidated Financial Statements—*Note 5. Cost-Reduction Initiatives* and *Note 6. Acquisition-Related Costs.*)

(d) *Discontinued operations—net of tax* is primarily related to our Consumer Healthcare business. (See Notes to Consolidated Financial Statements—*Note 3. Discontinued Operations.*)

(e) Included in *Cost of sales* ($700 million), *Selling, informational and administrative expenses* ($334 million), *Research and development expenses* ($416 million) and in *Other (income)/deductions—net* ($61 million income) for 2007. Included in *Cost of sales* ($392 million), *Selling, informational and administrative expenses* ($243 million), *Research and development expenses* ($176 million) and in *Other (income)/deductions—net* ($23 million income) for 2006. Included in *Cost of sales* ($124 million), *Selling, informational and administrative expenses* ($151 million), *Research and development expenses* ($50 million) for 2005. (See Notes to Consolidated Financial Statements—*Note 5. Cost-Reduction Initiatives.*)

(f) In 2007, these charges primarily related to the decision to exit Exubera and comprise approximately $1.1 billion of intangible asset impairments, $661 million of inventory write-offs, $454 million of fixed asset impairments and $578 million of other exit costs and are included in *Cost of sales* ($2.6 billion), *Selling, informational and administrative expenses* ($85 million), *Research and development expenses* ($100 million) and *Revenues* ($10 million for an estimate of customer returns) for 2007. See the "Our 2007 Performance: Decision to Exit Exubera" section of this Financial Review. In 2006, $320 million related to the impairment of the Depo-Provera intangible asset is included in *Other (income)/deductions—net*. In 2005, included primarily in *Other (income)/deductions—net* and includes $1.2 billion related to the impairment of the Bextra intangible asset. (See Notes to Consolidated Financial Statements—*Note 13B. Goodwill and Other Intangible Assets: Other Intangible Assets.*)

(g) Included in *Revenues* ($219 million), *Cost of sales* ($194 million), *Selling, informational and administrative expenses* ($15 million) and *Other (income)/deductions—net* ($16 million income) for 2007.

(h) Included in *Research and development expenses*.

(i) Primarily included in *Other (income)/deductions—net*. (See Notes to Consolidated Financial Statements—*Note 7. Other (Income)/Deductions—Net.*)

(j) Included in *Provision for taxes on income*. (See Notes to Consolidated Financial Statements—*Note 8. Taxes on Income.*)

Financial Condition, Liquidity and Capital Resources

Net Financial Assets

Our net financial asset position as of December 31 follows:

(MILLIONS OF DOLLARS)	2007	2006
Financial assets:		
Cash and cash equivalents	$ 3,406	$ 1,827
Short-term investments	22,069	25,886
Short-term loans	617	514
Long-term investments and loans	4,856	3,892
Total financial assets	30,948	32,119
Debt:		
Short-term borrowings, including current portion of long-term debt	5,825	2,434
Long-term debt	7,314	5,546
Total debt	13,139	7,980
Net financial assets	$17,809	$24,139

Short-term investments as of December 31, 2006, reflect the receipt of proceeds of $16.6 billion from the sale of our Consumer Healthcare business on December 20, 2006.

We rely largely on operating cash flow, short-term investments, long-term debt and short-term commercial paper borrowings to provide for the working capital needs of our operations, including our R&D activities. We believe that we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future.

Investments

Our short-term and long-term investments consist primarily of high-quality, investment-grade available-for-sale debt securities. Our long-term investments include debt securities that totaled $2.6 billion as of December 31, 2007, which have maturities ranging substantially from one to five years. Wherever possible, cash management is centralized and intercompany financing is used to provide working capital to our operations. Where local restrictions prevent intercompany financing, working capital needs are met through operating cash flows and/or external borrowings. Our portfolio of short-term investments as of December 31, 2006, reflects the receipt of proceeds from the sale of our Consumer Healthcare business of $16.6 billion. Our portfolio of short-term investments was reduced in 2007 and the proceeds were used to fund items such as the taxes due on the gain from the sale of our Consumer Healthcare business, completed in December 2006, share repurchases, dividends and capital expenditures in 2007.

Long-Term Debt Issuance

On December 10, 2007, we issued the following notes to be used for general corporate purposes, including the payment of maturing debt:

- $1.3 billion equivalent, senior, unsecured, euro-denominated notes, due December 15, 2014, which pay interest annually, beginning December 15, 2008, at a fixed rate of 4.75%.

On May 11, 2007, we issued the following notes to be used for general corporate purposes:

- $1.2 billion equivalent, senior, unsecured, euro-denominated notes, due May 15, 2017, which pay interest annually, beginning May 15, 2008, at a fixed rate of 4.55%.

The notes were issued under a securities registration statement filed with the Securities and Exchange Commission (SEC) in March 2007.

Credit Ratings

Two major corporate debt-rating organizations, Moody's Investors Service (Moody's) and Standard & Poor's (S&P), assign ratings to our short-term and long-term debt. The following chart reflects the current ratings assigned to our senior, unsecured non-credit enhanced long-term debt and commercial paper issued directly by us by each of these agencies:

NAME OF RATING AGENCY	COMMERCIAL PAPER	LONG-TERM DEBT		DATE OF LAST ACTION
		RATING	OUTLOOK	
Moody's	P-1	Aa1	Negative	October 2007
S&P	A1+	AAA	Negative	December 2006

On October 19, 2007, Moody's affirmed our Aa1 rating, its second-highest investment grade rating, but revised our ratings outlook to negative from stable. Moody's cited: (i) our announcement on October 18, 2007, related to recorded charges totaling $2.8 billion ($2.1 billion, net of tax), associated with the impairment of Exubera assets and other exit costs associated with Exubera (see the "Our 2007 Performance: Decision to Exit Exubera" section of this Financial Review); (ii) continuing pressure on U.S. Lipitor sales and market share; and (iii) the loss of U.S. exclusivity for Lipitor in either 2010 or 2011. The negative outlook reflects Moody's assessment of challenges we face as we head into the 2010-2012 period when the U.S. patents on certain key products expire.

Our access to financing at favorable rates would be affected by a substantial downgrade in our credit ratings.

Debt Capacity

We have available lines of credit and revolving-credit agreements with a group of banks and other financial intermediaries. We maintain cash and cash equivalent balances and short-term investments in excess of our commercial paper and other short-term borrowings. As of December 31, 2007, we had access to $3.7 billion of lines of credit, of which $1.5 billion expire within one year. Of these lines of credit, $3.6 billion are unused, of which our lenders have committed to loan us $2.1 billion at our request. $2.0 billion of the unused lines of credit, which expire in 2012, may be used to support our commercial paper borrowings.

In March 2007, we filed a securities registration statement with the SEC. This registration statement was filed under the automatic shelf registration process available to well-known seasoned issuers and is effective for three years. We can issue securities of various types under that registration statement at any time, subject to approval by our Board of Directors in certain circumstances.

Goodwill and Other Intangible Assets

As of December 31, 2007, *Goodwill* totaled $21.4 billion (19% of our total assets) and other identifiable intangible assets, net of accumulated amortization, totaled $20.5 billion (18% of our total assets).

The components of goodwill and other identifiable intangible assets, by segment, as of December 31, 2007, follow:

(MILLIONS OF DOLLARS)	PHARMACEUTICAL	ANIMAL HEALTH	OTHER	TOTAL
Goodwill	$21,256	$108	$18	$21,382
Finite-lived intangible assets, net[(a)]	17,188	322	52	17,562
Indefinite-lived intangible assets[(b)]	2,826	109	1	2,936

(a) Includes $16.6 billion related to developed technology rights and $565 million related to brands.

(b) Includes $2.9 billion related to brands.

Developed Technology Rights — Developed technology rights represent the amortized value associated with developed technology, which has been acquired from third parties, and which can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. We possess a well-diversified portfolio of hundreds of developed technology rights across therapeutic categories, primarily representing the amortized value of the commercialized products included in our Pharmaceutical segment that we acquired in connection with our Pharmacia acquisition in 2003. While the Arthritis and Pain therapeutic category represents about 30% of the total amortized value of developed technology rights as of December 31, 2007, the balance of the amortized value is evenly distributed across the following Pharmaceutical therapeutic product categories: Ophthalmology; Oncology; Urology; Infectious and Respiratory Diseases; Endocrine Disorders categories; and, as a group, Cardiovascular and Metabolic Diseases; Central Nervous System Disorders and All Other categories. The significant components include values determined for Celebrex, Detrol/Detrol LA, Xalatan, Genotropin, Zyvox, and Campto/Camptosar. Also included in this category are the post-approval milestone payments made under our alliance agreements for certain Pharmaceutical products, such as Rebif and Spiriva. These rights are all subject to our impairment review process explained in the "Accounting Policies: Long-Lived Assets" section of this Financial Review.

In 2007, we recorded a charge of $1.1 billion for the impairment of intangible assets (primarily developed technology rights) associated with Exubera. See the "Our 2007 Performance: Decision to Exit Exubera" section of this Financial Review.

Brands — Significant components of brands include values determined for Depo-Provera contraceptive, Xanax and Medrol.

In 2006, we recorded impairment charges of approximately $320 million related to the Depo-Provera brand (see Notes to Consolidated Financial Statements—*Note 7. Other (Income)/ Deductions—Net)*.

Selected Measures of Liquidity and Capital Resources

The following table sets forth certain relevant measures of our liquidity and capital resources as of December 31:

(MILLIONS OF DOLLARS, EXCEPT RATIOS AND PER COMMON SHARE DATA)	AS OF DECEMBER 31, 2007	2006
Cash and cash equivalents and short-term investments and loans	$26,092	$28,227
Working capital[(a)]	$25,014	$25,559
Ratio of current assets to current liabilities	2.15:1	2.16:1
Shareholders' equity per common share[(b)]	$ 9.65	$ 10.05

(a) Working capital includes assets held for sale of $114 million as of December 31, 2007, and $62 million as of December 31, 2006. Working capital also includes liabilities held for sale of nil as of December 31, 2007, and $2 million as of December 31, 2006.

(b) Represents total shareholders' equity divided by the actual number of common shares outstanding (which excludes treasury shares and those held by our employee benefit trust).

Working capital and the ratio of current assets to current liabilities in 2007 were comparable to 2006, primarily due to:

- inventory write-offs ($661 million) related to Exubera (See the "Our 2007 Performance: Decision to Exit Exubera" section of this Financial Review), as well as liabilities of $375 million accrued in connection with this decision;
- an increase in *Other current liabilities* related to our cost-reduction initiatives of $702 million; and
- the funding of share purchases, dividends and capital expenditures in part through the use of the proceeds from the redemption of short-term investments and the use of short-term borrowings,

offset by:

- the reclassification to noncurrent of certain amounts associated with uncertain tax positions of about $3.6 billion ($4.0 billion upon adoption on January 1, 2007, of a new accounting standard, partially offset by $0.4 billion of activity in 2007).

Summary of Cash Flows

(MILLIONS OF DOLLARS)	YEAR ENDED DEC. 31, 2007	2006	2005
Cash provided by/(used in):			
Operating activities	$ 13,353	$ 17,594	$14,733
Investing activities	795	5,101	(5,072)
Financing activities	(12,610)	(23,100)	(9,222)
Effect of exchange-rate changes on cash and cash equivalents	41	(15)	—
Net increase/(decrease) in cash and cash equivalents	$ 1,579	$ (420)	$ 439

Operating Activities

Our net cash provided by continuing operating activities was $13.4 billion in 2007, compared to $17.6 billion in 2006. The decrease in net cash provided by operating activities was primarily attributable to:

- higher tax payments ($2.2 billion) in 2007, related primarily to the gain on the sale of our Consumer Healthcare business in December 2006; and
- the timing of other receipts and payments in the ordinary course of business.

Our net cash provided by continuing operating activities was $17.6 billion in 2006, compared to $14.7 billion in 2005. The increase in net cash provided by operating activities was primarily attributable to:

- the payment of $1.7 billion in taxes in 2005 associated with the repatriation of approximately $37 billion of foreign earnings under the Jobs Act in 2005; and
- the timing of other receipts and payments in the ordinary course of business.

In 2007 and 2006, the cash flow line item called *Income taxes payable* primarily reflects the taxes provided in 2006 on the gain on the sale of our Consumer Healthcare business that were paid in 2007.

Investing Activities

Our net cash provided by investing activities was $795 million in 2007, compared to $5.1 billion in 2006. The decrease in net cash provided by investing activities was primarily attributable to:

- lower net sales and redemptions of investments in 2007 (a negative change in cash and cash equivalents of $6.1 billion),

partially offset by:

- the acquisitions of BioRexis and Embrex in 2007, compared to the acquisitions of PowderMed, Rinat and sanofi-aventis' rights associated with Exubera in 2006 (a decreased use of cash of $1.9 billion).

Our net cash provided by investing activities was $5.1 billion in 2006, compared to net cash used by investing activities of $5.1 billion in 2005. The increase in net cash provided by investing activities was primarily attributable to:

- higher net sales and redemptions of short-term investments in 2006 (an increased source of cash of $12.4 billion), primarily used to pay down short-term borrowings,

partially offset by:

- an increase in net purchases of long-term investments (an increased use of cash of $2.3 billion); and
- the acquisitions of PowderMed, Rinat and sanofi-aventis' rights to Exubera in 2006, compared to the acquisitions of Vicuron and Idun in 2005 (an increased use of cash of $216 million).

Financing Activities

Our net cash used in financing activities was $12.6 billion in 2007, compared to $23.1 billion in 2006. The decrease in net cash used in financing activities was primarily attributable to:

- net borrowings of $4.9 billion in 2007, compared to net repayments of $9.9 billion on total borrowings in 2006,

partially offset by:

- higher purchases of common stock in 2007 of $10.0 billion, compared to $7.0 billion in 2006; and
- an increase in cash dividends paid of $1.1 billion, reflecting an increase in the dividend rate, partially offset by lower shares outstanding.

Our net cash used in financing activities was $23.1 billion in 2006, compared to $9.2 billion in 2005. The increase in net cash used in financing activities was primarily attributable to:

- net repayments of $9.9 billion on total borrowings in 2006, compared to $321 million in 2005;
- an increase in cash dividends paid of $1.4 billion in 2006, compared to 2005, reflecting an increase in the dividend rate; and
- higher purchases of common stock in 2006 of $7.0 billion, compared to $3.8 billion in 2005,

partially offset by:

- higher proceeds of $243 million from the exercise of employee stock options.

In June 2005, we announced a $5 billion share-purchase program, which is primarily being funded by operating cash flows and a portion of the proceeds from the sale of our Consumer Healthcare business. In June 2006, the Board of Directors increased our share-purchase authorization from $5 billion to $18 billion. In total, under the June 2005 program, through December 31, 2007, we purchased approximately 683 million shares for approximately $17.5 billion.

In October 2004, we announced a $5 billion share-purchase program, which we completed in the second quarter of 2005 and was funded from operating cash flows. In total, under the October 2004 program, we purchased approximately 185 million shares.

In January 2008, we announced a new $5 billion share-purchase program, which will be funded by operating cash flows.

A summary of common stock purchases follows:

(MILLIONS OF SHARES AND DOLLARS, EXCEPT PER-SHARE DATA)	SHARES OF COMMON STOCK PURCHASED	AVERAGE PER-SHARE PRICE PAID	TOTAL COST OF COMMON STOCK PURCHASED
2007:			
June 2005 program	395	$25.27	$9,994
Total	**395**		**$9,994**
2006:			
June 2005 program	266	$26.19	$6,979
Total	266		$6,979

Contractual Obligations

Payments due under contractual obligations as of December 31, 2007, mature as follows:

		YEARS			
(MILLIONS OF DOLLARS)	TOTAL	WITHIN 1	OVER 1 TO 3	OVER 3 TO 5	AFTER 5
Long-term debt[(a)]	$11,203	$1,358	$1,498	$1,061	$7,286
Other long-term liabilities reflected on our balance sheet under U.S. GAAP[(b)]	3,407	480	615	635	1,677
Lease commitments[(c)]	1,518	212	343	175	788
Purchase obligations[(d)]	826	403	248	142	33
Uncertain tax positions[(e)]	408	408	—	—	—

(a) Our long-term debt obligations include both our expected principal and interest obligations. Our calculations of expected interest payments incorporates only current period assumptions for interest rates, foreign currency translations rates and hedging strategies. (See *Note 10. Financial Instruments.*) Long-term debt consists of senior, unsecured notes, floating rate, unsecured notes, foreign currency denominated notes, and other borrowings and mortgages.

(b) Includes expected payments relating to our unfunded U.S. supplemental (non-qualified) pension plans, postretirement plans and deferred compensation plans.

(c) Includes operating and capital lease obligations.

(d) Purchase obligations represent agreements to purchase goods and services that are enforceable and legally binding and include amounts relating to advertising, information technology services and employee benefit administration services.

(e) Reflects the adoption as of January 1, 2007, of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes*, and supplemented by FASB Financial Staff Position FIN 48-1, *Definition of Settlement of FASB Interpretation No. 48*, issued May 2, 2007, (see Notes to Consolidated Financial Statements—*Note 1D. Significant Accounting Policies: New Accounting Standards*). Except for amounts reflected in *Income taxes payable*, we are unable to predict the timing of tax settlements, as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation.

In 2008, we expect to spend approximately $2.0 billion on property, plant and equipment.

Off-Balance Sheet Arrangements

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters, and patent infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2007, recorded amounts for the estimated fair value of these indemnifications are not significant.

Certain of our co-promotion or license agreements give our licensors or partners the rights to negotiate for, or in some cases to obtain, under certain financial conditions, co-promotion or other rights in specified countries with respect to certain of our products.

Dividends on Common Stock

We declared dividends of $8.2 billion in 2007 and $7.3 billion in 2006 on our common stock. In 2007, we increased our annual dividend to $1.16 per share from $0.96 per share in 2006. In December 2007, our Board of Directors declared a first-quarter 2008 dividend of $0.32 per share. The 2008 cash dividend marks the 41st consecutive year of dividend increases.

Our current dividend provides a return to shareholders while maintaining sufficient capital to invest in growing our businesses. Our dividends are funded from operating cash flows, our financial asset portfolio and short-term commercial paper borrowings and are not restricted by debt covenants. To the extent we have additional capital in excess of investment opportunities, we typically offer a return to our shareholders through a stock-purchase program. We believe that our profitability and access to financial markets provide sufficient capability for us to pay current and future dividends.

New Accounting Standards

Recently Adopted Accounting Standards

As of January 1, 2007, we adopted FIN 48, which provides guidance on the recognition, derecognition and measurement of tax positions for financial statement purposes. Prior to 2007, our policy had been to account for income tax contingencies based on whether we determined our tax position to be 'probable' under current tax law of being sustained, as well as an analysis of potential outcomes under a given set of facts and circumstances. FIN 48 requires that tax positions be sustainable based on a 'more likely than not' standard of benefit recognition under current tax law, and adjusted to reflect the largest amount of benefit that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. As a result of the implementation of FIN 48, we reduced our existing liabilities for uncertain tax positions by approximately $11 million, which has been recorded as a direct adjustment to the opening balance of *Retained earnings*, and changed the classification of virtually all amounts associated with uncertain tax positions, including the associated accrued interest, from current to noncurrent, as of the date of adoption.

Recently Issued Accounting Standards, Not Adopted as of December 31, 2007

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 provides guidance for, among other things, the definition of fair value and the methods used to measure fair value. In February 2008, the FASB issued FASB Staff Position (FSP) 157-2 *Effective Date of FASB Statement No. 157*. Under the terms of FSP 157-2, the provisions of SFAS 157 will be adopted for financial instruments in 2008 and, when required, for nonfinancial assets and nonfinancial liabilities in 2009 (except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis). We do not expect that the provisions to be adopted in 2008 will have a significant impact on our financial statements and we are in the process of evaluating the impact of provisions to be adopted in 2009.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. (SFAS 141(R) replaced SFAS No. 141, *Business Combinations*, originally issued in June 2001.) SFAS 141(R) retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. Generally, SFAS 141(R) is effective on a prospective basis for all business combinations completed on or after January 1, 2009. We are currently in the process of evaluating the extent of those potential impacts.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements*, an amendment of ARB 51, *Consolidated Financial Statements*. SFAS 160 provides guidance for the accounting, reporting and disclosure of noncontrolling interests, also called minority interest. A minority interest represents the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The provisions of SFAS 160 will be adopted in 2009. The provisions of SFAS 160 will impact our current accounting for minority interests, which are not significant, and will impact our accounting for future acquisitions, if any, where we do not acquire 100% of the entity. We are currently in the process of evaluating the extent of those potential impacts.

In December 2007, the Emerging Issues Task Force (EITF) issued EITF Issue No. 07-1, *Accounting for Collaborative Arrangements*. EITF 07-1 provides guidance concerning: determining whether an arrangement constitutes a collaborative arrangement within the scope of the Issue; how costs incurred and revenue generated on sales to third parties should be reported in the income statement; how an entity should characterize payments on the income statement; and what participants should disclose in the notes to the financial statements about a collaborative arrangement. The provisions of EITF 07-1 will be adopted in 2009. We are in the process of evaluating the impact of adopting EITF 07-1 on our financial statements.

In June 2007, the EITF issued EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities*. EITF Issue No. 07-3 provides guidance concerning the accounting for non-refundable advance payments for goods and services that will be used in future R&D activities and requires that they be expensed when the research and development activity has been performed and not at the time of payment. The provisions of EITF Issue No. 07-3 will be adopted in 2008. We do not expect that the adoption of EITF Issue No. 07-3 will have a significant impact on our financial statements.

Forward-Looking Information and Factors That May Affect Future Results

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This report and other written or oral statements that we make from time to time contain such forward-looking statements that set forth anticipated results based on management's plans and assumptions. Such forward-looking statements involve substantial risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or business plans and prospects. In particular, these include statements relating to future actions, business plans and prospects, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, interest rates, foreign exchange rates, the outcome of contingencies, such as legal proceedings, and financial results. Among the factors that could cause actual results to differ materially are the following:

- Success of research and development activities;
- Decisions by regulatory authorities regarding whether and when to approve our drug applications as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of our products;
- Speed with which regulatory authorizations, pricing approvals and product launches may be achieved;
- Success of external business development activities;
- Competitive developments, including with respect to competitor drugs and drug candidates that treat diseases and conditions similar to those treated by our in-line drugs and drug candidates;
- Ability to successfully market both new and existing products domestically and internationally;
- Difficulties or delays in manufacturing;
- Trade buying patterns;
- Ability to meet generic and branded competition after the loss of patent protection for our products and competitor products;
- Impact of existing and future legislation and regulatory provisions on product exclusivity;
- Trends toward managed care and healthcare cost containment;
- U.S. legislation or regulatory action affecting, among other things, pharmaceutical product pricing, reimbursement or access, including under Medicaid and Medicare, the importation of prescription drugs from outside the U.S. at prices that are regulated by governments of various foreign countries, and the involuntary approval of prescription medicines for over-the-counter use;
- Impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003;
- Legislation or regulatory action in markets outside the U.S. affecting pharmaceutical product pricing, reimbursement or access;

- Contingencies related to actual or alleged environmental contamination;
- Claims and concerns that may arise regarding the safety or efficacy of in-line products and product candidates;
- Significant breakdown, infiltration or interruption of our information technology systems and infrastructure;
- Legal defense costs, insurance expenses, settlement costs and the risk of an adverse decision or settlement related to product liability, patent protection, governmental investigations, ongoing efforts to explore various means for resolving asbestos litigation, and other legal proceedings;
- Ability to protect our patents and other intellectual property both domestically and internationally;
- Interest rate and foreign currency exchange rate fluctuations;
- Governmental laws and regulations affecting domestic and foreign operations, including tax obligations;
- Changes in generally accepted accounting principles;
- Any changes in business, political and economic conditions due to the threat of terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas;
- Growth in costs and expenses;
- Changes in our product, segment and geographic mix; and
- Impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items, including our ability to realize the projected benefits of our cost-reduction initiatives.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of anticipated results is subject to substantial risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Forms 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission.

Certain risks, uncertainties and assumptions are discussed here and under the heading entitled "Risk Factors and Cautionary Factors That May Affect Future Results" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007, which will be filed in February 2008. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

This report includes discussion of certain clinical studies relating to various in-line products and/or product candidates. These studies typically are part of a larger body of clinical data relating to such products or product candidates, and the discussion herein should be considered in the context of the larger body of data.

Financial Risk Management

The overall objective of our financial risk management program is to seek a reduction in the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

Foreign Exchange Risk—A significant portion of our revenues and earnings is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing same currency revenues in relation to same currency costs, and same currency assets in relation to same currency liabilities.

Foreign exchange risk is also managed through the use of foreign currency forward-exchange contracts. These contracts are used to offset the potential earnings effects from mostly intercompany short-term foreign currency assets and liabilities that arise from operations. Foreign currency swaps are used to offset the potential earnings effects from foreign currency debt. We also use foreign currency forward-exchange contracts and foreign currency swaps to hedge the potential earnings effects from short and long-term foreign currency investments, third-party loans and intercompany loans.

In addition, under certain market conditions, we protect against possible declines in the reported net assets of our Japanese yen, Swedish krona and certain euro functional-currency subsidiaries. In these cases, we use currency swaps or foreign currency debt.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to foreign exchange rate changes. The fair values of these instruments were determined as follows:

- foreign currency forward-exchange contracts and currency swaps—net present values
- foreign receivables, payables, debt and loans—changes in exchange rates

In this sensitivity analysis, we assumed that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar. All other factors were held constant.

If there were an adverse change in foreign exchange rates of 10%, the expected effect on net income related to our financial instruments would be immaterial. For additional details, see Notes to Consolidated Financial Statements—*Note 10D. Financial Instruments: Derivative Financial Instruments and Hedging Activities.*

Interest Rate Risk—Our U.S. dollar interest-bearing investments, loans and borrowings are subject to interest rate risk. We are also subject to interest rate risk on euro debt, investments and currency swaps, Swedish krona currency swaps, and on Japanese yen short and long-term borrowings and currency swaps. We invest, loan and borrow primarily on a short-term or variable-rate basis. From time to time, depending on market conditions, we will fix interest rates either through entering into fixed-rate investments and borrowings or through the use of derivative financial instruments such as interest rate swaps.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to interest rate changes. The fair values of these instruments were determined by net present values.

In this sensitivity analysis, we used a one hundred basis point change (decreased 1% from the rate of the yield of the financial instrument) in interest rates for all maturities. All other factors were held constant. This represents a change in the key model characteristic from last year. The change was made to better reflect the potential impact of a significant change in interest rates. Applying this new model characteristic to our financial instruments last year had no material effect.

In 2007 and 2006, if there were an adverse change of one hundred basis points in interest rates, the expected effect on net income related to our financial instruments would be immaterial.

Legal Proceedings and Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We do not believe any of them will have a material adverse effect on our financial position.

Beginning in 2007 upon the adoption of a new accounting standard, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a 'more likely than not' standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not. (See Notes to Consolidated Financial Statements—*Note 1D. Significant Accounting Policies: New Accounting Standards* and *Note 8E. Taxes on Income: Tax Contingencies*.) We record accruals for all other contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, we accrue that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, we accrue the minimum of such probable range. Many claims involve highly complex issues relating to causation, label warnings, scientific evidence, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see Notes to Consolidated Financial Statements—*Note 1B. Significant Accounting Policies: Estimates and Assumptions*). Our assessments are based on estimates and assumptions that have been deemed reasonable by management. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have substantial defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Patent claims include challenges to the coverage and/or validity of our patents on various products or processes. Although we believe we have substantial defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Management's Report on Internal Control Over Financial Reporting

Management's Report

We prepared and are responsible for the financial statements that appear in our 2007 Financial Report. These financial statements are in conformity with accounting principles generally accepted in the United States of America and, therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2007.

The Company's independent auditors have issued their auditors' report on the Company's internal control over financial reporting. That report appears in our 2007 Financial Report under the heading, *Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.*

Jeffrey B. Kindler
Chairman and Chief Executive Officer

Frank A. D'Amelio
Principal Financial Officer

Loretta V. Cangialosi
Principal Accounting Officer

February 29, 2008

Audit Committee's Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees.*

In addition, the Committee has reviewed and discussed with the independent registered public accounting firm the auditors' independence from the Company and its management. As part of that review, the Committee received the written disclosures and letter required by the Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees* and by all relevant professional and regulatory standards relating to KPMG's independence from the Company. The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditors' independence. The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

The Committee reviewed and discussed Company policies with respect to risk assessment and risk management.

The Committee discussed with the Company's internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Committee met with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the Securities and Exchange Commission. The Committee has selected and the Board of Directors has ratified, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm.

W. Don Cornwell
Chair, Audit Committee

February 29, 2008

The Audit Committee's Report shall not be deemed to be filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee's Report by reference therein.

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of Pfizer Inc:

We have audited the accompanying consolidated balance sheets of Pfizer Inc and Subsidiary Companies as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pfizer Inc and Subsidiary Companies as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pfizer Inc and Subsidiary Companies' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2008 expressed an unqualified opinion on the effective operation of the Company's internal control over financial reporting.

As discussed in the Notes to the Consolidated Financial Statements—*Note 1D. Significant Accounting Policies: New Accounting Standards,* effective January 1, 2007, Pfizer Inc adopted the provisions of Financial Accounting Standards Board Interpretation (FASB) No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes,* and supplemented by FASB Financial Staff Position FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48,* issued May 2, 2007.

As discussed in the Notes to the Consolidated Financial Statements—*Note 1D. Significant Accounting Policies: New Accounting Standards,* effective January 1, 2006, Pfizer Inc adopted the provisions of Statement of Financial Accounting Standards No. 123R, *Share-Based Payment.*

As discussed in the Notes to the Consolidated Financial Statements—*Note 1D. Significant Accounting Policies: New Accounting Standards,* effective December 31, 2006, Pfizer Inc adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of Financial Accounting Standards Board Statements No. 87, 88, 106 and 132R).*

As discussed in the Notes to the Consolidated Financial Statements—*Note 1D. Significant Accounting Policies: New Accounting Standards,* effective December 31, 2005, Pfizer Inc adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 47 (FIN 47), *Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143).*

KPMG LLP

KPMG LLP
New York, New York

February 29, 2008

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Pfizer Inc:

We have audited the internal control over financial reporting of Pfizer Inc and Subsidiary Companies as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pfizer Inc and Subsidiary Companies' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on risk assessment. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pfizer Inc and Subsidiary Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pfizer Inc and Subsidiary Companies as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 29, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
New York, New York

February 29, 2008

Consolidated Statements of Income

Pfizer Inc and Subsidiary Companies

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	YEAR ENDED DECEMBER 31, 2007	2006	2005
Revenues	**$48,418**	$48,371	$47,405
Costs and expenses:			
Cost of sales[a]	**11,239**	7,640	7,232
Selling, informational and administrative expenses[a]	**15,626**	15,589	15,313
Research and development expenses[a]	**8,089**	7,599	7,256
Amortization of intangible assets	**3,128**	3,261	3,399
Acquisition-related in-process research and development charges	**283**	835	1,652
Restructuring charges and acquisition-related costs	**2,534**	1,323	1,356
Other (income)/deductions—net	**(1,759)**	(904)	397
Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principles	**9,278**	13,028	10,800
Provision for taxes on income	**1,023**	1,992	3,178
Minority interests	**42**	12	12
Income from continuing operations before cumulative effect of a change in accounting principles	**8,213**	11,024	7,610
Discontinued operations:			
Income/(loss) from discontinued operations—net of tax	**(3)**	433	451
Gains/(losses) on sales of discontinued operations—net of tax	**(66)**	7,880	47
Discontinued operations—net of tax	**(69)**	8,313	498
Income before cumulative effect of a change in accounting principles	**8,144**	19,337	8,108
Cumulative effect of a change in accounting principles—net of tax	**—**	—	(23)
Net income	**$ 8,144**	$19,337	$ 8,085
Earnings per common share—basic			
Income from continuing operations before cumulative effect of a change in accounting principles	**$ 1.19**	$ 1.52	$ 1.03
Discontinued operations	**(0.01)**	1.15	0.07
Income before cumulative effect of a change in accounting principles	**1.18**	2.67	1.10
Cumulative effect of a change in accounting principles	**—**	—	—
Net income	**$ 1.18**	$ 2.67	$ 1.10
Earnings per common share—diluted			
Income from continuing operations before cumulative effect of a change in accounting principles	**$ 1.18**	$ 1.52	$ 1.02
Discontinued operations	**(0.01)**	1.14	0.07
Income before cumulative effect of a change in accounting principles	**1.17**	2.66	1.09
Cumulative effect of a change in accounting principles	**—**	—	—
Net income	**$ 1.17**	$ 2.66	$ 1.09
Weighted-average shares—basic	**6,917**	7,242	7,361
Weighted-average shares—diluted	**6,939**	7,274	7,411

[a] Exclusive of amortization of intangible assets, except as disclosed in *Note 1K. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Balance Sheets

Pfizer Inc and Subsidiary Companies

(MILLIONS, EXCEPT PREFERRED STOCK ISSUED AND PER COMMON SHARE DATA)	AS OF DECEMBER 31, 2007	2006
Assets		
Cash and cash equivalents	$ 3,406	$ 1,827
Short-term investments	22,069	25,886
Accounts receivable, less allowance for doubtful accounts: 2007—$223; 2006—$204	9,843	9,392
Short-term loans	617	514
Inventories	5,302	6,111
Prepaid expenses and taxes	5,498	3,866
Assets held for sale	114	62
Total current assets	46,849	47,658
Long-term investments and loans	4,856	3,892
Property, plant and equipment, less accumulated depreciation	15,734	16,632
Goodwill	21,382	20,876
Identifiable intangible assets, less accumulated amortization	20,498	24,350
Other assets, deferred taxes and deferred charges	5,949	2,138
Total assets	$115,268	$115,546
Liabilities and Shareholders' Equity		
Short-term borrowings, including current portion of long-term debt: 2007—$1,024; 2006—$712	$ 5,825	$ 2,434
Accounts payable	2,270	2,019
Dividends payable	2,163	2,055
Income taxes payable	1,380	7,176
Accrued compensation and related items	1,974	1,903
Other current liabilities	8,223	6,510
Liabilities held for sale	—	2
Total current liabilities	21,835	22,099
Long-term debt	7,314	5,546
Pension benefit obligations	2,599	3,632
Postretirement benefit obligations	1,708	1,970
Deferred taxes	7,696	8,015
Other taxes payable	6,246	—
Other noncurrent liabilities	2,746	2,852
Total liabilities	50,144	44,114
Minority interests	114	74
Preferred stock, without par value, at stated value; 27 shares authorized; issued: 2007—2,302; 2006—3,497	93	141
Common stock, $0.05 par value; 12,000 shares authorized; issued: 2007—8,850; 2006—8,819	442	441
Additional paid-in capital	69,913	69,104
Employee benefit trust	(550)	(788)
Treasury stock, shares at cost; 2007—2,089; 2006—1,695	(56,847)	(46,740)
Retained earnings	49,660	49,669
Accumulated other comprehensive income/(expense)	2,299	(469)
Total shareholders' equity	65,010	71,358
Total liabilities and shareholders' equity	$115,268	$115,546

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Pfizer Inc and Subsidiary Companies

(MILLIONS, EXCEPT PREFERRED SHARES)	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN	EMPLOYEE BENEFIT TRUST		TREASURY STOCK		RETAINED	ACCUM. OTHER COMPRE-HENSIVE	
	SHARES	STATED VALUE	SHARES	PAR VALUE	CAPITAL	SHARES	FAIR VALUE	SHARES	COST	EARNINGS	INC./(EXP.)	TOTAL
Balance, January 1, 2005	4,779	$193	8,754	$438	$67,253	(46)	$(1,229)	(1,281)	$(35,992)	$35,492	$ 2,278	$68,433
Comprehensive income:												
Net income										8,085		8,085
Total other comprehensive expense—net of tax											(1,799)	(1,799)
Total comprehensive income												6,286
Cash dividends declared—												
common stock										(5,960)		(5,960)
preferred stock										(9)		(9)
Stock option transactions			24	1	342	7	193	—	(6)			530
Purchases of common stock								(143)	(3,797)			(3,797)
Employee benefit trust transactions—net					(113)	(1)	113	1	—			—
Preferred stock conversions and redemptions	(586)	(24)			37			—	6			19
Other			6	—	240			—	22			262
Balance, December 31, 2005	4,193	169	8,784	439	67,759	(40)	(923)	(1,423)	(39,767)	37,608	479	65,764
Comprehensive income:												
Net income										19,337		19,337
Total other comprehensive income—net of tax											1,192	1,192
Total comprehensive income												20,529
Adoption of new accounting standard—net of tax											(2,140)	(2,140)
Cash dividends declared—												
common stock										(7,268)		(7,268)
preferred stock										(8)		(8)
Stock option transactions			28	1	896	11	286	(6)	(8)			1,175
Purchases of common stock								(266)	(6,979)			(6,979)
Employee benefit trust transactions—net					152	(1)	(151)					1
Preferred stock conversions and redemptions	(696)	(28)			12			—	6			(10)
Other			7	1	285			—	8			294
Balance, December 31, 2006	3,497	141	8,819	441	69,104	(30)	(788)	(1,695)	(46,740)	49,669	(469)	71,358
Comprehensive income:												
Net income										8,144		8,144
Total other comprehensive income—net of tax											2,768	2,768
Total comprehensive income												10,912
Adoption of new accounting standard										11		11
Cash dividends declared—												
common stock										(8,156)		(8,156)
preferred stock										(8)		(8)
Stock option transactions			23	1	738	5	121		(7)			853
Purchases of common stock								(395)	(9,994)			(9,994)
Employee benefit trust transactions—net					(49)	1	117					68
Preferred stock conversions and redemptions	(1,195)	(48)			(25)			1	5			(68)
Other			8	—	145			—	(111)			34
Balance, December 31, 2007	**2,302**	**$ 93**	**8,850**	**$442**	**$69,913**	**(24)**	**$ (550)**	**(2,089)**	**$(56,847)**	**$49,660**	**$ 2,299**	**$65,010**

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Cash Flows

Pfizer Inc and Subsidiary Companies

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2007	2006	2005
Operating Activities			
Net income	$ 8,144	$ 19,337	$ 8,085
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,200	5,293	5,576
Share-based compensation expense	437	655	157
Acquisition-related in-process research and development charges	283	835	1,652
Intangible asset impairments and other associated non-cash charges	2,220	320	1,240
Gains on disposals	(326)	(280)	(172)
(Gains)/losses on sales of discontinued operations	168	(10,243)	(77)
Cumulative effect of a change in accounting principles	—	—	40
Deferred taxes from continuing operations	(2,788)	(1,525)	(1,465)
Other deferred taxes	—	(420)	8
Other non-cash adjustments	815	606	486
Changes in assets and liabilities, net of effect of businesses acquired and divested:			
Accounts receivable	(320)	(172)	(803)
Inventories	720	118	72
Prepaid and other assets	(647)	314	615
Accounts payable and accrued liabilities	1,509	(450)	(1,054)
Income taxes payable	(2,002)	2,909	254
Other liabilities	(60)	297	119
Net cash provided by operating activities	13,353	17,594	14,733
Investing Activities			
Purchases of property, plant and equipment	(1,880)	(2,050)	(2,106)
Purchases of short-term investments	(25,426)	(9,597)	(28,040)
Proceeds from sales and redemptions of short-term investments	30,288	20,771	26,779
Purchases of long-term investments	(1,635)	(1,925)	(687)
Proceeds from sales and redemptions of long-term investments	172	233	1,309
Purchases of other assets	(111)	(153)	(431)
Proceeds from sales of other assets	30	3	12
Proceeds from sales of businesses, products and product lines	24	200	127
Acquisitions, net of cash acquired	(464)	(2,320)	(2,104)
Other investing activities	(203)	(61)	69
Net cash provided by/(used in) investing activities	795	5,101	(5,072)
Financing Activities			
Increase in short-term borrowings, net	3,155	1,040	1,124
Principal payments on short-term borrowings	(764)	(11,969)	(1,427)
Proceeds from issuances of long-term debt	2,573	1,050	1,021
Principal payments on long-term debt	(64)	(55)	(1,039)
Purchases of common stock	(9,994)	(6,979)	(3,797)
Cash dividends paid	(7,975)	(6,919)	(5,555)
Stock option transactions and other	459	732	451
Net cash used in financing activities	(12,610)	(23,100)	(9,222)
Effect of exchange-rate changes on cash and cash equivalents	41	(15)	—
Net increase/(decrease) in cash and cash equivalents	1,579	(420)	439
Cash and cash equivalents at beginning of year	1,827	2,247	1,808
Cash and cash equivalents at end of year	$ 3,406	$ 1,827	$ 2,247
Supplemental Cash Flow Information			
Non-cash transactions:			
Sale of the Consumer Healthcare business[(a)]	$ —	$ 16,429	$ —
Cash paid during the period for:			
Income taxes	$ 5,617	$ 3,443	$ 4,713
Interest	643	715	649

(a) Reflects portion of proceeds received in the form of short-term investments.

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

1. Significant Accounting Policies

A. Consolidation and Basis of Presentation

The consolidated financial statements include our parent company and all subsidiaries, including those operating outside the U.S., and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). For subsidiaries operating outside the U.S., the financial information is included as of and for the year ended November 30 for each year presented. Substantially all unremitted earnings of international subsidiaries are free of legal and contractual restrictions. All significant transactions among our businesses have been eliminated.

We made certain reclassifications to the 2006 and 2005 consolidated financial statements to conform to the 2007 presentation, primarily related to presenting certain tax receivables in current assets.

B. Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. For example, estimates are used when accounting for deductions from revenues (such as rebates, chargebacks, sales returns and sales allowances), depreciation, amortization, employee benefits, contingencies and asset and liability valuations. Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable. Assumptions may later prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. It is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We are also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, foreign exchange, litigation, legislation and regulations. These and other risks and uncertainties are discussed in the accompanying Financial Review, which is unaudited, under the headings "Our Operating Environment and Response to Key Opportunities and Challenges" and "Forward-Looking Information and Factors That May Affect Future Results."

C. Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that we conclude that their occurrence is probable and that the related liabilities are estimable and we record anticipated recoveries under existing insurance contracts when assured of recovery. For tax matters, beginning in 2007 upon the adoption of a new accounting standard, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a 'more likely than not' standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not. (See *Note 1D. Significant Accounting Policies: New Accounting Standards* and *Note 8E. Taxes on Income: Tax Contingencies*.) We consider many factors in making these assessments. Because litigation and other contingencies are inherently unpredictable and excessive verdicts do occur, these assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see *Note 1B. Significant Accounting Policies: Estimates and Assumptions*).

D. New Accounting Standards

As of January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes,* and supplemented by FASB Financial Staff Position FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48*, issued May 2, 2007, and changed our policy related to the accounting for income tax contingencies. To understand the cumulative effect of these accounting changes, see *Note 8A. Taxes on Income: Adoption of New Accounting Standard.* We continue to account for income tax contingencies using a benefit recognition model. Beginning January 1, 2007, if we consider that a tax position is 'more likely than not' of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. Under the benefit recognition model, if our initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit: (i) if there are changes in tax law or analogous case law that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly reevaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, and changes in tax law that would either increase or decrease the technical merits of a position relative to the more likely than not standard. Liabilities associated with uncertain tax positions are now classified as current only when we expect to pay cash within the next 12 months. Interest and penalties, if any, continue to be recorded in *Provision for taxes on income* and are classified on the balance sheet with the related tax liability. Prior to 2007, our policy had been to account for income tax contingencies based on whether we determined our tax position to be 'probable' under current tax law of being sustained, as well as an analysis of potential outcomes under a given set of facts and circumstances. In addition, we previously considered all tax liabilities as current once the associated tax year was under audit.

On December 31, 2006, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of Financial Accounting Standards Board (FASB) Statements No. 87, 88, 106 and 132R)*. SFAS 158 requires us to recognize on our balance sheet the difference between our benefit obligations and any plan assets of our benefit plans. In addition, we are required to recognize as part of other comprehensive income/(expense), net of taxes, gains and losses due to differences between our actuarial assumptions and actual experience (actuarial gains and losses) and any effects on prior service due to plan amendments (prior service costs or credits) that arise during the period and which are not yet recognized as net periodic benefit costs. At adoption date, we recognized the previously unrecognized actuarial gains and losses, prior service costs or credits and net transition amounts within *Accumulated other comprehensive income/(expense)*, net of tax (see *Note 14. Pension and Postretirement Benefit Plans and Defined Contribution Plans*).

On January 1, 2006, we adopted the provisions of SFAS No. 123R, *Share-Based Payment*, as supplemented by the interpretation provided by SEC Staff Accounting Bulletin (SAB) No. 107, issued in March 2005. (SFAS 123R replaced SFAS 123, *Stock-Based Compensation*, issued in 1995.) We elected the modified prospective application transition method of adoption and, as such, prior-period financial statements were not restated for this change. Under this method, the fair value of all stock options granted or modified after adoption must be recognized in the consolidated statement of income. Total compensation cost related to nonvested awards not yet recognized, determined under the original provisions of SFAS 123, must also be recognized in the consolidated statement of income. The adoption of SFAS 123R primarily impacted our accounting for stock options (see *Note 16. Share-Based Payments*). Prior to January 1, 2006, we accounted for stock options under Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees*, an elective accounting policy permitted by SFAS 123. Under this standard, since the exercise price of our stock options granted is set equal to the market price of Pfizer common stock on the date of the grant, we did not record any expense to the consolidated statement of income related to stock options, unless certain original grant date terms were subsequently modified. However, as required, we disclosed, in the Notes to Consolidated Financial Statements, the pro forma expense impact of the stock option grants as if we had applied the fair-value-based recognition provisions of SFAS 123.

As of December 31, 2005, we adopted the provisions of FASB Interpretation No. 47 (FIN 47), *Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)*. FIN 47 clarifies that conditional obligations meet the definition of an asset retirement obligation in SFAS No. 143, *Accounting for Asset Retirement Obligations*, and therefore should be recognized if their fair value is reasonably estimable. As a result of adopting FIN 47, we recorded a non-cash pre-tax charge of $40 million ($23 million, net of tax). This charge was reported in *Cumulative effect of a change in accounting principles—net of tax* in the fourth quarter of 2005. In accordance with these standards, we record accruals for legal obligations associated with the retirement of tangible long-lived assets, including obligations under the doctrine of promissory estoppel and those that are conditional upon the occurrence of future events. We recognize these obligations using management's best estimate of fair value.

E. Acquisitions

Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition and are not restated. We account for acquired businesses using the purchase method of accounting, which requires that the assets acquired and the liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development (IPR&D) are expensed at the date of acquisition. When we acquire net assets that do not constitute a business under U.S. GAAP, no goodwill is recognized.

F. Foreign Currency Translation

For most international operations, local currencies have been determined to be the functional currencies. The effects of converting non-functional currency assets and liabilities into the functional currency are recorded in *Other (income)/deductions—net*. We translate functional currency assets and liabilities to their U.S. dollar equivalents at rates in effect at the balance sheet date and record these translation adjustments in *Shareholders' equity—Accumulated other comprehensive income/(expense)*. We translate functional currency statement of income amounts at average rates for the period.

For operations in highly inflationary economies, we translate monetary items at rates in effect at the balance sheet date, with translation adjustments recorded in *Other (income)/deductions—net*, and nonmonetary items at historical rates.

G. Revenues

Revenue Recognition—We record revenues from product sales when the goods are shipped and title passes to the customer. At the time of sale, we also record estimates for a variety of sales deductions, such as sales rebates, discounts and incentives, and product returns. When we cannot reasonably estimate the amount of future product returns, we record revenues when the risk of product return has been substantially eliminated.

Deductions from Revenues—Gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenues are recognized.

In the U.S., we record provisions for Medicaid, Medicare and contract rebates based upon our actual experience ratio of rebates paid and actual prescriptions during prior quarters. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to better match our current experience or our expected future experience. In assessing this ratio, we consider current contract terms, such as changes in formulary status and discount rates.

Outside the U.S., the majority of our rebates are contractual or legislatively mandated and our estimates are based on actual invoiced sales within each period; both of these elements help to reduce the risk of variations in the estimation process. Some European countries base their rebates on the government's unbudgeted pharmaceutical spending and we use an estimated allocation factor based on historical payments against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us to monitor the adequacy of these accruals.

Our provisions for chargebacks (primarily reimbursements to wholesalers for honoring contracted prices to third parties) closely approximate actual, as we settle these deductions generally within two to three weeks of incurring the liability.

We record sales allowances as a reduction of revenues at the time the related revenues are recorded or when the allowance is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentive programs.

Our accruals for Medicaid rebates, Medicare rebates, performance-based contract rebates and chargebacks were $1.2 billion as of December 31, 2007, and $1.5 billion as of December 31, 2006.

Taxes collected from customers and remitted to governmental authorities are presented on a net basis; that is, they are excluded from revenues.

Alliances—We have agreements to co-promote pharmaceutical products discovered by other companies. Revenues are earned when our co-promotion partners ship the related product and title passes to their customer. Alliance revenues are primarily based upon a percentage of our co-promotion partners' net sales. Expenses for selling and marketing these products are included in *Selling, informational and administrative expenses.*

H. Cost of Sales and Inventories
We value inventories at cost or fair value, if lower. Cost is determined as follows:

- finished goods and work in process at average actual cost; and
- raw materials and supplies at average or latest actual cost.

I. Selling, Informational and Administrative Expenses
Selling, informational and administrative costs are expensed as incurred. Among other things, these expenses include the costs of marketing, advertising, shipping and handling, information technology and non-plant employee compensation.

Advertising expenses relating to production costs are expensed as incurred and the costs of radio time, television time and space in publications are expensed when the related advertising occurs. Advertising expenses totaled approximately $2.7 billion in 2007, $2.6 billion in 2006 and $2.7 billion in 2005.

J. Research and Development Expenses
Research and development (R&D) costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts, as well as costs incurred in connection with our third-party collaboration efforts. Before a compound receives regulatory approval, we record milestone payments made by us to third parties under contracted R&D arrangements as expense when the specific milestone has been achieved. Once a compound receives regulatory approval, we record any subsequent milestone payments in *Identifiable intangible assets, less accumulated amortization* and, unless the assets are determined to have an indefinite life, we amortize them evenly over the remaining agreement term or the expected product life cycle, whichever is shorter.

K. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets
Long-lived assets include:

- *Goodwill*—Goodwill represents the excess of the purchase price of an acquired business over the fair value of its net assets. Goodwill is not amortized.
- *Identifiable intangible assets, less accumulated amortization*—These acquired assets are recorded at our cost. Intangible assets with finite lives are amortized evenly over their estimated useful lives. Intangible assets with indefinite lives are not amortized.
- *Property, plant and equipment, less accumulated depreciation*—These assets are recorded at original cost and increased by the cost of any significant improvements after purchase. We depreciate the cost evenly over the assets' estimated useful lives. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.

Amortization expense related to acquired intangible assets that contribute to our ability to sell, manufacture, research, market and distribute products, compounds and intellectual property are included in *Amortization of intangible assets* as they benefit multiple business functions. Amortization expense related to intangible assets that are associated with a single function and depreciation of property, plant and equipment are included in *Cost of sales, Selling, informational and administrative expenses and Research* and *development expenses,* as appropriate.

We review all of our long-lived assets, including goodwill and other intangible assets, for impairment indicators at least annually and we perform detailed impairment testing for goodwill and indefinite-lived assets annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets.

L. Acquisition-Related In-Process Research and Development Charges and Restructuring Charges and Acquisition-Related Costs
When recording acquisitions (see *Note 1E. Significant Accounting Policies: Acquisitions*), we immediately expense amounts related to acquired IPR&D in *Acquisition-related in-process research and development charges.*

We may incur restructuring charges in connection with our cost-reduction initiatives, as well as in connection with acquisitions, when we implement plans to restructure and integrate the acquired operations. For restructuring charges associated with a business acquisition that are identified in the first year after the acquisition date, the related costs are recorded as additional goodwill because they are considered to be liabilities assumed in the acquisition. All other restructuring charges, all integration costs and any charges related to our pre-existing businesses impacted by an acquisition are included in *Restructuring charges and acquisition-related costs.*

M. Cash Equivalents

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as *Short-term investments*.

N. Investments

Realized gains or losses on sales of investments are determined by using the specific identification cost method.

O. Income Tax Contingencies

We are subject to income tax in many jurisdictions and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. For a description of our accounting policy associated with accounting for income tax contingencies, see *Note 1D. Significant Accounting Policies: New Accounting Standards*. All of our tax positions are subject to audit by the local taxing authorities in each tax jurisdiction. Tax audits can involve complex issues and the resolution of issues may span multiple years, particularly if subject to negotiation or litigations.

P. Share-Based Payments

Our compensation programs can include share-based payments.

Beginning in 2006, all grants under share-based payment programs are accounted for at fair value and these fair values are generally amortized on an even basis over the vesting terms into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate. In 2005 and earlier years, grants under stock option and performance-contingent share award programs were accounted for using the intrinsic value method.

2. Acquisitions

We are committed to capitalizing on new growth opportunities, a strategy that can include acquisitions of companies, products or technologies. During the three years ended December 31, 2007, 2006 and 2005, we acquired the following:

- In the first quarter of 2007, we acquired BioRexis Pharmaceutical Corp., (BioRexis) a privately held biopharmaceutical company with a number of diabetes candidates and a novel technology platform for developing new protein drug candidates, and Embrex, Inc., (Embrex) an animal health company that possesses a unique vaccine delivery system known as Inovoject that improves consistency and reliability by inoculating chicks while they are still in the egg. In connection with these and other smaller acquisitions, we recorded $283 million in *Acquisition-related in-process research and development charges*.
- In February 2006, we completed the acquisition of the sanofi-aventis worldwide rights, including patent rights and production technology, to manufacture and sell Exubera, an inhaled form of insulin, and the insulin-production business and facilities located in Frankfurt, Germany, previously jointly owned by Pfizer and sanofi-aventis, for approximately $1.4 billion (including transaction costs). Substantially all assets recorded in connection with this acquisition have now been written off. See *Note 4. Asset Impairment Charges and Other Costs Associated with Exiting Exubera*. Prior to the acquisition, in connection with our collaboration agreement with sanofi-aventis, we recorded a research and development milestone due to us from sanofi-aventis of $118 million ($71 million, after tax) in 2006 in *Research and development expenses* upon the approval of Exubera in January 2006 by the U.S. Food and Drug Administration (FDA).
- In December 2006, we completed the acquisition of PowderMed Ltd. (PowderMed), a U.K. company which specializes in the emerging science of DNA-based vaccines for the treatment of influenza and chronic viral diseases, and in May 2006, we completed the acquisition of Rinat Neurosciences Corp. (Rinat), a biologics company with several new central-nervous-system product candidates. In 2006, the aggregate cost of these and other smaller acquisitions was approximately $880 million (including transaction costs). In connection with those transactions, we recorded $835 million in *Acquisition-related in-process research and development charges*.
- In September 2005, we completed the acquisition of all of the outstanding shares of Vicuron Pharmaceuticals Inc. (Vicuron), a biopharmaceutical company focused on the development of novel anti-infectives, for approximately $1.9 billion in cash (including transaction costs). In connection with the acquisition, as part of our final purchase price allocation, we recorded $1.4 billion in *Acquisition-related in-process research and development charges*, and $243 million of *Goodwill*, which has been allocated to our Pharmaceutical segment.
- In April 2005, we completed the acquisition of Idun Pharmaceuticals Inc. (Idun), a biopharmaceutical company focused on the discovery and development of therapies to control apoptosis, and in August 2005, we completed the acquisition of Bioren Inc. (Bioren), which focuses on technology for optimizing antibodies. In 2005, the aggregate cost of these and other smaller acquisitions was approximately $340 million in cash (including transaction costs). In connection with these transactions, we recorded $262 million in *Acquisition-related in-process research and development charges*.

3. Discontinued Operations

We evaluate our businesses and product lines periodically for strategic fit within our operations. Recent activity includes:

- In the fourth quarter of 2006, we sold our Consumer Healthcare business for $16.6 billion, and recorded a gain of approximately $10.2 billion ($7.9 billion, net of tax) in *Gains on sales of discontinued operations—net of tax* in the consolidated statement of income for 2006. In 2007, we recorded a loss of approximately $70 million, after-tax, primarily related to the resolution of contingencies, such as purchase price adjustments and product warranty obligations, as well as pension settlements. This business was composed of:
  - substantially all of our former Consumer Healthcare segment;
  - other associated amounts, such as purchase-accounting impacts, acquisition-related costs and restructuring and implementation costs related to our cost-reduction initiatives that were previously reported in the Corporate/Other segment; and

- certain manufacturing facility assets and liabilities, which were previously part of our Pharmaceutical or Corporate/ Other segment but were included in the sale of our Consumer Healthcare business. The net impact to the Pharmaceutical segment was not significant.

The results of this business are included in *Income from discontinued operations—net of tax* for 2006 and 2005.

Legal title to certain assets and legal control of the business in certain non-U.S. jurisdictions did not transfer to the buyer on the closing date of December 20, 2006, because the satisfaction of specific local requirements was pending. These operations represented a small portion of our former Consumer Healthcare business and all of these transactions have now closed. In order to ensure that the buyer was placed in the same economic position as if the assets, operations and activities of those businesses had been transferred on the same date as the rest of the business, we entered into an agreement that passed the risks and rewards of ownership to the buyer from December 20, 2006. We treated these delayed-close businesses as sold for accounting purposes on December 20, 2006.

We continued during 2007, and we will continue for a period of time, to generate cash flows and to report gross revenues, income and expense activity that are associated with our former Consumer Healthcare business, in continuing operations, although at a substantially reduced level. After the transfer of these activities, these cash flows and the income statement activity reported in continuing operations will be eliminated. The activities that give rise to these impacts are transitional in nature and generally result from agreements that ensure and facilitate the orderly transfer of business operations to the new owner. For example, we entered into a number of transition services agreements that allow the buyer sufficient time to prepare for the transfer of activities and to limit the risk of business disruption. The nature, magnitude and duration of the agreements vary depending on the specific circumstances of the service, location and/or business need. The agreements can include the following: manufacturing and product supply, logistics, customer service, support of financial processes, procurement, human resources, facilities management, data collection and information services. Most of these agreements extend for periods generally less than 24 months, but because of the inherent complexity of manufacturing processes and the risk of product flow disruption, the product supply agreements generally extend up to 36 months. Included in continuing operations for 2007 were the following amounts associated with these transition service agreements that will no longer occur after the full transfer of activities to the new owner: *Revenues* of $219 million; *Cost of Sales* of $194 million; *Selling, informational and administrative expenses* of $15 million; and *Other (income)/deductions—net* of $16 million in income.

None of these agreements confers upon us the ability to influence the operating and/or financial policies of the Consumer Healthcare business under its new ownership.

- In the third quarter of 2005, we sold the last of three European generic pharmaceutical businesses, which we had included in our Pharmaceutical segment, for 4.7 million euro (approximately $5.6 million). This business became a part of Pfizer in April 2003 in connection with our acquisition of Pharmacia. We recorded a loss of $3 million ($2 million, net of tax) in *Gains on sales of discontinued operations—net of tax* in the consolidated statement of income for 2005.
- In the first quarter of 2005, we sold the second of three European generic pharmaceutical businesses, which we had included in our Pharmaceutical segment, for 70 million euro (approximately $93 million). This business became a part of Pfizer in April 2003 in connection with our acquisition of Pharmacia. We recorded a gain of $57 million ($36 million, net of tax) in *Gains on sales of discontinued operations—net of tax* in the consolidated statement of income for 2005. In addition, we recorded an impairment charge of $9 million ($6 million, net of tax) related to the third European generic business in *Income from discontinued operations—net of tax* in the consolidated statement of income for 2005.

The following amounts, primarily related to our former Consumer Healthcare business, which was sold in December 2006 for $16.6 billion, have been segregated from continuing operations and included in *Discontinued operations—net of tax* in the consolidated statements of income:

	YEAR ENDED DEC. 31,		
(MILLIONS OF DOLLARS)	2007	2006	2005
Revenues	$ —	$ 4,044	$3,948
Pre-tax income/(loss)	$ (5)	$ 643	$ 695
Benefit/(provision) for taxes[(a)]	2	(210)	(244)
Income/(loss) from operations of discontinued businesses—net of tax	(3)	433	451
Pre-tax gains/(losses) on sales of discontinued businesses	(168)	10,243	77
Benefit/(provision) for taxes[(b)]	102	(2,363)	(30)
Gains/(losses) on sales of discontinued businesses—net of tax	(66)	7,880	47
Discontinued operations—net of tax	$ (69)	$ 8,313	$ 498

(a) Includes a deferred tax expense of nil in 2007, $24 million in 2006 and $25 million in 2005.

(b) Includes a deferred tax benefit of nil in 2007, $444 million in 2006 and nil in 2005.

Net cash flows of our discontinued operations from each of the categories of operating, investing and financing activities were not significant.

4. Asset Impairment Charges and Other Costs Associated with Exiting Exubera

In the third quarter of 2007, after an assessment of the financial performance of Exubera, an inhalable form of insulin for the treatment of diabetes, as well as its lack of acceptance by patients, physicians and payers, we decided to exit the product.

Our Exubera-related exit plans included working with physicians over a three-month period to transition patients to other treatment options, evaluating redeployment options for colleagues, working with our partners and vendors with respect to transition and exit activities, working with regulators on concluding outstanding clinical trials, implementing an extended transition program for those patients unable to transition to other medications within the three-month period, and exploring asset disposal or redeployment opportunities, as appropriate, among other activities.

As part of this exit plan, in 2007, we paid $135 million to one of our partners in satisfaction of all remaining obligations under existing agreements relating to Exubera and a next generation insulin (NGI) under development. In addition, in the event that a new partner is selected, we have agreed to transfer our remaining rights and all economic benefits for Exubera and NGI. This transfer of our interests would include the transfer of the Exubera New Drug Application and Investigational New Drug Applications and all non-U.S. regulatory filings and applications, continuation of ongoing Exubera clinical trials and certain supply chain transition activities.

Total pre-tax charges for 2007 were $2.8 billion, virtually all of which were recorded in the third quarter. The financial statement line items in which the various charges are recorded and related activity are as follows:

(MILLIONS OF DOLLARS)	CUSTOMER RETURNS - REVENUES	COST OF SALES	SELLING, INFORMATIONAL & ADMINISTRATIVE EXPENSES	RESEARCH & DEVELOPMENT EXPENSES	TOTAL	ACTIVITY THROUGH DEC. 31, 2007[a]	ACCRUAL AS OF DEC. 31, 2007
Intangible asset impairment charges[b]	$—	$1,064	$41	$ —	$1,105	$1,105	$ —
Inventory write-offs	—	661	—	—	661	661	—
Fixed assets impairment charges and other	—	451	—	3	454	454	—
Other exit costs	10	427	44	97	578	164	414[c]
Total	$10	$2,603	$85	$100	$2,798	$2,384	$414

[a] Includes adjustments for foreign currency translation.
[b] Amortization of these assets had previously been recorded in *Cost of sales* and *Selling, informational and administrative expenses.*
[c] Included in *Other current liabilities* ($375 million) and *Other noncurrent liabilities* ($39 million).

The asset write-offs (intangibles, inventory and fixed assets) represent non-cash charges. The other exit costs, primarily severance, contract and other termination costs, as well as other liabilities, are associated with marketing and research programs, and manufacturing operations related to Exubera. These exit costs resulted in cash expenditures in 2007 (such as the $135 million settlement referred to above) and will result in additional cash expenditures in 2008. We expect that substantially all of the cash spending will be completed within the next year. As a result of exiting this product, certain additional cash costs will be incurred and reported in future periods, such as maintenance-level operating costs. However, those future costs are not expected to be significant. We expect that substantially all exit activities will be completed within the next year.

5. Cost-Reduction Initiatives

In the first quarter of 2005, we launched cost-reduction initiatives to increase efficiency and streamline decision-making across the company. These initiatives, announced in April 2005 and broadened in October 2006 and January 2007, follow the integration of Warner-Lambert and Pharmacia.

We incurred the following costs in connection with our cost-reduction initiatives:

(MILLIONS OF DOLLARS)	YEAR ENDED DEC. 31, 2007	2006	2005
Implementation costs[a]	$1,389	$ 788	$325
Restructuring charges[b]	2,523	1,296	438
Total costs related to our cost-reduction initiatives	$3,912	$2,084	$763

[a] For 2007, included in *Cost of sales* ($700 million), *Selling, informational and administrative expenses* ($334 million), *Research and development expenses* ($416 million) and in *Other (income)/deductions—net* ($61 million income). For 2006, included in *Cost of sales* ($392 million), *Selling, informational and administrative expenses* ($243 million), *Research and development expenses* ($176 million), and in *Other (income)/deductions—net* ($23 million income). For 2005, included in *Cost of sales* ($124 million), *Selling, informational and administrative expenses* ($151 million), and *Research and development expenses* ($50 million).
[b] Included in *Restructuring charges and acquisition-related costs.*

From the beginning of the cost-reduction initiatives in 2005, through December 31, 2007, the restructuring charges primarily relate to our plant network optimization efforts and the restructuring of our worldwide sales, marketing and research and development operations, while the implementation costs primarily relate to accelerated depreciation of certain assets, as well as system and process standardization and the expansion of shared services.

The components of restructuring charges associated with our cost-reduction initiatives follow:

(MILLIONS OF DOLLARS)	COSTS INCURRED 2007	2006	2005	TOTAL	ACTIVITY THROUGH DEC. 31, 2007[a]	ACCRUAL AS OF DEC. 31, 2007[b]
Employee termination costs	$2,034	$ 809	$303	$3,146	$1,957	$1,189
Asset impairments	260	368	122	750	750	—
Other	229	119	13	361	261	100
Total	$2,523	$1,296	$438	$4,257	$2,968	$1,289

[a] Includes adjustments for foreign currency translation.

[b] Included in *Other current liabilities* ($1.1 billion) and *Other noncurrent liabilities* ($186 million).

From the beginning of the cost-reduction initiatives in 2005, through December 31, 2007, *Employee termination costs* represent the expected reduction of the workforce by approximately 20,800 employees, mainly in research, manufacturing and sales. As of December 31, 2007, approximately 13,000 of these employees have been formally terminated. *Employee termination costs* are recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits. *Asset impairments* primarily include charges to write down property, plant and equipment. *Other* primarily includes costs to exit certain activities.

6. Acquisition-Related Costs

We recorded in *Restructuring charges and acquisition-related costs* $11 million in 2007, $27 million in 2006 and $918 million in 2005, for acquisition-related costs. Amounts in 2005 were primarily related to our acquisition of Pharmacia on April 16, 2003, and included integration costs of $543 million and restructuring charges of $375 million. As of December 31, 2007, virtually all restructuring charges incurred have been utilized.

Integration costs represent external, incremental costs directly related to an acquisition, including expenditures for consulting and systems integration. Restructuring charges can include severance, costs of vacating duplicative facilities, contract termination and other exit costs.

7. Other (Income)/Deductions—Net

The components of *Other (income)/deductions—net* follow:

(MILLIONS OF DOLLARS)	YEAR ENDED DEC. 31, 2007	2006	2005
Interest income	$(1,496)	$(925)	$ (740)
Interest expense	440	517	488
Interest expense capitalized	(43)	(29)	(17)
Net interest income[a]	(1,099)	(437)	(269)
Asset impairment charges[b]	—	320	1,159
Royalty income	(224)	(395)	(320)
Net gains on asset disposals[c]	(326)	(280)	(172)
Other, net	(110)	(112)	(1)
Other (income)/ deductions—net	$(1,759)	$(904)	$ 397

[a] The increase in net interest income in 2007 compared to 2006 is due primarily to higher net financial assets during 2007 compared to 2006, reflecting proceeds of $16.6 billion from the sale of our Consumer Healthcare business in late December 2006, and higher interest rates.

[b] In 2006, we recorded a charge of $320 million related to the impairment of our Depo-Provera intangible asset, for which amortization expense is included in *Amortization of intangible assets*. In 2005, we recorded charges totaling $1.2 billion, primarily related to the impairment of our Bextra intangible asset, for which amortization expense had previously been recorded in *Amortization of intangible assets*. See *Note 13B. Goodwill and Other Intangible Assets: Other Intangible Assets.*

[c] In 2007, includes a gain of $211 million related to the sale of a building in Korea. In 2007, gross realized gains were $8 million and gross realized losses were nil on sales of available-for-sale securities. In 2006, gross realized gains were $65 million and gross realized losses were $1 million on sales of available-for-sale securities. In 2005, gross realized gains were $171 million and gross realized losses were $14 million on sales of available-for-sale securities. Proceeds from the sale of available-for-sale securities were $663 million in 2007, $79 million in 2006 and $2.8 billion in 2005.

8. Taxes on Income

A. Adoption of New Accounting Standard

As of January 1, 2007, we adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes*, as supplemented by FASB Financial Staff Position FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48*, issued May 2, 2007. See *Note 1D. Significant Accounting Policies: New Accounting Standards* for a full description of our accounting policy related to the accounting for income tax contingencies. As a result of the implementation of FIN 48, at the date of adoption, we reduced our existing liabilities for uncertain tax positions by approximately $11 million. This has been recorded as a direct adjustment to the opening balance of *Retained earnings* and it changed the classification of virtually all amounts associated with uncertain tax positions of approximately $4.0 billion, including the associated accrued interest of approximately $780 million, from current to noncurrent. (See *Note 8E. Taxes on Income: Tax Contingencies.*)

B. Taxes on Income

Income from continuing operations before provision for taxes on income, minority interests and the cumulative effect of a change in accounting principles consists of the following:

	YEAR ENDED DEC. 31,		
(MILLIONS OF DOLLARS)	2007	2006	2005
United States	$ 242	$ 3,266	$ 985
International	9,036	9,762	9,815
Total income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principles	$9,278	$13,028	$10,800

The decrease in domestic income from continuing operations before taxes in 2007 compared to 2006 is due primarily to the volume and geographic mix of product sales and restructuring charges in 2007 compared to 2006, as well as the impact of charges associated with Exubera (see *Note 4. Asset Impairment Charges and Other Costs Associated with Exiting Exubera*), partially offset by lower IPR&D charges in 2007 of $283 million, primarily related to our acquisitions of BioRexis and Embrex, compared to IPR&D charges in 2006 of $835 million, primarily related to our acquisitions of Rinat and PowderMed.

The increase in domestic income from continuing operations before taxes in 2006 compared to 2005 is due primarily to IPR&D charges in 2005 of $1.7 billion, primarily related to our acquisitions of Vicuron and Idun, the Bextra impairment and changes in product mix, among other factors, partially offset by IPR&D charges recorded in 2006 of $835 million, primarily related to our acquisitions of Rinat and PowderMed, and a 2006 charge of $320 million related to the impairment of the Depo-Provera intangible asset.

The provision for taxes on income from continuing operations before minority interests and the cumulative effect of a change in accounting principles consists of the following:

	YEAR ENDED DEC. 31,		
(MILLIONS OF DOLLARS)	2007	2006	2005
United States:			
Taxes currently payable:			
Federal	$ 1,393	$1,399	$2,572
State and local	243	205	108
Deferred income taxes	(1,986)	(1,371)	(1,295)
Total U.S. tax (benefit)/provision	(350)	233	1,385
International:			
Taxes currently payable	2,175	1,913	1,963
Deferred income taxes	(802)	(154)	(170)
Total international tax provision	1,373	1,759	1,793
Total provision for taxes on income[(a)]	$1,023	$1,992	$3,178

[(a)] Excludes federal, state and international expense of approximately $1 million in 2007, a benefit of $119 million in 2006 and a benefit of $127 million in 2005, primarily related to the resolution of certain tax positions related to Pharmacia, which were debited or credited to *Goodwill*, as appropriate.

In 2006, we were notified by the Internal Revenue Service (IRS) Appeals Division that a resolution had been reached on the matter that we were in the process of appealing related to the tax deductibility of an acquisition-related breakup fee paid by the Warner-Lambert Company in 2000. As a result, we recorded a tax benefit of approximately $441 million related to the resolution of this issue (see *Note 8E. Taxes on Income: Tax Contingencies*). Also in 2006, we recorded a decrease to the 2005 estimated U.S. tax provision related to the repatriation of foreign earnings, due primarily to the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of a certain position, and we recognized a tax benefit of $124 million. Additionally, in 2006, the IRS issued final regulations on Statutory Mergers and Consolidations, which impacted certain prior-period transactions, and we recorded a tax benefit of $217 million, reflecting the total impact of these regulations.

In 2005, we recorded an income tax charge of $1.7 billion, included in *Provision for taxes on income*, in connection with our decision to repatriate approximately $37 billion of foreign earnings in accordance with the *American Jobs Creation Act of 2004* (the Jobs Act). The Jobs Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividend-received deduction for certain dividends from controlled foreign corporations, subject to various limitations and restrictions including qualified U.S. reinvestment of such earnings. In addition, in 2005, we recorded a tax benefit of $586 million related to the resolution of certain tax positions (see *Note 8E. Taxes on Income: Tax Contingencies*).

Amounts reflected in the preceding tables are based on the location of the taxing authorities. As of December 31, 2007, we have not made a U.S. tax provision on approximately $60 billion of unremitted earnings of our international subsidiaries. As of December 31, 2007, these earnings are intended to be permanently reinvested overseas. Because of the complexity, it is not practical to compute the estimated deferred tax liability on these permanently reinvested earnings.

C. Tax Rate Reconciliation

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations before the cumulative effect of a change in accounting principles follows:

	YEAR ENDED DEC. 31,		
	2007	2006	2005
U.S. statutory income tax rate	35.0%	35.0%	35.0%
Earnings taxed at other than U.S. statutory rate	(21.6)	(15.7)	(20.6)
Resolution of certain tax positions	—	(3.4)	(5.4)
Tax legislation impact	—	(1.7)	—
U.S. research tax credit and manufacturing deduction	(1.5)	(0.5)	(0.8)
Repatriation of foreign earnings	—	(1.0)	15.4
Acquired IPR&D	1.1	2.2	5.4
All other—net	(2.0)	0.4	0.4
Effective tax rate for income from continuing operations before cumulative effect of a change in accounting principles	11.0%	15.3%	29.4%

We operate manufacturing subsidiaries in Puerto Rico, Ireland and Singapore. We benefit from Puerto Rican incentive grants that expire between 2017 and 2027. Under the grants, we are partially exempt from income, property and municipal taxes. Under Section 936 of the U.S. Internal Revenue Code, Pfizer was a "grandfathered" entity and was entitled to the benefits under such statute until September 30, 2006. In Ireland, we benefit from an incentive tax rate effective through 2010 on income from manufacturing operations. In Singapore, we benefit from incentive tax rates effective through 2031 on income from manufacturing operations.

The U.S. research tax credit was effective through December 31, 2007. For a discussion about the repatriation of foreign earnings and the tax legislation impact, see *Note 8B. Taxes on Income: Taxes on Income*. For a discussion about the resolution of certain tax positions, see *Note 8E. Taxes on Income: Tax Contingencies*. The charges for acquired IPR&D in 2007, 2006 and 2005 are not deductible.

D. Deferred Taxes

Deferred taxes arise because of different timing treatment between financial statement accounting and tax accounting, known as "temporary differences." We record the tax effect of these temporary differences as "deferred tax assets" (generally items that can be used as a tax deduction or credit in future periods) or "deferred tax liabilities" (generally items for which we received a tax deduction, but that have not yet been recorded in the consolidated statement of income).

The tax effect of the major items recorded as deferred tax assets and liabilities, shown before jurisdictional netting, as of December 31, is as follows:

	2007 DEFERRED TAX		2006 DEFERRED TAX	
(MILLIONS OF DOLLARS)	ASSETS	(LIABILITIES)	ASSETS	(LIABILITIES)
Prepaid/deferred items	$1,315	$ (431)	$1,164	$ (312)
Intangibles	897	(6,737)	841	(7,704)
Property, plant and equipment	300	(957)	104	(1,105)
Employee benefits	2,552	(740)	3,141	(804)
Restructurings and other charges	717	(11)	573	(19)
Net operating loss/credit carryforwards	1,842	—	1,061	—
Unremitted earnings	—	(3,550)	—	(3,567)
State and local tax adjustments[(a)]	529	—	—	—
All other	848	(37)	912	(392)
Subtotal	9,000	(12,463)	7,796	(13,903)
Valuation allowance	(158)	—	(194)	—
Total deferred taxes	$8,842	$(12,463)	$7,602	$(13,903)
Net deferred tax liability		$ (3,621)		$ (6,301)

[(a)] Reclassified as a result of the adoption of a new accounting standard.

The reduction in the net deferred tax liability position in 2007 compared to 2006 is primarily due to amortization of deferred tax liabilities related to identifiable intangibles in connection with our acquisition of Pharmacia in 2003, partially offset by an increase in noncurrent deferred tax assets related to the impairment of Exubera. (See *Note 4. Asset Impairment Charges and Other Costs Associated with Exiting Exubera.*)

We have carryforwards primarily related to foreign tax credit carryovers and net operating losses, which are available to reduce future U.S. federal and state, as well as international, income with either an indefinite life or expiring at various times between 2008 and 2026. Certain of our U.S. net operating losses are subject to limitations under Internal Revenue Code Section 382.

Valuation allowances are provided when we believe that our deferred tax assets are not recoverable, based on an assessment of estimated future taxable income that incorporates ongoing, prudent, feasible tax planning strategies.

Deferred tax assets and liabilities in the preceding table, netted by taxing jurisdiction, are in the following captions in our consolidated balance sheets:

	AS OF DEC. 31,	
(MILLIONS OF DOLLARS)	2007	2006
Current deferred tax asset[(a)]	$ 1,664	$ 1,384
Noncurrent deferred tax assets[(b)]	2,441	354
Current deferred tax liability[(c)]	(30)	(24)
Noncurrent deferred tax liability[(d)]	(7,696)	(8,015)
Net deferred tax liability	$(3,621)	$(6,301)

[(a)] Included in *Prepaid expenses and taxes*.
[(b)] Included in *Other assets, deferred taxes and deferred charges*.
[(c)] Included in *Other current liabilities*.
[(d)] Included in *Deferred taxes*.

E. Tax Contingencies

We are subject to income tax in many jurisdictions and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. For a description of our accounting policy associated with accounting for income tax contingencies, see *Note 1D. Significant Accounting Policies: New Accounting Standards*. All of our tax positions are subject to audit by the local taxing authorities in each tax jurisdiction. Tax audits can involve complex issues and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation.

The United States is one of our major tax jurisdictions and the IRS is currently conducting audits of the Pfizer Inc. tax returns for the years 2002, 2003 and 2004. The 2005, 2006 and 2007 tax years are also currently under audit as part of the IRS Compliance Assurance Process (CAP), a real-time audit process. All other tax years in the U.S. for Pfizer Inc. are closed under the statute of limitations. With respect to Pharmacia Corporation, the IRS is currently conducting an audit for the year 2003 through the date of merger with Pfizer (April 16, 2003). In addition to the open audit years in the U.S., we have open audit years in other major tax jurisdictions, such as Canada (1998-2006), Japan (2006), Europe (1996-2006, primarily reflecting Ireland, the U.K., France, Italy, Spain and Germany), and Puerto Rico (2003-2006).

We regularly reevaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, and changes in tax law that would either increase or decrease the technical merits of a position relative to the more likely than not standard. We believe that our accruals for tax liabilities are adequate for all open years. Many factors are considered in making these evaluations, including past history, recent interpretations of tax law, and the specifics of each matter. Because tax regulations are subject to interpretation and tax litigation is inherently uncertain, these evaluations can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see *Note 1B. Significant Accounting Policies: Estimates and Assumptions*). Our evaluations are based on estimates and assumptions that have been deemed reasonable by management. However, if our estimates and assumptions are not representative of actual outcomes, our results could be materially impacted.

Because tax law is complex and often subject to varied interpretations, it is uncertain whether some of our tax positions will be sustained upon audit. The amounts associated with uncertain tax positions in 2007 are as follows:

(MILLIONS OF DOLLARS)	DEC. 31, 2007	JAN. 1, 2007
Noncurrent deferred tax assets[a]	$ 529	$ 395
Other tax assets[a]	890	647
Income taxes payable[b][c]	(408)	(47)
Other taxes payable[b]	(6,246)	(4,962)
Total amounts associated with uncertain tax positions	$(5,235)	$(3,967)

[a] Included in *Other assets, deferred taxes and deferred charges*.
[b] Includes gross accrued interest. Accrued penalties are not significant.
[c] As of December 31, 2007, included in *Income taxes payable* ($358 million) and *Prepaid expenses and taxes* ($50 million). As of December 31, 2006, included in *Income taxes payable* ($47 million).

Tax liabilities associated with uncertain tax positions represent unrecognized tax benefits, which arise when the estimated benefit recorded in our financial statements differs from the amounts taken or expected to be taken in a tax return because of the uncertainties described above. These unrecognized tax benefits relate primarily to issues common among multinational corporations. Substantially all of these unrecognized tax benefits, if recognized, would impact our effective income tax rate.

Tax assets associated with uncertain tax positions represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits and accrued interest is as follows:

(MILLIONS OF DOLLARS)	
Balance as of January 1, 2007	$(5,009)
Increases based on tax positions taken during a prior period	(80)
Increases based on tax positions taken during the current period	(1,089)
Increases primarily related to currency translation adjustments	(191)
Decreases related to settlements with taxing authorities	32
Decreases as a result of a lapse of the applicable statute of limitations	14
Increases in accrued interest due to the passage of time	(331)
Balance as of December 31, 2007[a]	$(6,654)

[a] Included in *Income taxes payable* ($358 million), *Prepaid expenses and taxes* ($50 million) and *Other taxes payable* ($6.2 billion).

If our estimates of unrecognized tax benefits and potential tax benefits are not representative of actual outcomes, our financial statements could be materially affected in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings and, as a result, it is difficult to estimate the timing and range of possible change related to our uncertain tax positions. However, any settlements or statute expirations would likely result in a significant decrease in our uncertain tax positions. We estimate that within the next 12 months, our gross uncertain tax positions could decrease by as much as $800 million, as a result of the settlement of issues common to multinational corporations or the expiration of the statute of limitations in multiple jurisdictions.

9. Other Comprehensive Income/(Expense)

Changes, net of tax, in accumulated other comprehensive income/(expense) follow:

		NET UNREALIZED GAINS/(LOSSES)		BENEFIT PLANS			
(MILLIONS OF DOLLARS)	CURRENCY TRANSLATION ADJUSTMENT AND OTHER	DERIVATIVE FINANCIAL INSTRUMENTS	AVAILABLE-FOR-SALE SECURITIES	ACTUARIAL GAINS/(LOSSES)	PRIOR SERVICE (COSTS)/CREDITS AND OTHER	MINIMUM PENSION LIABILITY	ACCUMULATED OTHER COMPREHENSIVE INCOME/(EXPENSE)
Balance, January 1, 2005	$ 2,594	$ (1)	$ 266	$ —	$ —	$(581)	$ 2,278
Other comprehensive expense:							
Foreign currency translation adjustments	(1,476)	—	—	—	—	—	(1,476)
Unrealized holding losses	—	(148)	(68)	—	—	—	(216)
Reclassification adjustments to income	—	(11)	(157)	—	—	—	(168)
Other	(5)	—	—	—	—	(33)	(38)
Income taxes	—	53	42	—	—	4	99
							(1,799)
Balance, December 31, 2005	1,113	(107)	83	—	—	(610)	479
Other comprehensive income:							
Foreign currency translation adjustments	1,157	—	—	—	—	—	1,157
Unrealized holding gains	—	126	63	—	—	—	189
Reclassification adjustments to income[(a)]	(40)	5	(64)	—	—	—	(99)
Other	(3)	—	—	—	—	(16)	(19)
Income taxes	—	(50)	14	—	—	—	(36)
							1,192
Adoption of new accounting standard, net of tax[(b)]	—	—	—	(2,739)	(27)	626	(2,140)
Balance, December 31, 2006	2,227	(26)	96	(2,739)	(27)	—	(469)
Other comprehensive income:							
Foreign currency translation adjustments	1,735	—	—	—	—	—	1,735
Unrealized holding losses	—	3	(43)	—	—	—	(40)
Reclassification adjustments to income[(a)]	(96)	3	(8)	—	—	—	(101)
Actuarial gains and other benefit plan items	—	—	—	1,374	11	—	1,385
Amortization of actuarial losses and other benefit plan items	—	—	—	248	7	—	255
Curtailments and settlements—net	—	—	—	268	(5)	—	263
Other	6	—	—	(62)	(6)	—	(62)
Income taxes	—	(12)	9	(656)	(8)	—	(667)
							2,768
Balance, December 31, 2007	**$ 3,872**	**$ (32)**	**$ 54**	**$(1,567)**	**$(28)**	**$ —**	**$ 2,299**

(a) The currency translation adjustments reclassified to income result from the sale of businesses.

(b) Includes pre-tax amounts for *Actuarial losses* of $4.3 billion and *Prior service costs (credits) and other* of $27 million. See also *Note 14. Pension and Postretirement Benefit Plans and Defined Contribution Plans.*

Income taxes are not provided for foreign currency translation relating to permanent investments in international subsidiaries.

As of December 31, 2007, we estimate that we will reclassify into 2008 income the following pre-tax amounts currently held in *Accumulated other comprehensive income/(expense)*: virtually all of the unrealized holding losses on derivative financial instruments; $138 million of *Actuarial gains/(losses)* related to benefit plan obligations and plan assets; and $3 million of *Prior service (costs)/credits and other* related primarily to benefit plan amendments.

10. Financial Instruments

A. Investments in Debt and Equity Securities

Information about our investments as of December 31 follows:

(MILLIONS OF DOLLARS)	2007	2006
Trading investments[a]	$ 256	$ 273
Amortized cost and fair value of available-for-sale debt securities:[b]		
Western European and other government debt	10,848	1,606
Corporate debt	6,579	8,582
Western European and other government agency debt	4,277	4
Supranational debt	1,892	460
Corporate asset-backed securities	490	700
Certificates of deposit	117	45
Total available-for-sale debt securities	24,203	11,397
Amortized cost and fair value of held-to-maturity debt securities:[b]		
Certificates of deposit and other	2,609	1,189
Total held-to-maturity debt securities	2,609	1,189
Available-for-sale money market fund: Investing in U.S. government and its agencies' or instrumentalities' securities and reverse repurchase agreements involving all of the same investments held	172	2,885
Available-for-sale money market fund: Investing in U.S. government and its agencies' securities, U.S. and foreign corporate commercial paper, bank deposits, asset-backed securities and reverse repurchase agreements involving virtually all of the same investments held	—	12,300
Available-for-sale money market fund: Investing in U.S. government securities and reverse repurchase agreements involving U.S. government securities	—	1,246
Available-for-sale money market fund: Other	125	115
Total available-for-sale money market funds	297	16,546
Cost of available-for-sale equity securities, excluding money market funds	202	202
Gross unrealized gains	127	170
Gross unrealized losses	(13)	(1)
Fair value of available-for-sale equity securities, excluding money market funds	316	371
Total fair value of available-for-sale equity securities	613	16,917
Total investments	$27,681	$29,776

[a] Trading investments are held in trust for legacy Pharmacia severance benefits.

[b] Gross unrealized gains and losses are not significant.

These investments are in the following captions in the consolidated balance sheets as of December 31:

(MILLIONS OF DOLLARS)	2007	2006
Cash and cash equivalents	$ 2,467	$ 1,118
Short-term investments	22,069	25,886
Long-term investments and loans	3,145	2,772
Total investments	$27,681	$29,776

The contractual maturities of the available-for-sale and held-to-maturity debt securities as of December 31, 2007, follow:

	YEARS				
(MILLIONS OF DOLLARS)	WITHIN 1	OVER 1 TO 5	OVER 5 TO 10	OVER 10	TOTAL
Available-for-sale debt securities:					
Western European and other government debt	$10,753	$95	$—	$—	$10,848
Corporate debt	5,287	1,292	—	—	6,579
Western European and other government agency debt	3,497	780	—	—	4,277
Supranational debt	1,849	43	—	—	1,892
Corporate asset-backed securities	133	357	—	—	490
Certificates of deposit	116	1	—	—	117
Held-to-maturity debt securities:					
Certificates of deposit and other	2,604	—	—	5	2,609
Total debt securities	$24,239	$2,568	$—	$ 5	$26,812
Trading investments					256
Available-for-sale money market funds					297
Available-for-sale equity securities					316
Total investments					$27,681

On an ongoing basis, we evaluate our investments in debt and equity securities to determine if a decline in fair value is other-than-temporary. When a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. The aggregate cost and related unrealized losses related to non-traded equity investments are not significant.

B. Short-Term Borrowings

Short-term borrowings include amounts for commercial paper of $4.4 billion as of December 31, 2007, and $1.6 billion as of December 31, 2006. The weighted-average effective interest rate on short-term borrowings outstanding was 3.4% as of December 31, 2007, and 3.0% as of December 31, 2006.

As of December 31, 2007, we had access to $3.7 billion of lines of credit, of which $1.5 billion expire within one year. Of these lines of credit, $3.6 billion are unused, of which our lenders have committed to loan us $2.1 billion at our request. $2.0 billion of the unused lines of credit, which expire in 2012, may be used to support our commercial paper borrowings.

C. Long-Term Debt

Information about our long-term debt as of December 31 follows:

(MILLIONS OF DOLLARS)	MATURITY DATE	2007	2006
Senior unsecured notes:			
4.75% euro	December 2014	$1,296	$ —
4.55% euro	May 2017	1,291	—
6.60%	December 2028	764	735
4.50%	February 2014	753	720
5.63%	April 2009	612	609
1.21% Japanese yen	February 2011	530	504
6.50%	December 2018	527	506
1.85% Japanese yen	February 2016	484	461
4.65%	March 2018	300	288
3.30%	March 2009	297	290
0.80% Japanese yen	March 2008	—	506
6.00%	January 2008	—	252
Other:			
Debentures, notes, borrowings and mortgages		460	675
Total long-term debt		$7,314	$5,546
Current portion not included above		$1,024	$ 712

Long-term debt outstanding as of December 31, 2007, matures in the following years:

(MILLIONS OF DOLLARS)	2009	2010	2011	2012	AFTER 2012
Maturities	$945	$6	$536	$6	$5,821

In March 2007, we filed a securities registration statement with the SEC. The registration statement was filed under the automatic shelf registration process available to well-known seasoned issuers and is effective for three years. We can issue securities of various types under that registration statement at any time, subject to approval by our Board of Directors in certain circumstances.

D. Derivative Financial Instruments and Hedging Activities

Foreign Exchange Risk—A significant portion of revenues, earnings and net investments in foreign affiliates is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing expected same currency revenues in relation to same currency costs and same currency assets in relation to same currency liabilities. Depending on market conditions, foreign exchange risk is also managed through the use of derivative financial instruments and foreign currency debt. These financial instruments serve to protect net income and net investments against the impact of the translation into U.S. dollars of certain foreign exchange denominated transactions.

We entered into financial instruments to hedge or offset by the same currency an appropriate portion of the currency risk and the timing of the hedged or offset item. As of December 31, 2007 and 2006, the more significant financial instruments employed to manage foreign exchange risk follow:

INSTRUMENT[a]	PRIMARY BALANCE SHEET CAPTION[b]	HEDGE TYPE[c]	HEDGED OR OFFSET ITEM	NOTIONAL AMOUNT (MILLIONS OF DOLLARS) 2007	2006	MATURITY DATE 07/06
Forwards	OCL	—	Short-term foreign currency assets and liabilities[d]	$10,672	$7,939	2008/2007
Swaps	OCL	NI	Swedish krona net investments[e]	8,288	7,759	2008
Forwards	OCL	CF	Euro available-for-sale investments	5,297	—	2008
Swaps	Prepaid	CF	Swedish krona intercompany loan	5,156	4,759	2008
Forwards	OCL	CF	Yen available-for-sale investments	2,666	—	2008
ST yen borrowings	STB	NI	Yen net investments	1,679	1,598	2008/2007
Forwards	OCL	CF	U.K. pound available-for-sale investments	1,419	—	2008
Swap	Other assets	—	Euro fixed rate debt	1,321	—	2014
Swap	Other assets	—	Euro fixed rate debt	1,321	—	2017
Swaps	Prepaid	NI	Euro net investments	916	—	2008
Swaps	OCL	NI	Euro net investments	—	1,369	2007
Swaps	OCL	NI	Yen net investments	686	653	2008/2007
LT yen debt	LTD	NI	Yen net investments	574	547	After 2012
ST yen debt	STB	NI	Yen net investments	530	506	2008
LT yen debt	LTD	NI	Yen net investments	530	504	2011
Forwards	OCL	—	Short-term intercompany foreign currency loans[f]	—	3,484	2007
Forwards	Prepaid	CF	Yen available-for-sale investments	—	1,135	2007
Swaps	OCL	CF	U.K. pound intercompany loan	—	811	2007
Forwards	OCL	CF	Euro intercompany loan	—	542	2007
Forwards	OCL	CF	Euro available-for-sale investments	—	444	2007

(a) Forwards = Forward-exchange contracts; ST yen borrowings = Short-term yen borrowings; ST yen debt = Short-term yen debt; LT yen debt = Long-term yen debt.

(b) The primary balance sheet caption indicates the financial statement classification of the amount associated with the financial instrument used to hedge or offset foreign exchange risk. The abbreviations used are defined as follows: Prepaid = *Prepaid expenses and taxes*; Other assets = *Other assets, deferred taxes and deferred charges*; STB = *Short-term borrowings, including current portion of long-term debt*; OCL = *Other current liabilities*; and LTD = *Long-term debt*.

(c) CF = Cash flow hedge; NI = Net investment hedge.

(d) Forward-exchange contracts used to offset short-term foreign currency assets and liabilities were primarily for intercompany transactions in euros, Japanese yen, Swedish krona, U.K. pounds and Canadian dollars for the year ended December 31, 2007, and euros, U.K. pounds, Australian dollars, Canadian dollars, Japanese yen and Swedish krona for the year ended December 31, 2006.

(e) Reflects an increase in Swedish krona net investments in 2006 due to the receipt of proceeds related to the sale of our Consumer Healthcare business in Sweden.

(f) Forward-exchange contracts used to offset foreign currency loans in 2006 for intercompany contracts arising from the sale of our Consumer Healthcare business, primarily in Canadian dollars, U.K. pounds and euros.

All derivative contracts used to manage foreign currency risk are measured at fair value and reported as assets or liabilities on the balance sheet. Changes in fair value are reported in earnings or deferred, depending on the nature and effectiveness of the offset or hedging relationship, as follows:

- We recognize the earnings impact of foreign currency swaps and foreign currency forward-exchange contracts designated as cash flow hedges in *Other (income)/deductions—net* upon the recognition of the foreign exchange gain or loss on the translation to U.S. dollars of the hedged items.
- We recognize the earnings impact of foreign currency forward-exchange contracts that are used to offset foreign currency assets or liabilities in *Other (income)/deductions—net* during the terms of the contracts, along with the earnings impact of the items they generally offset.
- We recognize the earnings impact of foreign currency swaps designated as a hedge of our net investments in *Other (income)/deductions—net* in three ways: over time-for the periodic net swap payments; immediately-to the extent of any change in the difference between the foreign exchange spot rate and forward rate; and upon sale or substantial liquidation of our net investments-to the extent of change in the foreign exchange spot rates.

Any ineffectiveness in a hedging relationship is recognized immediately into earnings. There was no significant ineffectiveness in 2007, 2006 or 2005.

Interest Rate Risk—Our interest-bearing investments, loans and borrowings are subject to interest rate risk. We invest, loan and borrow primarily on a short-term or variable-rate basis. From time to time, depending on market conditions, we will fix interest rates either through entering into fixed-rate investments and borrowings or through the use of derivative financial instruments.

We entered into derivative financial instruments to hedge or offset the fixed or variable interest rates on the hedged item, matching the amount and timing of the hedged item. As of December 31, 2007 and 2006, the more significant derivative financial instruments employed to manage interest rate risk follow:

INSTRUMENT	PRIMARY BALANCE SHEET CAPTION[(a)]	HEDGE TYPE[(b)]	HEDGED OR OFFSET ITEM	NOTIONAL AMOUNT (MILLIONS OF DOLLARS) 2007	2006	MATURITY DATE
Swap	ONCL	FV	Euro fixed rate debt[(c)]	**$1,321**	$ —	2014
Swap	ONCL	FV	Euro fixed rate debt[(c)]	**1,321**	—	2017
Swaps	Other assets	—	U.S. dollar fixed rate debt	**1,278**	1,285	2018-2028
Swaps	Other assets	FV	U.S. dollar fixed rate debt[(c)]	**1,050**	1,050	2014-2018
Swaps	ONCL	FV	U.S. dollar fixed rate debt[(c)]	**900**	900	2009
Swaps	OCL	FV	U.S. dollar fixed rate debt[(c)]	**450**	450	2008
Swaps	OCL/ONCL	FV	U.S. dollar fixed rate debt[(c)]	**—**	700	2007
Swaps	ONCL	—	Yen LIBOR interest rate related to forecasted issuances of short-term debt	**—**	1,196	2009-2013

(a) The primary balance sheet caption indicates the financial statement classification of the fair value amount associated with the financial instrument used to hedge or offset interest rate risk. The abbreviations used are defined as follows: OCL = *Other current liabilities*; ONCL = *Other noncurrent liabilities*; and Other assets = *Other assets, deferred taxes and deferred charges.*

(b) FV = Fair value hedge.

(c) Serve to reduce exposure to long-term U.S. dollar and euro interest rates by effectively converting fixed rates associated with long-term debt obligations to floating rates (see also *Note 10C. Financial Instruments: Long-Term Debt*).

All derivative contracts used to manage interest rate risk are measured at fair value and reported as assets or liabilities on the balance sheet. Changes in fair value are reported in earnings or deferred, depending on the nature and effectiveness of the offset or hedging relationship, as follows:

- We recognize the earnings impact of interest rate swaps designated as fair value hedges or offsets in *Other (income)/deductions—net* upon the recognition of the change in fair value for interest rate risk related to the hedged or offset items.
- We recognize the earnings impact of interest rate swaps in *Other (income)/deductions—net.*

Any ineffectiveness in a hedging relationship is recognized immediately in earnings. There was no significant ineffectiveness in 2007, 2006 or 2005.

E. Fair Value

The following methods and assumptions were used to estimate the fair value of derivative and other financial instruments as of the balance sheet date:

- short-term financial instruments (cash equivalents, accounts receivable and payable, held-to-maturity debt securities and debt)—we use cost or contract value because of the short maturity period.
- available-for-sale debt securities—we use a valuation model that uses observable market quotes and credit ratings of the securities.
- available-for-sale equity securities—we use observable market quotes.
- derivative contracts—we use valuation models that use observable market quotes and our view of the creditworthiness of the derivative counterparty.
- loans—we use cost because of the short interest-reset period.
- held-to-maturity long-term investments and long-term debt—we use valuation models that use observable market quotes.

The differences between the estimated fair values and carrying values of our financial instruments were not significant as of December 31, 2007 and 2006.

F. Credit Risk

On an ongoing basis, we review the creditworthiness of counterparties to foreign exchange and interest rate agreements and do not expect to incur a loss from failure of any counterparties to perform under the agreements.

There are no significant concentrations of credit risk related to our financial instruments with any individual counterparty. As of December 31, 2007, we had $4.3 billion due from a broad group of banks around the world.

In general, there is no requirement for collateral from customers. However, derivative financial instruments are executed under master netting agreements with financial institutions. These agreements contain provisions that provide for the ability for collateral payments, depending on levels of exposure, our credit rating and the credit rating of the counterparty. As of December 31, 2007, we advanced cash collateral of $460 million and received cash collateral of $364 million against various counterparties. The collateral primarily supports the approximate fair value of our Swedish krona swap contracts. The collateral advanced receivables is reported in *Prepaid expenses and taxes,* and the collateral received obligation is reported in *Other current liabilities.*

11. Inventories

The components of inventories as of December 31 follow:

(MILLIONS OF DOLLARS)	2007	2006
Finished goods	$2,064	$1,651
Work-in-process	2,353	3,198
Raw materials and supplies	885	1,262
Total inventories[a]	$5,302	$6,111

[a] Decrease was primarily due to write-off of inventories related to Exubera (see *Note 4. Asset Impairment Charges and Other Costs Associated with Exiting Exubera*) and the impact of our inventory-reduction initiatives.

12. Property, Plant and Equipment

The major categories of property, plant and equipment as of December 31 follow:

(MILLIONS OF DOLLARS)	USEFUL LIVES (YEARS)	2007	2006
Land	—	$ 718	$ 641
Buildings	33⅓-50	10,319	9,947
Machinery and equipment	8-20	10,441	9,969
Furniture, fixtures and other	3-12½	4,867	4,644
Construction in progress	—	1,758	1,862
		28,103	27,063
Less: accumulated depreciation		12,369	10,431
Total property, plant and equipment		$15,734	$16,632

13. Goodwill and Other Intangible Assets

A. Goodwill

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2007 and 2006, follow:

(MILLIONS OF DOLLARS)	PHARMACEUTICAL	ANIMAL HEALTH	OTHER	TOTAL
Balance, January 1, 2006	$20,919	$ 56	$10	$20,985
Additions[a]	166	—	—	166
Other[b]	(287)	5	7	(275)
Balance, December 31, 2006	20,798	61	17	20,876
Additions[a]	—	40	—	40
Other[b]	458	7	1	466
Balance, December 31, 2007	**$21,256**	**$108**	**$18**	**$21,382**

[a] Primarily related to Embrex in 2007 and Exubera in 2006.

[b] In 2007, primarily relates to the impact of foreign exchange. In 2006, includes reductions to goodwill related to the resolution of certain tax positions, adjustments for certain purchase accounting liabilities and the impact of foreign exchange.

B. Other Intangible Assets

The components of identifiable intangible assets, primarily included in our Pharmaceutical segment, as of December 31 follow:

(MILLIONS OF DOLLARS)	2007 GROSS CARRYING AMOUNT	2007 ACCUMULATED AMORTIZATION	2006 GROSS CARRYING AMOUNT	2006 ACCUMULATED AMORTIZATION
Finite-lived intangible assets:				
Developed technology rights	$32,433	$(15,830)	$32,769	$(12,423)
Brands	1,017	(452)	888	(417)
License agreements	212	(59)	189	(41)
Trademarks	128	(82)	113	(73)
Other[a]	459	(264)	508	(266)
Total amortized finite-lived intangible assets	34,249	(16,687)	34,467	(13,220)
Indefinite-lived intangible assets:				
Brands	2,864	—	2,991	—
Trademarks	71	—	77	—
Other	1	—	35	—
Total indefinite-lived intangible assets	2,936	—	3,103	—
Total identifiable intangible assets	$37,185	$(16,687)	$37,570	$(13,220)
Total identifiable intangible assets, less accumulated amortization[b]	$ 20,498		$ 24,350	

[a] Includes patents, non-compete agreements, customer contracts and other intangible assets.

[b] Decrease primarily due to amortization, as well as the impairment of intangible assets associated with Exubera (see *Note 4. Asset Impairment Charges and Other Costs Associated with Exiting Exubera),* partially offset by the impact of foreign exchange.

Developed technology rights represent the amortized value associated with developed technology, which has been acquired from third parties and which can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. We possess a well-diversified portfolio of hundreds of developed technology rights across therapeutic categories primarily representing the commercialized products included in our Pharmaceutical segment that we acquired in connection with our Pharmacia acquisition. While the Arthritis and Pain therapeutic category represents about 30% of the total amortized value of developed technology rights as of December 31, 2007, the balance of the amortized value is evenly distributed across the following Pharmaceutical therapeutic product categories: Ophthalmology; Oncology; Urology; Infectious and Respiratory Diseases; Endocrine Disorders categories; and, as a group, the Cardiovascular and Metabolic Diseases; Central Nervous System Disorders and All Other categories. The significant components include values determined for Celebrex, Detrol/Detrol LA, Xalatan, Genotropin, Zyvox and Campto/Camptosar. Also included in this category are the post-approval milestone payments made under our alliance agreements for certain Pharmaceutical products, such as Rebif and Spiriva. These rights are all subject to our review for impairment explained in *Note 1K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

The weighted-average life of our total finite-lived intangible assets is approximately seven years, which includes developed technology rights at eight years. Total amortization expense for finite-lived intangible assets was $3.2 billion in 2007, $3.4 billion in 2006 and $3.5 billion in 2005.

Brands represent the amortized value associated with tradenames, as the products themselves no longer receive patent protection. Most of these assets are associated with our Pharmaceutical segment and the significant components include values determined for Depo-Provera, Xanax and Medrol.

In 2007, we recorded charges of $1.1 billion in *Cost of sales* and *Selling, informational and administrative expenses* related to the impairment of Exubera (see *Note 4. Asset Impairment Charges and Other Costs Associated with Exiting Exubera*). In 2006, we recorded charges of $320 million in *Other (income)/deductions—net* related to the impairment of our Depo-Provera brand, a contraceptive injection, (included in our Pharmaceutical segment). In 2005, we recorded an impairment charge of $1.1 billion in *Other (income)/deductions—net* related to the developed technology rights for Bextra, a selective COX-2 inhibitor (included in our Pharmaceutical segment), in connection with the decision to suspend sales of Bextra. In addition, in connection with the suspension, we recorded $5 million related to the write-off of machinery and equipment included in *Other (income)/ deductions—net;* $73 million in write-offs of inventory and exit costs, included in *Cost of sales;* $8 million related to the costs of administering the suspension of sales, included in *Selling, informational and administrative expenses;* and $212 million for an estimate of customer returns, primarily included against *Revenues.*

The annual amortization expense expected for the years 2008 through 2012 is as follows:

(MILLIONS OF DOLLARS)	2008	2009	2010	2011	2012
Amortization expense	$2,835	$2,620	$2,611	$2,596	$2,360

14. Pension and Postretirement Benefit Plans and Defined Contribution Plans

We provide defined benefit pension plans and defined contribution plans for the majority of our employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans. A qualified plan meets the requirements of certain sections of the Internal Revenue Code and, generally, contributions to qualified plans are tax deductible. A qualified plan typically provides benefits to a broad group of employees and may not discriminate in favor of highly compensated employees in its coverage, benefits or contributions. We also provide benefits through supplemental (non-qualified) retirement plans to certain employees. In addition, we provide medical and life insurance benefits to certain retirees and their eligible dependents through our postretirement plans.

We use a measurement date that coincides with our fiscal yearends; December 31 for our U.S. pension and postretirement plans and November 30 for our international plans. During 2006, pursuant to the divestiture of our Consumer Healthcare business, certain defined benefit obligations and related plan assets, if applicable, were transferred to the purchaser of that business.

A. Adoption of New Accounting Standard

As of December 31, 2006, we adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132R),* which requires us to recognize on our balance sheet the difference between our benefit obligations and any plan assets of our defined benefit plans. In addition, we are required to recognize as part of other comprehensive income/(expense), net of taxes, gains and losses due to differences between our actuarial assumptions and actual experience (actuarial gains and losses) and any effects on prior service due to plan amendments (prior service costs or credits) that arise during the period and which are not being recognized as net periodic benefit costs. Upon adoption, SFAS 158 requires the recognition of previously unrecognized actuarial gains and losses, prior service costs or credits and net transition amounts within *Accumulated other comprehensive income (expense),* net of tax. The incremental impact of applying SFAS 158 to our balance sheet as of December 31, 2006, was to reduce our total shareholders' equity by $2.1 billion, primarily due to the recognition of previously unrecognized actuarial losses.

B. Components of Net Periodic Benefit Costs and Other Amounts Recognized in Other Comprehensive (Income)/Expense

The annual cost and other amounts recognized in other comprehensive (income)/expense of the U.S. qualified, U.S. supplemental (non-qualified) and international pension plans and postretirement plans for the years ended December 31, 2007, 2006 and 2005, follows:

	PENSION PLANS											
	U.S. QUALIFIED			U.S. SUPPLEMENTAL (NON-QUALIFIED)			INTERNATIONAL			POSTRETIREMENT PLANS		
(MILLIONS OF DOLLARS)	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
Service cost	**$ 282**	$ 368	$ 318	**$ 27**	$ 43	$ 37	**$ 292**	$ 303	$ 293	**$ 42**	$ 47	$ 38
Interest cost	**447**	444	410	**55**	60	59	**349**	307	309	**137**	127	113
Expected return on plan assets	**(693)**	(628)	(594)	**—**	—	—	**(381)**	(311)	(297)	**(36)**	(28)	(23)
Amortization of:												
Actuarial losses	**65**	119	101	**45**	45	39	**96**	106	95	**42**	36	21
Prior service costs/(credits)	**8**	9	10	**(2)**	(3)	1	**—**	2	(1)	**1**	1	1
Curtailments and settlements—net	**58**	117	12	**5**	(8)	4	**(155)**	(17)	19	**5**	6	—
Special termination benefits	**16**	17	5	**—**	—	—	**29**	14	29	**17**	12	2
Less: amounts included in discontinued operations	**(27)**	(81)	(15)	**—**	4	(2)	**—**	15	(2)	**—**	9	(4)
Net periodic benefit costs	**156**	365	247	**130**	141	138	**230**	419	445	**208**	210	148
Other changes recognized in other comprehensive (income)/expense[(a)]	**(582)**	—	—	**(134)**	12	2	**(808)**	4	31	**(311)**	—	—
Total recognized in net periodic benefit costs and other comprehensive (income)/expense	**$(426)**	$ 365	$ 247	**$ (4)**	$153	$140	**$(578)**	$ 423	$ 476	**$(103)**	$210	$148

[(a)] For details, see *Note 9. Other Comprehensive Income/(Expense).*

The decrease in the 2007 U.S. qualified pension plans' net periodic benefit cost compared to 2006 was largely driven by a higher 2006 actual investment return, the increase in the discount rate and the impact of our cost-reduction initiatives.

The decrease in the 2007 international plans' net periodic benefit cost compared to 2006 was largely driven by a settlement gain at our Japanese affiliate. Japanese pension regulations permit employers with certain pension obligations to separate the social security benefits portion of those obligations and transfer it, along with related plan assets, to the Japanese government. During 2007, our Japanese affiliate completed this transfer and effectively received a subsidy from the Japanese government of approximately $168 million. This subsidy was the result of the transfer of pension obligations of approximately $309 million (excluding the effect of any future salary increases of approximately $9 million) along with related plan assets of approximately $141 million. This transfer resulted in a settlement gain of $106 million.

The following table presents the amount in *Accumulated other comprehensive income/(expense)* expected to be amortized into 2008 net periodic benefit costs:

	PENSION PLANS			
(MILLIONS OF DOLLARS)	U.S. QUALIFIED	U.S. SUPPLEMENTAL (NON-QUALIFIED)	INTERNATIONAL	POSTRETIREMENT PLANS
Actuarial losses	$34	$35	$44	$25
Prior service costs/(credits) and other	3	(3)	1	2
Total	$37	$32	$45	$27

C. Actuarial Assumptions

The following table provides the weighted-average actuarial assumptions:

(PERCENTAGES)	2007	2006	2005
Weighted-average assumptions used to determine benefit obligations:			
Discount rate:			
U.S. qualified pension plans/ non-qualified pension plans	**6.5%**	5.9%	5.8%
International pension plans	**5.3**	4.4	4.3
Postretirement plans	**6.5**	5.9	5.8
Rate of compensation increase:			
U.S. qualified pension plans/ non-qualified pension plans	**4.5**	4.5	4.5
International pension plans	**3.3**	3.6	3.6
Weighted-average assumptions used to determine net periodic benefit cost:			
Discount rate:			
U.S. qualified pension plans/ non-qualified pension plans	**5.9**	5.8	6.0
International pension plans	**4.4**	4.3	4.7
Postretirement plans	**5.9**	5.8	6.0
Expected return on plan assets:			
U.S. qualified pension plans	**9.0**	9.0	9.0
International pension plans	**6.6**	6.9	6.9
Postretirement plans	**9.0**	9.0	9.0
Rate of compensation increase:			
U.S. qualified pension plans/ non-qualified pension plans	**4.5**	4.5	4.5
International pension plans	**3.6**	3.6	3.6

The assumptions above are used to develop the benefit obligations at fiscal year-end and to develop the net periodic benefit cost for the subsequent fiscal year. Therefore, the assumptions used to determine net periodic benefit cost for each year are established at the end of each previous year, while the assumptions used to determine benefit obligations were established at each year-end.

The net periodic benefit cost and the benefit obligations are based on actuarial assumptions that are reviewed on an annual basis. We revise these assumptions based on an annual evaluation of long-term trends, as well as market conditions, that may have an impact on the cost of providing retirement benefits.

The expected rates of return on plan assets for our U.S. qualified, international and postretirement plans represent our long-term assessment of return expectations, which we will change based on significant shifts in economic and financial market conditions. The 2007 expected rates of return for these plans reflect our long-term outlook for a globally diversified portfolio, which is influenced by a combination of return expectations for individual asset classes, actual historical experience and our diversified investment strategy. The historical returns are one of the inputs used to provide context for the development of our expectations for future returns. Using this information, we develop ranges of returns for each asset class and a weighted-average expected return for our targeted portfolio, which includes the impact of portfolio diversification and active portfolio management.

The healthcare cost trend rate assumptions for our U.S. postretirement benefit plans are as follows:

(PERCENTAGES)	2007	2006
Healthcare cost trend rate assumed for next year	**9.9%**	9.9%
Rate to which the cost trend rate is assumed to decline	**5.0**	5.0
Year that the rate reaches the ultimate trend rate	**2015**	2014

A one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits would have the following effects as of December 31, 2007:

(MILLIONS OF DOLLARS)	INCREASE	DECREASE
Effect on total service and interest cost components	$ 17	$ (13)
Effect on postretirement benefit obligation	181	(151)

D. Obligations and Funded Status

The following table presents an analysis of the changes in 2007 and 2006 in the benefit obligations, the plan assets and the funded status of our U.S. qualified, U.S. supplemental (non-qualified) and international pension plans, and our postretirement plans:

	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	2007	2006	2007	2006	2007	2006	2007	2006
Change in benefit obligation:								
Benefit obligation at beginning of year[(a)]	**$7,792**	$7,983	**$1,045**	$ 1,133	**$ 8,144**	$ 6,968	**$ 2,416**	$ 2,252
Service cost	**282**	368	**27**	43	**292**	303	**42**	47
Interest cost	**447**	444	**55**	60	**349**	307	**137**	127
Employee contributions	**—**	—	**—**	—	**21**	22	**34**	34
Plan amendments	**(47)**	—	**(5)**	—	**40**	10	**1**	1
Increases/(decreases) arising primarily from changes in actuarial assumptions	**(412)**	(137)	**(64)**	(77)	**(829)**	150	**(289)**	152
Foreign exchange impact	**—**	—	**—**	—	**564**	769	**6**	(1)
Acquisitions	**5**	—	**(5)**	—	**17**	11	**—**	—
Curtailments[(b)]	**(107)**	(180)	**(15)**	(25)	**(80)**	(42)	**5**	9
Settlements[(b)]	**(253)**	(418)	**(11)**	(13)	**(409)**	(85)	**—**	(23)
Special termination benefits	**16**	17	**—**	—	**29**	14	**17**	12
Benefits paid	**(267)**	(285)	**(54)**	(76)	**(299)**	(283)	**(191)**	(194)
Benefit obligation at end of year[(a)]	**7,456**	7,792	**973**	1,045	**7,839**	8,144	**2,178**	2,416
Change in plan assets:								
Fair value of plan assets at beginning of year	**7,816**	7,050	**—**	—	**5,880**	4,595	**396**	275
Actual gain on plan assets	**613**	1,034	**—**	—	**261**	552	**16**	31
Company contributions	**106**	453	**65**	80	**499**	533	**158**	250
Employee contributions	**—**	—	**—**	—	**21**	22	**34**	34
Foreign exchange impact	**—**	—	**—**	—	**435**	525	**—**	—
Acquisitions	**—**	—	**—**	—	**14**	1	**—**	—
Settlements[(b)]	**(279)**	(436)	**(11)**	(4)	**(232)**	(65)	**—**	—
Benefits paid	**(267)**	(285)	**(54)**	(76)	**(299)**	(283)	**(191)**	(194)
Fair value of plan assets at end of year	**7,989**	7,816	**—**	—	**6,579**	5,880	**413**	396
Funded status (plan assets greater than (less than) benefit obligation) at end of year	**$ 533**	$ 24	**$ (973)**	$(1,045)	**$(1,260)**	$(2,264)	**$(1,765)**	$(2,020)

(a) For the U.S. and international pension plans, the benefit obligation is the projected benefit obligation. For the postretirement plans, the benefit obligation is the accumulated postretirement benefit obligation.

(b) For 2006, includes curtailments and settlements associated with the transfer of benefit obligations as part of the sale of our Consumer Healthcare business

The favorable change in our U.S. qualified plans projected benefit obligations funded status from $24 million overfunded in the aggregate as of December 31, 2006, to $533 million overfunded in the aggregate as of December 31, 2007, was largely driven by the 0.6 percentage-point increase in the discount rate and our voluntary contributions. In 2007, we made required U.S. qualified plan contributions of $6 million and voluntary tax-deductible contributions in excess of minimum requirements of $100 million to certain of our U.S. qualified pension plans. In 2006, we made required U.S. qualified plan contributions of $3 million and voluntary tax-deductible contributions in excess of minimum requirements of $450 million to certain of our U.S. qualified pension plans. In the aggregate, the U.S. qualified pension plans are overfunded on a projected benefit measurement basis and on an accumulated benefit obligation measurement basis as of December 31, 2007 and 2006. In 2006, we made voluntary tax-deductible contributions of $90 million to certain of our U.S. postretirement plans through the establishment of sections 401(h) accounts.

The U.S. supplemental (non-qualified) pension plans are not generally funded, as there are no tax or other incentives that exist, and these obligations, which are substantially greater than the annual cash outlay for these liabilities, are paid from cash generated from operations.

The favorable change in our international plans projected benefit obligations funded status from $2.3 billion underfunded in the aggregate as of December 31, 2006, to $1.3 billion underfunded in the aggregate as of December 31, 2007, was largely driven by the increase in the discount rate in the U.K. and other European plans. Outside the U.S., in general, we fund our defined benefit plans to the extent that tax or other incentives exist and we have accrued liabilities on our consolidated balance sheets to reflect those plans that are not fully funded.

The favorable change in our postretirement plans projected benefit obligations funded status from $2.0 billion underfunded in the aggregate as of December 31, 2006, to $1.8 billion underfunded in the aggregate as of December 31, 2007, was largely driven by the 0.6 percentage-point increase in the discount rate and the impact of our cost-reduction initiatives.

The accumulated benefit obligations (ABO) for our U.S. qualified pension plans were $6.6 billion in 2007 and $6.8 billion in 2006. The ABO for our U.S. supplemental (non-qualified) pension plans was $849 million in 2007 and $883 million in 2006. The ABO for our international pension plans was $6.8 billion in 2007 and $7.1 billion in 2006.

Amounts recognized in the consolidated balance sheet as of December 31 follow:

	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Noncurrent assets[(a)]	**$ 862**	$ 441	**$ —**	$ —	**$ 327**	$ 40	**$ —**	$ —
Current liabilities[(b)]	**—**	—	**(253)**	(100)	**(37)**	(34)	**(57)**	(50)
Noncurrent liabilities[(c)]	**(329)**	(417)	**(720)**	(945)	**(1,550)**	(2,270)	**(1,708)**	(1,970)
Funded status	**$ 533**	$ 24	**$(973)**	$(1,045)	**$(1,260)**	$(2,264)	**$(1,765)**	$(2,020)

(a) Included primarily in *Other assets, deferred taxes and deferred charges.*

(b) Included in *Other current liabilities.*

(c) Included in *Pension benefit obligations* and *Postretirement benefit obligations*, as appropriate.

Amounts recognized in *Accumulated other comprehensive income/(expense)* as of December 31 follow:

	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Actuarial losses	**$890**	$1,418	**$487**	$622	**$794**	$1,649	**$311**	$621
Prior service costs/(credits) and other	**(4)**	50	**(26)**	(27)	**45**	(2)	**5**	6
Total	**$886**	$1,468	**$461**	$595	**$839**	$1,647	**$316**	$627

The actuarial losses primarily represent the cumulative difference between the actuarial assumptions and actual return on plan assets, changes in discount rates and plan experience. These actuarial losses are recognized in *Accumulated other comprehensive income/(expense)* and are amortized into income over an average period of 11 years for our U.S. plans and an average period of 14 years for our international plans.

Information related to the U.S. qualified, U.S. supplemental (non-qualified) and international pension plans as of December 31 follows:

	PENSION PLANS					
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL	
(MILLIONS OF DOLLARS)	**2007**	2006	**2007**	2006	**2007**	2006
Pension plans with an accumulated benefit obligation in excess of plan assets:						
Fair value of plan assets	**$ 39**	$ 403	**$ —**	$ —	**$1,052**	$2,273
Accumulated benefit obligation	**40**	468	**849**	883	**2,413**	4,002
Pension plans with a projected benefit obligation in excess of plan assets:						
Fair value of plan assets	**2,927**	4,897	**—**	—	**1,445**	5,265
Projected benefit obligation	**3,256**	5,314	**973**	1,045	**3,033**	7,569

In the aggregate, our U.S. qualified pension plans had assets greater than their ABO and their projected benefit obligation as of December 31, 2007.

E. Plan Assets

The following table presents the weighted-average long-term target asset allocations and the percentages of the fair value of plan assets for our U.S. qualified and international pension plans and postretirement plans by investment category as of December 31:

	TARGET ALLOCATION	PERCENTAGE OF PLAN ASSETS	
(PERCENTAGES)	2007	2007	2006
U.S. qualified pension plans:			
Global equity securities	55.0	61.4	68.6
Debt securities	35.0	23.6	22.8
Alternative investments[a]	10.0	10.9	8.4
Cash	—	4.1	0.2
Total	100.0	100.0	100.0
International pension plans:			
Global equity securities	61.1	63.2	62.2
Debt securities	28.8	23.3	23.7
Alternative investments[b]	9.4	7.9	10.3
Cash	0.7	5.6	3.8
Total	100.0	100.0	100.0
U.S. postretirement plans[c]:			
Global equity securities	75.0	72.3	74.8
Debt securities	25.0	23.8	23.1
Alternative investments[a]	—	2.8	2.1
Cash	—	1.1	—
Total	100.0	100.0	100.0

(a) Private equity, venture capital, private debt and real estate.
(b) Real estate, insurance contracts and other investments.
(c) Reflects postretirement plan assets, which support a portion of our U.S. retiree medical plans.

All long-term asset allocation targets reflect our asset class return expectations and tolerance for investment risk within the context of the respective plans' long-term benefit obligations. The long-term asset allocation is supported by an analysis that incorporates historical and expected returns by asset class, as well as volatilities and correlations across asset classes and our liability profile. This analysis, referred to as an asset-liability analysis, also provides an estimate of expected returns on plan assets, as well as a forecast of potential future asset and liability balances. Due to market conditions and other factors, actual asset allocations may vary from the target allocation outlined above. For the U.S. qualified pension plans, in late 2007, we modified our strategic asset target allocation to reduce the volatility of our plan funded status and the probability of future contribution requirements. Our target allocations have been revised to increase the debt securities allocation by 10% and to reduce the global equity securities allocation by a corresponding amount. The year-end 2007 cash allocation of 4.1% for U.S. qualified pensions plans and 5.6% for international pension plans was above the target allocation, primarily due to cash raised from the termination of certain investment strategies, which will be redeployed during 2008. The assets are periodically rebalanced back to the target allocation.

The U.S. qualified pension plans held no shares of our common stock as of December 31, 2007, and approximately 10.2 million shares (fair value of approximately $263 million, representing 3.3% of U.S. plan assets) as of December 31, 2006. The plans received approximately $12 million in dividends on shares of our common stock in 2007 and approximately $10 million in dividends on these shares in 2006.

F. Cash Flows

It is our practice to fund amounts for our qualified pension plans that are at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws.

The following table presents expected cash flow information:

FOR THE YEAR ENDED DECEMBER 31, (MILLIONS OF DOLLARS)	PENSION PLANS U.S. QUALIFIED	U.S. SUPPLEMENTAL (NON-QUALIFIED)	INTERNATIONAL	POST-RETIREMENT PLANS
Employer contributions:				
2008 (estimated)	$ —	$253	$ 367	$164
Expected benefit payments:				
2008	$ 527	$253	$ 328	$164
2009	425	77	331	168
2010	441	76	342	170
2011	456	76	361	173
2012	477	75	374	173
2013–2017	2,823	379	2,102	812

The table reflects the total U.S. and international plan benefits projected to be paid from the plans or from our general assets under the current actuarial assumptions used for the calculation of the benefit obligation and, therefore, actual benefit payments may differ from projected benefit payments.

G. Defined Contribution Plans

We have savings and investment plans in several countries, including the U.S., Japan, Spain and the Netherlands. For the U.S. plans, employees may contribute a portion of their salaries and bonuses to the plans, and we match, largely in company stock, a portion of the employee contributions. In the U.S., employees are permitted to diversify all or any portion of their company stock match contribution. The contribution match for certain legacy Pfizer U.S. participants is held in an employee stock ownership plan. We recorded charges related to our plans of $203 million in 2007, $222 million in 2006 and $234 million in 2005.

15. Equity

A. Common Stock

We purchase our common stock via privately negotiated transactions or in open market purchases as circumstances and prices warrant. Purchased shares under each of the share-purchase programs, which are authorized by our Board of Directors, are available for general corporate purposes.

A summary of common stock purchases follows:

FOR THE YEAR ENDED DECEMBER 31, (MILLIONS OF SHARES AND DOLLARS, EXCEPT PER-SHARE DATA)	SHARES OF COMMON STOCK PURCHASED	AVERAGE PER-SHARE PRICE PAID	TOTAL COST OF COMMON STOCK PURCHASED
2007:			
June 2005 program[a]	**395**	**$25.27**	**$9,994**
2006:			
June 2005 program[a]	266	$26.19	$6,979
2005:			
June 2005 program[a]	22	$22.38	$ 493
October 2004 program[b]	122	$27.20	3,304
Total	144		$3,797

[a] In June 2005, we announced a $5 billion share-purchase program, which we increased in June 2006 to $18 billion.

[b] In October 2004, we announced a $5 billion share-purchase program, which we completed in June 2005.

B. Preferred Stock

The Series A convertible perpetual preferred stock is held by an Employee Stock Ownership Plan ("Preferred ESOP") Trust and provides dividends at the rate of 6.25%, which are accumulated and paid quarterly. The per-share stated value is $40,300 and the preferred stock ranks senior to our common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 2,574.87 shares of our common stock with equal voting rights. The conversion option is indexed to our common stock and requires share settlement, and therefore, is reported at the fair value at the date of issuance. We may redeem the preferred stock at any time or upon termination of the Preferred ESOP, at our option, in cash, in shares of common stock or a combination of both at a price of $40,300 per share.

C. Employee Stock Ownership Plans

We have two employee stock ownership plans (collectively the "ESOPs"), a Preferred ESOP and another that holds common stock of the company ("Common ESOP"). A portion of the matching contributions for legacy Pharmacia U.S. savings plan participants is funded through the ESOPs.

In January 2007, we paid the remaining balance of financing, which was outstanding prior to our acquisition of Pharmacia in 2003, relating to the Preferred ESOP. Compensation expense related to the ESOPs totaled approximately $35 million in 2007, $37 million in 2006 and $44 million in 2005.

Allocated shares held by the Common ESOP are considered outstanding for the earnings per share (EPS) calculations and the eventual conversion of allocated preferred shares held by the Preferred ESOP is assumed in the diluted EPS calculation. As of December 31, 2007, the Preferred ESOP held preferred shares with a stated value of approximately $93 million, convertible into approximately six million shares of our common stock. As of December 31, 2007, the Common ESOP held approximately 6 million shares of our common stock. As of December 31, 2007, all preferred and common shares held by the ESOPs have been allocated to the Pharmacia U.S. and certain Puerto Rico savings plan participants.

D. Employee Benefit Trust

The Pfizer Inc Employee Benefit Trust (EBT) was established in 1999 to fund our employee benefit plans through the use of its holdings of Pfizer Inc stock. The consolidated balance sheets reflect the fair value of the shares owned by the EBT as a reduction of *Shareholders' equity.*

16. Share-Based Payments

Our compensation programs can include share-based payments. In 2007, 2006 and 2005, the primary share-based awards and their general terms and conditions are as follows:

- Stock options, which entitle the holder to purchase, after the end of a vesting term, a specified number of shares of Pfizer common stock at a price per share set equal to the market price of Pfizer common stock on the date of grant.
- Restricted stock units (RSUs), which entitle the holder to receive, at the end of a vesting term, a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs.
- Performance share awards (PSAs) and performance-contingent share awards (PCSAs), which entitle the holder to receive, at the end of a vesting term, a number of shares of Pfizer common stock, within a range of shares from zero to a specified maximum, calculated using a non-discretionary formula that measures Pfizer's performance relative to an industry peer group. Dividend equivalents are paid on PSAs.
- Restricted stock grants, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of Pfizer common stock, and which also entitle the holder to receive dividends paid on such grants.

The Company's shareholders approved the Pfizer Inc. 2004 Stock Plan (the 2004 Plan) at the Annual Meeting of Shareholders held on April 22, 2004 and, effective upon that approval, new stock option and other share-based awards may be granted only under the 2004 Plan. The 2004 Plan allows a maximum of 3 million shares to be awarded to any employee per year and 475 million shares in total. RSUs, PSAs, PCSAs and restricted stock grants count as three shares, while stock options count as one share under the 2004 Plan toward the maximums.

In the past, we had various employee stock and incentive plans under which stock options and other share-based awards were granted. Stock options and other share-based awards that were granted under prior plans and were outstanding on April 22, 2004, continue in accordance with the terms of the respective plans.

As of December 31, 2007, 269 million shares were available for award, which include 40 million shares available for award under the legacy Pharmacia Long-Term Incentive Plan, which reflects award cancellations returned to the pool of available shares for legacy Pharmacia commitments.

Although not required to do so, historically, we have used authorized and unissued shares and, to a lesser extent, shares held in our Employee Benefit Trust and treasury stock to satisfy our obligations under these programs.

A. Impact on Net Income

The components of share-based compensation expense and the associated tax benefit follow:

	YEAR ENDED DEC. 31,		
(MILLIONS OF DOLLARS)	2007	2006	2005
Stock option expense[(a)]	$ 286	$ 410	$ —
Restricted stock unit expense	160	184	120
PSA and PCSA (expense reduction)/expense	(9)	61	37
Share-based payment expense	437	655	157
Tax benefit for share-based compensation expense	(141)	(204)	(50)
Share-based payment expense, net of tax	$ 296	$ 451	$107

(a) In 2006, we adopted the fair value method of accounting for stock options.

Amounts capitalized as part of inventory cost were not significant. In 2007 and 2006, the impact of modifications under our cost-reduction initiatives to share-based awards was not significant and, in 2005, the impact of modifications under the Pharmacia restructuring program was not significant. Generally, these modifications resulted in an acceleration of vesting, either in accordance with plan terms or at management's discretion.

B. Stock Options

Stock options, which entitle the holder to purchase, at the end of a vesting term, a specified number of shares of Pfizer common stock at a price per share set equal to the market price of Pfizer common stock on the date of grant, are accounted for at fair value at the date of grant in the income statement beginning in 2006. These fair values are generally amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate.

In 2005 and earlier years, stock options were accounted for under APB No. 25, using the intrinsic value method in the income statement and fair value information was disclosed. In these disclosures of fair value, we allocated stock option compensation expense based on the nominal vesting period, rather than the expected time to achieve retirement eligibility. In 2006, we changed our method of allocating stock option compensation expense to a method based on the substantive vesting period for all new awards, while continuing to allocate outstanding nonvested awards not yet recognized as of December 31, 2005, under the nominal vesting period method. Specifically, under this prospective change in accounting policy, compensation expense related to stock options granted prior to 2006, that are subject to accelerated vesting upon retirement eligibility, is being recognized over the vesting term of the grant, even though the service period after retirement eligibility is not considered to be a substantive vesting requirement. The impact of this change was not significant.

All employees may receive stock option grants. In virtually all instances, stock options vest after three years of continuous service from the grant date and have a contractual term of ten years; for certain grants to certain members of management, vesting typically occurs in equal annual installments after three, four and five years from the grant date. In all cases, even for stock options that are subject to accelerated vesting upon voluntary retirement, stock options must be held for at least one year from grant date before any vesting may occur. In the event of a divestiture or restructuring, options held by employees are immediately vested and are exercisable from three months to their remaining term, depending on various conditions.

The fair value of each stock option grant is estimated on the grant date using, for virtually all grants, the Black-Scholes-Merton option-pricing model, which incorporates a number of valuation assumptions noted in the following table, shown at their weighted-average values:

	YEAR ENDED DEC. 31,		
	2007	2006	2005
Expected dividend yield[(a)]	4.49%	3.65%	2.90%
Risk-free interest rate[(b)]	4.69%	4.59%	3.96%
Expected stock price volatility[(c)]	21.28%	24.47%	21.93%
Expected term[(d)] (years)	5.75	6.0	5.75

(a) Determined in 2007 and 2006, using a constant dividend yield during the expected term of the option. In 2005, determined using a historical pattern of dividend payments.

(b) Determined using the extrapolated yield on U.S. Treasury zero-coupon issues.

(c) Determined using implied volatility, after consideration of historical volatility.

(d) Determined using historical exercise and post-vesting termination patterns.

Starting in the first quarter of 2006, we changed our method of estimating expected stock price volatility to reflect market-based inputs under emerging stock option valuation considerations. We use the implied volatility in a long-term traded option, after consideration of historical volatility. In 2005, we used an average term structure of volatility after consideration of historical volatility.

The following table summarizes all stock option activity during 2007, 2006 and 2005:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE[(a)] (MILLIONS)
Outstanding, January 1, 2005	635,139	$ 33.10		
Granted	52,082	26.22		
Exercised	(31,373)	12.17		
Forfeited	(10,072)	32.76		
Cancelled	(18,372)	35.40		
Outstanding, December 31, 2005	627,404	33.51		
Granted	69,300	26.20		
Exercised	(38,953)	16.09		
Forfeited	(9,370)	39.01		
Cancelled	(63,591)	32.51		
Outstanding, December 31, 2006	584,790	33.96		
Granted	51,215	25.84		
Exercised	(27,391)	19.68		
Forfeited	(8,152)	28.00		
Cancelled	(77,257)	34.47		
Outstanding, December 31, 2007	**523,205**	**33.93**	**4.8**	**$10**
Vested and expected to vest[(b)], December 31, 2007	**517,032**	**34.02**	**4.7**	**10**
Exercisable, December 31, 2007	**380,823**	**36.74**	**3.5**	**10**

(a) Market price of underlying Pfizer common stock less exercise price.
(b) The number of options expected to vest takes into account an estimate of expected forfeitures.

The following table provides data related to all stock option activity:

(MILLIONS OF DOLLARS, EXCEPT PER STOCK OPTION AMOUNTS AND YEARS)	YEAR ENDED DEC. 31, 2007	2006	2005
Weighted-average grant date fair value per stock option	**$4.11**	$5.42	$5.15
Aggregate intrinsic value on exercise	**$ 173**	$ 380	$ 442
Cash received upon exercise	**$ 532**	$ 622	$ 378
Tax benefits realized related to exercise	**$ 54**	$ 114	$ 137
Total compensation cost related to nonvested stock options not yet recognized, pre-tax	**$ 216**	$ 330	N/A
Weighted-average period in years over which stock option compensation cost is expected to be recognized	**1.2**	1.1	N/A

C. Restricted Stock Units

RSUs, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs, are accounted for at fair value at the date of grant. For RSUs granted in 2007, in virtually all instances, the units vest after three years of continuous service from the grant date and the fair values are amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate. For RSUs granted in 2006 and 2005, the units vest in substantially equal portions each year over five years of continuous service and the fair value related to each year's portion is then amortized evenly into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate. For certain members of senior and key management, vesting may occur after three years of continuous service.

The fair value of each RSU grant is estimated on the grant date. For RSUs granted in 2007, the fair value is set using the closing price of Pfizer common stock on the date of grant. For RSUs granted in 2006 and 2005, the fair value is set using the average price of Pfizer common stock on the date of grant.

The following table summarizes all RSU activity during 2007, 2006 and 2005:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE PER SHARE
Nonvested, January 1, 2005	1,920	$31.27
Granted	11,263	26.20
Vested	(82)	29.56
Reinvested dividend equivalents	297	25.15
Forfeited	(595)	26.34
Nonvested, December 31, 2005	12,803	26.89
Granted	12,734	26.15
Vested	(3,573)	27.29
Reinvested dividend equivalents	700	25.42
Forfeited	(2,334)	26.17
Nonvested, December 31, 2006	20,330	26.56
Granted	10,459	25.77
Vested	(5,337)	27.29
Reinvested dividend equivalents	1,018	24.87
Forfeited	(3,534)	26.09
Nonvested, December 31, 2007	**22,936**	**26.37**

The following table provides data related to all RSU activity:

(MILLIONS OF DOLLARS, EXCEPT PER RSU AMOUNTS AND YEARS)	YEAR ENDED DEC. 31, 2007	2006	2005
Weighted-average grant date fair value per RSU	**$26.18**	$26.34	$26.21
Total fair value of shares vested	**$ 146**	$ 98	$ 2
Total compensation cost related to nonvested RSU awards not yet recognized, pre-tax	**$ 254**	$ 270	$ 180
Weighted-average period in years over which RSU cost is expected to be recognized	**2.1**	3.8	4.0

D. Performance Share Awards (PSAs) and Performance-Contingent Share Awards (PCSAs)

PSAs in 2007 and 2006, and PCSAs in 2005 and earlier, entitle the holder to receive, at the end of a vesting term, a number of shares of our common stock, within a specified range of shares, calculated using a non-discretionary formula that measures our performance relative to an industry peer group. PSAs are accounted for at fair value at the date of grant in the income statement beginning with grants in 2006. Further, PSAs are generally amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate. For grants in 2005 and earlier years, PCSA grants are accounted for using the intrinsic value method in the income statement. Senior and other key members of management may receive PSA and PCSA grants. In most instances, PSA grants vest after three years and PCSA grants vest after five years of continuous service from the grant date. In certain instances, PCSA grants vest over two to four years of continuous service from the grant date. The vesting terms are equal to the contractual terms.

The 2004 Plan limitations on the maximum amount of share-based awards apply to all awards, including PCSA and PSA grants. In 2001, our shareholders approved the 2001 Performance-Contingent Share Award Plan (the 2001 Plan), allowing a maximum of 12.5 million shares to be awarded to all participants. This maximum was applied to awards for performance periods beginning after January 1, 2002 through 2004. The 2004 Plan is the only plan under which share-based awards may be granted in the future.

PSA grants made in 2007 and 2006 will vest and be paid based on a non-discretionary formula that measures our performance using relative total shareholder return over a performance period relative to an industry peer group. If our minimum performance in the measure is below the threshold level relative to the peer group, then no shares will be paid. PCSA grants made prior to 2006 will vest and be paid based on a non-discretionary formula, which measures our performance using relative total shareholder return and relative change in diluted EPS over a performance period relative to an industry peer group. If our minimum performance in the measures is below the threshold level relative to the peer group, then no shares will be paid.

As of January 1, 2006, we measure PSA grants at fair value, using a Monte Carlo simulation model, times the target number of shares. The target number of shares is determined by reference to the fair value of share-based awards to similar employees in the industry peer group. We measure PCSA grants at intrinsic value whereby the probable award was allocated over the term of the award, then the resultant shares are adjusted to the fair value of our common stock at each accounting period until the date of payment.

The following table summarizes all PSA and PCSA activity during 2007, 2006 and 2005, with the shares granted representing the maximum award that could be achieved:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE GRANT DATE VALUE PER SHARE
Nonvested, January 1, 2005	16,466	$26.89
Granted	2,549	26.15
Vested	(1,652)	26.20
Forfeited[(a)]	(1,384)	26.28
Nonvested, December 31, 2005	15,979	23.32
Granted	1,728	34.84
Vested	(1,583)	26.20
Reinvested dividend equivalent	44	25.36
Forfeited[(a)]	(2,388)	26.11
Nonvested, December 31, 2006	13,780	26.78
Granted	1,183	28.80
Vested	(1,788)	25.87
Reinvested dividend equivalents	22	24.82
Forfeited[(a)]	(5,166)	26.44
Modifications[(b)]	2,192	25.66
Nonvested, December 31, 2007	**10,223**	**24.81**

(a) Forfeited includes nil in 2007, 345 thousand shares in 2006 and 454 thousand shares in 2005 that were forfeited by retirees. At the discretion of the Compensation Committee of our Board of Directors, $9.0 million in 2006 and $11.9 million in 2005 were paid in cash to such retirees, which amounts were equivalent to the fair value of the forfeited shares pro rated for the portion of the performance period that was completed prior to retirement.

(b) Includes modifications to PCSA and PSA awards to pro rate the awards for services to the date of termination for 34 employees. The modifications were made at the discretion of the Board of Directors, the Executive Leadership Team or the current Chairman. There was no incremental cost related to the modifications.

The following table provides data related to all PSA and PCSA activity:

	YEAR ENDED DEC. 31,		
(MILLIONS OF DOLLARS, EXCEPT PER PCSA AMOUNTS AND YEARS)	**2007**	2006	2005
Weighted-average grant date fair value per PCSA	**$22.73**	$25.90	$23.32
Total intrinsic value of vested PCSA shares	**$ 46**	$ 51	$ 56
Total compensation cost related to nonvested PSA grants not yet recognized, pre-tax	**$ 15**	$ 10	N/A
Weighted-average period in years over which PSA cost is expected to be recognized	**2**	2	N/A

We entered into forward-purchase contracts that partially offset the potential impact on net income of our obligation under the pre-2006 PCSAs. At settlement date, we would, at the option of the counterparty to each of the contracts, either receive our own stock or settle the contracts for cash. We had contracts for approximately 3 million shares of our stock at a per share price of $33.85 outstanding as of December 31, 2006. The contracts matured early in 2007.

The financial statements include the following items related to these contracts:

Prepaid expenses and taxes in 2006 includes:

- fair value of these contracts.

Other (income)/deductions—net includes:

- changes in the fair value of these contracts.

E. Restricted Stock

Restricted stock grants, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of our common stock, and which also entitle the holder to receive dividends paid on such grants, are accounted for at fair value at the date of grant.

Senior and key members of management received restricted stock awards prior to 2005. In most instances, restricted stock grants vest after three years of continuous service from the grant date. The vesting terms are equal to the contractual terms. These awards have not been significant.

F. Transition Information

The following table shows the effect on results for 2005 as if we had applied the fair-value-based recognition provisions to measure stock-based compensation expense for the option grants:

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	YEAR ENDED DEC. 31, 2005
Net income available to common shareholders used in the calculation of basic earnings per common share:	
As reported under U.S. GAAP[(a)]	$8,079
Compensation expense—net of tax[(b)]	(457)
Pro forma	$7,622
Basic earnings per common share:	
As reported under U.S. GAAP[(a)]	$ 1.10
Compensation expense—net of tax[(b)]	(0.06)
Pro forma	$ 1.04
Net income available to common shareholders used in the calculation of diluted earnings per common share:	
As reported under U.S. GAAP[(a)]	$8,080
Compensation expense—net of tax[(b)]	(457)
Pro forma	$7,623
Diluted earnings per common share:	
As reported under U.S. GAAP[(a)]	$ 1.09
Compensation expense—net of tax[(b)]	(0.06)
Pro forma	$ 1.03

(a) Includes stock-based compensation expense, net of related tax effects, of $107 million (of which $70 million related to RSUs and a nominal amount was a result of acceleration of vesting due to our cost-reduction initiatives).

(b) Pro forma compensation expense related to stock options that are subject to accelerated vesting upon retirement is recognized over the period of employment up to the vesting date of the grant.

17. Earnings per Common Share

Basic and diluted EPS were computed using the following common share data:

(MILLIONS)	YEAR ENDED DEC. 31, 2007	2006	2005
EPS Numerator—Basic:			
Income from continuing operations before cumulative effect of a change in accounting principles	$8,213	$11,024	$7,610
Less: Preferred stock dividends—net of tax	4	5	6
Income available to common shareholders from continuing operations before cumulative effect of a change in accounting principles	8,209	11,019	7,604
Discontinued operations:			
Income/(loss) from discontinued operations—net of tax	(3)	433	451
Gains/(losses) on sales of discontinued operations—net of tax	(66)	7,880	47
Discontinued operations—net of tax	(69)	8,313	498
Income available to common shareholders before cumulative effect of a change in accounting principles	8,140	19,332	8,102
Cumulative effect of a change in accounting principles—net of tax	—	—	(23)
Net income available to common shareholders	$8,140	$19,332	$8,079
EPS Denominator—Basic:			
Weighted-average number of common shares outstanding	6,917	7,242	7,361
EPS Numerator—Diluted:			
Income from continuing operations before cumulative effect of a change in accounting principles	$8,213	$11,024	$7,610
Less: ESOP contribution—net of tax	2	3	5
Income available to common shareholders from continuing operations before cumulative effect of a change in accounting principles	8,211	11,021	7,605
Discontinued operations:			
Income/(loss) from discontinued operations—net of tax	(3)	433	451
Gains/(losses) on sales of discontinued operations—net of tax	(66)	7,880	47
Discontinued operations—net of tax	(69)	8,313	498
Income available to common shareholders before cumulative effect of a change in accounting principles	8,142	19,334	8,103
Cumulative effect of a change in accounting principles—net of tax	—	—	(23)
Net income available to common shareholders	$8,142	$19,334	$8,080
EPS Denominator—Diluted:			
Weighted-average number of common shares outstanding	6,917	7,242	7,361
Common-share equivalents—stock options, stock issuable under employee compensation plans and convertible preferred stock	22	32	50
Weighted-average number of common shares outstanding and common-share equivalents	6,939	7,274	7,411
Stock options that had exercise prices greater than the average market price of our common stock issuable under employee compensation plans[(a)]	514	552	557

(a) These common stock equivalents were outstanding during 2007, 2006 and 2005, but were not included in the computation of diluted EPS for those years because their inclusion would have had an anti-dilutive effect.

18. Lease Commitments

We lease properties and equipment for use in our operations. In addition to rent, the leases may require us to pay directly for taxes, insurance, maintenance and other operating expenses, or to pay higher rent when operating expenses increase. Rental expense, net of sublease income, was $398 million in 2007, $420 million in 2006 and $410 million in 2005. This table shows future minimum rental commitments under noncancellable operating leases as of December 31 for the following years:

(MILLIONS OF DOLLARS)	2008	2009	2010	2011	2012	AFTER 2012
Lease commitments	$212	$192	$151	$99	$76	$788

19. Insurance

Our insurance coverage reflects market conditions (including cost and availability) existing at the time it is written, and our decision to obtain insurance coverage or to self-insure varies accordingly. Depending upon the cost and availability of insurance and the nature of the risk involved, the amount of self-insurance may be significant. The cost and availability of coverage have resulted in our decision to self-insure certain exposures, including product liability. If we incur substantial liabilities that are not covered by insurance or substantially exceed insurance coverage and that are in excess of existing accruals, there could be a material adverse effect on our results of operations in any particular period (see Note 20. *Legal Proceedings and Contingencies*).

20. Legal Proceedings and Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We do not believe any of them will have a material adverse effect on our financial position.

Beginning in 2007 upon the adoption of a new accounting standard, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a 'more likely than not' standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not. (See *Note 1D. Significant Accounting Policies: New Accounting Standards* and *Note 8E. Taxes on Income: Tax Contingencies.*) We record accruals for all other contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, we accrue that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, we accrue the minimum of such probable range. Many claims involve highly complex issues relating to causation, label warnings, scientific evidence, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see *Note 1B. Significant Accounting Policies: Estimates and Assumptions*). Our assessments are based on estimates and assumptions that have been deemed reasonable by management. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have substantial defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Patent claims include challenges to the coverage and/or validity of our patents on various products or processes. Although we believe we have substantial defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Among the principal matters pending to which we are a party are the following:

A. Patent Matters

We are involved in a number of suits relating to our U.S. patents, the majority of which involve claims by generic drug manufacturers that patents covering our products, processes or dosage forms are invalid and/or do not cover the product of the generic manufacturer. Pending suits include generic challenges to patents covering, among other products, atorvastatin (Lipitor), atorvastatin/amlodipine combination (Caduet), celecoxib (Celebrex), tolterodine (Detrol and Detrol LA) and donepezil hydrochloride (Aricept). Also, counterclaims as well as various independent actions have been filed claiming that our assertions of, or attempts to enforce, our patent rights with respect to certain products constitute unfair competition and/or violations of the antitrust laws. In addition to the challenges to the U.S. patents on a number of our products that are discussed below, we note that the patent rights to certain of our products, including without limitation Lipitor and Celebrex, are being challenged in various other countries.

Lipitor (atorvastatin)

U.S. – basic patent: In July 2007, a law firm that has represented Ranbaxy Pharmaceuticals Inc. (Ranbaxy) in Lipitor patent litigation filed a request for a reexamination of our basic Lipitor patent with the U.S. Patent and Trademark Office (the Patent Office). The basic patent, including the six-month pediatric exclusivity period, expires in March 2010. In August 2007, the Patent Office granted the request to reexamine the basic patent on the merits. In January 2008, the Patent Office issued its initial official action, rejecting the patent's claims. We will address the issues raised by the examiner in our response to the Patent Office. An initial rejection of a patent is not unusual in reexamination proceedings, and we continue to believe that the basic patent was properly granted and will be upheld on reexamination. This process could take a few years to complete.

U.S. – enantiomer patent: In January 2007, we filed a reissue application with the Patent Office seeking to correct a technical defect in our patent covering the enantiomer form of atorvastatin. The enantiomer patent, including the six-month pediatric exclusivity period, expires in June 2011. In August 2007, the Patent Office issued its initial official action, which determined that the technical defect had been corrected but rejected the enantiomer patent on other grounds. In October 2007, we submitted our response to the Patent Office. We continue to believe that we have strong arguments for securing the reissued patent. This process also could take a few years to complete.

Separately, in April 2007, Teva Pharmaceuticals USA, Inc. (Teva) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lipitor. Teva asserts the invalidity of our enantiomer patent and the non-infringement of certain later-expiring patents, but does not challenge our basic patent. In June 2007, we filed suit against Teva in the U.S. District Court for the District of Delaware asserting the validity and infringement of the enantiomer patent.

In addition, in October 2007, Cobalt Pharmaceuticals, Inc. (Cobalt) notified us that it had filed an application with the FDA seeking approval to market a product containing atorvastatin sodium, a salt that is different from atorvastatin calcium, which is used in Lipitor. The notice states that Cobalt is challenging our enantiomer patent and certain later-expiring patents, but not our basic patent. In December 2007, we filed suit against Cobalt in the U.S. District Court for the District of Delaware asserting the validity and infringement of the enantiomer patent.

Canada – enantiomer patent: In January 2007, the Canadian Federal Court in Toronto denied our application to prevent approval of Ranbaxy's generic atorvastatin product based on our enantiomer patent, which expires in July 2010. In February 2007, we appealed that decision to the Federal Court of Appeal of Canada. The appeal was heard in May 2007, and we are awaiting the decision. We also are seeking to prevent approval of Apotex Inc.'s (Apotex's) generic atorvastatin product based on our enantiomer patent. A trial was held on this matter in October 2007 in the Canadian Federal Court in Toronto and, on January 2, 2008, the court denied our application. On January 3, 2008, we appealed the decision to the Federal Court of Appeal of Canada.

Canada – certain other patents: In September 2007, in a case against Ranbaxy, the Canadian Federal Court in Toronto issued a decision concerning two other patents. First, the court ruled that our patent covering a crystalline form of atorvastatin would be infringed by Ranbaxy's process for making its proposed generic atorvastatin product. The court granted our application for an order preventing Ranbaxy from launching its product until the expiration of the patent in July 2016. In October 2007, Ranbaxy appealed this decision to the Federal Court of Appeal of Canada. This decision does not apply to any other generic manufacturer, including Apotex, which is challenging the same patent and other crystalline patents in another proceeding. Second, the Canadian Federal Court in Toronto denied our application for a prohibition order against Ranbaxy in connection with another patent covering a process for making amorphous atorvastatin, which also expires in July 2016.

Caduet (atorvastatin/amlodipine combination)

In January 2007, Ranbaxy notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Caduet and asserting the invalidity of our patents relating to atorvastatin and of our patent covering the atorvastatin/amlodipine combination, which expires in 2018. In March 2007, we filed suit against Ranbaxy in the U.S. District Court for the District of Delaware asserting the validity and/or infringement of the subject patents. In November 2007, the court granted our motion to dismiss Ranbaxy's challenge to the validity of the atorvastatin (Lipitor) basic patent. The case continues with respect to our assertion of infringement of the patent covering the atorvastatin/amlodipine combination and, at such time as the atorvastatin enantiomer patent is reissued in corrected form, Ranbaxy's challenge regarding the validity of one claim of that patent.

Norvasc (amlodipine)

In 2006, the Federal Court of Appeal of Canada upheld the validity of our Norvasc patent in Canada in an action involving the generic manufacturer Ratiopharm. The Supreme Court of Canada denied Ratiopharm's petition to appeal this decision. We also have filed legal challenges against certain other generic manufacturers who are seeking to market their own amlodipine products in Canada. In February 2008, a trial was held in the Federal Court of Canada in Toronto in our challenge against Cobalt, and we are awaiting the decision. Our Norvasc patent in Canada expires in August 2010.

Celebrex (celecoxib)

In January 2004, Teva notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a product containing celecoxib and asserting the non-infringement and invalidity of our patents relating to celecoxib. In February 2004, we filed suit against Teva in the U.S. District Court for the District of New Jersey asserting infringement of our patents relating to celecoxib. In March 2007, the court held that all three of the patents in dispute are valid and infringed and, in April 2007, it issued an injunction prohibiting Teva from marketing its generic celecoxib product before 2015. In April 2007, Teva appealed the decision to the U.S. Court of Appeals for the Federal Circuit. The appeal was heard in January 2008, and we are awaiting the decision.

Neurontin (gabapentin)

In August 2005, the U.S. District Court for the District of New Jersey held that the generic gabapentin (Neurontin) products of a number of generic manufacturers did not infringe our gabapentin low-lactam patent, which expires in 2017, and it granted summary judgment in their favor. Several generic manufacturers launched their gabapentin products in 2004 and 2005. In September 2007, the U.S. Court of Appeals for the Federal Circuit reversed the District Court's summary judgment decision and remanded the case to the District Court for trial on the patent-infringement issue. If successful at trial, we intend to seek compensation from the generic manufacturers for damages resulting from their at-risk launches of generic gabapentin.

Detrol (tolterodine)

In March 2004, we brought a patent infringement suit in the U.S. District Court for the District of New Jersey against Teva, which had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Detrol. In January 2007, Teva withdrew its challenge to our patent, and the patent infringement suit was dismissed. At about the same time in January 2007, Ivax Pharmaceuticals, Inc. (Ivax), a wholly owned subsidiary of Teva, amended its previously filed abbreviated new drug application for tolterodine to challenge our tolterodine patent, and we brought a patent infringement action against Ivax in the U.S. District Court for the District of New Jersey.

Detrol LA (tolterodine)

In October 2007, Teva notified us that it had filed an abbreviated new drug application with the FDA challenging on various grounds four patents relating to Detrol LA, an extended-release formulation of Detrol (tolterodine), and seeking approval to market a generic version of Detrol LA. In December 2007, we filed suit against Teva in the U.S. District Court for the Southern District of New York asserting the infringement of three of the patents relating to Detrol LA. In January 2008, Impax Laboratories Inc. notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Detrol LA and challenging the same four patents as Teva.

Aricept (donepezil hydrochloride)

In October 2005, Teva notified Eisai Co., Ltd. (Eisai) that Teva had filed an abbreviated new drug application with the FDA challenging on various grounds Eisai's U.S. basic product patent for Aricept and seeking approval to market a generic version of Aricept. In December 2005, Eisai filed suit against Teva in the U.S. District Court for the District of New Jersey asserting infringement of that patent. We co-promote Aricept with Eisai in the U.S.

Exubera

In August 2006, Novo Nordisk filed an action against us in the U.S. District Court for the Southern District of New York alleging that our sales of Exubera infringed Novo Nordisk's patents relating to inhaled insulin and methods of administration of inhaled insulin and seeking damages and injunctive relief. The parties settled this action in December 2007.

B. Product Litigation

Like other pharmaceutical companies, we are defendants in numerous product liability cases, including but not limited to those discussed below, in which the plaintiffs seek relief for personal injuries and other purported damages allegedly caused by our drugs and other products.

Rezulin

Rezulin was a medication that treated insulin resistance and was effective for many patients whose diabetes had not been controlled with other medications. Rezulin was voluntarily withdrawn by Warner-Lambert in March 2000 following approval of two newer medications, which the FDA considered to have similar efficacy and fewer side effects.

In 2003, we took a charge to earnings of $975 million before-tax ($955 million after-tax) in connection with all known personal injury cases and claims relating to Rezulin, and we settled many of those cases and claims. Warner-Lambert continues to defend vigorously the remaining personal injury cases and claims.

Warner-Lambert is also a defendant in a number of suits, including purported class actions, relating to Rezulin that seek relief other than damages for alleged personal injury. These suits are not covered by the charge to earnings that we took in 2003. Motions to certify statewide classes of Rezulin users or purchasers who allegedly incurred economic loss have been denied by state courts in California and Texas and granted by state courts in Illinois and West Virginia. The Illinois action was settled in 2004, as previously reported. The West Virginia action was settled in December 2007 on terms favorable to the Company.

In 2005, the following actions were consolidated for pre-trial proceedings in a Multi-District Litigation *(In Re Rezulin Product Liability Litigation MDL-1348)* in the U.S. District Court for the Southern District of New York:

- In April 2001, Louisiana Health Service Indemnity Company and Eastern States Health and Welfare Fund filed a consolidated complaint against Warner-Lambert in the U.S. District Court for the Southern District of New York purportedly on behalf of a class consisting of all health benefit providers that paid for or reimbursed patients for the purchase of Rezulin between February 1997 and April 2001. The action sought to recover amounts paid for Rezulin by the health benefit providers on behalf of their plan participants during the specified period. In September 2005, the court granted Warner-Lambert's motion for summary judgment and dismissed the complaint. In November 2005, the plaintiffs appealed the decision to the U.S. Court of Appeals for the Second Circuit, and a hearing on the appeal was held in December 2006. In September 2007, the parties voluntarily withdrew the appeal and settled the action on terms favorable to Warner-Lambert.
- In May 2005, an action was filed in the U.S. District Court for the Eastern District of Louisiana purportedly on behalf of a nationwide class of third-party payors that asserts claims and seeks damages that are substantially similar to those that had been sought in the Louisiana Health Service Indemnity suit discussed immediately above. This action has been transferred to the Multi-District Litigation.
- An action was filed in July 2005 by the Attorney General of the State of Louisiana in the Civil District Court for Orleans Parish, Louisiana, against Warner-Lambert and Pfizer seeking to recover amounts paid by the Louisiana Medicaid program for Rezulin and for medical services to treat persons allegedly injured by Rezulin. This action was removed to the U.S. District Court for the Eastern District of Louisiana and thereafter transferred to the Multi-District Litigation. The court granted our motion for summary judgment and dismissed the complaint in November 2007, and the Louisiana Attorney General appealed the decision to the U.S. Court of Appeals for the Second Circuit in December 2007.

A number of insurance carriers provided coverage for Rezulin claims against Warner-Lambert. We now have entered into settlements with all of the carriers, resulting in recoveries to us of $397 million.

Asbestos

- Quigley

Quigley Company, Inc. (Quigley), a wholly owned subsidiary, was acquired by Pfizer in 1968 and sold small amounts of products containing asbestos until the early 1970s. In September 2004, Pfizer and Quigley took steps that were intended to resolve all pending and future claims against Pfizer and Quigley in which the claimants allege personal injury from exposure to Quigley products containing asbestos, silica or mixed dust. We took a charge of $369 million before-tax ($229 million after-tax) to third quarter 2004 earnings in connection with these matters.

In September 2004, Quigley filed a petition in the U.S. Bankruptcy Court for the Southern District of New York seeking reorganization under Chapter 11 of the U.S. Bankruptcy Code. In March 2005, Quigley filed a reorganization plan in the Bankruptcy Court that needed the approval of both the Bankruptcy Court and the U.S. District Court for the Southern District of New York after receipt of the vote of 75% of the claimants. In connection with that filing, Pfizer entered into settlement agreements with lawyers representing more than 80% of the individuals with claims related to Quigley products against Quigley and Pfizer. The agreements provide for a total of $430 million in payments, of which $215 million became due in December 2005 and is being paid to claimants upon receipt by the Company of certain required documentation from each of the claimants. The reorganization plan provided for the establishment of a Trust (the Trust) for the payment of all remaining pending claims as well as any future claims alleging injury from exposure to Quigley products.

As certified by the balloting agent in May 2006, more than 75% of Quigley's claimants holding claims that represented more than two-thirds in value of claims against Quigley voted to accept Quigley's plan of reorganization. In August 2006, in reviewing the voting tabulation methodology, the Bankruptcy Court ruled that certain votes that accepted the plan were not predicated upon the actual value of the claim. As a result, the reorganization plan was not accepted.

In June 2007, Quigley filed an amended plan of reorganization to address the Bankruptcy Court's concerns regarding the voting tabulation methodology. In July 2007, the Bankruptcy Court held a hearing to consider the adequacy of Quigley's disclosure statement. In October 2007, the Bankruptcy Court granted Quigley's application to approve its disclosure statement. On February 26, 2008, the Bankruptcy Court authorized Quigley to solicit its amended reorganization plan for acceptance by claimants. If approved by the claimants and the courts, the amended reorganization plan will result in a permanent injunction directing all pending and future claims alleging personal injury from exposure to Quigley products to the Trust.

Under the amended reorganization plan (as under the original reorganization plan), Pfizer will contribute $405 million to the Trust through a note, which has a present value of $172 million, as well as approximately $100 million in insurance, and will forgive a $30 million secured loan to Quigley. In addition, Pfizer entered into an agreement with the representative of future claimants that provides for the contribution to the Trust of an additional amount with a present value of $88.4 million.

In December 2007, the Bankruptcy Court modified its 2004 preliminary injunction order as it relates to Pfizer. As a result, while asbestos claims against Pfizer that are based on alleged exposure to a Quigley product remain stayed, asbestos claims that are not based on alleged exposure to a Quigley product are no longer stayed.

In a separately negotiated transaction with an insurance company in August 2004, we agreed to a settlement related to certain insurance coverage which provides for payments to us over a ten-year period of amounts totaling $405 million.

- Other Matters

Between 1967 and 1982, Warner-Lambert owned American Optical Corporation, which manufactured and sold respiratory protective devices and asbestos safety clothing. In connection with the sale of American Optical in 1982, Warner-Lambert agreed to indemnify the purchaser for certain liabilities, including certain asbestos-related and other claims. As of December 31, 2007, approximately 106,000 claims naming American Optical and numerous other defendants were pending in various federal and state courts seeking damages for alleged personal injury from exposure to asbestos and other allegedly hazardous materials. We are actively engaged in the defense of, and will continue to explore various means to resolve, these claims. Several of the insurance carriers that provided coverage for the American Optical asbestos and other allegedly hazardous materials claims have denied coverage. We believe that these carriers' position is without merit and are pursuing legal proceedings against such carriers. Separately, there is a small number of lawsuits pending against Pfizer in various federal and state courts seeking damages for alleged personal injury from exposure to products containing asbestos and other allegedly hazardous materials sold by Gibsonburg Lime Products Company, which was acquired by Pfizer in the 1960s and which sold small amounts of products containing asbestos until the early 1970s. There also is a small number of lawsuits pending in various federal and state courts seeking damages for alleged exposure to asbestos in facilities owned or formerly owned by Pfizer or its subsidiaries.

Celebrex and Bextra

In 2003, several purported class action complaints were filed in the U.S. District Court for the District of New Jersey against Pharmacia, Pfizer and certain former officers of Pharmacia. The complaints allege that the defendants violated federal securities laws by misrepresenting the data from a study concerning the gastrointestinal effects of Celebrex. These cases were consolidated for pre-trial proceedings in the District of New Jersey (*Alaska Electrical Pension Fund et al. v. Pharmacia Corporation et al.*). In January 2007, the court certified a class consisting of all persons who purchased Pharmacia securities from April 17, 2000 through February 6, 2001 and were damaged as a result of the decline in the price of Pharmacia's securities allegedly attributable to the misrepresentations. Plaintiffs seek damages in an unspecified amount. In October 2007, the court granted defendants' motion for summary judgment and dismissed the plaintiffs' claims in their entirety. In November 2007, the plaintiffs appealed the decision to the U.S. Court of Appeals for the Third Circuit.

Pfizer is a defendant in product liability suits, including purported class actions, in various U.S. federal and state courts and in certain other countries alleging personal injury as a result of the use of Celebrex and/or Bextra. These suits include a purported class action filed in 2001 in the U.S. District Court for the Eastern District of New York as well as actions that have been filed since late 2004. In addition, beginning in late 2004, purported class actions have been filed against Pfizer in various U.S. federal and state courts and in certain other countries alleging consumer fraud as the result of alleged false advertising of Celebrex and Bextra and the withholding of information from the public regarding the alleged safety risks associated with Celebrex and Bextra. The plaintiffs in these consumer fraud actions seek damages in unspecified amounts for economic loss. In September 2005, the U.S. federal product liability and consumer fraud actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Celebrex and Bextra Marketing, Sales Practices and Product Liability Litigation MDL-1699*) in the U.S. District Court for the Northern District of California. The majority of the cases involving Celebrex are pending in the Multi-District Litigation and in coordinated proceedings in the Supreme Court of the State of New York. In late 2007 and early 2008, the courts in both of those actions ruled that plaintiffs failed to present reliable scientific evidence necessary to prove that Celebrex can cause heart attacks and strokes at the 200 mg daily dose, which is the most commonly prescribed dose. These rulings render inadmissible certain opinions of plaintiffs' experts, which we believe could result in the dismissal of many of the Celebrex cases.

In July 2005, an action was filed by the Attorney General of the State of Louisiana in the Civil District Court for Orleans Parish, Louisiana, against Pfizer seeking to recover amounts paid by the Louisiana Medicaid program for Celebrex and Bextra and for medical services to treat persons allegedly injured by Celebrex or Bextra. The action also seeks injunctive relief to prevent the sale of Celebrex and any resumption of the sale of Bextra in Louisiana. This action was removed to the U.S. District Court for the Eastern District of Louisiana and thereafter transferred for consolidated pre-trial proceedings to the same Multi-District Litigation referred to in the preceding paragraph.

Beginning in late 2004, actions, including purported class and shareholder derivative actions, have been filed in various federal and state courts against Pfizer, Pharmacia and certain current and former officers, directors and employees of Pfizer and Pharmacia. These actions include: (i) purported class actions alleging that Pfizer and certain current and former officers of Pfizer violated federal securities laws by misrepresenting the safety of Celebrex and Bextra; (ii) purported shareholder derivative actions alleging that certain of Pfizer's current and former officers and directors breached fiduciary duties by causing Pfizer to misrepresent the safety of Celebrex and, in certain of the cases, Bextra; and (iii) purported class actions filed by persons who claim to be participants in the Pfizer or Pharmacia Savings Plan alleging that Pfizer and certain current and former officers, directors and employees of Pfizer or, where applicable, Pharmacia and certain former officers, directors and employees of Pharmacia, violated certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) by selecting and maintaining Pfizer stock as an investment alternative when it allegedly no longer was a suitable or prudent investment option. In June 2005, the federal securities, fiduciary duty and ERISA actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Pfizer Inc. Securities, Derivative and "ERISA" Litigation MDL-1688*) in the U.S. District Court for the Southern District of New York.

In July 2007, the purported federal shareholder derivative action alleging breach of fiduciary duty was dismissed by the court in the Multi-District Litigation. In August 2007, the plaintiffs appealed the decision to the U.S. Court of Appeals for the Second Circuit.

Trovan

In May 2007, the Attorney General of the Federation of Nigeria filed civil and criminal actions in the Federal High Court in Abuja against Pfizer, one of our Nigerian subsidiaries, and several current and former U.S. and Nigerian employees, including a current Pfizer director. Also in May 2007, the Attorney General of the State of Kano, Nigeria, filed substantially similar civil and criminal actions in the High Court of Kano State against substantially the same group of defendants. The federal civil action was voluntarily withdrawn by the federal authorities in July 2007, and a new federal civil complaint seeking substantially similar damages against substantially the same group of defendants was filed shortly thereafter.

All of these actions arise out of a 1996 pediatric clinical study of Trovan, an antibiotic then in late-stage development, that was conducted during a severe meningitis epidemic in Kano. The actions allege, among other things, that the study was conducted without proper government authorization and without the informed consent of the parents or guardians of the study participants and resulted in injury or death to a number of study participants. In the civil actions, the federal government is seeking more than $6 billion in damages and the Kano state government is seeking $2.075 billion in damages for, among other things, the costs incurred to provide treatment, compensation and support for the alleged victims and their families; the costs of unrelated health initiatives that failed, allegedly due to societal misgivings attributable to the Trovan study; and general damages. We believe that we have strong defenses in these actions.

The 1996 Trovan clinical study has also been the subject of two civil lawsuits filed against Pfizer in the U.S. District Court for the Southern District of New York on behalf of the study participants. The District Court dismissed both cases in 2005, and those decisions are on appeal to the U.S. Court of Appeals for the Second Circuit.

Hormone-Replacement Therapy

Pfizer and certain wholly owned subsidiaries and limited liability companies, along with several other pharmaceutical manufacturers, have been named as defendants in a number of lawsuits in various federal and state courts alleging personal injury resulting from the use of certain estrogen and progestin medications prescribed for women to treat the symptoms of menopause. Plaintiffs in these suits allege a variety of personal injuries, including breast cancer, stroke and heart disease. Certain co-defendants in some of these actions have asserted indemnification rights against Pfizer and its affiliated companies. The cases against Pfizer and its affiliated companies involve the products femhrt (which Pfizer divested in 2003), Activella and Vagifem (which are Novo Nordisk products that were marketed by a Pfizer affiliate from 2000 to 2004), and Provera, Ogen, Depo-Estradiol, Estring and generic MPA, all of which remain approved by the FDA for use in the treatment of menopause. The federal cases have been transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Prempro Products Liability Litigation MDL-1507*) in the U.S. District Court for the Eastern District of Arkansas.

This litigation originally included both individual actions as well as various purported nationwide and statewide class actions. However, as a result of the voluntary dismissal of certain purported class actions and the withdrawal of the class action allegations by the plaintiffs in certain other actions, this litigation now consists of individual actions and a few purported statewide class actions.

Viagra

A number of lawsuits, including purported class actions, have been filed against us in various federal and state courts alleging that Viagra causes certain types of visual injuries. The plaintiffs in the purported class actions seek to represent nationwide and certain statewide classes of Viagra users. All of the actions seek damages for personal injury, and the purported class actions also seek medical monitoring. In January 2006, the federal cases were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Viagra Products Liability Litigation MDL-1724*) in the U.S. District Court for the District of Minnesota.

Zoloft

A number of individual lawsuits have been filed against us in various federal and state courts alleging personal injury as a result of the purported ingesting of Zoloft.

Mirapex

A number of individual lawsuits seeking damages have been filed against Pfizer and Boehringer Ingelheim Pharmaceuticals, Inc. (BIPI) in various U.S. federal and state courts and one purported class action has been filed in Canada alleging that Mirapex, a treatment for Parkinson's disease, causes certain impulse-control disorders. We co-promoted Mirapex with BIPI until May 2005 but, as a result of the sale of our interests in this product to BIPI, we no longer manufacture or sell Mirapex. In June 2007, all of the U.S. federal cases were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Mirapex Products Liability Litigation MDL-1836*) in the U.S. District Court for the District of Minnesota.

Neurontin

A number of lawsuits, including purported class actions, have been filed against us in various federal and state courts alleging claims arising from the promotion and sale of Neurontin. The plaintiffs in the purported class actions seek to represent nationwide and certain statewide classes consisting of persons, including individuals, health insurers, employee benefit plans and other third-party payors, who purchased or reimbursed patients for the purchase of Neurontin that allegedly was used for indications other than those included in the product labeling approved by the FDA. In October 2004, many of the suits pending in federal courts, including individual actions as well as purported class actions, were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Neurontin Marketing, Sales Practices and Product Liability Litigation MDL-1629*) in the U.S. District Court for the District of Massachusetts. Purported class actions also have been filed against us in various Canadian provincial courts alleging claims arising from the promotion and sale of Neurontin.

In the Multi-District Litigation, in August 2007, the court denied without prejudice plaintiffs' motion to certify a nationwide class of all consumers and third-party payors who allegedly purchased or reimbursed patients for the purchase of Neurontin for "off-label" uses from 1994 through 2004. The court indicated that it would allow plaintiffs to file a renewed motion for class certification under certain circumstances. In December 2007, plaintiffs filed such a motion, which we intend to oppose.

In June 2007, a Pennsylvania state court certified a class of all individuals in Pennsylvania who allegedly purchased Neurontin for "off-label" uses from 1995 to the present. The plaintiffs seek a refund of amounts paid by class members for Neurontin. Plaintiffs also are seeking certification of a statewide class of Neurontin purchasers in an action pending in Kansas state court. State courts in New York and New Mexico have declined to certify statewide classes of Neurontin purchasers.

A number of individual lawsuits have been filed against us in various U.S. federal and state courts and in certain other countries alleging personal injury, suicide and attempted suicide as a result of the purported ingesting of Neurontin. Certain of the U.S. federal actions have been transferred for consolidated pre-trial proceedings to the same Multi-District Litigation referred to in the first paragraph of this section.

Lipitor

Beginning in September 2005, three purported nationwide class actions were filed against us in various federal courts alleging claims relating to the promotion of Lipitor. In January 2006, two of the actions were voluntarily dismissed without prejudice. In the remaining action, which was filed in the U.S. District Court for the Southern District of Florida, the plaintiffs alleged that the Company engaged in false and misleading advertising in violation of state consumer protection laws by allegedly promoting Lipitor for the prevention of heart disease in women (regardless of age) and men over age 55 who in each case had no history of heart disease or diabetes. The action sought monetary and injunctive relief, including treble damages. Effective January 9, 2008, this action was voluntarily dismissed with prejudice without any payment by the Company. In addition, in 2005, a purported class action on behalf of residents of the Province of Quebec was filed against us in Canada that asserts claims under Canadian law and seeks relief substantially similar to the claims that had been asserted and the relief that had been sought in the U.S. action.

In March and April 2006, six purported class actions were filed against us in various federal courts alleging claims relating to the promotion of Lipitor. In May 2006, five of the actions were voluntarily dismissed without prejudice, and the plaintiffs in those actions were added as plaintiffs in the remaining action. The complaint in the remaining action, which was filed in the U.S. District Court for the Northern District of Illinois, alleges that, through patient and medical education programs and other actions, the Company promoted Lipitor for use by certain patients contrary to national cholesterol guidelines that plaintiffs claim are a part of the labeled indications for the product. The plaintiffs seek to represent nationwide and certain statewide classes consisting of health and welfare funds and other third-party payors that purchased Lipitor for such patients or reimbursed such patients for the purchase of Lipitor since January 1, 2002. The plaintiffs allege, among other things, fraud, unjust enrichment and a violation of the federal Racketeer Influenced and Corrupt Organizations Act ("RICO") and certain state consumer fraud statutes and seek monetary and injunctive relief, including treble damages. In September 2007, plaintiffs filed an amended complaint adding allegations that, primarily as the result of the Company's purported failure to fully disclose the risks of alleged side-effects of Lipitor, the prices that plaintiffs paid for Lipitor were higher than they otherwise would have been.

In 2004, a former employee filed a "whistleblower" action against us in the U.S. District Court for the Eastern District of New York. The complaint remained under seal until September 2007, at which time the U.S. Attorney for the Eastern District of New York declined to intervene in the case. We were served with the complaint on December 19, 2007. Plaintiff alleges that, through patient and medical education programs, written materials and other actions aimed at doctors, consumers, payors and investors, the Company promoted Lipitor for use by certain patients contrary to national cholesterol guidelines that plaintiff claims are a part of the labeled indications for the product. Plaintiff alleges violations of the Federal Civil False Claims Act and the false claims acts of certain states and seeks treble damages and civil penalties on behalf of the U.S. Government and the specified states as the result their purchase, or reimbursement of patients for the purchase, of Lipitor allegedly for such "off-label" uses. Plaintiff also seeks compensation as a whistleblower under those federal and state statutes. In addition, plaintiff alleges that he was wrongfully terminated, in violation of the anti-retaliation provisions of the Federal Civil False Claims Act, the Civil Rights Act of 1964 and applicable New York law, for raising concerns about the alleged "off-label" promotion of Lipitor and about alleged instances of sexual harassment in the workplace, and he seeks damages and the reinstatement of his employment.

C. Commercial and Other Matters

Average Wholesale Price Litigation

A number of states as well as most counties in New York have sued Pharmacia, Pfizer and other pharmaceutical manufacturers alleging that they provided average wholesale price (AWP) information for certain of their products that was higher than the actual prices at which those products were sold. The AWP is used to determine reimbursement levels under Medicare Part B and Medicaid and in many private-sector insurance policies and medical plans. The plaintiffs claim that the alleged spread between the AWPs at which purchasers were reimbursed and the actual prices was promoted by the defendants as an incentive to purchase certain of their products. In addition to suing on their own behalf, many of the plaintiff states seek to recover on behalf of individual Medicare Part B co-payors and private-sector insurance companies and medical plans in their states. These various actions generally assert fraud claims as well as claims under state deceptive trade practice laws, and seek monetary and other relief, including civil penalties and treble damages. Several of the suits also allege that Pharmacia and/or Pfizer did not report to the states their best price for certain products under the Medicaid program.

In addition, Pharmacia, Pfizer and other pharmaceutical manufacturers are defendants in a number of purported class action suits in various federal and state courts brought by employee benefit plans and other third-party payors that assert claims similar to those in the state and county actions. These suits allege, among other things, fraud, unfair competition and unfair trade practices and seek monetary and other relief, including civil penalties and treble damages.

All of these state, county and purported class action suits were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Pharmaceutical Industry Average Wholesale Price Litigation MDL-1456*) in the U.S. District Court for the District of Massachusetts. Certain of the state and private suits have been remanded to their respective state courts. In November 2006, the claims against Pfizer in the Multi-District Litigation were dismissed with prejudice; the claims against Pharmacia are still pending.

Monsanto-Related Matters

In 1997, Monsanto Company (Former Monsanto) contributed certain chemical manufacturing operations and facilities to a newly formed corporation, Solutia Inc. (Solutia), and spun off the shares of Solutia. In 2000, Former Monsanto merged with Pharmacia & Upjohn to form Pharmacia Corporation (Pharmacia). Pharmacia then transferred its agricultural operations to a newly created subsidiary, named Monsanto Company (New Monsanto), which it spun off in a two-stage process that was completed in 2002. Pharmacia was acquired by Pfizer in 2003 and is now a wholly owned subsidiary of Pfizer.

In connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities related to Pharmacia's former agricultural business. New Monsanto is defending and indemnifying Pharmacia for various claims and litigation arising out of or related to the agricultural business.

In connection with its spin-off in 1997, Solutia assumed, and agreed to indemnify Pharmacia for, liabilities related to Former Monsanto's chemical businesses. In addition, in connection with its spinoff that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Former Monsanto's chemical businesses, including any such liabilities that Solutia assumed. Solutia's and New Monsanto's assumption of and agreement to indemnify Pharmacia for these liabilities apply to pending actions and any future actions related to Former Monsanto's chemical businesses in which Pharmacia is named as a defendant, including, without limitation, actions asserting environmental claims, including alleged exposure to polychlorinated biphenyls.

In December 2003, Solutia filed a petition in the U.S. Bankruptcy Court for the Southern District of New York seeking reorganization under Chapter 11 of the U.S. Bankruptcy Code. Solutia asked the Bankruptcy Court to relieve it from liabilities related to Former Monsanto's chemical businesses that were assumed by Solutia in 1997. In addition, motions were filed by Solutia in the Chapter 11 proceeding and other actions were filed in the Bankruptcy Court by Solutia and by a committee representing the interests of Solutia's shareholders that sought to avoid all or a portion of Solutia's obligations to Pharmacia.

In December 2003, Solutia filed an action, also in the U.S. Bankruptcy Court for the Southern District of New York, seeking a determination that Pharmacia rather than Solutia was responsible for an estimated $475 million in healthcare benefits for certain Solutia retirees. A similar action was filed in May 2004 in the same Bankruptcy Court against Pharmacia and New Monsanto by a committee appointed to represent Solutia retirees in the Bankruptcy Court proceedings.

In February 2006, Solutia filed its plan of reorganization in the Bankruptcy Court. In November 2007, the Bankruptcy Court approved the plan of reorganization, and Solutia emerged from bankruptcy in February 2008. Under the reorganization plan, all lawsuits filed against Pharmacia in the Bankruptcy Court by Solutia, the committee representing Solutia retirees and the committee representing Solutia's shareholders have been dismissed or withdrawn with prejudice and without any payment by Pharmacia to Solutia or any other party.

Under the reorganization plan, Solutia's indemnity obligations to Pharmacia that arose in connection with Solutia's 1997 spin-off are shared between Solutia and New Monsanto. New Monsanto is financially responsible for all environmental remediation costs at certain sites that Solutia never owned or operated. Solutia will continue to be financially responsible for all environmental remediation costs at sites that Solutia has owned or operated. The plan also provides that Solutia will indemnify Pharmacia for any environmental remediation costs that Solutia continues to be liable for under the plan. In addition, the plan provides that New Monsanto is financially responsible for all current and future personal injury tort claims related to Former Monsanto's chemical businesses that Solutia assumed in connection with the 1997 spin-off. Finally, under the plan, Pharmacia has been released from all healthcare and other benefit claims of Solutia retirees.

Solutia's reorganization plan does not in any way affect the obligations undertaken by New Monsanto to indemnify Pharmacia for all liabilities that Solutia originally assumed in connection with the 1997 spin-off.

Securities Litigation

In December 2006, a purported class action was filed in the U.S. District Court for the Southern District of New York alleging that Pfizer and certain current officers and one former officer of Pfizer violated federal securities laws by misrepresenting the safety and efficacy of Torcetrapib and the progress of the development program for Torcetrapib, a product candidate whose development program was terminated on December 2, 2006. In April 2007, the plaintiffs filed an amended complaint that, among other things, expanded the purported class period. Pursuant to the amended complaint, the plaintiffs seek to represent a class consisting of all persons who purchased Pfizer securities between January 19, 2005 and December 2, 2006 and were damaged as a result of the decline in the price of Pfizer's stock, allegedly attributable to the misrepresentations, that followed the announcement of the termination of the Torcetrapib development program. The action seeks compensatory damages in an unspecified amount. On February 28, 2008, the court dismissed the amended complaint and granted the plaintiffs the opportunity to move to replead.

Pharmacia Cash Balance Pension Plan

In 2006, several current and former employees of Pharmacia Corporation filed a purported class action in the U.S. District Court for the Southern District of Illinois against the Pharmacia Cash Balance Pension Plan (the Plan), Pharmacia Corporation, Pharmacia & Upjohn Company and Pfizer Inc. Plaintiffs seek monetary and injunctive relief on behalf of a class consisting of certain current and former participants in the Plan who accrued a benefit in the Monsanto Company Pension Plan prior to its conversion to a cash balance plan in 1997. In January 2002, after various corporate reorganizations, certain of the assets and liabilities of the Monsanto Company Pension Plan were transferred to the Plan. Plaintiffs claim that the Plan violates the age discrimination provisions of the Employee Retirement Income Security Act of 1974 by providing certain credits to such participants only to age 55. This action has been consolidated in the U.S. District Court for the Southern District of Illinois (*Walker, et al., v. The Monsanto Company Pension Plan et al.*) with purported class actions pending in the same court that make largely similar claims against substantially similar cash balance plans sponsored by Monsanto Company and Solutia Inc., two former affiliates of Pharmacia.

In September 2007, the parties to the action against the Plan submitted to the court an agreed-upon proposed order that would permit the case to proceed as a class action. The court has not yet acted on the proposed order.

Environmental Matters

In August 2007, the U.S. Department of Justice (DOJ) proposed a civil penalty, in an amount that is not material to the Company, to settle certain alleged violations of the Federal Clean Air Act at our Groton, Connecticut manufacturing facility that were identified by the U.S. Environmental Protection Agency (EPA) in 2006. We are in discussions with the DOJ and EPA to resolve this matter, and we have implemented corrective actions to address all of the EPA's concerns.

We will be required to submit a corrective measures study report to the EPA with regard to Pharmacia's discontinued industrial chemical facility in North Haven, Connecticut.

We are a party to a number of other proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, (CERCLA or Superfund) and other state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.

D. Government Investigations and Requests for Information

Like other pharmaceutical companies, we are subject to extensive regulation by national, state and local government agencies in the U.S. and in the other countries in which we operate. As a result, we have interactions with government agencies on an ongoing basis. Among the investigations and requests for information by government agencies are those discussed below. It is possible that criminal charges and fines and/or civil penalties could result from pending government investigations, including but not limited to those discussed below.

The Department of Justice continues to actively investigate the marketing and safety of our COX-2 medicines, particularly Bextra. The investigation has included requests for information and documents. We also have received requests for information and documents in connection with threatened claims concerning the marketing and safety of Bextra and Celebrex from a group of state attorneys general. We have been considering various ways to resolve these matters.

Separately, the Department of Justice continues to actively investigate certain physician payments budgeted to our prescription pharmaceutical products. The investigation has included requests for information and documents.

The Company has voluntarily provided the Department of Justice and the Securities and Exchange Commission with information concerning potentially improper payments made in connection with certain sales activities outside the U.S. Certain potentially improper payments and other matters are the subject of investigations by government authorities in certain foreign countries, including the following: A wholly owned subsidiary of Pfizer is under criminal investigation by various government authorities in Italy with respect to gifts and payments allegedly provided to certain doctors operating within Italy's national healthcare system. In Germany, a wholly owned subsidiary of Pfizer is the subject of a civil and criminal investigation with respect to certain tax matters. The Pfizer subsidiaries are fully cooperating in these investigations.

E. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters and patent infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2007, recorded amounts for the estimated fair value of these indemnifications were not significant.

21. Segment, Geographic and Revenue Information

Business Segments

We operate in the following business segments:

- **Pharmaceutical**
  - The Pharmaceutical segment includes products that prevent and treat cardiovascular and metabolic diseases, central nervous system disorders, arthritis and pain, infectious and respiratory diseases, urogenital conditions, cancer, eye disease, endocrine disorders and allergies.
- **Animal Health**
  - The Animal Health segment includes products that prevent and treat diseases in livestock and companion animals.

For our reportable operating segments (i.e., Pharmaceutical and Animal Health), segment profit/(loss) is measured based on income from continuing operations before provision for taxes on income, minority interests and the cumulative effect of a change in accounting principles. Certain costs, such as significant impacts of purchase accounting for acquisitions, acquisition-related costs and costs related to our cost-reduction initiatives and transition activity associated with our former Consumer Healthcare business, are included in *Corporate/Other* only. This methodology is utilized by management to evaluate our businesses.

Certain income/(expense) items that are excluded from the operating segments' profit/(loss) are considered corporate items and are included in *Corporate/Other*. These items include interest income/(expense), corporate expenses (e.g., corporate administration costs), other income/(expense) (e.g., realized gains and losses attributable to our investments in debt and equity securities), certain performance-based and all share-based compensation expenses not allocated to the business segments, significant impacts of purchase accounting for acquisitions, certain milestone payments, acquisition-related costs, intangible asset impairments and costs related to our cost-reduction initiatives.

Each segment is managed separately and offers different products requiring different marketing and distribution strategies.

We sell our products primarily to customers in the wholesale sector. In 2007, sales to our three largest U.S. wholesaler customers represented approximately 18%, 12% and 10% of total revenues and, collectively, represented approximately 20% of accounts receivable as of December 31, 2007. In 2006, sales to our three largest U.S. wholesaler customers represented approximately 20%, 13% and 11% of total revenues and, collectively, represented approximately 26% of accounts receivable as of December 31, 2006. These sales and related accounts receivable were concentrated in the Pharmaceutical segment.

Revenues exceeded $500 million in each of 12 countries outside the U.S. in 2007 and in each of 10 countries outside the U.S. in 2006. The U.S. was the only country to contribute more than 10% of total revenues in each year.

The following tables present segment, geographic and revenue information:

Segment

(MILLIONS OF DOLLARS)	FOR/AS OF THE YEAR ENDED DEC. 31, 2007	2006	2005
Revenues			
Pharmaceutical	$ 44,424	$ 45,083	$ 44,269
Animal Health	2,639	2,311	2,206
Corporate/Other[(a)]	1,355	977	930
Total revenues	$ 48,418	$ 48,371	$ 47,405
Segment profit/(loss)[(b)]			
Pharmaceutical	$ 20,740	$ 21,615	$ 19,599
Animal Health	620	455	405
Corporate/Other[(a)(c)]	(12,082)	(9,042)	(9,204)
Total profit/(loss)	$ 9,278	$ 13,028	$ 10,800
Identifiable assets			
Pharmaceutical	$ 67,431	$ 72,497	$ 74,056
Animal Health	2,043	1,951	2,098
Discontinued operations/Held for sale	114	62	6,659
Corporate/Other[(a)(d)]	45,680	41,036	34,157
Total identifiable assets	$115,268	$115,546	$116,970
Property, plant and equipment additions[(e)]			
Pharmaceutical	$ 1,608	$ 1,681	$ 1,703
Animal Health	70	51	61
Discontinued operations/Held for sale	—	162	189
Corporate/Other[(a)]	202	156	153
Total property, plant and equipment additions	$ 1,880	$ 2,050	$ 2,106
Depreciation and amortization[(e)]			
Pharmaceutical	$ 1,886	$ 1,765	$ 1,880
Animal Health	52	49	59
Discontinued operations/Held for sale	—	71	78
Corporate/Other[(a)(f)]	3,262	3,408	3,559
Total depreciation and amortization	$ 5,200	$ 5,293	$ 5,576

(a) *Corporate/Other* includes our gelatin capsules business, our contract manufacturing business and a bulk pharmaceutical chemicals business, and transition activity associated with our former Consumer Healthcare business (sold in December 2006). *Corporate/Other* under *Segment profit/(loss)* also includes interest income/(expense), corporate expenses (e.g., corporate administration costs), other income/(expense) (e.g., realized gains and losses attributable to our investments in debt and equity securities), certain performance-based and all share-based compensation expenses, significant impacts of purchase accounting for acquisitions, acquisition-related costs, intangible asset impairments and costs related to our cost-reduction initiatives.

(b) Segment profit/(loss) equals *Income from continuing operations before provision for taxes on income, minority interests and the cumulative effect of a change in accounting principles.* Certain costs, such as significant impacts of purchase accounting for acquisitions, acquisition-related costs and costs related to our cost-reduction initiatives and transition activity associated with our former Consumer Healthcare business, are included in *Corporate/Other* only. This methodology is utilized by management to evaluate our businesses.

(c) In 2007, *Corporate/Other* includes: i) restructuring charges and implementation costs associated with our cost-reduction initiatives of $3.9 billion; (ii) significant impacts of purchase accounting for acquisitions of $3.4 billion, including acquired in-process research and development, intangible asset amortization and other charges; (iii) $2.8 billion of charges associated with Exubera. See *Note 4. Asset Impairment Charges and Other Costs Associated with Exiting Exubera*; (iv) net interest income of $1.1 billion; (v) all share-based compensation expense; (vi) gain on disposal of assets and other of $174 million; (vii) transition activity associated with our former Consumer Healthcare business of $26 million in income; and (viii) acquisition-related costs of $11 million.

In 2006, *Corporate/Other* includes: (i) significant impacts of purchase accounting for acquisitions of $4.1 billion, including acquired in-process research and development, intangible asset amortization and other charges; (ii) restructuring charges and implementation costs associated with our cost-reduction initiatives of $2.1 billion; (iii) all share-based compensation expense; (iv) net interest income of $437 million; (v) impairment of the Depo-Provera intangible asset of $320 million; (vi) gain on disposals of investments and other of $173 million; (vii) a research and development milestone due to us from sanofi-aventis of approximately $118 million; and (viii) acquisition-related costs of $27 million.

In 2005, *Corporate/Other* includes: (i) significant impacts of purchase accounting for acquisitions of $4.9 billion, including acquired in-process research and development, intangible asset amortization and other charges; (ii) costs associated with the suspension of Bextra's sales and marketing of $1.2 billion; (iii) acquisition-related costs of $918 million; (iv) restructuring charges and implementation costs associated with our cost-reduction initiatives of $763 million; (v) net interest income of $269 million; (vi) all share-based compensation expense; and (vii) gain on disposals of investments and other of $134 million.

(d) Corporate assets are primarily cash, short-term investments and long-term investments and loans.

(e) Certain production facilities are shared by various segments. Property, plant and equipment, as well as capital additions and depreciation, are allocated based on estimates of physical production.

(f) *Corporate/Other* includes non-cash charges associated with purchase accounting related to intangible asset amortization of $3.0 billion in 2007, $3.2 billion in 2006 and $3.3 billion in 2005.

Geographic

(MILLIONS OF DOLLARS)	FOR/AS OF THE YEAR ENDED DEC. 31, 2007	2006	2005
Revenues			
United States[a]	**$23,153**	$25,822	$24,751
Europe/Canada[b]	**15,918**	14,194	14,355
Japan/Asia[c]	**6,511**	5,939	5,987
Latin America/AFME[d]	**2,836**	2,416	2,312
Consolidated	**$48,418**	$48,371	$47,405
Long-lived assets[e]			
United States[a]	**$19,145**	$21,795	$24,390
Europe/Canada[b]	**15,457**	17,538	16,492
Japan/Asia[c]	**1,177**	1,205	1,154
Latin America/AFME[d]	**453**	444	441
Consolidated	**$36,232**	$40,982	$42,477

[a] Includes operations in Puerto Rico.
[b] Includes Canada, France, Italy, Spain, Germany, U.K., Ireland, Northern Europe and Central-South Europe.
[c] Includes Japan, Australia, Korea, China, Taiwan, Thailand and India.
[d] Includes South America, Central America, Mexico, Africa and the Middle East.
[e] Long-lived assets include identifiable intangible assets (excluding goodwill) and property, plant and equipment.

Revenues by Therapeutic Area

(MILLIONS OF DOLLARS)	YEAR ENDED DEC. 31, 2007	2006	2005
Pharmaceutical			
Cardiovascular and metabolic diseases	**$18,853**	$19,871	$18,732
Central nervous system disorders	**5,152**	6,038	6,391
Arthritis and pain	**2,914**	2,711	2,386
Infectious and respiratory diseases	**3,552**	3,474	4,770
Urology	**3,010**	2,809	2,684
Oncology	**2,640**	2,191	1,996
Ophthalmology	**1,643**	1,461	1,373
Endocrine disorders	**1,052**	985	1,049
All other	**3,819**	4,169	3,823
Alliance revenues	**1,789**	1,374	1,065
Total Pharmaceutical	**44,424**	45,083	44,269
Animal Health	**2,639**	2,311	2,206
Other	**1,355**	977	930
Total revenues	**$48,418**	$48,371	$47,405

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc and Subsidiary Companies

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	QUARTER			
	FIRST	SECOND	THIRD	FOURTH
2007				
Revenues	**$12,474**	**$11,084**	**$11,990**	**$12,870**
Costs and expenses	**7,326**	**8,414**	**10,899**	**9,684**
Acquisition-related in-process research and development charges	**283**	**—**	**—**	**—**
Restructuring charges and acquisition-related costs	**812**	**1,051**	**455**	**216**
Income from continuing operations before (benefit)/provision for taxes on income, and minority interests	**4,053**	**1,619**	**636**	**2,970**
(Benefit)/provision for taxes on income	**689**	**272**	**(161)**	**223**
Minority interests	**3**	**2**	**1**	**36**
Income from continuing operations	**3,361**	**1,345**	**796**	**2,711**
Discontinued operations:				
Income/(loss) from discontinued operations—net of tax	**—**	**—**	**—**	**(3)**
Gains/(losses) on sales of discontinued operations—net of tax	**31**	**(78)**	**(35)**	**16**
Discontinued operations—net of tax	**31**	**(78)**	**(35)**	**13**
Net income	**$ 3,392**	**$ 1,267**	**$ 761**	**$ 2,724**
Earnings per common share—basic:				
Income from continuing operations	**$ 0.48**	**$ 0.19**	**$ 0.12**	**$ 0.40**
Discontinued operations—net of tax	**—**	**(0.01)**	**(0.01)**	**—**
Net income	**$ 0.48**	**$ 0.18**	**$ 0.11**	**$ 0.40**
Earnings per common share—diluted:				
Income from continuing operations	**$ 0.48**	**$ 0.19**	**$ 0.12**	**$ 0.40**
Discontinued operations—net of tax	**—**	**(0.01)**	**(0.01)**	**—**
Net income	**$ 0.48**	**$ 0.18**	**$ 0.11**	**$ 0.40**
Cash dividends paid per common share	**$ 0.29**	**$ 0.29**	**$ 0.29**	**$ 0.29**
Stock prices				
High	**$ 27.41**	**$ 27.73**	**$ 26.15**	**$ 25.71**
Low	**$ 24.55**	**$ 25.23**	**$ 23.13**	**$ 22.24**

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

Acquisition-related in-process research and development charges primarily includes amounts incurred in connection with our acquisitions of BioRexis and Embrex (see *Note 2. Acquisitions*).

Restructuring charges and acquisition-related costs includes restructuring charges primarily related to our cost-reduction initiatives (see *Note 5. Cost-Reduction Initiatives*).

As of January 31, 2008, there were 231,737 holders of record of our common stock (symbol PFE).

Quarterly Consolidated Financial Data (Unaudited)
Pfizer Inc and Subsidiary Companies

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	QUARTER FIRST	SECOND	THIRD	FOURTH
2006				
Revenues	$11,747	$11,741	$12,280	$12,603
Costs and expenses	7,178	7,877	8,070	10,060
Acquisition-related in-process research and development charges	—	513	—	322
Restructuring charges and acquisition-related costs	299	268	249	507
Income from continuing operations before provision for taxes on income, and minority interests	4,270	3,083	3,961	1,714
Provision for taxes on income	262	790	717	223
Minority interests	2	3	5	2
Income from continuing operations	4,006	2,290	3,239	1,489
Discontinued operations:				
Income from discontinued operations—net of tax	102	108	120	103
Gains on sales of discontinued operations—net of tax	3	17	3	7,857
Discontinued operations—net of tax	105	125	123	7,960
Net income	$ 4,111	$ 2,415	$ 3,362	$ 9,449
Earnings per common share—basic:				
Income from continuing operations	$ 0.55	$ 0.31	$ 0.45	$ 0.21
Discontinued operations—net of tax	0.01	0.02	0.02	1.11
Net income	$ 0.56	$ 0.33	$ 0.47	$ 1.32
Earnings per common share—diluted:				
Income from continuing operations	$ 0.55	$ 0.31	$ 0.44	$ 0.21
Discontinued operations—net of tax	0.01	0.02	0.02	1.11
Net income	$ 0.56	$ 0.33	$ 0.46	$ 1.32
Cash dividends paid per common share	$ 0.24	$ 0.24	$ 0.24	$ 0.24
Stock prices				
High	$ 26.84	$ 25.72	$ 28.58	$ 28.60
Low	$ 23.60	$ 22.51	$ 22.16	$ 23.75

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

All financial information reflects our Consumer Healthcare business as discontinued operations (see *Note 3. Discontinued Operations*).

Acquisition-related in-process research and development charges primarily includes amounts incurred in connection with our acquisitions of PowderMed and Rinat (see *Note 2. Acquisitions*).

Restructuring charges and acquisition-related costs includes restructuring charges primarily related to our cost-reduction initiatives (see *Note 5. Cost-Reduction Initiatives*).

Financial Summary
Pfizer Inc and Subsidiary Companies

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	AS OF/FOR THE YEAR ENDED DECEMBER 31					
	2007	2006	2005	2004	2003	2002
Revenues	**$48,418**	$48,371	$47,405	$48,988	$41,787	$29,758
Research and development expenses[a]	**8,089**	7,599	7,256	7,513	7,279	5,153
Other costs and expenses	**28,234**	25,586	26,341	25,850	25,652	12,742
Acquisition-related in-process research and development charges[b]	**283**	835	1,652	1,071	5,052	—
Restructuring charges and acquisition-related costs[c]	**2,534**	1,323	1,356	1,151	1,023	594
Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principles	**9,278**	13,028	10,800	13,403	2,781	11,269
Provision for taxes on income	**(1,023)**	(1,992)	(3,178)	(2,460)	(1,614)	(2,598)
Income from continuing operations before cumulative effect of a change in accounting principles	**8,213**	11,024	7,610	10,936	1,164	8,665
Discontinued operations—net of tax	**(69)**	8,313	498	425	2,776	871
Cumulative effect of a change in accounting principles—net of tax[d]	**—**	—	(23)	—	(30)	(410)
Net income	**8,144**	19,337	8,085	11,361	3,910	9,126
Effective tax rate—continuing operations	**11.0%**	15.3%	29.4%	18.4%	58.0%	23.1%
Depreciation and amortization[e]	**5,200**	5,293	5,576	5,093	4,025	1,030
Property, plant and equipment additions[e]	**1,880**	2,050	2,106	2,601	2,629	1,758
Cash dividends paid	**7,975**	6,919	5,555	5,082	4,353	3,168
Working capital[f]	**25,014**	25,559	18,433	17,582	6,059	5,868
Property, plant and equipment, less accumulated depreciation	**15,734**	16,632	16,233	17,593	17,573	10,264
Total assets[f]	**115,268**	115,546	116,970	125,848	111,131	44,251
Long-term debt	**7,314**	5,546	6,347	7,279	5,755	3,140
Long-term capital[g]	**80,134**	84,993	81,895	88,959	78,866	21,647
Shareholders' equity	**65,010**	71,358	65,764	68,433	60,049	18,099
Earnings per common share—basic:						
Income from continuing operations before cumulative effect of a change in accounting principles	**1.19**	1.52	1.03	1.45	0.16	1.41
Discontinued operations—net of tax	**(0.01)**	1.15	0.07	0.06	0.38	0.14
Cumulative effect of a change in accounting principles—net of tax[d]	**—**	—	—	—	—	(0.07)
Net income	**1.18**	2.67	1.10	1.51	0.54	1.48
Earnings per common share—diluted:						
Income from continuing operations before cumulative effect of a change in accounting principles	**1.18**	1.52	1.02	1.43	0.16	1.39
Discontinued operations—net of tax	**(0.01)**	1.14	0.07	0.06	0.38	0.14
Cumulative effect of a change in accounting principles—net of tax[d]	**—**	—	—	—	—	(0.07)
Net income	**1.17**	2.66	1.09	1.49	0.54	1.46
Market value per share (December 31)	**22.73**	25.90	23.32	26.89	35.33	30.57
Return on shareholders' equity	**11.94%**	28.20%	12.0%	17.7%	10.0%	55.2%
Cash dividends paid per common share	**1.16**	0.96	0.76	0.68	0.60	0.52
Shareholders' equity per common share	**9.65**	10.05	8.98	9.21	7.93	2.97
Current ratio	**2.15:1**	2.16:1	1.65:1	1.63:1	1.26:1	1.32:1
Weighted-average shares used to calculate:						
Basic earnings per common share amounts	**6,917**	7,242	7,361	7,531	7,213	6,156
Diluted earnings per common share amounts	**6,939**	7,274	7,411	7,614	7,286	6,241

Financial Summary
Pfizer Inc and Subsidiary Companies

On April 16, 2003, Pfizer acquired Pharmacia Corporation in a transaction accounted for as a purchase. All financial information reflects the following as discontinued operations: our Consumer Healthcare, in-vitro allergy and autoimmune diagnostic testing, certain European generics, surgical ophthalmic, confectionery, shaving and fish-care products businesses and the femhrt, Loestrin and Estrostep women's health product lines, as applicable.

(a) *Research and development expenses* includes co-promotion charges and milestone payments for intellectual property rights of $603 million in 2007, $292 million in 2006: $156 million in 2005; $160 million in 2004; $380 million in 2003; and $32 million in 2002.

(b) In 2007, 2006, 2005, 2004 and 2003, we recorded charges for the estimated portion of the purchase price of acquisitions allocated to in-process research and development.

(c) *Restructuring charges and acquisition-related costs* primarily includes the following:

2007 — Restructuring charges of $2.5 billion related to our cost-reduction initiatives.

2006 — Restructuring charges of $1.3 billion related to our cost-reduction initiatives.

2005 — Integration costs of $532 million and restructuring charges of $372 million related to our acquisition of Pharmacia in 2003 and restructuring charges of $438 million related to our cost-reduction initiatives.

2004 — Integration costs of $454 million and restructuring charges of $680 million related to our acquisition of Pharmacia in 2003.

2003 — Integration costs of $808 million and restructuring charges of $166 million related to our acquisition of Pharmacia in 2003.

2002 — Integration costs of $333 million and restructuring charges of $167 million related to our merger with Warner-Lambert in 2000 and pre-integration costs of $94 million related to our pending acquisition of Pharmacia.

(d) In 2005, as a result of adopting FIN 47, *Accounting for Conditional Asset Retirement Obligations,* we recorded a non-cash pre-tax charge of $40 million ($23 million, net of tax). In 2003, as a result of adopting SFAS No. 143, *Accounting for Asset Retirement Obligations,* we recorded a non-cash pre-tax charge of $47 million ($30 million, net of tax). In 2002, as a result of adopting SFAS No. 142, *Goodwill and Other Intangible Assets,* we recorded pre-tax charges of $565 million ($410 million, net of tax).

(e) Includes discontinued operations, (see Notes to Consolidated Financial Statements—*Note 21. Segment, Geographic and Revenue Information.*)

(f) For 2005 through 2002, includes assets held for sale of our Consumer Healthcare business, and for 2004 through 2002, also includes in-vitro allergy and autoimmune diagnostic testing, surgical ophthalmic, certain European generics, confectionery and shaving businesses and the femhrt, Loestrin and Estrostep women's health product lines.

(g) Defined as long-term debt, deferred taxes, minority interests and shareholders' equity.

Peer Group Performance Graph

Five Year Performance



200.0
150.0
100.0
50.0
0.0
2002
2003
2004
2005
2006
2007
PFIZER
OLD PEER GROUP
NEW PEER GROUP
S&P 500

	2002	2003	2004	2005	2006	2007
Pfizer	100.0	117.8	91.5	81.8	94.2	86.5
Old Peer Group	100.0	103.3	105.1	104.5	122.9	137.1
New Peer Group	100.0	113.8	114.5	121.7	135.0	137.2
S&P 500	100.0	128.7	142.7	149.7	173.3	182.8

Since 2005, Pfizer's pharmaceutical peer group has consisted of the following companies: Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb Company, Eli Lilly and Company, GlaxoSmithKline, Johnson & Johnson, Merck and Co., Schering-Plough Corporation and Wyeth (New Peer Group). Prior to that, Pfizer's pharmaceutical peer group was comprised of Abbot Laboratories, Baxter International, Bristol-Myers Squibb Company, Colgate-Palmolive Company, Eli Lilly and Company, Johnson & Johnson, Merck and Co., Schering-Plough Corporation and Wyeth (Old Peer Group).

We believe that the companies included in the New Peer Group are more reflective of the Company's core business, and therefore will provide a more meaningful comparison of stock performance. We have included the New Peer Group in the graph to show what the comparison to those companies would have been if the New Peer Group had been in place during the periods shown on the graph.

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Directions to The Peabody Memphis Hotel

149 Union Avenue
Memphis, Tennessee

East (Nashville, Tennessee):

Take I-40 West towards Little Rock, Arkansas, continue following signs for Little Rock (on 240 West for approximately five miles, then exit on 40 West). Take Exit 1A (Second and Third Street Exit). After getting off ramp stay on Second Street to hotel. Peabody valet and self-parking will be on your left after passing Union Avenue.

West (Little Rock, Arkansas):

Take I-40 East towards Nashville, Tennessee. Take the first exit (Riverside Drive) after crossing the bridge over the Mississippi River. Turn right and go south to Union Avenue and turn left. Turn right at Second Street. Peabody valet or self-parking will be on your left.

North (Saint Louis, Missouri):

Take I-55 South towards Jackson, Mississippi, then I-40 East towards Nashville, Tennessee. Take the first exit (Riverside Drive) after crossing the bridge over the Mississippi River. Turn right, go south to Union Avenue and turn left. Go to Second Street and turn right. Peabody valet or self-parking will be on your left.

South (Jackson, Mississippi):

Take I-55 North towards Memphis, Tennessee, then change to I-240 North. Take the Union Avenue Exit and go west. Go approximately 1.5 miles to Second Street and turn left. Peabody valet or self-parking will be on your left.

South (Birmingham, Alabama):

Take 78 West to I-240 West, then change to I-240 North. Take the Union Avenue Exit and go west. Go approximately 1.5 miles to Second Street and turn left. Peabody valet or self-parking will be on your left.

Memphis International Airport:

Follow the signs to I-240 West to I-240 North. Take I-240 North to the Union Avenue Exit, and proceed west approximately 1.5 miles to Second street and turn left. Peabody valet or self-parking will be on your left.

END

Pfizer

Working together for a healthier world™

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755
212-573-2323
www.pfizer.com

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